As filed with the Securities and Exchange Commission on June 24, 2005

Registration Statement No. 333-125759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO.2

To

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAPITAL MARITIME & TRADING CORP.

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification No.)
3, Iassonos Street Piraeus, Athens, 18537 GR +30 210 458 4950 (Address and telephone number of Registrant's principal executive offices)
CT Corporation System 111 Eighth Avenue, 13th Floor New York, NY 10011 212-894-8400
(Name, address and telephone number of agent for service)

Copies to:
Gregory M. Shaw, Esq. Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street London, EC2Y 9HR, England +44 207 453 1000 (telephone number) +44 207 860 1150 (facsimile number)		Jay Clayton, Esq. Sullivan & Cromwell LLP 1 New Fetter Lane London, EC4A 1AN, England +44 207 959 8900 (telephone number) +44 207 959 8950 (facsimile number)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 24, 2005.

16,670,000 Shares

Capital Maritime & Trading Corp.

Common Stock

This is an initial public offering by us of 16,670,000 shares of common stock.

Prior to this offering, there has been no public market for our common stock. We estimate the initial public offering price will be between $14.00 and $16.00 per share. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "CPM".

See "Risk Factors" on page 10 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us.	$	$

Each share of our common stock includes one right that, under certain circumstances, entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments.

To the extent that the underwriters sell more than 16,670,000 shares, the underwriters have the option within 30 days from the date of this prospectus to purchase up to an additional 2,500,500 shares of common stock from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2005.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
HSBC NBGI Securities Inc. Alpha Finance U.S. Corporation

Prospectus dated                     , 2005.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy shares of our common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

ENFORCEABILITY OF CIVIL LIABILITIES

Capital Maritime & Trading Corp. is a Marshall Islands company and our executive offices are located outside of the United States in Piraeus, Athens, Greece. All of our directors and officers, and certain of the experts, named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would (1) enter judgments in original actions brought in those courts predicated on United States federal or state securities laws or (2) recognize or enforce against us or any of our officers, directors or experts judgments of United States courts predicated on United States federal or state securities law.

Our agent for service of process is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, NY 10011. Our authorized representative is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

INDUSTRY DATA

E.A. Gibson Shipbrokers Ltd. (Gibson) has provided us with industry statistical data that we use in this prospectus and, in particular, in the discussion of the shipping industry contained in the section entitled "Industry". We believe that the information and statistical data supplied by Gibson is accurate in all material respects and we have relied upon it for purposes of this prospectus. Gibson has advised us, with respect to the statistical information provided by it, that:

•	some information in Gibson's database is derived from estimates or subjective judgments;

•	the information in the databases of other maritime data collection agencies may differ from the information in Gibson's database; and

•	Gibson has taken reasonable care in the compilation of the statistical information and believes it to be accurate and correct in all material respects.

PRESENTATION OF CERTAIN INFORMATION

Except as otherwise indicated or required by the context, references to "we", "our", "us" or the "Company" refer to Capital Maritime & Trading Corp. together with our subsidiaries, including our vessel-owning subsidiaries and our ship management subsidiary. Unless otherwise indicated, information in this prospectus assumes that the over-allotment option granted to the underwriters has not been exercised and references to currency amounts are to U.S. dollars. Certain amounts (including percentages) included in this prospectus have been subject to rounding and therefore totals presented in certain tables may not add up.

The glossary found later in this prospectus provides definitions of shipping and other key terms used in this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights certain significant information about our business and the offering, but before making an investment decision, you should read the entire prospectus and carefully consider the information set forth under the heading "Risk Factors" and in our consolidated financial statements and the related notes, which are included elsewhere in this prospectus.

Our Company

We are an international shipping company that owns, operates and actively manages a diverse fleet of product tankers, oil-bulk-ore carriers, or OBOs, and bulk carrier vessels in the highly fragmented international shipping market. As of June 3, 2005, our existing fleet was comprised of 26 product tankers, including four OBOs, and nine bulk carriers, ranging in size from 12,000 dwt to 103,203 dwt. The aggregate carrying capacity of our fleet as of that date was approximately 1.7 million dwt, consisting of:

•	1,263,651 dwt of product tanker and OBO capacity with a weighted average age of 17.9 years; and

•	465,563 dwt of bulk carrier capacity with a weighted average age of 11.4 years.

Our existing fleet includes three recently delivered newbuildings, an Ice Class 1C product/chemical tanker delivered in August 2003 and two Ice Class 1B product tankers delivered in January and June 2005, respectively. In addition, we currently have 16 Ice Class 1A MR product tanker newbuildings on firm order, which are scheduled for delivery in January 2006 through November 2007, and which have an aggregate carrying capacity of 665,500 dwt. We negotiated these newbuilding orders primarily in 2003 and early 2004, and believe that the timing of our orders enabled us to benefit from relatively low newbuilding contract prices and favorable expected delivery dates in comparison to current market conditions. The aggregate purchase price for the remaining 16 undelivered newbuildings is expected to be $560.8 million, which we believe is below the current market value. We believe our 16 Ice Class 1A MR product tanker newbuildings comprise the largest fleet of this type and size currently on order in the world.

Our in-house fleet management activities include:

•	the commercial and technical management of substantially all of the vessels in our existing fleet;

•	the selective purchase and sale of new and secondhand vessels; and

•	active participation in the design and supervision of the construction of newbuilding vessels.

Our Competitive Strengths

We believe we have the following competitive strengths:

•	Experienced management team with proven track record and established in-house technical and marine departments. We have assembled a core management team of six executives who have an average of approximately 22 years of experience in providing operational, commercial, technical and marine management of large and diverse fleets, including participating in the purchase and sale of over 150 vessels over their careers. In 2004, our commercial management team executed vessel sales that contributed $47.2 million in gains and, in 2003 and 2004, achieved a fleet utilization rate of 99.1% in each year. For the first quarter of 2005, vessel sales contributed $10.8 million in gains from sale of vessels and our fleet utilization rate was 100.0%. We believe we have highly qualified in-house technical and marine departments, which include ex-seagoing superintendent engineers and masters who have an average of approximately 20 years of experience. Their expertise is reflected in our low number of off-hire days and lack of incidents giving rise to loss of life or pollution or other environmental liability.

•	Fleet characteristics that enhance our revenue opportunities and cash flow liquidity. Our diverse fleet of tanker, OBO and bulk carrier vessels enables us to generate revenues from a wide range of customers and trades, with no single customer accounting for more than 10% of our revenues in each of 2003 and 2004. In addition to managing the capabilities of our fleet, we also continually focus on trying to optimize our mix of vessels. For example, over the past few years, we have utilized the strong economics in the shipping industry and our knowledge of the newbuilding and secondhand markets, as well as our ability to execute vessel purchases quickly, to acquire vessels at relatively low cost compared to historic and anticipated cash flows. This approach to fleet composition has enabled us, and we expect will continue to enable us, to finance a significant portion of our fleet modernization strategy from cash flow from operations.

•	Fleet characteristics that position us well to capitalize on macroeconomic factors affecting the shipping industry. There are a variety of macroeconomic factors that we believe will continue to affect the shipping industry, including the increasing importance of China to the world's economy, the lack of refining capacity in the United States and Europe and the increase in exports of Russian oil and refined products. These and other factors have driven demand for seaborne transportation to historically high levels and we believe they will continue to have a significant effect on the industry. We also believe that our existing fleet and our ice class-focused newbuilding program position us to take advantage of these factors as well as the expected implementation of environmental and other maritime regulations.

•	Established relationships with important customers. We believe that we have developed strong relationships with important customers, including major oil companies. Utilizing the skills of our strong in-house technical and vetting departments, we have achieved a 99% approval rate following tanker vettings by oil majors, despite our relatively recent entry into the tanker sector. We believe our relationships with oil majors will be further enhanced as our tanker newbuildings become available for vetting. As our tanker operations have expanded, we have been successful in having a number of our tankers vetted, accepted and used by many of the oil majors and we have conducted business with many of the major oil traders, including Addax, AIC, Alpine, Glencore, Litasco (Lukoil), Trafigura and Vitol. In the dry bulk sector, we have conducted business with many of the major customers, including dry bulk charterers and commodities traders such as BHP, Bunge, Cargill, EDF Man, Glencore and Sucden.

•	Strong financial performance and flexibility. For the year ended December 31, 2004, we generated gross revenue from vessels of $188.8 million, EBITDA of $167.5 million, including $47.2 million in gains from the sale of vessels, and net income of $146.2 million. For the three month period ended March 31, 2005, we generated gross revenue from vessels of $75.9 million, EBITDA of $61.0 million, including $10.8 million in gains from the sale of vessels, and net income of $50.8 million. Our consolidated aggregate outstanding debt as of those dates was $217.3 million and $268.8 million, respectively. Although we have expanded our fleet significantly over the past several years, we believe we have maintained a relatively low level of debt compared to our asset values and cash flow, as demonstrated by our ratio of gross debt to total assets at book value of 49.3% and our ratio of earnings to fixed charges of 17.7x, in each case at March 31, 2005. We believe this approach will allow us to continue to expand and modernize our fleet primarily through a mix of debt, including through the use of four credit facilities under which we have received commitments aggregating $451.7 million, and cash flow from our operations, subject to prevailing shipping industry and financial market conditions.

•	Strong relationships with major shipbuilders supported by refund guarantees for our newbuilding contracts. In the process of ordering, designing and supervising the construction of 19 newbuildings over the past 36 months, we believe we have developed strong relationships with important shipyards in South Korea and China. We have 16 Ice Class 1A newbuildings currently on firm order with Hyundai MIPO Shipyard, an affiliate of Hyundai Heavy Industries, the largest shipbuilder in the world. We believe this collaborative relationship will be important for the efficient and timely delivery of these newbuildings. In addition, we believe that the refund guarantees we have secured will enable us to take delivery of these newbuildings at their contract prices despite higher shipbuilding costs currently prevailing in the industry, which have caused many shipbuilders to seek price adjustments for newbuilding contracts.

•	Largest fleet of Ice Class 1A MR product tanker newbuildings on firm order. We believe our 16 Ice Class 1A MR product tanker newbuildings comprise the largest fleet of this type and size currently on order in the world. We believe that the delivery of and integration of these specialized ice class vessels into our fleet will substantially enhance our opportunities in various markets, including the Baltic region, which is an important and growing source of crude oil and refined petroleum products. We also believe these ice class vessels will expand our capabilities to better address other markets such as the transportation of edible oils.

Our Strategy

Our principal objective is to manage and operate our fleet in a manner that will enable us to benefit from short- and long-term trends that we expect in the shipping industry. Achieving this objective will be fundamental to maximizing our revenues and to our ability to pay dividends to our stockholders. Our strategy to achieve this objective includes the following:

•	Strategically manage the composition and modernization of our fleet. We believe that combining the strategic purchase and sale of new and secondhand vessels on favorable terms with high fleet utilization rates is fundamental to our business. This strategy, including the selective purchase of relatively inexpensive, secondhand vessels, has enabled us to generate strong cash flows while we continue to position our fleet to take advantage of market opportunities. A significant component of our strategy to modernize, expand and enhance our tanker fleet is our major newbuilding program. We believe this initiative, together with the planned conversion of some of our OBO vessels to full double-hull IMO compliant standards, will position us to benefit from environmental and other maritime regulations that will require the gradual phase-out of single-hull tanker vessels on many routes. In addition, we are committed to modernizing and expanding our fleet of bulk carriers to take advantage of our strong history and experience in this sector. This commitment is evidenced by our recent acquisition of five modern secondhand bulk carriers, each of which was less than five years old at the time of acquisition.

•	Continue to focus on the spot market and utilize medium- and long-term period time charters opportunistically. We strategically target the spot market for charters, which we believe is currently more profitable for us. In connection with the delivery of our newbuildings, we intend to explore and selectively enter into medium- and long-term, fixed rate period time charters. We believe that in certain market conditions, adding additional period time charters may enhance our revenue stability on a fleet-wide basis without impairing our long-term profitability.

•	Continue to tightly control fleet operating costs while maintaining our focus on performance, safety and reliability. Utilizing what we believe are our strong and experienced commercial and technical ship management departments, we intend to continue to focus on operating a high performance, safe and reliable fleet in a cost-efficient manner. We also expect to benefit from increased maintenance and vessel operating efficiencies as the number of "sister ships" in our fleet increases from 17 to 35 (subject to vessel sales and purchases) with the addition of the newbuildings we currently have on firm order.

Our Challenges

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. For example:

•	We operate in a highly cyclical industry where, based on historical information, we may be near the top of the cycle in terms of both charter rates and asset values;

•	We must successfully respond to changing economic, political and governmental conditions affecting our industry and business;

•	We operate primarily in the highly competitive and volatile spot market for voyage and time charters, and the process for obtaining longer term time charters is also highly competitive and generally involves a lengthy and intensive screening and vetting process;

•	We must control our operating expenses some of which may be out of our control;

•	We must make significant capital expenditures to expand the size of our fleet, including through the purchase of the newbuildings we currently have on firm order and through the acquisition of suitable vessels in the secondhand market;

•	We must maintain and develop new and existing customer relationships, including with oil majors who must vet and accept our vessels for use;

•	We must successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	We must attract, hire, train and retain qualified personnel to manage and operate our growing business and fleet; and

•	We must identify and capitalize on opportunities in new markets.

For further discussion of these and other risks that we face, see "Risk Factors" beginning on page 10.

Our History

Mr. Marinakis, our current President and CEO, led the operation of our predecessor business since 1999 and oversaw its growth and expansion. Mr. Marinakis has been active in many areas of his family's shipping business for more than 14 years. In guiding the growth and expansion of the business over the past several years, he has built on the reputation first established by his late grandfather who founded the company as a marine engineering business at the beginning of the 20th century and which was further developed by his late father. Over the past few years, the company has grown through the selective purchase of primarily secondhand vessels and, more recently, through the design, construction management and purchase of newbuildings, and by targeting specific market sectors. In 2002, the company expanded into the tanker sector to capitalize on the favorable supply and demand trends in this sector, although the company has also continued to invest in the dry bulk business through the acquisition of modern Panamax and Handymax bulk carriers.

Our predecessor business was primarily comprised of separate single-purpose vessel-owning subsidiaries incorporated in the Marshall Islands, Panama, Malta, the British Virgin Islands, Cyprus and Liberia, and commercial and technical ship management operations conducted initially through Barclay Shipping Limited, an entity related to us, and subsequently through Capital Ship Management Corp., a Panamanian company. All of our business activities before the reorganization, which will take place before the closing of this offering, have been conducted by these companies, which have been controlled by the Marinakis family. In the reorganization, ownership of the companies that conduct the operations described in this prospectus, including the vessel-owning subsidiaries and our ship management subsidiary, will be transferred to us by the Marinakis family in exchange for shares in Capital Maritime & Trading Corp. Immediately following the reorganization, the Marinakis family will own, directly or indirectly, 100% of our outstanding common stock. Following the reorganization, we will wholly own all of our vessel-owning subsidiaries and our ship management subsidiary. Following the completion of this offering, the Marinakis family will own, directly or indirectly, approximately 73.5% of our common stock, assuming that the underwriters do not exercise their over-allotment option.

Corporate Structure

We are a holding company which was incorporated under the laws of the Marshall Islands on March 10, 2005, in connection with the planned reorganization described above. We maintain our principal executive offices at 3, Iassonos Street, Piraeus, Athens, 18537 Greece. Our telephone number at that address is +30 210 458 4950.

Recent Developments

Since March 31, 2005, we acquired five vessels, comprised of two secondhand OBOs, two secondhand double-hull Panamax tankers and one Ice Class 1B product tanker newbuilding, for a total consideration of $64.9 million. We financed the purchase of the four secondhand vessels with a combination of new bank debt and advances from our stockholders and are currently negotiating the terms of a loan to finance the purchase of the newbuilding. In the same period, we sold one vessel for consideration of $4.8 million, resulting in a gain on sale of vessels of $2.5 million. As of March 31, 2005, our consolidated aggregate outstanding debt was $268.8 million, compared to $217.3 million at December 31, 2004.

Dividend Policy

Declaration and payment of any dividend is subject to the discretion of our board of directors as it may from time to time determine appropriate. While we cannot assure you that we will continue to do so, and subject to the limitations discussed below and in this prospectus in the section "Dividend Policy", we currently expect that we will declare and pay cash dividends on a quarterly basis, commencing in the fourth quarter of 2005 following the announcement of our third quarter results. We currently intend to target an annual dividend payment of $1.05 per share (assuming the exercise of the underwriters' over-allotment option) payable in quarterly installments.

The timing and amount of future dividend payments will depend on many factors, including our earnings, financial condition, cash requirements and availability, commitments under our newbuilding contracts, other fleet renewal, modernization and expansion activities, restrictions in our loan agreements, conditions affecting the shipping industry generally and those affecting the sectors in which we operate, and the provisions of Marshall Islands law affecting distributions to stockholders. In addition, because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors.

THE OFFERING

Common stock offered by us	16,670,000 shares(1)
Common stock to be outstanding immediately after this offering	63,000,000 shares(1)
Underwriters' over-allotment option	2,500,500 shares
Use of proceeds	We estimate that we will receive net proceeds of approximately $229.7 million from the issuance of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This estimate is based on the issuance and sale of 16,670,000 shares of our common stock in this offering at an initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus). We expect to use approximately $217.3 million of the net proceeds of this offering to repay a portion of our existing outstanding indebtedness. We intend to apply any amounts not used for such purposes for general corporate purposes. See also "Use of Proceeds".
New York Stock Exchange listing	Our common stock has been approved for listing on the New York Stock Exchange under the symbol "CPM".

(1)	Does not include shares that may be issued by us upon exercise of the underwriters' over-allotment option.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our common stock. In particular, you should carefully consider the factors set forth in the section entitled "Risk Factors" in this prospectus beginning on page 10.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our summary consolidated financial and other data. The summary consolidated financial data in the table as of and for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The consolidated financial data as of and for the three month periods ended March 31, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements. Our results for the three month period ended March 31, 2005 may not be indicative of the results that may be expected for the year ended December 31, 2005. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. In accordance with standard industry practice, we did not obtain from the sellers historical operating data for the secondhand vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of "Lack of Historical Operating Data for Vessels Before their Acquisition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations". This summary financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included in this prospectus.

	As of and for the year ended December 31,			As of and for the three month period ended March 31,
In thousands of U.S. dollars, except per share and fleet data	2002	2003	2004	2004	2005
INCOME STATEMENT DATA
Time and voyage charter revenues	16,319	72,962	182,214	43,323	75,848
Charter revenue from related parties	1,270	4,821	6,607	1,940	19
Total revenues	17,589	77,783	188,821	45,263	75,867
Voyage expenses	1,607	8,103	17,614	3,567	11,637
Voyage expense – related parties	1,369	7,625	13,202	3,467	1,777
Vessel operating expenses	6,306	18,755	30,977	7,480	10,841
Depreciation and amortization	3,422	10,636	18,225	4,027	8,080
General and administrative expenses	271	1,160	3,115	654	1,232
Operating expenses – related parties	1,440	2,660	2,787	1,221	66
Executive management services	787	824	857	214	225
(Gain)/loss on sale of vessels	—	—	(47,155)	—	(10,828)
Operating income	2,387	28,020	149,199	24,633	52,837
Interest expense	(776)	(1,939)	(3,595)	(744)	(2,389)
Interest income	53	39	513	5	264
Foreign currency gains, net	17	20	118	(9)	90
Total other expenses, net	(706)	(1,880)	(2,964)	(748)	(2,035)
Net income	1,681	26,140	146,235	23,885	50,802
Basic and fully diluted net income per share	0.04	0.56	3.16	0.52	1.10
Weighted average basic and diluted shares outstanding	46,330,000	46,330,000	46,330,000	46,330,000	46,330,000

	As of and for the year ended December 31,			As of and for the three month period ended March 31,
In thousands of U.S. dollars, except per share and fleet data	2002	2003	2004	2004	2005
Pro forma (unaudited) net income per share, basic and diluted (1)			2.90		1.04
Pro forma (unaudited) weighted average number of shares, basic and diluted (1)			50,430,333		48,635,867
Dividends declared per share	0.18	0.34	4.48	—	—
OTHER FINANCIAL DATA
Cash and cash equivalents	—	5,543	41,885		54,761
Total current assets	4,201	21,188	70,512		92,901
Total fixed assets, net	54,274	137,843	352,578		439,777
Total assets	60,282	161,644	433,224		544,547
Total long-term debt (including current portion)	31,178	96,281	217,347		268,776
Total stockholders' equity	23,424	52,649	43,316		108,696
Net cash provided by operating activities	12,469	34,844	98,776	32,641	43,435
Net cash used in investing activities	(22,975)	(93,131)	(183,414)	(34,056)	(71,385)
Net cash provided by financing activities	9,554	63,830	120,980	7,280	40,826
EBITDA (2)	5,826	38,676	167,542	28,651	61,007
FLEET DATA
Total number of vessels at end of period	10	22	30	24	31
Average number of vessels (3)	6.5	16.7	23.3	23.2	30.4
Weighted average age of fleet (in years)	18.9	17.2	16.5	18.3	15.5
Tankers	20.2	16.4	17.5	17.3	17.4
Bulk Carriers	18.7	18.0	13.7	19.4	11.2
Total operating days for fleet (4)	2,239	5,813	8,216	2,055	2,599
Total available days for fleet (5)	2,246	5,864	8,289	2,081	2,599
Total days for fleet (6)	2,369	6,104	8,541	2,111	2,734
Fleet utilization rate (7)	99.7%	99.1%	99.1%	98.3%	100.0%

(1)	Because the total amount of dividends declared in the twelve-month period ended June 10, 2005 ($207,740) exceeded our net income for the twelve-month periods ended December 31, 2004 and March 31, 2005, pro forma income per common share, basic and diluted, is presented for the year ended December 31, 2004 and for the three month period ended March 31, 2005 to give effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $15.00 per share (representing the mid point of the range of $14.00 to $16.00 per share shown on the cover of this prospectus) to pay the amount by which the declared dividends exceeds net income for the twelve-month periods ended December 31, 2004 and March 31, 2005. Please refer to Note 11 of our audited consolidated financial statements and Note 6 of our unaudited condensed consolidated financial statements for more information concerning our pro forma net earnings per share.

(2)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is included in this prospectus because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some limitations are as follows:

•	EBITDA does not reflect the impact of financing costs, which are significant and could further increase if we use more debt financing in the future or if the interest expense under our floating rate debt increases;

•	EBITDA does not reflect the impact of depreciation or amortization of deferred charges on our operating performance. The assets of our business that are being depreciated will have to be replaced in the future. By excluding depreciation expense from EBITDA, EBITDA does not reflect our future cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently from us, limiting its usefulness as a comparable measure.

The following table reconciles net income, as reflected in the consolidated statements of income, to EBITDA:

	Year ended December 31,			Three month period ended March 31,
In thousands of U.S. dollars	2002	2003	2004	2004	2005
Net income	1,681	26,140	146,235	23,885	50,802
Depreciation of fixed assets and amortization of deferred charges	3,422	10,636	18,225	4,027	8,080
Interest expense, net	723	1,900	3,082	739	2,125
EBITDA	5,826	38,676	167,542	28,651	61,007

(3)	Average number of vessels is the number of vessels that constituted our fleet for a period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of total days in that period.

(4)	Total operating days for fleet is the sum of the days each vessel was in operation for a period, measured by subtracting idle days from available days for each vessel in that period.

(5)	Total available days for fleet is the sum of the total days that each vessel was in our possession for a certain period and available for employment, net of off-hire days associated with major repairs, upgrades, drydockings or special or intermediate surveys in that period.

(6)	Total days for fleet is the sum of the total days each vessel was in our possession for a period, including idle days and off-hire days associated with major repairs, upgrades, drydockings, special surveys or intermediate surveys.

(7)	Fleet utilization rate is the percentage of time that our vessels were available for revenue generating days, determined by dividing operating days by available days for the relevant period.

RISK FACTORS

You should consider carefully the following factors, as well as the other information set forth in this prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in particular. Other risks relate principally to the securities market and ownership of shares of our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition or results of operations and the trading price of our common stock. You could lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Charter hire rates in the spot market are at or near historically high levels and may decrease in the future, which may adversely affect our financial position.

The shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of product tanker, OBO and bulk carrier vessels has varied widely, and charter hire rates for our vessels are currently at or near historically high levels. Currently, most of our vessels are employed in the spot market on time and voyage charters that were fixed for agreed periods of 12 months or less. The spot market is highly competitive and volatile, and spot market charter rates may fluctuate dramatically based on supply and demand for the type of vessel and products transported, as well as other factors. Significant fluctuations in spot market charter rates may result in significant fluctuations in the earnings of our vessels. While our focus on the spot market has enabled us to benefit as conditions in this market have strengthened, we must consistently procure spot charter business, which makes us particularly vulnerable to declining spot market charter rates. Future spot market charters may not be available at rates as high as the rates currently prevailing in the market or that will allow us to operate our vessels profitably. If spot market charter rates were to decrease, our earnings would be adversely impacted. Our ability to recharter our vessels on the expiration or termination of their current spot time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the markets in which we operate and the supply of and demand for vessel capacity in those markets. If the capacity of the global tanker and bulk carrier fleet increases and there is not sufficient economic growth to accommodate the change in supply and demand, or if the bulk carrier or tanker sectors are otherwise depressed, we may not be able to successfully arrange spot charters or other charters for our vessels and our earnings and available cash flow would be adversely affected.

Our financial position may be adversely affected if we are unable to secure longer term employment for our vessels at profitable rates, or at all.

One of our strategies, especially as we add newbuildings to our fleet, is to explore and selectively enter into medium- and long-term, fixed rate period time charters. Period time charters, which are time charters of more than 12 months, have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters is highly competitive and generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	shipping industry relationships, reputation for customer service, technical and operating expertise and safety record;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality and experience of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for medium- and long-term charter business from a number of experienced companies. Many of these competitors may have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the ice class sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for medium- and long-term charters.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for period time charters on a profitable basis, if at all. However, even if we are successful in employing our vessels under longer term period time charters, our vessels will not be available for trading in the spot market during an upturn in the tanker or bulk carrier market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in a profitable mix of voyage and time charters our results of operations and operating cash flow could be adversely affected.

We may experience fluctuations in our operating results and our financial position may be adversely affected by unexpected increases in, or if we do not successfully control, our operating expenses.

Our operating results are dependent on our ability to successfully control our operating expenses. However, there are risks in our operating expenses which are beyond our control, including unexpected increases in costs for crews, insurance or spare parts for our vessels, unexpected drydock repairs, mechanical failures or human error (including revenue lost in off-hire days), arrest action against our vessels due to failure to pay debts, disputes with creditors or claims by third parties, labor strikes, severe weather conditions and any quarantines of our vessels. In addition, to the extent our vessels are employed under voyage charters, our expenses may be impacted by increases in bunker costs and by canal costs, including the cost of canal-related delays incurred by employment of our vessels on certain routes. Unlike time charters in which the charterer bears all bunker and canal costs, in voyage charters we bear these costs. Because it is not possible to predict the future price of bunkers or canal-related costs when fixing voyage charters, a significant rise in these costs could have an adverse impact on the costs associated with any voyage charters we enter into and hence our earnings. In particular, the rise and fall of bunker prices are dictated by the uncertainties in the world oil markets, which are beyond our control.

We will be required to make substantial capital expenditures to expand the size of our fleet, and the completion of our newbuilding program will be dependent on additional financing.

Our business strategy is based in part upon the expansion of our fleet through the purchase of newbuildings. As part of our $581.7 million newbuilding program for the purchase of 18 newbuilding vessels, we are required to expend substantial sums in the form of downpayments and progress payments during the construction of these newbuildings, but we will not derive any revenue from them until after their delivery. If we are unable to complete payments or are otherwise unable to fulfill our obligations under any of our newbuilding contracts, we may forfeit all or a portion of the downpayments and progress payments we have made under that contract. As of May 31, 2005, we had made total downpayments and progress payments of $85.4 million relating to the construction cost of the two recently delivered newbuildings ($21.0 million) and the 16 newbuildings currently on firm order ($64.4 million). These payments have significantly reduced the amount of cash we have on our balance sheet. At June 1, 2005, we had remaining anticipated installment obligations in an aggregate amount of $496.3 million as follows: $36.7 million due in the remainder of 2005, $257.0 million due in 2006 and $202.7 million due in 2007.

We have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the acquisition of the remaining 16 undelivered newbuildings we currently have on firm order. We expect that the combination of borrowings under these credit facilities and ongoing cash flow from operations should be sufficient to finance the purchase of these vessels. We do not intend to use proceeds from this offering for this purpose. To fund any shortfall for these and other capital expenditures, we may be required to incur additional borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available to pay dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. In addition, we have agreed with the underwriters in this offering not to access the capital markets to sell our common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs International. This 180-day period may be extended in the circumstances discussed in "Plan of Distribution".

We may sell one or more of our newbuildings and forego any anticipated revenues and cash flows from operating any of the vessels we sell.

While we intend to purchase the remaining 16 newbuildings we currently have on firm order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. We will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would forego any anticipated revenues and anticipated cash flows from operating the vessel over its useful life.

Operating older vessels may result in increased operating and financing costs which could adversely affect our earnings and our ability to pay dividends.

As of June 3, 2005, the weighted average age of the vessels in our existing fleet (excluding undelivered newbuildings) was approximately 16.1 years. As of that date, our tanker fleet, including our four OBOs, had a weighted average age of 17.9 years, while our bulk carrier fleet had a weighted average age of 11.4 years. The average useful life is estimated to be 25 years for tankers and up to 25 years for bulk carriers, depending on the condition of the individual vessel, as well as on the prevailing environmental and other regulations. In general, expenditures necessary for maintaining a vessel in good operating condition increase as the age of the vessel rises, and older vessels (such as many of the vessels in our fleet) may develop unexpected mechanical and operational problems despite adherence to regular survey schedules and proper maintenance. In recent years, environmental laws have accelerated the phase-out of the use of single-hull tankers in many shipping routes. Future changes in environmental and other regulations may further reduce the useful lives of our vessels and force us to sell or scrap vessels before we would otherwise elect to do so. Furthermore, as vessels grow older they can generally be expected to decline in value. As the values of our vessels decline, it may be more costly to continue to finance or refinance debt relating to these vessels, which could have a material adverse effect on our liquidity. In addition, secondhand vessels we purchase typically carry limited warranties with respect to their condition as compared to warranties available for newer vessels. Cargo insurance rates also tend to increase with the age of a vessel, and as vessels grow older they tend to be less fuel efficient than newer vessels. While the difference in fuel consumption is factored into the time charter and freight rates earned by older vessels, as the cost of fuel increases, our older vessels could be disproportionately affected.

In addition, changes in governmental regulations or safety or other equipment standards, which have a disproportionate impact on older vessels, may require expenditures for alterations to existing equipment, the addition of new equipment to our vessels or restrictions on the cargoes that our vessels may transport and where they may operate. Market conditions may not justify such expenditures or enable us to operate our vessels profitably during their useful lives.

We may not be able to implement our business strategy successfully or manage our growth effectively.

Our future growth will depend on the successful implementation of our business strategy. If we cannot successfully implement this strategy, our business, operating results and growth potential could be materially and adversely affected. Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control. A principal focus of our business strategy is to grow by expanding the size and composition of our fleet and the extent of our trading routes and cargoes. We also seek to take advantage of changing market conditions, which may include entering into new business relationships or engaging in the transportation of other products and commodities. Our future growth will depend upon a number of factors, including our ability to:

•	identify and acquire suitable vessels in the secondhand market;

•	maintain or develop new and existing customer relationships, including with oil majors who must vet and accept our vessels for use;

•	take delivery of, integrate into our fleet and employ the newbuildings we have on firm order;

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel to manage and operate our growing business and fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

Our failure to execute our business strategy or to manage our growth effectively could adversely affect our business, financial condition and results of operations.

In addition, even if we successfully implement our business strategy, it may not improve our net revenues or operating results. Furthermore, we may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies in response to business or competitive factors or factors or events beyond our control.

Strategic purchases and sales of vessels may not be possible.

Our business strategy includes the purchase and sale of vessels, including to expand, modernize or otherwise change the composition of our fleet in response to changing market and regulatory conditions. Changing market and regulatory conditions may require or result in the sale or other disposition of vessels we are not able to charter because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are willing to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business, financial condition and results of operations could be adversely affected.

We may not receive or realize expected benefits from acquisitions of secondhand vessels, and the implementation of our growth strategy through acquisitions of secondhand vessels may harm our business, financial condition and results of operations.

Our growth strategy includes selectively acquiring secondhand vessels. Any acquisition of a secondhand vessel may not be profitable to us at or after the time we acquire it, and it may not generate cash flow sufficient to recover our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance vessel acquisitions;

•	significantly increase our interest expenses or financial leverage if we incur additional debt to finance vessel acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

In addition, unlike newbuildings, secondhand vessels typically provide very limited or no warranties with respect to the condition of the vessel. Furthermore, our limited inspections, if any, of secondhand vessels prior to purchase would not normally provide us with the same knowledge about the history and condition of the vessel that we would have if the vessel had been built for or previously operated by us. Repairs and maintenance costs for secondhand vessels are difficult to predict and the purchase of secondhand vessels could result in higher than anticipated operating expenditures. These costs would decrease our cash flow and reduce our liquidity.

We are dependent on the services of key management personnel, and our success will depend on the continued service of this key management personnel and on our ability to attract and retain other qualified managers, employees and crews.

We are dependent upon a limited number of senior executives for the principal decisions with respect to our business activities. These individuals include Mr. Evangelos Marinakis, our President and Chief Executive Officer, Mr. Gerasimos Ventouris, our Chief Commercial Officer, Mr. Sarantos Petropouleas, our Chief Technical Officer and Mr. Stylianos Mavrelos, our Deputy Chief Technical Officer in charge of our newbuilding program. These senior executives have extensive experience in the shipping industry and make the key operational and/or technical decisions that affect our operations, including the decisions with respect to the chartering of our vessels. The loss or unavailability of the services of these key members of our management team for any significant period of time, or the inability of these individuals to manage or delegate their responsibilities successfully as our business grows, could adversely affect our business, financial condition and results of operations. We currently do not intend to maintain "key man" life insurance for any of our employees.

In addition, we may be unable to attract and retain other key management personnel and qualified technical employees and crews with experience in the shipping industry. Difficulty in hiring and retaining qualified personnel and crews, especially as the size of our fleet grows, could negatively affect the effectiveness of our management and operations, which could adversely affect our business and results of operations.

If we do not establish or continue to upgrade our operating and financial systems as we expand and grow our business, our business and financial performance may be adversely affected.

Our current operating and financial systems may not be adequate to address the requirements of our business as we expand our business and the size of our fleet, including as we take delivery of our additional newbuildings. We will need to expand and continuously upgrade our operating and financial systems to implement this growth effectively. While we are currently expanding and upgrading many of our systems, our efforts to improve these systems may be ineffective or may not proceed as planned. If we are unable to implement and continuously upgrade effective operating and financial systems in line with the growth in our business and fleet, our business and financial performance may be adversely affected.

We are considering various alternatives for the employment of our newbuildings. Failure to find profitable employment for them could adversely affect our financial condition and results of operations.

We will incur substantial expenses for the newbuildings on order. None of the undelivered newbuildings is currently fixed for employment on any charter. We are considering various employment opportunities, including medium- or long-term charters or trading in the spot market, but these opportunities may not result in future chartering business. If we cannot obtain profitable employment for these vessels, our earnings will suffer. Whether or not the newbuildings are employed profitably, any debt we incur to finance them must be serviced and these servicing costs will adversely affect our ability to realize a profit or to pay dividends, especially if the vessels remain unemployed.

Delays in deliveries of our newbuildings, our decision to cancel or our inability to otherwise complete the acquisitions of our newbuildings, could harm our operating results.

We are scheduled to take delivery of the 16 newbuildings we currently have on firm order from time to time between January 2006 and November 2007. The delivery of these vessels, or any other newbuildings we may order, could be delayed, not completed or canceled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The shipbuilder could fail to deliver the newbuilding vessels to us as agreed, or we could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for our benefit. In addition, the delivery of our newbuildings could be delayed, canceled or otherwise not completed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in South Korea, where the vessels are being built;

•	weather interference or a catastrophic event, such as a major earthquake or fire or any other force majeure;

•	our requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels;

•	our inability to obtain requisite permits or approvals or to receive the required classifications for the vessels from authorized classification societies; or

•	a shipbuilder's failure to otherwise meet the scheduled delivery dates for the vessels or failure to deliver the vessels at all.

If the delivery of any vessel is materially delayed or canceled, especially if we have committed the vessel to a time charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancelation, our business, financial condition and results of operations could be adversely affected.

Our vessels must be inspected and classed by authorized classification societies, and the failure to maintain class certifications on one or more of our vessels would affect our ability to employ such vessels, which could negatively impact our results of operations.

The hull and machinery of every commercial vessel must be certified as meeting its class requirements by a classification society authorized by the vessel's country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. The vessels currently in our fleet are classed by major classification societies, including primarily Lloyd's Register of Shipping and American Bureau of Shipping, and also including Det Norske Veritas, Bureau Veritas, Nippon Kaiji Kyokai, Germanischer Lloyd, Russia Maritime Register and China Classification Society. Our management subsidiary, Capital Ship Management Corp., and the vessels currently in our fleet have also been awarded ISM certifications from major classification societies. In order for a vessel to maintain its classification, the vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle under which the machinery would be surveyed from time to time over a five year period. Most of our vessels are on special survey cycles for both hull and machinery inspection. Our remaining vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel may also be required to be drydocked every two to three years for inspection of the underwater parts of the vessel.

If any vessel fails any survey, or otherwise fails to maintain its class, the vessel will be unable to trade between ports and will be unemployable, which would negatively impact our revenues. In addition, we could be in violation of certain of our covenants in our loan agreements, which could result in additional adverse effects on our business, financial condition and results of operations.

Our vessels may incur unexpected or additional drydockings because of accidents, operational hazards or inadequate or faulty maintenance, the occurrence of any one of which could adversely affect our cash flow, financial condition and results of operations.

Our vessels may need unexpected or additional repairs at a drydocking facility following accidents or damage caused by operational hazards or resulting from a failure to pass special survey or other inspections by applicable classification societies or by any other applicable regulatory or governmental agency or authority. Drydocking repair costs are unpredictable and can be substantial, some of which may not be covered by insurance. If our vessels are subject to unexpected or additional drydocking, they will also face unscheduled off-hire time which could adversely affect our cash flow and which may expose us to claims for liquidated damages if the vessel is chartered at the time of the unscheduled drydocking. The cost of drydocking repairs, additional off-hire time and/or the obligation to pay any liquidated damages could adversely affect our business, financial condition and results of operations.

We must make substantial capital expenditures to maintain the vessels we retain in our fleet, and these capital expenditures may increase or fluctuate unexpectedly or for reasons beyond our control.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of the vessels we retain in our fleet. While we may decide to sell or scrap any vessels in our fleet, especially any vessels for which maintenance capital expenditures are expected to exceed operating income, we will incur maintenance capital expenditures for the vessels we choose to continue operating. These maintenance capital expenditures include capital expenditures associated with drydocking vessels, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. If we were to retain all of the vessels in our existing fleet (but allowing for scheduled vessel phase-outs), we estimate that maintenance capital expenditures for drydockings and special surveys would average approximately $3.3 million per year over the next five years, subject to any unforeseen changes in the condition of the vessels. Capital maintenance expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in the size of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our operating and maintenance capital expenditures will reduce the amount of cash we have available to pay dividends to our stockholders. In addition, our actual operating and maintenance capital expenditures will vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of March 31, 2005, our consolidated aggregate outstanding debt was $268.8 million. This debt is primarily long-term debt comprised of bank loans incurred to partially finance vessel acquisitions. Some of these bank loans have cross-default provisions. In addition, we anticipate having the capacity to borrow up to $451.7 million under four new secured credit facilities for which we have entered into commitment letters with bank lenders. Under our financing arrangements, including our new credit facilities, we or our subsidiaries are permitted to incur additional indebtedness from time to time, and we may borrow funds to finance a portion of the purchase price of the vessels we acquire. The level of our and our subsidiaries' debt obligations will have several effects on our future operations, including the following:

•	our debt position may hinder our ability to obtain financing on favorable terms or at all for working capital, capital expenditures and general corporate purposes, including for acquisitions of additional vessels;

•	our cash flow from operations will be required to be dedicated to our debt repayment obligations, and will only be available to fund operations, future business opportunities or other purposes to the extent that such cash flow exceeds these debt repayment obligations;

•	we may be more vulnerable to any downturn in our business, which historically has been cyclical and subject to general and industry-specific economic conditions;

•	we may be hindered in our ability to withstand competitive pressures and respond to changing business conditions; and

•	we may be more leveraged than our competitors, which may put us at a competitive disadvantage.

We intend to repay certain of our outstanding indebtedness with all or substantially all of the net proceeds we receive from this offering.

Our inability to service our debt obligations or to obtain additional financing as needed would have a material adverse effect on our business, financial condition and results of operations.

Our ability to meet our debt obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and by financial, business, regulatory and other factors affecting our operations. Many of these factors are beyond our control. If our cash flow is insufficient to service our current and future indebtedness and to meet our other obligations and commitments, we will be required to adopt one or more alternatives, such as reducing or delaying our business activities, acquisitions, investments, capital expenditures, the payment of dividends or the implementation of our other strategies, refinancing or restructuring our debt obligations, selling vessels or other assets, seeking to raise additional debt or equity capital or seeking bankruptcy protection. However, we may not be able to effect any of these remedies or alternatives on a timely basis, on satisfactory terms or at all.

Our financing agreements contain restrictive covenants, which may limit our business and financing activities.

The operating and financial restrictions and covenants in our financing agreements and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, our financing agreements may require the consent of our lenders or limit our ability to:

•	incur or guarantee indebtedness;

•	change our ownership or structure, including through mergers, consolidations, liquidations and dissolutions;

•	enter into time charters of greater than twelve months;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	pay dividends or make distributions;

•	make capital expenditures in excess of specified levels;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain loans and investments; and

•	enter into a new line of business.

In addition, some of our financing arrangements require our subsidiaries to maintain restricted cash deposits and to maintain a minimum level of security for the mortgages based largely on the market value for each applicable vessel. A decline in vessel values below specified percentages set forth in our financing agreements could require a prepayment of certain of our outstanding loans or the pledge of additional collateral. If we are unable to prepay our loans or pledge additional collateral, our lenders could accelerate our debt and foreclose on our vessels. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our financing agreements, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders' commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments.

Our customers may default on their obligations under our contracts with them.

As we operate in a highly fragmented market, our customer base is large and diverse. Not all of our customers provide detailed financial information regarding their operations. As a result, customer risk is largely assessed on the basis of our customers' reputation in the market, and even on that basis, there can be no assurance that they can or will fulfill their obligations under the contracts we enter into with them. In addition to non-payment of freight and hire, other potential risks that are associated with a defaulting customer include the cost of bringing the cargo to its destination if the cargo is already loaded on board our vessel at the time of the default. If our vessel is chartered out on a time charter, we may incur additional costs such as port expenses and stevedoring costs. Any defaults by our customers under our contracts with them could have material adverse effects on our business, financial condition and results of operations.

Our vessels must protect the safety and condition of their cargoes and any failure to do so may subject us to claims for loss or damage.

We are responsible for the safekeeping of cargo entrusted to us and must properly maintain and control equipment and other apparatus to ensure that cargo is not lost or damaged in transit. Certain cargoes, including crude oil and refined petroleum products, require additional special safekeeping measures because the cargoes are susceptible to damage from freezing. Heating apparatus to prevent freezing, if not properly controlled, may damage the cargo. Claims and any liability for loss or damage to cargo could harm our reputation and adversely affect our business, financial condition and results of operations.

The employment agreements we enter into with our crews may not prevent labor interruptions and the failure to renegotiate these agreements successfully in the future may disrupt our operations and adversely affect our cash flows.

A significant portion of our approximately 867 crew members (as of May 24, 2005) are employed under collective bargaining agreements in their home countries. We are not a party to these collective bargaining agreements. Instead, we enter into employment agreements with our crew members on an individual basis. However, while we currently pay wages in excess of those required under applicable collective bargaining agreements, our employment agreements with our crew members may not prevent labor interruptions and are subject to renegotiation in the future. Any labor interruptions, including due to our failure to renegotiate employment agreements with our crew members successfully, could disrupt our operations and could adversely affect our business, financial condition and results of operations.

SHIPPING INDUSTRY RISKS

Our substantial operations outside the United States expose us to political and governmental instability, which could harm our operations.

Our operations are primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. In particular, we derive a substantial portion of our revenues from shipping oil and oil products from politically unstable regions. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and Spain on March 11, 2004, and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. In addition to acts of terrorism, vessels trading in the Middle East and other regions have also been subject, in limited instances, to piracy. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

The shipping industry is cyclical and there is no guarantee that it will maintain the extraordinary levels of profitability it is currently experiencing.

The shipping industry is currently experiencing extraordinary levels of profitability due to the high demand for ship capacity, which has driven charter rates and asset values to historically high levels, both of which may be near the top of the cycle. Historically, the shipping industry has been highly volatile, with profitability and asset values changing rapidly and sharply in response to changes in the supply of and demand for ship capacity. The supply of shipping capacity is primarily a function of the number of vessels in operation and the number of new vessels built, the size and operational efficiency of the existing global fleet and the number of existing vessels scrapped, converted to other uses or lost. The demand for shipping capacity is influenced by, among other things, global and regional economic conditions, increases and decreases in industrial production and demand for crude oil, refined petroleum products and other products, developments in international trade and changes in seaborne and other transportation patterns, including the construction and creation of pipelines.

The factors influencing the demand for and supply of shipping capacity are outside our control and the nature, timing and degree of changes in industry conditions are unpredictable. For example, recent periods of declining charter rates have coincided with Asian economic uncertainty, the decline of the technology market and the SARS scare. Any substantial decrease in demand for capacity for the specific products we transport, including refined petroleum products, edible oils, crude oil and bulk commodities, could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive international market and may be adversely affected by competitors' activities.

The shipping industry is highly fragmented with many charterers, owners and operators of vessels and is characterized by intense competition. Although we believe that no single competitor has a dominant position in the markets in which we compete, the trend towards consolidation in the industry is creating an increasing number of global enterprises capable of competing in multiple markets, which may result in a greater competitive threat to us. Our competitors may be better positioned to devote greater resources to the development, promotion and employment of their businesses than we are. Competition for charters, including for the transportation of oil and oil products and bulk commodities, can be intense and depends on price as well as on the location, size, age, condition and acceptability of the vessel and its operator to the charterer and, on the tanker side, is frequently tied to having an available vessel with the appropriate approvals from oil majors. Competition may increase in some or all of our principal markets, including with the entry of new competitors. We may not be able to continue to compete successfully or effectively with our competitors and our competitive position may be eroded in the future, which could have an adverse effect on our business, financial condition and results of operations.

Downturns in general economic and market conditions in the countries and regions where we operate could negatively affect our financial position.

Our operations are primarily conducted outside the United States and may be adversely affected by downturns in general economic and market conditions in the countries or regions where our vessels are flagged or registered and in the regions where we otherwise engage in business. For example, fluctuations in exchange rates may affect charter rates and may adversely affect the profitability in U.S. dollars of the services we provide in foreign markets where payment is made in other currencies. Our business success depends in part on our ability to anticipate and effectively manage the economic and other risks inherent in international business. We may not be able to effectively manage these risks, which could have a material adverse effect on our business, financial condition and results of operations.

The global orderbook for newbuildings has increased significantly over the past few years, which may lead to an over-supply of newbuilding vessels and capacity and thereby adversely affect our results of operations or financial position in the future.

Newbuilding orderbooks at the major shipyards around the world have grown significantly over the past few years with shipyard capacity virtually fully booked through 2008. The number of vessels and capacity represented by the newbuildings in the global orderbook represent a significant increase over the existing fleet of vessels such that ship capacity will significantly expand and reach historic highs over the next three years as these newbuildings are put into service. Because the shipping industry's volatility is primarily affected by the supply and demand for ship capacity, a significant increase in supply may cause significant declines in our profitability and the values of our vessels.

The market value of our vessels may fluctuate significantly and thereby adversely affect our business and financing activities.

The market value of vessels fluctuates depending on general economic and market conditions affecting the shipping industry, the number, types and sizes of vessels in the world fleet, the price of newbuildings, the cost of other modes of transportation and swings in the historically cyclical shipping industry. Declining vessel values could adversely affect our ability to raise cash by mortgaging vessels or the amount of cash that we are able to raise and thereby adversely impact our liquidity. In addition, the market value of the fleet may decline more rapidly than book value as the vessels age, and we will incur losses on disposition if we sell vessels below depreciated book value.

The market values of our vessels, which are at or near historically high levels, may decrease, which could cause us to breach covenants in our financing agreements and adversely affect our operating results.

If the market values of our vessels, which are at or near historically high levels, decrease, we may breach some of the covenants contained in our financing agreements, including covenants in our new credit facilities. If we are in breach of our covenants and we are unable to cure the breach, we may be required to prepay certain of our outstanding loans or pledge additional collateral. If we are unable to prepay our loans or pledge additional collateral, our lenders could accelerate our debt and foreclose on our vessels. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. In addition, the market value of the fleet may decline more rapidly than book value as the vessels age, and we will incur losses on disposition if we sell vessels below depreciated book value.

Operating ocean-going vessels is risky and our insurance may be insufficient to cover losses that may result from our operations.

The operation of ocean-going vessels in international trade is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions, hostilities, labor strikes, adverse weather conditions, stow-aways, placement on our vessels of illegal drugs and other contraband by smugglers, piracy, human error, environmental accidents, collisions and other catastrophic marine disasters. An accident involving any of our vessels could result in any of the following: death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business or higher insurance rates. All of these risks could result in liability to us and could cause loss of revenue, increased operating costs and loss of reputation.

Although we carry hull and machinery, protection and indemnity and war risk insurance, this insurance is subject to deductibles, limits and exclusions. As a result, there may be other risks against which we are not insured, and certain claims may not be paid. In addition, we do not carry insurance covering the loss of revenues resulting from vessel off-hire time based on our analysis of the cost of this coverage compared to our off-hire experience.

Any claims covered by insurance are subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1.0 billion per incident. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. The circumstances of a spill could also result in a denial of coverage by insurers, protracted litigation and delayed or diminished insurance recoveries. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations. The circumstances of a spill, including non-compliance with environmental laws, could also result in the denial of coverage, protracted litigation and delayed or diminished insurance recoveries or settlements.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. In addition, even if insurance proceeds cover the financial losses incurred following the occurrence of any of these events, our business reputation, and therefore our ability to obtain future charters, may be adversely affected by such an event. Furthermore, even if insurance coverage is adequate we may not be able to obtain a timely replacement ship in the event of a loss. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Environmental, safety and other increasingly strict governmental regulations expose us to liability, and compliance with current and future regulations could require significant additional expenditures and could have a material adverse effect on our business and financial results.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration. Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our current or historic operations. Violations of or liabilities under environmental requirements also can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

We could incur significant costs, including cleanup costs, fines, penalties, third-party claims and natural resource damages, as the result of an oil spill or other liabilities under environmental laws. The United States Oil Pollution Act of 1990 (OPA 90) affects all vessel owners shipping oil or hazardous material to, from or within the United States. OPA 90 allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charters of vessels for oil pollution in U.S. waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the U.S., imposes liability for oil pollution in international waters. OPA 90 expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the U.S. have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA 90 provides for the scheduled phase-out of all non double-hull tankers that carry oil in bulk in U.S. waters. The International Maritime Organization (IMO) and the European Union also have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters. These regulatory programs may require us to retrofit 19 of our tanker vessels with double-hulls or remove them from operation between 2005 and 2013. Because retrofitting is prohibitively expensive, we would be forced to seek other trade routes for these vessels and, if unsuccessful, to dispose of them. For additional information on these and other environmental requirements, including a table of the various phase-out dates applicable to our vessels under each of the regulatory programs, you should carefully review the information contained in "Business—Environmental and Other Regulation". These regulations will reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of ships trading in those few routes still open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.

In addition, in complying with OPA 90, IMO regulations, EU directives and other existing laws and regulations and those that may be adopted, shipowners may incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditure on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. In addition, as a result of accidents such as the November 2002 oil spill from the motor tanker Prestige, a 26 year old single-hull tanker (which was owned by a company unrelated to us), we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents can be expected in the industry, and such accidents or other events could be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Our vessels could be arrested by maritime claimants, which could result in a significant loss of earnings and cash flow if we are not able to post the required security to lift the arrest.

Currently, all of the vessels in our existing fleet are chartered to third parties. Under the terms of our charters, the vessels are placed off-hire (i.e., the charterer ceases to pay charterhire) for any period during which they are "arrested" for a reason not arising from the fault of the charterer. Under the maritime law in many jurisdictions, and under the International Convention on Arrest of Ships, 1999, crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel and shippers and consignees of cargo and others entitled to a maritime lien against the vessel may enforce their lien by "arresting" a vessel through court processes. In addition, claims may be brought by claimants in hostile jurisdictions or on fictitious grounds or for claims against previous owners or in respect of previous cargoes. Any such claims, even if fictitious or unwarranted, could lead to the arrest of the vessel, against which a ship owner would have to post security to have the arrest lifted and subsequently defend against such claims.

In addition, in certain jurisdictions, such as South Africa, and those countries adopting the International Convention on Arrest of Ships, 1999, under the "sister ship" theory of liability, a claimant may arrest not only the vessel with respect to which the claimant's maritime lien has arisen, but also any "associated" vessel owned or controlled by the legal or beneficial owner of that vessel. While in some of the jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its vessel-owning subsidiaries, there can be no assurance that liability for damages caused by a vessel managed by one of our other ship managers (other than a vessel having no connection at all to us) would not be asserted against us or one or more of our vessels.

The arrest of one or more vessels could result in a material loss of cash flow for us and/or require us to pay substantial sums to have the arrest lifted. For example, in September 2004, our vessel the "Aktor" was arrested in South Korea. We were required to post security in the amount of $4.0 million to a South Korean court in order to have the arrest lifted pending resolution of claims brought by the proposed buyers of the Aktor under a Memorandum of Agreement dated May 25, 2004. The claims are currently pending in London arbitration and while we believe these claims are unwarranted and that the amount we were required to post as security is excessive, there is a risk we will lose all or a portion of this amount.

We and our subsidiaries may be subject to group liability for damages or debts owed by one of our subsidiaries or by us.

Although each of the vessels is and will be separately owned by individual subsidiaries, under certain circumstances, a parent company and its ship-owning subsidiaries can be held liable under corporate veil piercing principles for damages or debts owed by one of the subsidiaries or the parent.

Therefore, it is possible that all of our assets and those of our subsidiaries could be subject to execution upon a judgment against us or any of our subsidiaries. Although we and our subsidiaries currently maintain insurance coverage for certain liabilities of each of our vessels, this insurance may not continue to be available on terms favorable to us, or at all, or the insurance may not be sufficient to cover all liabilities that are incurred.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels would negatively impact our business, financial condition and results of operations.

OTHER RISKS

For the foreseeable future, the Marinakis family will directly or indirectly control the outcome of matters on which our stockholders are entitled to vote, which will limit the ability of other stockholders to influence corporate matters.

Following the completion of this offering, the Marinakis family will own, directly or indirectly, approximately 73.5% of our outstanding common stock, assuming the underwriters do not exercise their over-allotment option. As a result, the Marinakis family will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of the Marinakis family may be different from other stockholders' interests.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation (Articles) and By-laws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;

•	prohibiting stockholder action by written consent;

•	limiting the persons who may call special meetings of stockholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, we have adopted a stockholders' rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholders' rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and the ability of stockholders to realize any potential change of control premium.

Our President and Chief Executive Officer has conflicts of interest that may adversely affect our business and affairs.

Express Sea Transport Corporation (ESTC) is a privately-held company that is owned and operated by the Marinakis family. ESTC is currently in the business of chartering in and chartering out primarily dry bulk carrier vessels of third parties on a voyage or time charter basis to exploit trading opportunities identified by ESTC. Subject to the terms of a Letter Agreement to be entered into by the Company and ESTC at or prior to this offering, the Company, acting through independent members of our board of directors, has a one-year option to consider and negotiate for the acquisition of ESTC beginning on the one year anniversary of the closing of this offering, which may be extended by mutual consent of the parties. Pursuant to the Letter Agreement, the purchase price would be calculated by reference to valuations submitted by three independent third party appraisers appointed by the Company and ESTC. Following each appraiser's submission of a valuation, these valuations will be considered in good faith by the Company and ESTC and if both parties accept the range of valuations so submitted, the parties will agree to negotiate in good faith a final purchase price. However, while we believe it is unlikely, for so long as ESTC is not part of the Company, there is a risk that the vessels chartered by ESTC could be in competition with vessels in our fleet and Mr. Marinakis or members of his family may be faced with conflicts of interest with respect to their interests in ESTC and any obligations or responsibilities they may have to us. These conflicts may arise in connection with, among other things, the division of Mr. Marinakis's time between ESTC and us, any decision by the Marinakis family to manage or own other vessels outside of our company, which vessels may be, or may be perceived to be, in direct or indirect competition with our vessels, or any decision by the Marinakis family to participate in any other shipping-related investments. See "Related Party Transactions—Express Sea Transport Corporation".

Purchasers in this offering will suffer immediate dilution.

If you purchase common stock in this offering, the value of the shares based upon our actual book value will immediately be less than the offering price you paid. This reduction in the value of our equity is known as "dilution". Based upon the net tangible book value of our common stock as of May 31, 2005, the net tangible book value of your shares will be $8.96 less per share than the price you would pay in this offering, assuming an initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus). In addition, if we raise additional funding by issuing more equity securities, the newly-issued shares will further dilute your percentage ownership of our shares and may also reduce the value of your equity.

We are a Marshall Islands company governed by Marshall Islands law, which does not have a well-developed body of corporate law.

The rights of holders of our common shares and our corporate affairs are governed by Marshall Islands law, including the Marshall Islands Business Corporations Act (BCA), and by our Articles and By-laws. The provisions of the BCA resemble provisions of the corporation laws of a number of States of the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction. See "Certain Marshall Islands Company Considerations".

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial and other obligations.

We are a holding company and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charters will be made to our subsidiaries. As a result, our ability to pay dividends depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by Marshall Islands law, which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, we will not be able to pay dividends unless we obtain funds from other sources, which we may not be able to do.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986 (the Code), 50% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code.

Both before and after this offering, we expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances including some that may be beyond our control that could cause us to lose the benefit of this tax exemption after this offering and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances regarding our tax-exempt status or that of any of our subsidiaries after this offering.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal gross income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

If United States tax authorities were to treat us as a "passive foreign investment company", that could have adverse consequences on U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company" for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income", or (2) at least 50% of the average value of the corporation's assets produce, or are held for the production of, such types of "passive income". For purposes of these tests, "passive income" includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income".

Those stockholders of a passive foreign investment company who are citizens or residents of the United States or domestic entities would be subject to an adverse United States federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. If we were to be treated as a passive foreign investment company for any taxable year, a U.S. taxpayer who does not make certain mitigating elections described more fully in this prospectus under "Tax Considerations" would be required to allocate ratably over such U.S. taxpayer's holding period any "excess distributions" received (i.e., the portion of any distributions received on our common stock in a taxable year in excess of 125% of certain average historic annual distributions) and any gain realized on the sale, exchange or other disposition of our common stock. The amount allocated to the current taxable year would be subject to U.S. Federal income tax as ordinary income and the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year. An interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. For a more complete discussion of the U.S. Federal income tax consequences of passive foreign investment company characterization, see "Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences".

Based on our current and projected operations as of the closing of this offering, we do not believe that we will be a passive foreign investment company in our 2005 taxable year, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Since we expect to derive substantially all of our income each year from the time chartering and voyage chartering activities of our wholly-owned subsidiaries, we believe that such income will be treated for relevant United States federal income tax purposes as services income, rather than rental income. Correspondingly, such income should not constitute "passive income" and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of that income, in particular our vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company in any taxable year. However, no assurance can be given that the Internal Revenue Service will accept this position or that we would not constitute a passive foreign investment company for any future taxable year if there were to be changes in the nature and extent of our operations.

It may be difficult to serve process on or enforce a United States judgment against us, our officers and our directors.

We are a Marshall Islands company and our executive offices are located outside of the United States. All of our directors and officers and certain of the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or any of these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

The amount of the dividends we pay, if any, is subject to many factors, some of which may be outside of our control.

We intend to declare and pay cash dividends on a quarterly basis in amounts determined from time to time by our board of directors, commencing in the fourth quarter of 2005, following the announcement of our third quarter results. We currently intend to target an annual dividend payment of $1.05 per share (assuming the exercise of the underwriters' over-allotment option) payable in quarterly installments. The timing and amount of future dividends set forth in "Summary" and "Dividend Policy" represents only an estimate of future dividends based on our existing charters, ship management agreements, an estimate of our other expenses and the other matters and assumptions set forth in those sections. The amount of dividends could be affected by many factors, many of which are beyond our control, including the loss of a vessel, required capital expenditures, reserves established by our board of directors, increased or unanticipated expenses, the delay in receipt or reduction of a major receivable as a result of contract provisions, disputes or legal actions, a change in our dividend policy, increased borrowings or future issuances of securities. In addition, we may elect to invest substantially all of our cash flows in the acquisition of vessels or other initiatives, or we could be subject to a downturn in the shipping market generally or in the sectors in which we operate. Under these or other similar circumstances, our available cash for distribution as dividends would be reduced or eliminated. The declaration of dividends is also subject to cash requirements and availability, commitments under our newbuilding contracts, other fleet renewal, modernization and expansion activities, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of any dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. As a result of these factors, the amount or timing of dividends actually paid, if any, may vary from current estimates or targets and such variations may be material.

Payment of dividends, if any, could be restricted under our current and future loan agreements.

Many of our existing loan agreements impose restrictions on our subsidiaries' ability to pay dividends to us if an event of default under the loan agreement has occurred and is continuing or if the market value of the applicable vessel or vessels has fallen below 120% to 130% of the loan amount (percentage varies by loan agreement). Certain of our other loan agreements restrict our subsidiaries from making distributions without the prior written consent of the lender. While we expect to repay outstanding indebtedness under some of these loan agreements, we expect that indebtedness under some other of these loan agreements will remain outstanding after this offering. In addition, we expect that our new credit facilities will similarly restrict our and our subsidiaries' ability to make distributions or pay dividends if asset values have fallen below a specified level or if we are in breach of any of our covenants. See also "Credit Facilities—Existing Loan Agreements—Covenants" and "Credit Facilities—New Credit Facilities".

There may be no active public market in which you can resell shares of our common stock and the value of shares of our common stock may fluctuate widely.

Prior to this offering there has been no public market for our common stock. An active public market may not develop or continue upon completion of this offering and the market price for shares of our common stock may decline below the initial public offering price. The initial public offering price has been determined by negotiation between us and the underwriters and may not be indicative of the value or market price of shares of common stock after this offering, which may fluctuate widely based on a variety of factors, many of which are beyond our control. The reasons for these fluctuations may include the investment community's perception of our prospects and of the shipping industry in general. Differences between our actual operating results and those expected by investors and analysts, as well as changes in analysts' recommendations or projections, could also affect the price of shares of our common stock. Other factors potentially causing volatility in the price of shares of our common stock may include changes in general economic or market conditions and broad market fluctuations, particularly those affecting the prices of shares of companies engaged in similar or related businesses to ours.

Shares eligible for future sale could adversely affect market prices for shares of our common stock prevailing from time to time and could impair our future ability to raise capital through an offering of our equity securities.

Upon completion of this offering, 63,000,000 shares of our common stock will be outstanding, assuming that the underwriters do not exercise their over-allotment option. In addition, we expect to enter into a registration rights agreement with the Marinakis family, which will entitle the Marinakis family to have all of its shares registered for sale in the public market following the "lock-up" period as described in "Shares Eligible For Future Sale". The shares sold in this offering will be freely tradable by persons who are not our "affiliates", without restriction under the Securities Act. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could adversely affect market prices for shares of our common stock prevailing from time to time and could impair our future ability to raise capital through an offering of our equity securities.

Because we generate nearly all of our revenues in U.S. dollars but incur some of our expenses in other currencies, exchange rate fluctuations could impact our financial results.

All of our consolidated revenue is received in U.S. dollars. However, we incur some of our consolidated expenses in other currencies. For the three month period ended March 31, 2005 and the year ended December 31, 2004, expenditures we incurred in other currencies accounted for approximately 22% and 17% of our consolidated operating expenses, respectively, and were comprised primarily of general and administrative expenses, including payroll expenses, and expenses for vessel repairs, supplies and stores. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Since roughly 2002, the U.S. dollar has depreciated against the Euro, the primary foreign currency in which our non-U.S. dollar expenses are incurred. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. We currently do not engage in any foreign currency hedging transactions.

We are exposed to interest rate fluctuations.

Our debt generally bears interest at floating rates and some or all of the new debt to be incurred by us may bear interest at floating rates. Therefore, we are exposed to the risk that our interest expenses may increase if interest rates rise, which would adversely affect our results of operations and our ability to pay dividends. We currently do not enter into any interest rate hedging arrangements.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this prospectus regarding our operations, cash flows and financial position include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "project", "forecast", "will", "would", "may" and "should", and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risk and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors". These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included in this prospectus. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws. Factors that might cause future results to differ include, but are not limited to, the following:

•	our future operating or financial results;

•	general market conditions and trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and issuance costs;

•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	the availability of suitable vessels to purchase, the time that it takes to construct newbuildings or our vessels' useful lives;

•	any delay in the timing of the delivery of our newbuildings;

•	our decision to sell one or more of our newbuildings while any such newbuilding is under construction or after we have taken delivery of it;

•	our decision to sell one or more of the vessels in our existing fleet and/or to purchase one or more secondhand vessels;

•	a change in our management personnel;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation; and

•	other factors discussed in the section titled "Risk Factors".

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $229.7 million from the issuance of common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The estimate is based on the issuance and sale of 16,670,000 shares of our common stock in this offering at an initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus), assuming that the underwriters do not exercise their over-allotment option. We expect to use the net proceeds of this offering to repay $217.3 million of our existing outstanding indebtedness. The outstanding indebtedness we intend to repay consists of:

•	$60.0 million of short-term indebtedness we incurred to repay advances made to us by our shareholders, which were used to facilitate the purchase of vessels delivered in the period January 1, 2005 to date; and

•	$157.3 million of long-term indebtedness we incurred to partially finance the acquisition cost of 24 vessels. Please see "Plan of Distribution" for a discussion of loans made by an underwriter that will be repaid with the proceeds from this offering.

The short-term loan has a maturity date of the earlier of 12 months from the drawdown date or one month after the closing of this offering and bears interest at LIBOR plus 0.50%. Following the closing of the offering, we will have no further obligations to our shareholders in respect of advances. The long-term loans have final maturity dates between October 18, 2005 and August 22, 2013 and bear interest at rates ranging from LIBOR plus 1.1875% to LIBOR plus 1.55%. We intend to apply any remaining proceeds of this offering, if any, for general corporate purposes.

DIVIDEND POLICY

While we cannot assure you that we will continue to do so, and subject to the limitations discussed below, we currently expect that we will declare and pay cash dividends on a quarterly basis, commencing in the fourth quarter of 2005 following the announcement of our third quarter results. We currently intend to target an annual dividend payment of $1.05 per share (assuming the exercise of the underwriters' over-allotment option) payable in quarterly installments. Declaration and payment of any dividend is subject to the discretion of our board of directors as it may from time to time determine appropriate.

The timing and amount of future dividend payments will depend on many factors, including our earnings, financial condition, cash requirements and availability, commitments under our newbuilding contracts, other fleet renewal, modernization and expansion activities, restrictions in our loan agreements, conditions affecting the shipping industry generally and those affecting the sectors in which we operate and the provisions of Marshall Islands law affecting distributions to stockholders. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend. See "Risk Factors—The amount of the dividends we pay, if any, is subject to many factors, some of which may be outside of our control".

In addition, because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Under the respective laws under which our subsidiaries are organized (Marshall Islands, Panama, Malta, British Virgin Islands, Cyprus, Liberia), our subsidiaries would generally be prohibited from paying dividends other than from surplus and would be prohibited from paying dividends while such subsidiary is insolvent or would be rendered insolvent upon the payment of such dividend. See also "Risk Factors—Payment of dividends, if any, could be restricted under our current and future loan agreements". Our subsidiaries have not, in the past, been restricted from transferring funds to us in the form of cash dividends, loans or advances. If there is a substantial decline in the tanker or bulk carrier charter markets, or if the shipping industry is otherwise negatively affected by prevailing market conditions, the earnings and cash flows of our subsidiaries would be negatively affected and our ability to pay dividends would be limited or restricted. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors.

For United States federal income tax purposes, any distributions generally must be reported as dividend income since we do not intend to maintain calculations of earnings and profits, as determined for United States federal income tax purposes. See "Tax Considerations—Distributions".

CAPITALIZATION

The following table sets forth our consolidated capitalization as of May 31, 2005:

•	on an actual basis as of that date;

•	on an adjusted basis as of that date giving effect to (i) our incurrence of $25.0 million of new long-term debt under two new credit agreements to partially finance the purchase of two secondhand vessels and one newbuilding vessel, (ii) our repayment of $4.3 million of long-term debt, and (iii) our incurrence of $60.0 million of new short-term debt in June 2005 under a line of credit used to repay advances made to us by our shareholders in connection with our purchase of vessels in the period January 1, 2005 to date; and

•	on a further adjusted basis as of that date giving effect to (i) changes in our indebtedness described above and (ii) the application of the net proceeds we expect to receive in this offering in the manner described under "Use of Proceeds", assuming the issuance and sale of 16,670,000 shares of our common stock in this offering at an initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus), and that the underwriters do not exercise their over-allotment option.

There have been no significant adjustments to our capitalization since May 31, 2005, as so adjusted. The information set forth in the table assumes no exercise of the underwriters' over-allotment option. You should read this capitalization table together with "Selected Consolidated Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of May 31, 2005
	Actual	As adjusted for changes in indebtedness	As further adjusted for this offering(1)
	(In thousands of U.S. dollars)
Unsecured stockholders' advances	59,480	0	0
Debt:
Current portion of long-term debt
Secured and guaranteed	54,470	52,588	0
Secured and unguaranteed	6,890	66,890	0
Long-term debt, net of current portion
Secured and guaranteed	192,475	215,057	117,235
Secured and unguaranteed	27,000	27,000	27,000
Less debt discount	(1,061)	(1,211)	(483)
Total debt and Unsecured stockholders' advances	339,254	360,324	143,752
Stockholders' equity:
Common stock; 200 million shares authorized; 46.3 million shares issued and outstanding	46	46	63
Additional paid-in capital(2)	124,115	124,115	353,748
Retained earnings(3)	26,586	26,586	26,586
Total stockholders' equity	150,747	150,747	380,397
Total capitalization	490,001	511,071	524,149

(1)	This column does not reflect: (i) the incurrence of any debt under our four new senior secured bank credit facilities aggregating $451.7 million that will be used for the purpose of financing the acquisition of the 16 undelivered newbuildings we currently have on firm order, and (ii) approximately $12.4 million of additional cash that we expect we will have following the application in the manner described under "Use of Proceeds" of our expected net proceeds from this offering.

(2)	Estimated underwriting discounts and commissions and offering expenses of approximately $20.4 million have been deducted from the gross proceeds of the sale of shares pursuant to this offering. Additional paid-in capital increased in the period March 31 to May 31, 2005 primarily as a result of contributions from our stockholders related to the acquisition of vessels.

(3)	The capitalization table reflects as a reduction of retained earnings: (i) the declaration of dividends from January 1, 2005 to June 10, 2005 aggregating to $40.7 million, which was recorded as a dividend by the Company at December 31, 2004, and (ii) commissions payments payable to Barclay of $8.9 million which was also recorded as a dividend payable by the Company at December 31, 2004.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

As of May 31, 2005, we had net tangible book value of $150.7 million, or $3.25 per share. After giving effect to the sale of 16,670,000 shares of our common stock at an assumed initial public offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus), assuming that the underwriters do not exercise their over-allotment option, our pro forma adjusted net tangible book value as of May 31, 2005, would have been $380.4 million, or $6.04 per share. This represents an immediate appreciation in adjusted net tangible book value of $2.79 per share to existing stockholders and an immediate dilution in adjusted net tangible book value of $8.96 per share to new investors. Dilution per share to new investors would be $8.66 if the underwriters exercise in full their over-allotment option.

The following table illustrates the pro forma per share dilution and appreciation as of May 31, 2005, assuming no exercise of the underwriters' over-allotment option:

Assumed initial public offering price per share		$15.00
Net tangible book value per share as of May 31, 2005	$3.25
Increase in net tangible book value per share attributable to sale of 16,670,000 shares of common stock in this offering	2.79
Pro forma net tangible book value per share after giving effect to this offering	$6.04
Dilution per share to new investors		$8.96

Net tangible book value per share of common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

The following table summarizes, on a pro forma basis as of May 31, 2005, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by certain existing holders and by you in this offering, based upon an assumed offering price of $15.00 per share (representing the midpoint of the price range shown on the cover of this prospectus) and assuming that the underwriters do not exercise their over-allotment option.

	Pro Forma Shares Outstanding		Total Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing holders of common stock	46,330,000	73.5%	$150,747,000	37.6%	$3.25
New investors in common stock	16,670,000	26.5%	$250,050,000	62.4%	$15.00
Total	63,000,000	100.0%	$400,797,000	100.0%	$6.36

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and other data. The selected consolidated financial data in the table as of and for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The consolidated financial data as of and for the three month periods ended March 31, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements. Our results for the three month period ended March 31, 2005 may not be indicative of the results that may be expected for the year ended December 31, 2005. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. We have not included financial information as of and for the years ended December 31, 2000 and 2001 due to the unreasonable effort or expense of preparing such information. In addition, in accordance with standard industry practice, we did not obtain from the sellers historical operating data for the secondhand vessels that we acquired, as that data was not material to our decision to purchase the vessels. Accordingly, we have not included any historical financial data relating to the results of operations of our vessels for any period before we acquired them. Please see the discussion of "Lack of Historical Operating Data for Vessels Before their Acquisition" in "Management's Discussion and Analysis of Financial Condition and Results of Operations". This selected financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, related notes and other financial information included in this prospectus.

	As of and for the year ended December 31,			As of and for the three month period ended March 31,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars, except per share and fleet data)
Income Statement Data:
Time and voyage charter revenues	16,319	72,962	182,214	43,323	75,848
Charter revenue from related parties	1,270	4,821	6,607	1,940	19
Total revenues	17,589	77,783	188,821	45,263	75,867
Voyage expenses	1,607	8,103	17,614	3,567	11,637
Voyage expense–related parties	1,369	7,625	13,202	3,467	1,777
Vessel operating expenses	6,306	18,755	30,977	7,480	10,841
Depreciation and amortization	3,422	10,636	18,225	4,027	8,080
General and administrative expenses	271	1,160	3,115	654	1,232
Operating expenses – related parties	1,440	2,660	2,787	1,221	66
Executive management services	787	824	857	214	225
(Gain)/loss on sale of vessels	—	—	(47,155)	—	(10,828)
Operating income	2,387	28,020	149,199	24,633	52,837
Interest expense	(776)	(1,939)	(3,595)	(744)	(2,389)
Interest income	53	39	513	5	264
Foreign currency gains, net	17	20	118	(9)	90
Total other expenses, net	(706)	(1,880)	(2,964)	(748)	(2,035)
Net income	1,681	26,140	146,235	23,885	50,802
Basic and fully diluted net income per share	0.04	0.56	3.16	0.52	1.10
Weighted average basic and diluted shares outstanding	46,330,000	46,330,000	46,330,000	46,330,000	46,330,000
Pro forma (unaudited) net income per share, basic and diluted (1)			2.90		1.04
Pro forma (unaudited) weighted average number of shares, basic and diluted (1)			50,430,333		48,635,867
Dividends declared per share	0.18	0.34	4.48	—	—

	As of and for the year ended December 31,			As of and for the three month period ended March 31,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars, except per share and fleet data)
Other Financial Data:
Cash and cash equivalents	—	5,543	41,885		54,761
Total current assets	4,201	21,188	70,512		92,901
Total fixed assets, net	54,274	137,843	352,578		439,777
Total assets	60,282	161,644	433,224		544,547
Total long-term debt (including current portion)	31,178	96,281	217,347		268,776
Total stockholders' equity	23,424	52,649	43,316		108,696
Net cash provided by operating activities	12,469	34,844	98,776	32,641	43,435
Net cash used in investing activities	(22,975)	(93,131)	(183,414)	(34,056)	(71,385)
Net cash provided by financing activities	9,554	63,830	120,980	7,280	40,826
EBITDA(2)	5,826	38,676	167,542	28,651	61,007
Fleet Data:
Total number of vessels at end of period	10	22	30	24	31
Average number of vessels(3)	6.5	16.7	23.3	23.2	30.4
Weighted average age of fleet (in years)	18.9	17.2	16.5	18.3	15.5
Tankers	20.2	16.4	17.5	17.3	17.4
Bulk Carriers	18.7	18.0	13.7	19.4	11.2
Total operating days for fleet(4)	2,239	5,813	8,216	2,055	2,599
Total available days for fleet(5)	2,246	5,864	8,289	2,081	2,599
Total days for fleet(6)	2,369	6,104	8,541	2,111	2,734
Fleet utilization rate(7)	99.7%	99.1%	99.1%	98.3%	100.0%

(1)	Because the total amount of dividends declared in the twelve-month period ended June 10, 2005 ($207,740) exceeded our net income for the twelve-month periods ended December 31, 2004 and March 31, 2005, pro forma income per common share, basic and diluted, is presented for the year ended December 31, 2004 and for the three month period ended March 31, 2005 to give effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $15.00 per share (representing the mid point of the range of $14.00 to $16.00 per share shown on the cover of this prospectus) to pay the amount by which the declared dividends exceeds net income for the twelve-month periods ended December 31, 2004 and March 31, 2005. Please refer to Note 11 of our audited consolidated financial statements and Note 6 of our unaudited condensed consolidated financial statements for more information concerning our pro forma net earnings per share.

(2)	EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is included in this prospectus because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP. EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some limitations are as follows:

•	EBITDA does not reflect the impact of financing costs, which are significant and could further increase if we use more debt financing in the future or if the interest expense under our floating rate debt increases;

•	EBITDA does not reflect the impact of depreciation or amortization of deferred charges on our operating performance. The assets of our business that are being depreciated will have to be replaced in the future. By excluding depreciation expense from EBITDA, EBITDA does not reflect our future cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently from us, limiting its usefulness as a comparable measure.

The following table reconciles net income, as reflected in the consolidated statements of income, to EBITDA:

	Year ended December 31,			Three month period ended March 31,
	2002	2003	2004	2004	2005
	(In thousands of U.S. dollars)
Net income	1,681	26,140	146,235	23,885	50,802
Depreciation of fixed assets and amortization of deferred charges	3,422	10,636	18,225	4,027	8,080
Interest expense, net	723	1,900	3,082	739	2,125
EBITDA	5,826	38,676	167,542	28,651	61,007

(3)	Average number of vessels is the number of vessels that constituted our fleet for a period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of total days in that period.

(4)	Total operating days for fleet is the sum of the days each vessel was in operation for a period, measured by subtracting idle days from available days for each vessel in that period.

(5)	Total available days for fleet is the sum of the total days that each vessel was in our possession for a certain period and available for employment, net of off-hire days associated with major repairs, upgrades, drydockings or special or intermediate surveys in that period.

(6)	Total days for fleet is the sum of the total days each vessel was in our possession for a period, including idle days and off-hire days associated with major repairs, upgrades, drydockings, special surveys or intermediate surveys.

(7)	Fleet utilization rate is the percentage of time that our vessels were available for revenue generating days, determined by dividing operating days by available days for the relevant period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the years ended December 31, 2002, 2003 and 2004 and for the three month periods ended March 31, 2004 and 2005. You should read this section together with the consolidated financial statements, including the notes to these financial statements, included elsewhere in this prospectus.

This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. For a discussion of some of those risks and uncertainties, see the sections entitled "Forward-Looking Statements" and "Risk Factors".

General

We are a provider of international seaborne transportation services carrying both wet and dry cargoes with our diverse fleet of product tanker, OBO and dry bulk carrier vessels. As of June 3, 2005, our existing fleet was comprised of 26 product tankers, including four OBO vessels, and nine bulk carriers, ranging in size from 12,000 dwt to 103,203 dwt and with an aggregate capacity of approximately 1.7 million dwt. Over the past several years, we have grown substantially and have successfully transformed and expanded our fleet from one consisting primarily of bulk carriers to one consisting of both tanker and bulk carrier capacity. Our existing fleet includes a newbuilding Ice Class 1C product/chemical tanker delivered in August 2003 and two newbuilding Ice Class 1B Handysize tankers delivered in January and June 2005, respectively.

In addition, we currently have 16 Ice Class 1A MR product tankers on firm order, which are scheduled for delivery in January 2006 through November 2007. These 16 newbuildings have an aggregate carrying capacity of 665,500 dwt. We negotiated these orders primarily in 2003 and early 2004, and believe that the timing of our orders enabled us to benefit from relatively low newbuilding contract prices and favorable delivery dates in comparison to current market conditions. The aggregate purchase price for the remaining 16 newbuildings scheduled for delivery is expected to be $560.8 million, which we believe is below the current market value. As of May 31, 2005, we had made total downpayments and progress payments of $85.4 million relating to the construction cost of the two recently delivered newbuildings ($21.0 million) and the 16 newbuildings currently on firm order ($64.4 million). We believe the 16 Ice Class 1A MR product tanker newbuildings we currently have on firm order comprise the largest fleet of this type and size currently on order in the world.

We are focused on the continued modernization and expansion of our fleet through the strategic purchase and sale of new and secondhand tankers, OBO and bulk carrier vessels, through the acquisition of the double-hull ice class tanker vessels in our newbuilding program and through planned conversion projects for some of our OBO vessels to full double-hull IMO compliant standards. In particular, we believe our strategic management of the composition of our fleet, including through our major newbuilding program and through our selective purchases of relatively inexpensive secondhand vessels, together with our high fleet utilization rates and low number of off-hire days, has been and will continue to be fundamental to our ability to generate strong cash flows and the high return on invested capital that has enabled us to operate profitably while financing our fleet modernization goals.

We expect the modernization of our tanker fleet will enable us to comply with and benefit from environmental and other maritime regulations that will require the gradual and mandatory phase-out of single-hull tanker vessels. We believe these recently introduced maritime regulations, along with more restrictive regulations for the transport of certain products and cargoes such as edible oils, will have a favorable impact on supply and demand fundamentals for double-hull vessels, including ice class vessels in certain market sectors. We believe we will be well-positioned to respond to and take advantage of these regulatory changes as we take delivery of the newbuildings we have on firm order and as we continue to modernize our fleet. In particular, we expect the delivery of our Ice Class 1A and other ice class tankers with enhanced specifications and design characteristics will position us to meet the growing demand for these vessels to operate on the increasingly important ice-capped routes such as in the Baltic and Arctic regions, including Russia. We also remain committed to modernizing and expanding our fleet of bulk carriers to take advantage of our strong history and experience in this sector and to benefit from what we believe are enhanced revenue opportunities and cash flow liquidity from a diverse fleet.

We are also focused on continuing to position our fleet to take advantage of other macroeconomic factors affecting the shipping industry, including:

•	the increasing importance of China to the world's economy and trade;

•	the lack of existing and expected growth in structural refining capacity in the United States and Europe;

•	the increase in Russian oil and refined products exports; and

•	other macroeconomic factors we discuss below in "—Factors affecting our future results of operations".

These factors have driven demand for seaborne transportation to historically high levels. We believe our diverse and more modern fleet will be well-suited to meet this demand, including as applicable environmental and other maritime regulations are fully implemented and as more customers require vessels with enhanced specifications and capabilities and improved design features.

Charters

We have strategically targeted charters in the spot market, which has enabled us to take advantage of improving market conditions over the past few years and to react quickly to market trends as we continually monitor the market. Our diverse fleet has also enabled us to access a wide-range of customers in the tanker and dry bulk carrier markets and has helped to enhance our revenue stability since historically charter rates attainable in the tanker and dry bulk markets have tended to be different.

While we have historically been focused on the spot market in arranging the employment of our vessels, we have and will continue to consider both voyage and period time charter employment opportunities. These arrangements are mainly provided under the following types of contractual relationships:

•	Voyage charters. A voyage charter is a contract made in the spot market for the use of a vessel for a specific voyage for a specified charter rate in which the vessel owner pays substantially all of the vessel voyage costs, commissions for charterhire and operating costs. Occasionally, demurrage revenue is also paid to a vessel owner employed on a voyage charter in the event the charterer exceeds the pre-agreed schedule to redeliver the vessel; and

•	Time charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charterhire rate during which the charterer pays substantially all of the vessel voyage expenses, such as port, canal and fuel costs, but the vessel owner pays commissions for charterhire, as well as the operating costs, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The charterer bears the risk of any delays at port or during the voyages, except where caused by a defect of the vessel. Generally, our time charters fall within one of the following categories:

▸	"spot" time charters for an agreed period of 12 months or less;

▸	"period" time charters for an agreed period of 12 months or greater; and

▸	"trip basis" time charters, or time charters for a specific voyage from a specific load port to a specific discharge port.

The shipping industry uses time charter equivalent (TCE) to calculate revenues per vessel in dollars per day for vessels on voyage charters, which allows operators to compare the revenues of vessels that are on voyage charters with those that are on time charters. However, because of our diverse and continuously changing fleet, we do not believe TCE is a particularly useful measure for analyzing or predicting revenues and results of operations for our fleet.

Factors affecting our historical results of operations

We believe the major factors driving our revenue growth and the overall improvement in our consolidated financial results have been:

•	our focus on the spot market where rates have gradually increased over time, have trended toward historic and cyclical highs during the past few years and have generally tended to be higher than period time charter rates over time;

•	our successful chartering strategy;

•	the increase in the number of available days for our vessels as a result of our expanding fleet;

•	our strong technical management enabling us to minimize the number of vessel off-hire days; and

•	the favorable market conditions for seaborne transportation generally.

Factors affecting our future results of operations

We believe the principal factors that will affect our future results of operations are the economic, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the continuing strong demand for seaborne transportation services, including in those routes and trades in which we operate, or intend or expect to operate, our vessels;

•	the successful implementation of our tanker and bulk carrier fleet modernization and expansion strategy to benefit from the currently favorable market conditions and strong demand, including taking delivery of our newbuildings on or about their scheduled delivery dates;

•	the continued excellence of our commercial and chartering operations to employ our vessels successfully, particularly as our fleet expands;

•	our ability to benefit from the recently introduced maritime regulations concerning the forced phase-out of single-hull vessels and the more restrictive regulations for the transport for certain products and cargoes;

•	the effective and efficient technical management of our vessels, including to maintain our high rate of available days;

•	our ability to obtain and maintain oil major approvals; and

•	the strength and growth in the number of our customer relationships, especially with oil majors and major commodity traders.

In addition to the factors discussed above, we believe certain specific factors have impacted, and will continue to impact, our consolidated results of operations. These factors include:

•	the charterhire rates earned by our vessels under time charters and voyage charters;

•	the freight rates and, to a much lesser extent, the demurrage rates earned by our vessels under arrangements other than time charters;

•	the revenues we receive from any pools in which our vessels may operate;

•	the composition of our fleet;

•	our vessel operating costs, including our crewing, insurance and vessel maintenance costs;

•	the retention of key members of our management team;

•	our general and administrative costs;

•	our ability to source and acquire vessels at acceptable prices;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell or scrap vessels at prices we deem satisfactory;

•	the capital gains we make or the capital losses we incur, if any, as a result of our vessel acquisitions and disposals;

•	the commissions we are required to pay to shipbrokers for their services in arranging for the chartering of our vessels;

•	our level of debt and the related interest expense;

•	vessel and other taxes, including tonnage taxes, we are required to pay; and

•	the level of any payment of dividends.

In addition, we expect that the completion and on-time delivery of our newbuildings built to our specifications and possessing all necessary classifications and certifications will impact our results of operations going forward.

Lack of historical operating data for vessels before their acquisition

Consistent with shipping industry practice, each of our secondhand vessels was acquired pursuant to a memorandum of agreement, the standard form of ship sale contract used in the shipping industry. The standard memorandum of agreement, among other things, provides a vessel buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Accordingly, in connection with each acquisition of a secondhand vessel, neither we nor our predecessor company nor our vessel-owning subsidiaries requested or received from the sellers any historical financial statements or other historical operating data in respect of the vessels. Therefore, we have not included in our historical financial results any historical financial information or data relating to the results of operations of our vessels for any period prior to when we acquired them. We do not consider a vessel's prior operating history under the previous owner material to our decision to make any particular acquisition nor do we believe such information would be helpful to us or to investors in our common stock in assessing our future financial results or profitability. Other than inspection of the physical condition of the vessels, examinations of classification society records and a requirement that the seller evidence that the vessel is free of any encumbrances, we did not perform any historical financial due diligence in respect of the secondhand vessels we acquired. Our decision to acquire secondhand vessels is based on our assessment of future market opportunities and our belief in the ability of our managers to employ the vessels in favorable chartering arrangements.

Consistent with shipping industry practice, we treat the acquisition of a vessel as the acquisition of an asset and not as the acquisition of a business. Our treatment of the acquisition does not differ based on whether or not we acquired the vessel with a charter or whether or not we entered into contractual arrangements with the seller for the continued commercial or technical management of the vessel following the acquisition. In addition, except as described with respect to the two vessels acquired from Teekay Shipping Corporation as further described in "Business—Vessels Managed by Third Parties—Commercial and Technical Management Arrangements", following the acquisition of each of our existing secondhand vessels, the commercial and technical management of the vessels was transferred to our predecessor company or one or more of its subsidiaries, and all but two of our secondhand vessels were acquired from their former owners without charters.

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's agreement to enter into a separate agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

On March 4, 2005 and March 7, 2005 the Company acquired two vessels for aggregate cash consideration of $69.0 million. Each of the acquired vessels was under an existing time charter contract, which the Company agreed to assume through arrangements with the respective charterer. No rights or options to renew are attached to the assumed charters. The assumed charters were acquired at below market charter rates at the time of acquisition and, accordingly, a portion of the consideration paid for the vessel was allocated to the assumed charters. This allocation resulted in the Company recording deferred revenue totaling $11.5 million, which is being amortized to revenue on a straight line basis over the remaining charter periods, ending on October 2005 and August 2006, respectively.

The amount allocated to deferred revenue was computed for each assumed charter as the difference between the fair value of the contract and the net present value of future contractual cash flows, using a 5.5% discount rate. The fair value of the assumed charters was determined with reference to current market rates for similar charters, considering the remaining time charter period.

The amount of consideration allocated to the vessels was based on the appraised fair value of the vessels, totaling $86.0 million and assuming each time charter contract was not associated with the applicable vessel. The $86.0 million was reduced by $5.5 million related to the excess of the fair value of assets received (net of the fair value of the time charter contracts of $11.5 million) over the cash consideration paid ($69.0 million). Accordingly, the consideration allocated to the vessels was $80.5 in aggregate and is being amortized over the remaining economic life of the related vessel.

In these two instances in which we have purchased a vessel and assumed a related time charter, we have taken the following steps prior to operating the vessel:

•	obtained the charterer's consent to a change in the vessel's ownership;

•	obtained the charterer's consent to a new technical manager;

•	when required, obtained the charterer's consent to a new flag for the vessel;

•	arranged for a new crew for the vessel;

•	replaced all hired equipment on board, such as communication equipment;

•	negotiated and enter into new insurance contracts for the vessel through our own insurance brokers;

•	registered the vessel under a flag state of our choosing and performed the related inspections in order to obtain new trading certificates from the flag state;

•	implemented a new planned maintenance program for the vessel; and

•	ensured that our technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

In all acquisitions of charter-free vessels for which the commercial and technical management of the vessels was transferred to us or to our predecessor company, we have concluded that, (i) given the unique configuration of characteristics related to our commercial management (including with respect to, among other things, our customer base, industry contacts, trades, routes, land-based personnel, geographic and commercial focus, business strategy, commercial strengths and any actual or perceived weaknesses), the nature of the revenue generating activities of each such vessel has materially changed and (ii) given the unique configuration of characteristics related to our technical management (including with respect to, among other things, our specific crews, insurance coverage, maintenance and repair decisions and financing structure), the nature of each such vessel's cost structure has materially changed. Therefore, we believe that the overall operational structure of the vessel has changed and, together with the change in the commercial and technical management of the vessels, the business attributes stemming from each such vessel's prior operation under the previous owner would not survive the change in ownership.

In addition, while we typically perform the commercial and technical management of all acquired vessels in-house, there may be instances in which we believe, for commercial reasons, that the commercial and/or technical management of the vessel, or certain aspects of these activities, should be outsourced to specialized management companies for a specified term. The memoranda of agreement for our two OBO vessels acquired from subsidiaries of Teekay Shipping Corporation noted that the vessels were acquired charter-free and made no reference to any other arrangements relating to the commercial and technical management of such vessels. Subsequent to the acquisition of these vessels, however, we entered into separate short term commercial and technical management agreements with affiliates of Teekay, in order to retain each vessel's existing vetting approvals and to ensure the continuous employment of these vessels. See also "Business—Vessels Managed by Third Parties—Commercial and Technical Management Arrangements". We did not, however, acquire or agree to acquire the commercial or technical management business of Teekay or any other commercial or technical activities related to Teekay's operations. Teekay retained all of its employees, crews, physical facilities and other property, but agreed to enter into one-year agreements with us to provide commercial and technical management services for a separate and additional fee (and reimbursement of certain expenses), which amounts are unrelated to the consideration paid in the acquisition of the vessels under the memoranda of agreement. As in the case of vessels acquired with charters, we do not believe our decision to enter into relatively short-term management arrangements with Teekay in respect of the two acquired secondhand vessels is in itself sufficient to convert the acquisitions from acquisitions of assets to acquisitions of businesses because, while the revenue stream remained the same, these arrangements are short-term and contractual in nature. Accordingly, because we have concluded that our acquisitions of secondhand vessels were acquisitions of assets and not acquisitions of businesses, we have not presented historical financial statements for the vessels or pro forma financial information for any period prior to when we acquired these vessels.

Revenues

Time and voyage charter revenues

Time and voyage charter revenues are comprised of the charterhire, freight and demurrage we have received from unaffiliated third-party customers.

Charterhire, freight and demurrage.    Our revenues are earned primarily from charterers for the charterhire, freight and, to a much lesser extent, demurrage of our vessels. The payment of demurrage rates is attributable primarily to port congestion. However, we do not consider the receipt of any such demurrage payments to be material to our revenues. Our revenues are affected mainly by:

•	the charterhire and freight rates we obtain in the employment of our vessels;

•	the extent to which our vessels are available and employed; and

•	the number of vessels in our fleet.

The factors affecting the charterhire and freight rates we obtain for our vessels and the extent to which our vessels are employed are interrelated and are influenced primarily by macroeconomic conditions affecting the level of demand for transportation of the types of cargo our vessels typically carry. The extent to which our vessels are employed is affected by various factors in the markets in which we operate our tanker and bulk carrier vessels, including:

•	global and regional economic growth;

•	developments in international trade;

•	the composition of our fleet, including the age, size and class of our vessels, compared to the fleets of our competitors;

•	developments in the demand for and supply of the products we transport, including crude oil and refined petroleum products, edible oils, metals, minerals, chemicals and agricultural products;

•	the maintenance record of our vessels and the number of days our vessels are available for hire;

•	developments in seaborne transportation patterns and routes;

•	regulations affecting the useful life and trade patterns of vessels in our fleet; and

•	geopolitical factors that may affect trading routes and demand for the types of vessels in our fleet.

The demand for and supply of newbuildings or secondhand vessels is also a significant factor that impacts charterhire and freight rates. The demand for and supply of vessels and the price at which we may acquire or dispose of vessels is primarily influenced by the demand for seaborne transportation services, the number of new vessel deliveries, attainable charter rates, levels of scrapping, conversion to other uses, the implementation of regulations affecting maritime transport of certain products and cargoes (mostly refined petroleum products, edible oils and other oil products) and the capacity of the shipyards to build new vessels. Our ability to increase the size of our fleet will be influenced by these factors and by our ability to access the capital needed to acquire vessels and to identify sources of vessels at acceptable prices.

Charterhire from time charters and voyage charters is recognized pro rata as revenue as the service is provided over the duration of the time or voyage charter.

Pool Revenue.    One of our Panamax tanker vessels, the Miltiadis M, currently operates in a pool managed by Heidenreich Marine Inc., which acts as agent for the vessels in the pool. We are paid a percentage of revenues generated by the pool calculated in accordance with a "pool point formula", which is determined by points awarded to each vessel based on the vessel's age, dwt, speed, fuel consumption and certain other factors. We believe that by placing this vessel in a pool of similar vessels, we benefit from certain economies of scale relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization. Revenue from this pooling arrangement is recognized upon receipt from the pool and accounted for 6.1% and 4.9% of our gross revenues for the year ended December 31, 2004 and the three month period ended March 31, 2005, respectively. See "Business—Vessels Managed by Third Parties—Pooling Arrangement".

Charter revenue from related parties

ESTC.    From time to time, prior to January 1, 2005, we chartered our vessels to ESTC under short term charter arrangements. ESTC is a company that is owned and operated by members of the Marinakis family and is in the business of chartering in and chartering out primarily dry bulk carriers of third parties. Subject to the terms of a Letter Agreement to be entered into by the Company and ESTC at or prior to this offering, we have the option, acting through independent members of our board of directors, to consider and negotiate for the acquisition of ESTC. Since January 1, 2005, we have not entered into, and do not expect in the future to enter into, any chartering arrangements with ESTC. See "Related Party Transactions—Express Sea Transport Corporation".

Expenses

Voyage expenses

Voyage expenses represent expenses that are related to a voyage charter, including port charges, any applicable canal dues, bunkers and commissions. Under a time charter, port charges,

applicable canal dues and bunkers are payable by the charterer. Therefore, we incur these voyage expenses only with respect to our voyage charters. We defer commissions paid in advance under charter agreements to the extent voyage revenue has been deferred and amortize the deferred commissions over the related charter period since commissions are earned as our revenues are earned. All other voyage expenses (and other vessel operating expenses) are expensed as incurred. In addition to fluctuations due to the number of vessels in our fleet and the proportional increase in the number of voyages, voyage expenses can be affected by fluctuations in bunker prices and the trading routes of our vessels.

Consistent with industry practice, we pay commissions to affiliated and unaffiliated shipbrokers on each charter concluded through the use of any such shipbrokers in the chartering of our vessels. See also "—Voyage expense—related parties—Brokerage commissions" below. The arrangement of a charter typically involves a number of shipbrokers, with the payment of commission to each of the brokers and to the charterer. In the majority of cases, one broker will act on behalf of the shipowner and one broker will act on behalf of the charterer. Each broker involved in arranging a single charter is paid a commission ranging from 1.0% to 3.75% of the value of the charter revenue. Our aggregate commission rates represented an average of 4.4% and 4.0% of our total voyage revenues in the year ended December 31, 2004 and the three month period ended March 31, 2005, respectively. The total percentage paid on any one charter will vary depending on the number of shipbrokers involved with arranging the charter.

Voyage expense—related parties

Voyage expense—related parties is comprised of transactions for the payment of brokerage services and, prior to January 1, 2005, for the purchase of lubricants and bunkers, in each case, in transactions with or involving affiliates of the Marinakis family.

Brokerage commissions.    Our affiliated shipbrokers are Curzon Maritime Limited, a UK company, and Curzon Shipbrokers Corp., a Panamanian company with an office in Greece. Curzon Maritime Limited and Curzon Shipbrokers Corp. were owned or held in trust for the benefit of the Marinakis family until they were sold to certain of their respective employees, in each case, in May 2005. These entities have historically acted, and continue to act, as our primary non-exclusive shipbrokers. Curzon Maritime Limited and Curzon Shipbrokers Corp. have typically charged us a brokerage commission of 1.25% of the charterhire, freight and demurrage of each charter in which they have been involved as a shipbroker. This commission rate is within the standard range for such services in the shipping industry. While the Marinakis family and the trustee acting on behalf of the Marinakis family have sold these entities, we expect to continue to pay Curzon Maritime Limited and Curzon Shipbrokers Corp. brokerage commissions on charters concluded through one or both of them at rates consistent with the rates we have paid to these entities in the past. See "Related Party Transactions—Curzon Maritime Limited" and "—Curzon Shipbrokers Corp."

Bunker purchases.    Prior to January 1, 2005, we purchased lubricants and bunkers for our vessels in transactions brokered by Express Energy Inc., which is an entity related to us. Express Energy's main activity is to act as a broker for us and for unrelated third parties in transactions for the purchase of lubricants and bunkers from third party suppliers. In the years ended December 31, 2002, 2003 and 2004, we procured from third party suppliers $1.9 million, $7.6 million and $12.4 million, respectively, of supplies of lubricants and bunkers, of which $1.5 million, $7.4 million and $11.7 million was expensed in 2002, 2003 and 2004, respectively, and are included in voyage expenses and operating expenses. See "Operating expenses—related parties—Lubricants" below. As of January 1, 2005, we have assumed the activities of Express Energy Inc. that relate to the provision of lubricants and bunkers for the vessels in our fleet. See "Related Party Transactions—Express Energy Inc."

Vessel operating expenses

Typically, approximately half of our vessel operating costs is comprised of crewing costs. The remainder of our vessel operating costs comprises repair and maintenance costs (excluding intermediate survey/drydocking and special survey expenses), as well as stores, insurance, lubricant costs and administrative expenses, including management fees, on-board communications, tonnage taxes and registration fees. Crew costs have generally remained fixed per vessel over time, although they could be affected by national wage settlements in countries in which we recruit. Our insurance costs are affected by general price trends in the insurance industry, the size, age and composition of our fleet and our safety track record. Our maintenance costs tend to increase or decrease as the average age of our vessels increases or decreases. In general, most of our vessel operating costs are non-variable, except as the aggregate amount of these costs increases as a result of the growth in the size of our fleet.

Depreciation and amortization

Depreciation represents primarily the depreciation on our vessels calculated on a straight-line basis over their respective estimated useful lives, after taking into account their respective estimated residual values. See also "—Critical Accounting Policies—Vessel lives".

Amortization represents primarily the costs of drydocking/intermediate surveys and special surveys of our vessels over the period up to the date of each vessel's next drydocking/intermediate survey or special survey, respectively. We are required to schedule drydockings/intermediate surveys, on average, every 30 months, and special surveys, on average, every 60 months. We amortize the costs of drydockings/intermediate surveys and special surveys, in each case, over the immediately succeeding 30 month period.

General and administrative expenses

General and administrative expenses are primarily comprised of salaries to our employees, rent, utilities and travel costs incurred in our commercial management operations and technical management department. Our general and administrative costs represent primarily fixed costs and have historically increased as a result of the expansion of our ship management operations to support the enlargement of our fleet, and in particular, the growth in the size of our tanker fleet.

Operating expenses—related parties

Operating expenses—related parties in the relevant periods primarily represent management fees comprised of fixed fees that we paid to Barclay Shipping Limited and expenses related to our purchase of lubricants from third parties in transactions brokered by Express Energy Inc. Barclay Shipping Limited and Express Energy Inc. are entities related to us.

Ship management fees.    Management fees have historically been primarily comprised of fixed fees of $18,000 per month per vessel (since January 1, 2004) and $15,000 per month per vessel (prior to January 1, 2004), which we paid to Barclay Shipping Limited, an entity related to us. Until December 31, 2004, Barclay provided commercial and technical management services to certain of our vessels, which at such date included 15 of the vessels in our fleet. The increase in the management fee was primarily due to the expansion of Barclay's commercial and technical management operations and the recruitment of technical management and commercial management professionals, as a result of our increased focus on tankers and the expected personnel needs associated with our newbuilding program.

As of January 1, 2005, the commercial and technical management of all of our vessels, with the exception of (a) the two vessels to be managed by certain subsidiaries of Teekay Shipping Corporation as described below and (b) the Ayrton, a vessel sold for scrap in April 2005, were transferred to Capital Ship Management Corp., our wholly-owned ship management subsidiary. As a result, we have not paid, and do not expect to pay, ship management fees to Barclay for ship management services for any period after December 31, 2004, apart from any remaining management fees incurred in respect of the Ayrton prior to its sale.

In December 2004, following our purchase of the Vancouver Spirit and the Victoria Spirit from certain subsidiaries of Teekay Shipping Corporation, we began paying management fees to Teekay

Chartering Limited and Teekay Shipping Limited for their continued commercial and technical management of these two vessels. Under the terms of the commercial management agreement, we pay Teekay Chartering Limited a daily rate of $525 per vessel for the commercial management of each vessel. Under the terms of the technical management agreement, we pay Teekay Shipping Limited a technical management fee of $150,000 plus out-of-pocket expenses per year per vessel as well as an additional $5,000 per month per vessel for certain fixed monthly expenses. See also, "Business—Vessels Managed by Third Parties—Commercial and Technical Management Arrangements".

Lubricants.    As of January 1, 2005, we assumed the activities of Express Energy that relate to the provision of lubricants and bunkers for the vessels in our fleet. See also "Voyage expense—related parties—Bunker purchases" and "Related Party Transactions—Express Energy Inc."

Executive management services

Executive management services represent the estimated value of the executive management services provided to us by Mr. Marinakis in his capacity as acting CEO, for which he was not paid, and which were previously provided to us free of charge by Barclay Shipping Limited. The estimated value of these services has been determined by reference to a compensatory amount to be set forth in an employment agreement we intend to enter into with Mr. Marinakis, discounted for the effect of salary increases during 2005 (5.0%), 2004 (4.92%), 2003 (4.00%) and 2002 (4.75%). These discount rates were determined by reference to the collective bargaining agreements governing the terms of employment of shoreside personnel by shipping companies in Greece, which amounts approximate inflation rates.

Other income (expenses), net

Interest expense, net

Through certain vessel-owning subsidiaries, as of December 31, 2002, 2003 and 2004, and as of March 31, 2005, we had indebtedness under 8, 13, 21 and 23 separate loan agreements, respectively, with certain banks pursuant to which certain of our vessel-owning subsidiaries incurred senior secured indebtedness in connection with funding a portion of the purchase price of the vessel or vessels named in the applicable loan agreement. The indebtedness incurred under each loan agreement is secured by the vessel or vessels financed with the proceeds of such loan. The outstanding indebtedness incurred under loan agreements as of December 31, 2002, 2003 and 2004 and as of March 31, 2005 was $31.2 million, $96.3 million, $217.3 million and $268.8 million, respectively. For the year ended December 31, 2004 and for the three month period ended March 31, 2005, our interest expense, net of interest income, was $3.1 million and $2.1 million, respectively, substantially all of which comprised floating rate interest expenses. Our financing costs will depend on:

•	the terms on which we obtain new or maintain existing debt financing; and

•	prevailing economic conditions which impact market interest rates.

See "Risk Factors—Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities" and "Risk Factors—Our inability to service our debt obligations or to obtain additional financing as needed would have a material adverse effect on our business, financial condition and results of operations".

Vessel acquisitions and newbuildings

We have expanded and are in the process of further expanding and modernizing our fleet by the selective purchase of newbuildings and secondhand vessels to enable us to further access opportunities to service those sectors in which we believe customer demand will develop favorably compared to the supply of suitable vessels. In the period January 1, 2002 through June 3, 2005, we have acquired 38 vessels as follows:

•	5 vessels in 2002 comprised of 2 tankers and 3 bulk carriers;

•	12 vessels in 2003 comprised of 10 tankers and 2 bulk carriers;

•	13 vessels in 2004 comprised of 8 tankers, 3 bulk carriers and 2 OBO vessels; and

•	8 vessels in the period January 1, 2005 to June 3, 2005 comprised of 2 bulk carriers, 4 tankers and 2 OBO vessels.

For purposes of understanding certain trends or changes in our financial condition and results of operations, the table below contains certain additional vessel data that illustrates how our fleet has expanded and transformed in the period January 1, 2002 through June 3, 2005.

48

VESSEL ACQUISITIONS AND DISPOSITIONS

(January 1, 2002 – June 3, 2005)

Vessel Name		Vessel Type	DWT	Built	Date of Acquisition	Date of Sale
2002
1	M/T LEADER M	Product Tanker	46,122	1982	06/26/02
2	M/T FIGHTER	Product Tanker	19,973	1984	07/05/02
3	M/V GIORGOS	Bulk Carrier	47,893	1984	10/03/02
4	M/V MEGAS ALEXANDROS	Bulk Carrier	47,830	1983	11/05/02
5	M/V NAPOLEON	Bulk Carrier	43,782	1981	12/11/02
2003
6	M/V MILTIADIS JUNIOR	Bulk Carrier	47,623	1983	01/03/03
7	M/T LAERTIS	Product Tanker	37,784	1981	01/24/03
8	M/T AKTOR	Product Tanker	29,990	1986	04/15/03
9	M/T ALEXANDROS	Product Tanker	29,990	1987	04/15/03
10	M/T ARISTOTELIS	Product Tanker	29,990	1986	04/21/03
11	M/T ACHILLEAS	Product Tanker	29,990	1986	05/02/03
12	M/T AGAMEMNON	Product Tanker	29,990	1986	05/12/03
13	M/T ATHLOS	Product Tanker	29,990	1986	07/24/03
14	M/T AMOR	Product Tanker	29,990	1986	07/24/03
15	M/T MILTIADIS M*	Tanker – Ice Class 1C	71,522	2003	08/26/03
16	M/T AYRTON	Tanker	55,870	1980	12/02/03
17	M/V APOLLONAS	Bulk Carrier	40,200	1990	12/17/03
2004
18	M/T AIAS	Product Tanker	37,350	1981	01/12/04
19	M/T ARISTOS II	Product Tanker	48,225	1985	03/03/04
20	M/V MILTIADIS M	Bulk Carrier	34,545	1977		05/28/04
21	M/V MILTIADIS	Bulk Carrier	74,000	1995		07/09/04
22	M/V MILTIADIS JUNIOR	Bulk Carrier	47,828	1983		07/23/04
23	M/V M TRADER	Bulk Carrier	25,240	1982		08/04/04
24	M/V APOSTOLOS	Bulk Carrier	26,318	1984		09/29/04
25	M/V MILTIADIS II	Bulk Carrier	72,493	1999	10/06/04
26	M/T ASTERIX I	Product Tanker	29,999	1982	10/20/04
27	M/V MILTIADIS JUNIOR II	Bulk Carrier	34,682	2003	10/20/04
28	M/T MON AMI	Product Tanker	29,992	1982	10/20/04
29	M/T ARCHIMIDIS	Tanker	94,999	1985	10/21/04
30	M/T AMADEUS	Product Tanker	29,999	1982	10/22/04
31	M/V APOSTOLOS II	Bulk Carrier	34,676	2003	11/04/04
32	M/T ARCHON	Tanker	96,500	1985	11/12/04
33	M/T VANCOUVER SPIRIT	OBO	103,203	1992	12/02/04
34	M/T VICTORIA SPIRIT	OBO	103,153	1993	12/08/04
35	M/T ACTIVE	Product Tanker	22,291	1983	12/09/04
January 1, 2005 to June 3, 2005
36	M/V APOLLONAS	Bulk Carrier	40,200	1990		01/05/05
37	M/T ATTIKOS*	Product Tanker – Ice Class 1B	12,000	2005	01/20/05
38	M/V AYRTON II	Bulk Carrier	72,561	2000	03/04/05
39	M/V ALTER EGO	Bulk Carrier	74,047	1999	03/07/05
40	M/T AMADEUS	Product Tanker	29,999	1982		03/21/05
41	M/T AMIGO	OBO	76,324	1985	04/12/05
42	M/T AYRTON	Tanker	55,870	1980		04/14/05
43	M/T AMORITO	OBO	76,324	1985	04/28/05
44	M/T ALLEGRO DOUBLE	Product Tanker	67,980	1983	05/06/05
45	M/T ARIS DOUBLE	Product Tanker	67,980	1981	05/16/05
46	M/T ARISTOFANIS*	Product Tanker – Ice Class 1B	12,000	2005	06/02/05

*	Indicates a vessel delivered as a newbuilding.

Thirty-five of these vessel acquisitions were made in the secondhand market and three were the result of newbuilding deliveries, including a newbuilding delivery in each of January and June 2005. Over the periods covered above we sold a total of seven vessels in the secondhand market and one vessel was sold for scrap. We expect to take delivery of the remaining 16 newbuildings we currently have on firm order on or about their expected delivery dates scheduled from time to time between January 2006 and November 2007. The completion and delivery of these newbuildings within their scheduled completion and delivery dates, as well as the completion and delivery of any other newbuildings that we may contract to acquire, depend on certain factors, including:

•	technical factors such as the ability of shipyards to deliver the newbuildings in a timely manner after having constructed the vessels to our design specifications (after taking into account our requests for changes to the original vessel specifications), our ability to effectively manage quality and engineering specifications and the availability of construction materials; and

•	other factors such as our ability to secure refund guarantees from acceptable guarantors for the shipyard, our ability to finance the purchase or maintain financing for the construction of the newbuildings and the occurrence of work stoppages or other labor disturbances at the shipyard.

A delay in the expected delivery dates for any one or more newbuildings for which we have firm orders will delay our receipt of revenues from the employment of any such delayed newbuilding vessels and may increase the costs of completion for our newbuildings. See also "Risk Factors—Delays in deliveries of our newbuildings, our decision to cancel or our inability to otherwise complete the acquisitions of our newbuildings, could harm our operating results".

Our Results of Operations

Three month period ended March 31, 2005 compared to the three month period ended March 31, 2004

Time and voyage charter revenues

Time and voyage charter revenues are comprised of the charterhire, freight and, to a much lesser extent, demurrage received from unaffiliated third-party customers. Time and voyage charter revenues increased to $75.9 million for the three month period ended March 31, 2005, compared to $43.3 million for the same period in 2004. This increase was primarily due to the acquisition of vessels for our fleet, the increase in the number of available days attributable to our larger fleet and an overall slight increase in charterhire and freight rates received for some of the types of vessels in our fleet and some of the trades in which we engage.

Charter revenue from related parties

From time to time, prior to January 1, 2005, we chartered certain of our dry bulk vessels to ESTC, an entity related to us, under short term charter arrangements. For the three month period ended March 31, 2005, charterhire payments received from ESTC decreased to $19,000, representing remaining charterhire payments received from ESTC in respect of chartering arrangements entered into prior to January 1, 2005, compared to $1.9 million for the same period in 2004. We have not entered into, and do not expect to enter into, any chartering arrangements with ESTC as of January 1, 2005. See "Related Party Transactions—Express Sea Transport Corporation".

Voyage expenses

Voyage expenses increased to $11.6 million for the three month period ended March 31, 2005, compared to $3.6 million for the same period in 2004. This increase was primarily due to an increase in the number of vessels in our fleet, the increase in the number of available days attributable to our larger fleet, the increase in the overall number of voyages during the period, the increase in bunker prices and the shift away from voyage expenses attributable to transactions with related parties (in particular, for the purchase of bunkers), which we assumed from Express Energy Inc. as of January 1, 2005 and which are now therefore included in voyage expenses. See "—Voyage expense—related parties" below.

Voyage expense—related parties

Voyage expense—related parties decreased to $1.8 million for the three month period ended March 31, 2005, compared to $3.5 million for the same period in 2004. This decrease was primarily attributable to the reduction in bunker and related expenses incurred through Express Energy Inc., which decreased to $1.2 for the three month period ended March 31, 2005, compared to $3.0 million for the same period in 2004, as a result of our assumption in January 2005 of purchasing activities that were previously effected through Express Energy Inc., an entity related to us. In addition, following our assumption of these purchasing activities, these expenses are no longer incurred through related parties and are instead included in "Voyage expenses". Remaining expenses in the three month period ended March 31, 2005 were attributable to expenses for inventories acquired in 2004 and expensed in 2005. Commissions paid to our affiliated brokers increased slightly to $0.6 million for the three month period ended March 31, 2005, compared to $0.5 million for the same period in 2004, primarily due to a slight increase in revenues from charters on which we paid commissions.

Vessel operating expenses

For the three month period ended March 31, 2005, our vessel operating expenses comprised: crewing and related costs (approximately 48%), insurance (approximately 13%), spares, repairs, maintenance and other (approximately 21%), stores and lubricants (approximately 15%) and third party management fees (approximately 2%).

Vessel operating expenses increased to $10.8 million for the three month period ended March 31, 2005, compared to $7.5 million for the same period in 2004. The increase was primarily a result of higher crewing costs, which increased ratably with the size of our fleet. In addition, our larger fleet resulted in increased maintenance and repair costs (which also increased as a result of the increased number of vessels in our fleet), and increased expenses for stores and lubricants as a result of overall higher prices for these supplies.

Depreciation and amortization

Depreciation and amortization increased to $8.1 million for the three month period ended March 31, 2005, compared to $4.0 million for the same period in 2004. The increase was primarily due to the increased number of vessels in our fleet and the higher acquisition prices we paid for vessels in the strong secondhand market for vessels, which resulted in increased depreciation from recording the vessels at their acquisition cost. Amortization also increased due to the increased number of vessels in our fleet and a related increase in deferred drydocking and special survey expenses.

General and administrative expenses

For the three month period ended March 31, 2005, general and administrative expenses consisted primarily of salaries, professional fees, office supplies and lease payments. These expenses did not include crewing costs, which are included in vessel operating expenses.

General and administrative expenses increased to $1.2 million for the three month period ended March 31, 2005, compared to $0.7 million for the same period in 2004. This increase was primarily due to the further expansion of our commercial and technical management operations following the transfer of the management of our vessels from Barclay Shipping Limited to us, the recruitment and hiring of additional technical management and commercial management professionals, which was undertaken primarily as a result of our increased focus on tankers, the increased number of vessels in our fleet overall, our expected personnel needs associated with our newbuilding program, and a $0.15 million donation to relief efforts in connection with the Indian Ocean tsunami.

Operating expenses—related parties

Operating expenses—related parties represent remaining management fees we paid to Barclay Shipping Limited, a related entity, in respect of the Ayrton, a vessel that was sold for scrap in April 2005. Operating expenses—related parties decreased to $66,000 for the three month period ended March 31, 2005, compared to $1.2 million for the same period in 2004. This decrease was due to the termination of all management arrangements previously conducted through Barclay Shipping Limited, with the exception of Barclay's continued management of the Ayrton prior to its sale for scrap in April 2005.

Executive management services

The estimated value of the executive management services provided to us by Mr. Marinakis for which he was not paid by us increased to $225,000 for the three month period ended March 31, 2005, compared to $214,000 for the same period in 2004. This increase was primarily due to the rate increases reflected in the collective bargaining agreements governing the terms of employment of shorebased personnel by shipping companies in Greece.

Gain on sale of vessels

For the three month period ended March 31, 2005, we recognized a gain of $10.8 million as a result of sales of vessels used in our operations, compared to no recognition of profit (as no vessels were sold) for the same period in 2004. To the extent any gain (loss) arises as a result of vessel sales, the gain (loss) will only arise in periods in which vessels are sold and will not necessarily be indicative or comparable to any gain (loss) that may be recognized in any other accounting period.

Operating income

Operating income increased to $52.8 million, or $42.0 million excluding gains on the sale of vessels in the period, for the three month period ended March 31, 2005, compared to $24.6 million for the same period in 2004. The increase, not taking into account gains on sales of vessels, was primarily due to the increase in the number of vessels in our fleet, as well as improved profitability as a result of slightly increased charterhire and freight rates generally attributable to more favorable prevailing market conditions.

Other income (expenses), net

Other income (expenses), net increased to $(2.0) million for the three month period ended March 31, 2005, compared to $(0.7) million for the same period in 2004. The increase was primarily due to the increase in our average aggregate level of indebtedness as additional loans were incurred in order to finance the acquisitions of new vessels, a corresponding increase in loan fees and an increase in interest rates.

Year ended December 31, 2004 compared to the year ended December 31, 2003

Time and voyage charter revenues

Time and voyage charter revenues increased to $182.2 million for the year ended December 31, 2004, compared to $73.0 million for the same period in 2003. This increase was primarily due to the acquisition of vessels for our fleet, the substantial increase in the number of available days attributable to our larger fleet and increased charterhire, freight and demurrage rates as a result of strong prevailing market conditions for both wet and dry cargoes.

Charter revenue from related parties

Charterhire payments received from ESTC increased to $6.6 million for the year ended December 31, 2004, compared to $4.8 million for the same period in 2003, due to the increased number of vessels chartered to ESTC and the higher charterhire, freight and demurrage rates we received due to strong prevailing market conditions for dry cargoes. We have not entered into, and do not expect to enter into, any chartering arrangements with ESTC as of January 1, 2005. See "Related Party Transactions—Express Sea Transport Corporation".

Voyage expenses

Voyage expenses increased to $17.6 million for the year ended December 31, 2004, compared to $8.1 million for the same period in 2003. This increase was primarily due to an increase in the number of vessels in our fleet, the substantial increase in the number of available days attributable to our larger fleet and the increase in the overall number of voyages during the period.

Voyage expense—related parties

Voyage expense—related parties increased to $13.2 million for the year ended December 31, 2004, compared to $7.6 million for the same period in 2003. Of these amounts, commissions paid to our affiliated brokers increased to $1.5 million for the year ended December 31, 2004, compared to $0.6 million for the same period in 2003. This increase was primarily attributable to the increase in revenues from charters on which we paid commissions. Bunker and related expenses incurred through Express Energy Inc. increased to $11.7 million for the year ended December 31, 2004, compared to $7.0 million for the same period in 2003, primarily due to an increase in the number of vessels in our fleet resulting in an increase in the overall number of voyages during the period, together with higher bunker prices overall.

Vessel operating expenses

For the period ended December 31, 2004, our vessel operating expenses comprised: crewing and related costs (approximately 51%), insurance (approximately 16%), spares, repairs, maintenance and other (approximately 20%) and stores and lubricants (approximately 13%).

Vessel operating expenses increased to $31.0 million for the year ended December 31, 2004, compared to $18.8 million for the same period in 2003. The increase was primarily a result of higher crewing costs, which increased ratably with the size of our fleet. In addition, our larger fleet resulted in increased insurance costs (which were also affected by global increases in insurance rates, offset by our greater bargaining power and our safety track record) and maintenance costs (which also increased as a result of the increased number of vessels in our fleet and the average age of our vessels).

Depreciation and amortization

Depreciation and amortization increased to $18.2 million for the year ended December 31, 2004, compared to $10.6 million for the same period in 2003. The increase was primarily due to the increased number of vessels in our fleet and the higher acquisition prices we paid for vessels in the strong secondhand market for vessels, which resulted in increased depreciation from recording the vessels at their acquisition cost. Amortization also increased due to the increased number of vessels in our fleet and a related increase in deferred drydocking and special survey expenses.

General and administrative expenses

For the year ended December 31, 2004, general and administrative expenses consisted primarily of salaries, professional fees, office supplies and lease payments. These expenses did not include crewing costs, which are included in vessel operating expenses.

General and administrative expenses increased to $3.1 million for the year ended December 31, 2004, compared to $1.2 million for the same period in 2003. This increase was primarily due to the expansion of our commercial and technical management operations and the recruitment of technical management and commercial management professionals, which was undertaken primarily as a result of our increased focus on tankers and our expected personnel needs associated with our newbuilding program.

Operating expenses—related parties

Operating expenses—related parties primarily represented management fees comprised of fixed fees that we paid to Barclay Shipping Limited and expenses related to our purchase of lubricants from third parties in transactions brokered by Express Energy Inc. Barclay Shipping Limited and Express Energy Inc. are entities related to us. Operating expenses—related parties increased to $2.8 million for the year ended December 31, 2004, compared to $2.7 million for the same period in 2003. This increase was primarily due to an increase in the management fees we paid to Barclay Shipping Limited as a result of the increased number of vessels in our fleet that were managed by Barclay Shipping Limited and an increase in the rate of the management fee payable to Barclay Shipping Limited (to $18,000 per month per vessel beginning January 1, 2004 from $15,000 per month per vessel in the prior period) partially offset by the absence of purchases of lubricants brokered by Express Energy Inc. in the year ended December 31, 2004, compared to $0.5 million in the same period in 2003.

Executive management services

The estimated value of the executive management services provided to us by Mr. Marinakis for which he was not paid by us increased to $857,000 for the year ended December 31, 2004, compared to $824,000 for the same period in 2003. This increase was primarily due to the rate increases reflected in the collective bargaining agreements governing the terms of employment of shorebased personnel by shipping companies in Greece.

Gain on sale of vessels

For the year ended December 31, 2004, we recognized a gain of $47.2 million as a result of sales of vessels used in our operations, compared to no recognition of profit (as no vessels were sold) for the same period in 2003. To the extent any gain (loss) arises as a result of vessel sales, the gain (loss) will only arise in periods in which vessels are sold and will not necessarily be indicative or comparable to any gain (loss) that may be recognized in any other accounting period.

Operating income

Operating income increased to $149.2 million, or $102.0 million, excluding gains on the sale of vessels, for the year ended December 31, 2004, compared to $28.0 million for the same period in 2003. The increase was primarily due to improved profitability as a result of increased charterhire and freight rates, generally attributable to favorable prevailing market conditions, improved chartering results generally from our commercial operations, as well as the increase in the number of vessels in our fleet and gains on the sale of vessels of $47.2 million.

Other income (expenses), net

Other income (expenses), net increased to $(3.0) million for the year ended December 31, 2004, compared to $(1.9) million for the same period in 2003. The increase was primarily due to the increase in our average aggregate level of indebtedness as additional loans were incurred in order to finance the acquisitions of new vessels and a corresponding increase in loan fees.

Year ended December 31, 2003 compared to the year ended December 31, 2002

Time and voyage charter revenues

Time and voyage charter revenues increased to $73.0 million for the year ended December 31, 2003, compared to $16.3 million for the same period in 2002. This increase was primarily due to the increased number of vessels in our fleet, a substantial increase in the number of available days attributable to our larger fleet and the higher charterhire, freight and demurrage rates we received due to strong prevailing market conditions for both wet and dry cargoes.

Charter revenue from related parties

Charter revenue from related parties represent charterhire payments received from ESTC, which increased to $4.8 million for the year ended December 31, 2003, compared to $1.3 million for the same period in 2002, due to the increased number of vessels chartered to ESTC and the higher charterhire, freight and demurrage rates we received due to strong prevailing market conditions for dry cargoes.

Voyage expenses

Voyage expenses increased to $8.1 million for the year ended December 31, 2003, compared to $1.6 million for the same period in 2002. This increase was primarily due to the increased number of vessels in our fleet, a substantial increase in the number of available days attributable to our larger fleet, and the increase in the overall number of voyages during the period.

Voyage expense—related parties

Voyage expense—related parties increased to $7.6 million for the year ended December 31, 2003, compared to $1.4 million for the same period in 2002. Of these amounts, commissions paid to our affiliated brokers increased to $0.6 million for the year ended December 31, 2003 compared to $0.1 million for the same period in 2002. This increase was primarily attributable to the increase in revenues from charters on which we paid commissions. Bunker and related expenses incurred through Express Energy Inc. increased to $7.0 million for the year ended December 31, 2003, compared to $1.2 million for the same period in 2002, primarily due to an increase in the number of vessels in our fleet resulting in an increase in the overall number of voyages during the period.

Vessel operating expenses

For the year ended December 31, 2003, our vessel operating expenses comprised: crewing and related costs (approximately 51%), insurance (approximately 19%), spares, repairs, maintenance and other (approximately 16%) and stores and lubricants (approximately 14%).

Vessel operating expenses increased to $18.8 million for the year ended December 31, 2003, compared to $6.3 million for the same period in 2002. The increase was due to the increased number of vessels in our fleet, which resulted in increased crew costs, increased insurance costs (which were also affected by global increases in insurance rates, offset by our greater bargaining power resulting from having more insurable vessels and by our safety track record) and increased maintenance costs (which also increased as a result of the increase in the average age of our vessels).

Depreciation and amortization

Depreciation and amortization increased to $10.6 million for the year ended December 31, 2003, compared to $3.4 million for the same period in 2002. The increase was primarily due to the increased number of vessels in our fleet and the higher acquisition prices we paid for vessels in the strong secondhand market, which resulted in increased depreciation from recording the vessels at their acquisition cost. Amortization cost also increased primarily due to the increased number of vessels in our fleet and the increased amortization of drydocking and special survey costs related to the larger fleet.

General and administrative expenses

General and administrative expenses increased to $1.2 million for the year ended December 31, 2003, compared to $0.3 million for the same period in 2002. The increase was primarily due to the establishment of Capital Ship Management Corp. and the recruitment of additional professionals to supervise and service our expanding fleet and newbuilding program.

Operating expenses—related parties

Operating expenses—related parties primarily represent management fees comprised of fixed fees that we paid to Barclay Shipping Limited and expenses related to our purchase of lubricants from third parties in transactions brokered by Express Energy Inc. Barclay Shipping Limited and Express Energy Inc. are entities related to us. Operating expenses—related parties increased to $2.7 million for the year ended December 31, 2003, compared to $1.4 million for the same period in 2002. This increase was primarily due to an increase in management fees to $2.2 million for the year ended December 31, 2003, compared to $1.2 million for the same period in 2002, which was primarily a result of additional vessels that we acquired that were managed by Barclay Shipping Limited following their acquisition. Operating expenses related to our purchase of lubricants from third parties in transactions brokered by Express Energy Inc. also increased to $459,000 from $288,000 in the years ended December 31, 2003 and 2002, respectively. The increase was primarily due to the increased numbers of vessels in our fleet, resulting in an increase in the overall number of voyages during the period.

Executive management services

The estimated value of the executive management services provided to us by Mr. Marinakis for which he was not paid by us increased to $824,000 for the year ended December 31, 2003, compared to $787,000 for the same period in 2002. This increase was primarily due to the rate increases reflected in the collective bargaining agreements governing the terms of employment of shorebased personnel by shipping companies in Greece.

Operating income

Operating income increased to $28.0 million for the year ended December 31, 2003, compared to $2.4 million for the same period in 2002. The increase was primarily due to improved profitability as a result of higher charterhire, freight and demurrage rates due to the prevailing market conditions.

Other income (expenses), net

Other income (expenses), net increased to $(1.9) million for the year ended December 31, 2003, compared to $(0.7) million for the same period in 2002 due to the increase in our aggregate level of indebtedness as a result of our expanding fleet.

Liquidity and Capital Resources

Overview

We operate in a capital intensive business. We have financed our vessel acquisitions and operations through operating cash flow, contributions from stockholders and the incurrence of bank debt. We have used funds mainly to expand our fleet, maintain the quality of our vessels, comply with various shipping and environmental regulations, repay bank debt and make interest and dividend payments. We plan to consider a variety of financing sources over time as required or necessary to implement our business strategy, including operating cash flows, bank debt, non-bank debt and equity financings.

We had cash and cash equivalents of $54.8 million, $41.9 million, $5.5 million and $0, as of March 31, 2005 and December 31, 2004, 2003 and 2002, respectively. We believe that cash flow from operations, along with available cash and cash equivalents, will be sufficient to fund all of our anticipated operating needs in 2005, including working capital, capital expenditures, acquisitions, debt service and dividends.

As of March 31, 2005, we had, through certain of our vessel-owning subsidiaries, incurred $268.8 million of indebtedness under 23 separate loan agreements with certain banks pursuant to which we incurred senior secured indebtedness used to partially fund the purchase price of the vessel or vessels named in each loan agreement. The vessels acquired from the proceeds of these loans have been pledged as security for the loans.

In addition, we have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the 16 undelivered newbuildings we currently have on firm order. The aggregate amount of the contract prices in respect of these 16 newbuildings is expected to be $560.8 million. In relation to the 16 Ice Class 1A newbuildings, we have funded downpayments and progress payments in an aggregate amount of $64.4 million, with the remaining balance of $496.3 million expected to be funded by drawdowns on the four credit facilities and cash flow from operations. We believe that we will have sufficient cash flow from operations over the remaining 30-month payment and delivery period to fund the remaining $44.6 million (exclusive of legal, supervision and finance costs) that will be required to pay the total aggregate purchase price of these 16 newbuildings. See also "Business—Credit Facilities—New Credit Facilities" for a description of the terms of the new credit facilities.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events—Shareholder Contributions" for a discussion of contributions by our shareholders in the period March 31 to May 31, 2005. These contributions were used in connection with the purchase of vessels. We do not anticipate or expect that the Marinakis family will provide any further capital contributions to the Company.

Cash flows

Net cash provided by operating activities

Net cash provided by operating activities increased to $43.4 million for the three month period ended March 31, 2005 from $32.6 million for the same period in 2004. The increase in net cash provided by operating activities was a result of an increase in net income to $50.8 million for the three month period ended March 31, 2005 from $23.9 million for the same period in 2004. This increase was primarily due to the acquisition of vessels for our fleet, the increase in the number of available days attributable to our larger fleet and an overall slight increase in charterhire and freight rates received for some of the types of vessels in our fleet and some of the trades in which we engage.

Net cash provided by operating activities increased to $98.8 million for the year ended December 31, 2004 from $34.8 million for the same period in 2003. This increase was primarily due to an increase in net income to $146.2 million, including $47.2 million in gains from the sale of vessels, in 2004, compared to $26.1 million in 2003, resulting from increased charterhire due to our larger fleet and increased freight rates due to overall stronger prevailing market conditions. In addition, in 2004, we reserved $4.0 million in restricted cash in respect of a contract dispute with the proposed buyer of the Aktor and $2.5 million in respect of a charterparty dispute with time charterers of the Miltiadis Jr. See "Business—Legal Proceedings".

Net cash provided by operating activities increased to $34.8 million for the year ended December 31, 2003 from $12.5 million for the same period in 2002. The increase in net cash provided by operating activities was a result of an increase in net income to $26.1 million in 2003 from $1.7 million in 2002, which was the result of the acquisition of additional vessels for our fleet, as well as the increased charterhire received and increased freight rates due to the improvement in the prevailing market conditions for both wet and dry cargoes.

Net cash used in investing activities

Net cash used in investing activities increased to $71.4 million for the three month period ended March 31, 2005, compared to $34.1 million for the same period in 2004. This increase was primarily a result of the overall increase in cash used in vessel acquisitions, including advances, to $94.6 million for the three month period ended March 31, 2005, compared to $34.0 million for the same period in 2004, partially offset by the $23.4 million of proceeds from sale of vessels in the three month period ended March 31, 2005, compared to no proceeds from sales of vessels in the same period in 2004. Cash used in vessel acquisitions, including advances, for the three month period ended March 31, 2005 mainly related to the acquisition of two secondhand vessels delivered during the period ($65.7 million), advances for the acquisition of two vessels delivered in April 2005 ($3.2 million), the acquisition of one newbuilding vessels delivered during the period ($9.5 million) and advances for our newbuildings ($16.2 million in the first quarter of 2005).

Net cash used in investing activities increased to $183.4 million for the year ended December 31, 2004, compared to $93.1 million in the same period in 2003. This increase was primarily a result of the overall increase in cash used in vessel acquisitions, including advances, to $254.5 million in the year ended December 31, 2004, compared to $93.1 million for the same period in 2003, partially offset by the $71.1 million of proceeds from sale of vessels in the year ended December 31, 2004, compared to no proceeds from sales of vessels in the same period in 2003. Cash used in vessel acquisitions, including advances, for the year ended December 31, 2004 mainly related to the acquisition of 13 secondhand vessels delivered during 2004 ($200.5 million) and advances for our newbuildings ($50.4 million in 2004).

Net cash used in investing activities increased to $93.1 million for the year ended December 31, 2003, compared to $23.0 million for the same period in 2002, attributable to an increase in cash used in the acquisition of vessels to an aggregate of $93.1 million for the year ended December 31, 2003, compared to an aggregate of $23.0 million for the same period in 2002.

Net cash provided by financing activities

Net cash provided by financing activities increased to $40.8 million in the three month period ended March 31, 2005, compared to $7.3 million for the same period in 2004. This movement was due primarily to an increased number of vessel acquisitions, which resulted in:

•	an increase in proceeds from bank debt financing to $64.8 million in the three month period ended March 31, 2005, compared to $10.0 million in the same period in 2004; and

•	an increase in capital contributions to $14.4 million in the three month period ended March 31, 2005, compared to $2.1 million for the same period in 2004.

These increases in cash provided by financing activities in the three month period ended March 31, 2005 compared to the same period in 2004 were partially offset by an increase in payments on outstanding debt to $13.5 million in the three month period ended March 31, 2005, compared to $5.7 million for the same period in 2004, and an increase in dividends paid to $20.6 million in the three month period ended March 31, 2005, compared to $1.0 million in the same period in 2004.

Net cash provided by financing activities increased to $121.0 million for the year ended December 31, 2004, compared to $63.8 million for the same period in 2003. This movement was due primarily to an increased number of vessel acquisitions, which resulted in:

•	an increase in proceeds from bank debt financing to $153.1 million in 2004, compared to $71.6 million in 2003; and

•	an increase in capital contributions to $51.3 million in 2004, compared to $18.2 million in 2003.

These increases in cash provided by financing activities in 2004 compared to 2003 were partially offset by an increase in payments on outstanding debt to $32.3 million in 2004, compared to $6.6 million in 2003, and an increase in dividends paid to $50.7 million in 2004, compared to $16.0 million in 2003.

Net cash provided by financing activities increased to $63.8 million for the year ended December 31, 2003, compared to $9.6 million for the same period in 2002. This increase was due primarily to an increase in vessel acquisitions, which resulted in:

•	an increase in proceeds from bank debt financing to $71.6 million in 2003, compared to $16.3 million in 2002; and

•	an increase in capital contributions to $18.2 million in 2003, compared to $5.7 million in 2002.

These increases in cash provided by financing activities in 2003 compared to 2002 were partially offset by an increase in debt principal repayments to $6.6 million in 2003, compared to $3.4 million in 2002, and in dividends paid to $16.0 million in 2003, compared to $8.3 million in 2002.

In addition, in 2003, we designated $3.4 million as restricted cash in accordance with the terms of covenants in existing loan agreements relating to 12 vessels, which require that we maintain certain minimum amounts on deposit.

EBITDA

EBITDA, as defined in Footnote 1 to the "Selected Consolidated Financial and Other Data" table, increased by $32.3 million, or 113.0%, to $61.0 million for the three month period ended March 31, 2005 (including $10.8 million in gains from the sale of vessels in the period), compared to $28.7 million for the same period in 2004. This increase is primarily due to the increase of revenue generated by our larger fleet, the overall slightly better markets for the regions, vessels and trades in which we operate in the three month period ended March 31, 2005, compared to the same period in 2004, partially offset by the related increase in vessel operating expenses and general administrative expenses in the three month period ended March 31, 2005, compared to the same period in 2004.

For the year ended December 31, 2004, EBITDA increased by $128.9 million, or 333.2%, to $167.5 million (including $47.2 million in gains from the sale of vessels in the period), compared to $38.7 million for the same period in 2003. This increase is primarily due to the increase of revenue generated by our larger fleet as a result of the overall stronger shipping market in 2004 compared to the same period in 2003, partially offset by the related increase in vessel operating expenses and general administrative expenses in the year ended December 31, 2004, compared to the same period in 2003.

For the year ended December 31, 2003, EBITDA increased by $32.9 million, or 563.9%, to $38.7 million, compared to $5.8 million for the same period in 2002. This increase is primarily due to the increase of revenue generated by our larger fleet as a result of the overall stronger shipping market in 2003 compared to 2002, partially offset by the related increase in vessel operating expenses and general administrative expenses in the year ended December 31, 2003, compared to the same period in 2002.

For a discussion of management's use of EBITDA and an explanation of why we believe it is meaningful to an investor, see Footnote 1 to the "Selected Consolidated Financial and Other Data" table.

Borrowings

Our long-term borrowings are reflected in our consolidated balance sheet as "Long-term debt, net" and as current liabilities in "Current portion of long-term debt".

As of March 31, 2005, we had $268.7 million aggregate outstanding principal of senior secured indebtedness under 23 separate loan agreements to which certain of our vessel-owning subsidiaries are a party. At March 31, 2005, the long-term portion of our aggregate outstanding debt related to these 23 loan agreements was $210.7 million, and the current portion was $58.0 million. As of March 31, 2005, the average weighted interest rate related to our outstanding indebtedness was 4.13%, as at quarter end. We expect to use a portion of the proceeds of this offering to repay approximately $157.3 million of this outstanding indebtedness.

Our aggregate outstanding debt was $217.3 million, $96.3 million and $31.2 million as of December 31, 2004, 2003 and 2002, respectively. The current portion of our aggregate outstanding debt was $53.2 million, $19.3 million and $5.6 million as of December 31, 2004, 2003 and 2002, respectively.

In addition, we have a $60 million credit line, which has been fully drawn to repay advances made to us by our shareholders. These advances were used by us to facilitate the purchase of vessels delivered in the period January 1, 2005 to date. This credit line bears interest at a rate of 0.50% per annum over LIBOR. We expect to use a portion of the proceeds from this offering to repay this line of credit in full.

We have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the acquisition of the remaining 16 undelivered newbuildings we currently have on firm order. Outstanding indebtedness under these credit facilities will bear interest at a rate of between 0.9% and 0.975% (depending on the credit facility) per annum over LIBOR. We are the borrower under three of these credit facilities and each of our wholly-owned vessel-owning subsidiaries that is purchasing a newbuilding will guarantee funds drawn under the facility used to finance the newbuilding. Four of our wholly owned vessel-owning subsidiaries that are purchasing four of the newbuildings are the borrowers under the remaining loan facility and we will guarantee the funds drawn under this facility. Additional security for outstanding indebtedness under each of these facilities will be provided by the applicable newbuildings. In the period before we take delivery of the newbuildings, we will provide security in the form of first priority assignments of the refund guarantees and our rights under the shipbuilding contracts. Post-delivery, the outstanding indebtedness under the facilities will be collateralized by mortgages over the newbuilding vessels and other security relating to the newbuilding vessels. All of these facilities will contain customary cross-default provisions. We do not currently expect to enter into interest rate swap arrangements in connection with these new credit facilities. See "Business—Credit Facilities" for more information regarding our loan agreements, our credit line and our new credit facilities.

The operating and financial restrictions and covenants in our and our subsidiaries' financing agreements and in any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. While we have not been notified by our lenders of any claim of breach by us of any of the covenants in our financing agreements, if we were to breach any of the covenants, ratios, tests or other restrictions in our financing agreements, a significant portion of our obligations may become immediately due and payable, and our lenders' commitment to make further loans to us may terminate. In particular, if the market values of our vessels fall below specified percentages set forth in our financing agreements (between 120% and 130% depending on the particular loan agreement), we may be required to prepay certain of our outstanding loans or pledge additional collateral. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. See "Risk Factors—Our financing agreements contain restrictive covenants, which may limit our business and financing activities", "Risk Factors—The market value of our vessels may fluctuate significantly and thereby adversely affect our business and financing activities" and "Business—Credit Facilities".

In addition, under the respective laws under which our subsidiaries are organized (Marshall Islands, Panama, Malta, the British Virgin Islands, Cyprus and Liberia), our subsidiaries would generally be prohibited from paying dividends other than from surplus and would be prohibited from paying dividends while such subsidiary is insolvent or would be rendered insolvent upon the payment of such dividend. Our subsidiaries have not, in the past, been restricted from transferring funds to us in the form of cash dividends, loans or advances. See "Risk Factor—The amount of dividends we pay, if any, is subject to many factors, some of which may be outside of our control".

Possible acquisitions of other businesses

Although we do not currently have in place any agreements relating to material acquisitions of other businesses, we assess potential acquisition opportunities on a regular basis. We are in contact from time to time with potential sellers and their advisers. If we were to undertake any acquisition in the future, subject to the terms of our credit facilities, we could elect to fund it with equity or debt financing or cash on hand or a combination of these forms of consideration. Any debt financing incurred for this purpose could make us more leveraged and increase our debt service obligations or could subject us to additional operational or financial covenants.

Subject to the terms of a Letter Agreement we have entered into with ESTC, we have the option, acting through independent members of our board of directors, to consider and negotiate for the acquisition of ESTC, a company that is owned and operated by the Marinakis family and is in the business of chartering in and chartering out primarily dry bulk carriers of third parties. This acquisition opportunity will be available to us for one year beginning on the one-year anniversary of this offering, and may be extended by the mutual consent of the parties. The price will be calculated by reference to valuations submitted by independent appraisers appointed by the Company and ESTC. See "Related Party Transactions—Express Sea Transport Corporation".

Capital expenditures

We generally fund our capital expenditures with cash flow from operations, the incurrence of bank debt and contributions to stockholders' equity. Capital expenditures have been primarily comprised of:

•	the acquisition of secondhand vessels, including initial repairs, improvements and delivery expenses; and

•	the acquisition and completion of newbuildings.

Capital expenditures amounted to $94.6 million and $34.0 million for the three month period ended March 31, 2005 and 2004, respectively, of which:

•	$65.7 million and $8.8 million related to advances for and acquisitions of secondhand vessels in the three month period ended March 31, 2005 and 2004, respectively;

•	$9.5 million related to the acquisition of a newbuilding in the three month period ended March 31, 2005;

•	$16.2 million and $25.3 million related to advances toward newbuildings in the three month period ended March 31, 2005 and 2004, respectively; and

•	$3.2 million related to other vessel advances in the three month period ended March 31, 2005.

Capital expenditures amounted to $254.2 million and $93.1 million for the year ended December 31, 2004 and 2003, respectively, of which:

•	$200.5 million and $92.1 million related to advances for and acquisitions of secondhand vessels in 2004 and 2003, respectively;

•	$50.4 million related to advances toward newbuildings in 2004; and

•	$3.3 million and $1.0 million related to other vessel advances in 2004 and 2003, respectively.

Capital expenditures amounted to $93.1 million and $23.0 million in the year ended December 31, 2003 and 2002, respectively, of which:

•	$92.1 million and $16.0 million related to advances for and acquisitions of secondhand vessels in 2003 and 2002, respectively;

•	$7.0 million related to advances toward newbuildings in 2002; and

•	$1.0 million related to other vessel advances in 2003.

As of March 31, 2005, we were party to 17 shipbuilding contracts with an aggregate purchase price of $571.3 million for the acquisition of 17 newbuildings (one of which was delivered in June 2005). In the three month period ended March 31, 2005 and the year ended December 31, 2004, we made aggregate downpayments and progress payments of $16.2 million and $50.4 million, respectively, in respect of these newbuilding contracts. In addition, in the three month period ended March 31, 2005, we:

•	took delivery of two secondhand vessels for an aggregate purchase price of $69.0 million;

•	took delivery of one newbuilding for an aggregate purchase price of $10.5 million ($1.1 million of which was advanced as a downpayment in the third quarter of 2004); and

•	advanced downpayments of $3.2 million in connection with the acquisition of two vessels, which were delivered in April 2005.

In the first quarter of 2005, we took delivery of the first of the 18 newbuildings on firm order and we took delivery of the second newbuilding vessel in June 2005. The remaining 16 newbuildings are currently expected to be delivered between January 2006 and November 2007. As is customary in our industry, we expect to finance the majority of these commitments with borrowings and, in particular, we have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the purchase price for these newbuildings. Based on the actual or anticipated delivery schedule for the newbuildings, the chart below reflects our actual historical or estimated future quarterly payment obligations with respect to the newbuildings in each of 2005, 2006 and 2007:

First quarter 2005	$ 25.6 million
Second quarter 2005	9.5 million
Third quarter 2005	13.1 million
Fourth quarter 2005	23.5 million
Total for 2005	$ 71.7 million

First quarter 2006	$67.9 million
Second quarter 2006	96.9 million
Third quarter 2006	34.1 million
Fourth quarter 2006	58.0 million
Total for 2006	$257.0 million

First quarter 2007	$ 87.4 million
Second quarter 2007	34.5 million
Third quarter 2007	32.8 million
Fourth quarter 2007	48.1 million
Total for 2007	$202.7 million

TOTAL 2005-2007	$531.4 million

For more information regarding our newbuilding program, see "Business—Our Newbuilding Program" and "Risk Factors—We will be required to make substantial capital expenditures to expand the size of our fleet, and the completion of our newbuilding program will be dependent on additional financing".

We also expect to make capital expenditures for the planned conversion of some of our OBO vessels to full double-hull IMO compliant standards and major improvements to vessels in our fleet, which we estimate will average between approximately $1.5 million and $2.25 million (excluding loss of revenue) over the next three years relating to vessels we currently have in our fleet. See also "Risk Factors—We must make substantial capital expenditures to maintain the vessels we retain in our fleet, and these capital expenditures may increase or fluctuate unexpectedly or for reasons beyond our control".

Off-balance sheet arrangements

As of the date of this prospectus, we have not entered into any off-balance sheet arrangements.

Aggregate contractual obligations

The following table summarizes (a) the contractual obligations, commercial commitments and principal payments we are committed to make under our debt obligations and other agreements as of December 31, 2004 and (b) their maturities.

Contractual Obligations	Payments due by period
U.S. GAAP (In thousands of U.S. dollars)	Total Principal Amount	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations[1]	218,321	53,244	69,882	31,730	63,465
Purchase Obligations[2]	561,089	111,786	449,303	—	—
Total	779,410	165,030	519,185	31,730	63,465

[1] Includes an aggregate of $974 in deferred loan fees.

[2] Related primarily to our existing newbuilding contracts in years 0-3.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a higher degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Impairment of long-lived assets.    We apply SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. In developing estimates of future cash flows, we make assumptions about future charter rates, vessel operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Measurement of the impairment loss is based on the appraised fair value of the asset. We regularly review our vessels for impairment on a vessel by vessel basis. The carrying values of our vessels may not represent their fair value, as determined by third party valuations, at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical.

Vessel lives.    We record the value of our vessels at their respective costs (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after taking into account their respective estimated residual values, calculated at $150 per lightweight tonne for vessels acquired prior to 2003 and $180 per lightweight tonne for vessels acquired since 2003. We depreciate our vessels based on an estimated useful life of 25 years from the date of construction of the vessel, which is consistent with industry practice. However, the basis on which we estimate the remaining useful lives of our vessels may change as a result of new regulations that may be imposed by the IMO in the future. Acquired secondhand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. The remaining estimated useful life of our secondhand vessels at the time of their purchase was three to 20 years.

Accounting for revenue and related expenses. We generate our revenues from charterers for the charterhire of our vessels, which includes either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate, or time charters whereby, our vessels are chartered for a specific period of time at a specified daily charterhire rate. Revenue is recognized, provided a charterparty agreement exists and the collection of charterhire is reasonably assured, as it is earned ratably over the duration of each voyage or time charter, with voyages calculated on a discharge-to-discharge basis. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Deferred revenue represents cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, we earn a percentage of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool's participant, including to us, is determined in accordance with an agreed-upon pool point formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Net revenue under pooling arrangements is recognized when earned in accordance with the agreed-upon pool point formula.

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when the amount is fixed or determinable and collection is reasonably assured.

Vessel voyage costs, primarily consisting of expenses for port charges, applicable canal dues and bunkers that are unique for each particular charter, are paid for by the charterer under time charter arrangements or by us under voyage charter arrangements. We defer commissions paid in advance under charter agreements to the extent revenue has been deferred and amortize the deferred commissions over the related charter period since commissions are earned as our revenues are earned. All other voyage expenses and other vessel operating expenses are expensed as incurred.

Intermediate survey/drydocking costs and special survey costs. Our vessels are periodically required to be drydocked for major repairs and maintenance that cannot be performed while they are operating. We defer the costs associated with intermediate surveys/drydockings and for special surveys as they occur and amortize these costs on a straight line basis over the period to the next intermediate survey/drydocking or special survey, which we estimate to be 30 to 60 months following each intermediate survey/drydocking or special survey. Costs deferred as part of the drydocking include:

•	actual costs incurred at the drydocking yard;

•	cost of hiring riding crews to effect repairs on a vessel;

•	cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise the drydocking; and

•	the cost of hiring a third party to oversee the drydocking.

2005 Senior Executive/Director Long-Term Incentive Compensation Plan

In the second quarter of 2005, our board of directors adopted an equity incentive plan, which will entitle our executive officers, key employees and directors to receive grants of stock options, stock appreciation rights and performance shares with respect to our common stock. The plan will be administered by the compensation committee of our board of directors. Under the terms of the plan, unless otherwise provided by our compensation committee, no awards will vest or become exercisable until at least three years after they are granted. Unless otherwise determined by our compensation committee, vesting of awards will be based on attainment of performance goals established by our board of directors or by our compensation committee. All options and stock appreciation rights will expire no later than 10 years from the date of grant. The plan will be administered by the compensation committee of our board of directors. Awards under the plan will be made annually within an overall limit of 1% of the shares issued. A total of 1,000,000 shares of common stock will be reserved for issuance under the plan. The Company anticipates that, on or shortly after the date of the final prospectus, it will grant awards to acquire approximately 625,000 shares of common stock at an exercise price equal to the price per share at which the shares in this offering are sold. We do not anticipate that the stock compensation expense for these awards will have a material impact on our financial position, results of operations or cash flows. We expect these grants to consist of stock-settled stock appreciation rights and performance shares. The use of stock appreciation rights instead of options will minimize the dilution of equity interests of our stockholders.

Recent Accounting Developments    In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" (SFAS123(R)), which requires companies to expense the value of employee stock option schemes and similar awards based on the fair value of the award on the grant date. SFAS 123(R) elimiates the option to use Accounting Principles Board Opinion No. 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123(R) is effective for public companies for interim and annual financial periods beginning after December 15, 2005. We will implement SFAS 123(R) as at January 1, 2006. Under this revised standard there are three transition methods available: the modified prospective method, the modified retrospective method with restatement of prior interim results and the modified retrospective method. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure of Market Risk

Foreign exchange risk

All of our consolidated revenue is received in U.S. dollars. However, we incur some of our consolidated expenses in other currencies. For the three month period ended March 31, 2005 and the year ended December 31, 2004, expenditures we incurred in other currencies accounted for approximately 22% and 17%, respectively, of our consolidated operating expenses, primarily comprising general and administrative expenses, including payroll expenses, vessel repairs, supplies and stores. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Since roughly 2002, the U.S. dollar has depreciated against the Euro, the primary foreign currency in which our non-U.S. dollar expenses are incurred. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

As of the date of this prospectus, we have not engaged in any foreign currency hedging transactions. However, we may consider engaging in these transactions in the future.

Interest rate risk

Our bank debt generally bears interest at floating rates and some or all of the debt to be incurred under our new credit facilities may bear interest at floating rates. Therefore, we are exposed to the risk that our interest expenses may increase if interest rates rise. For the three month period ended March 31, 2005 and 2004, we paid interest on our outstanding debt at a weighted average interest rate of 4.13% and 2.57%, respectively, as at quarter end. A one percent increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2005 from $2.4 million to $3.4 million, taking into account the increases in our outstanding debt as at quarter end. For the years ended December 31, 2004 and 2003, we paid interest on our outstanding debt at a weighted average interest rate of 3.51% and 2.78%, respectively, as at year end. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2004 from $3.6 million to $9.8 million, taking into account the increases in our outstanding debt as at year end. For the year ended December 31, 2003, a one percent increase in LIBOR would have increased our interest expense from $1.9 million to $3.6 million. See "Risk Factors—We are exposed to interest rate fluctuations".

As of the date of this prospectus, we have not entered into interest rate hedging arrangements. However, we may consider entering into these arrangements in the future.

Concentration of credit risk

Financial instruments, which potentially subject us to significant concentrations of credit risk consist principally of cash and trade accounts receivable. We place our temporary cash investments, consisting mostly of deposits, with established financial institutions. We perform periodic evaluations of the relative credit standing of those financial institutions that are considered in our investment strategy. We do not require collateral on these financial instruments. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising our charterer base and their dispersion across many geographic areas.

Inflation

During the past three years, the effects of inflation on our operations have had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Subsequent Events

Vessel acquisitions and dispositions.    Since March 31, 2005, we acquired or took delivery of an additional five vessels, including one of our newbuildings, for a total consideration of $64.9 million. These acquisitions were financed with a combination of new bank debt and advances from our stockholders. In this period, we sold one vessel for scrap for a total consideration of $4.8 million, which represented a gain on sale of vessels of $2.5 million. As a result of this vessel sale, we repaid $2.5 million of existing bank debt.

Financing arrangements.    In connection with our acquisition of four secondhand vessels and one newbuilding vessel in the period since March 31, 2005, certain of our subsidiaries entered into two separate loan agreements to partially finance the purchase price for these four secondhand vessels. The aggregate principal amount of indebtedness we incurred under these two loan agreements was $41.0 million. In addition, we are in the process of finalizing a loan agreement to partially finance the purchase price of the newbuilding vessel delivered to us in June 2005. We expect the aggregate principal amount of indebtedness that we will incur in connection with this loan agreement will be $10.0 million.

In addition, in the period since March 31, 2005, we negotiated and received a $60 million credit line, which will be fully drawn in the second quarter to repay $59.4 million in advances provided to us by our shareholders. These advances were used by us to facilitate the purchase of vessels delivered in the period from January 1, 2005 to date. We expect to use a portion of the proceeds from the offering to repay this line of credit in full. We have also negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the acquisition of the remaining 16 undelivered newbuildings we currently have on firm order. See "Business—Credit Facilities—New Credit Facilities".

Settlement of Commission Receivables.    We have entered into an agreement with Barclay Shipping Limited pursuant to which we have purchased the right to receive commission payments that were previously payable by Hyundai MIPO Shipyard to Barclay Shipping Limited. The commission payments are in an aggregate amount of up to $9.4 million, which we acquired for a total consideration of $8.9 million, and which we paid in full in June 2005. See "Related Party Transactions—Barclay Shipping Limited".

Dividends.    As of March 31, 2005, we had outstanding dividends payable to our shareholders of $127.5 million. Of this amount, $91.9 million was paid between March 31 and May 31, 2005. We paid an additional $35.6 million during June 2005.

Shareholder Contributions.    In the period March 31 to May 31, 2005, additional paid-in capital increased primarily as a result of contributions from our stockholders related to the acquisition of vessels.

INDUSTRY

Unless stated otherwise, the information and statistics set out in this section have been extracted from the database of E.A. Gibson Shipbrokers Ltd., London, and are correct as of January 1, 2005.

Introduction

The international, seaborne transportation industry is critical to international trade. Oceangoing vessels represent the most efficient method of transporting large volumes of basic commodities, finished products, crude oil and refined petroleum products. Dry bulk vessels carry major and minor bulk commodities and finished products in large quantities. In 2003, approximately 4.0 billion tonnes of dry bulk cargo was transported by sea, comprising more than half of all international seaborne trade. The world's tanker fleet transported approximately 2.2 billion tonnes of crude oil and refined petroleum products in 2003.

The seaborne movement of oil products between regions addresses demand and supply imbalances caused by the lack of resources or refining capacity in consuming countries. Rates in the shipping industry are determined by the balance of this demand for transportation and the supply of vessels. Supply is impacted by a number of factors, including the sale of vessels for demolition, number of newbuildings, regulation and congestion at ports. The chart below shows the impact of historic demand and supply imbalances on rates in the tanker sector. Demand and supply imbalances typically precede rate movements. In 2004, demand increased faster than supply.

Seaborne trade is measured with reference to the cargo's value or physical quantity (measured in tonnes, barrels and cubic metrics for gases, refrigerated cargoes and the standard container size). These measurements do not capture the distance the cargo is carried and therefore the tanker industry uses the concept of tonne-miles. Tonne-miles are the product of the quantity of cargo (expressed in tonnes) and the distance between the loading port and the destination port. Unlike crude oil tankers, which are generally mono-directional, trading patterns for product carriers are usually very versatile and tankers can be employed during multiple legs of their voyages. Vessel owners seek to optimize utilization and seek to position their ships in areas where employment can be maximized and waiting time minimized.

The two graphs below compare the annual average rates for 12 month time charters, expressed in US$ per day, for the period from 1992 to 2004 for dry bulk carriers and tankers. The first graph shows the annual average rates for Handymax size bulk carriers and tankers and the second graph shows the same for Panamax size vessels. The graphs illustrate that although charter prices for bulk carriers and tankers are not historically correlated, the charter prices for both types of vessels have increased in recent years.

The International Tanker Industry

Overview

The international seaborne transportation of crude oil and refined petroleum products is primarily provided by two types of operators:

•	fleets owned by independent companies, and

•	fleets owned by oil companies (both private and state-owned).

Both types of operators generally utilize spot market voyage charters, spot market time charters of less than 12 months, or long-term charter contracts for their own transportation needs and to serve the needs of oil companies, oil traders, large oil consumers, petroleum product producers and government agencies. Independent companies control approximately 80% of the worldwide tanker deadweight tonnage.

The vast majority of worldwide crude and refined petroleum product transportation has been conducted by tankers because transport by sea is the most cost-effective method. However, crude and refined petroleum products are also delivered using pipelines and trains.

The tanker industry has historically been highly fragmented but has undergone substantial consolidation during the past several years. This consolidation has been driven in part by a significant and ongoing demand by charterers for high quality vessels which are owned and managed by reputable operators. This demand by charterers is a result of the increased focus by regulators and charterers on vessel safety and compliance with environmental protection regulations. Consequently, vessel operators with smaller or inadequately maintained fleets have found it more difficult to be competitive. In addition, the increased regulation has raised the barriers to entry for new participants who either cannot access the capital or lack the technical skills required to maintain and operate their vessels in compliance with the regulations.

Vessel Types

Crude oil tankers and product tankers (vessels that typically carry refined products) are commonly identified by the following category names based on carrying capacity and physical dimensions.

Vessel Type	Approximate size range (dwt)
ULCCs (Ultra Large Crude Carriers)	320,000 and larger
VLCCs (Very Large Crude Carriers)	200,000 to 320,000
Suezmax	120,000 to 200,000
Aframax	80,000 to 120,000
Panamax	60,000 to 80,000
Handymax	30,000 to 60,000
Handysize	10,000 to 30,000

The world product tanker fleet is mainly comprised of Handysize, Handymax, Panamax and Aframax vessels. Product tankers ranging in size from 10,000 to 25,000 dwt are generally known as "small tankers" and product tankers ranging in size from 25,000 to 50,000 dwt are known as "MR" or "Medium Range". MR and small tankers primarily transport refined products in short- to medium-haul trades. Product tankers typically transport refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and heating oil from refineries, and "IMO Class III" product carriers can transport a variety of liquid chemicals.

Generally, product tankers do not differ significantly from crude oil tankers, except that the cargo tanks of product tankers are usually coated with special epoxy-based paint. This coating makes the cleaning of cargo tanks easier and reduces the possibility of cargo contamination from rust and residues from previous cargoes. Refined petroleum products are generally shipped in small quantities (10,000 to 55,000 tonnes) and because most MR product tankers are fitted with at least 12 to 16 cargo tanks, product tankers are generally capable of transporting more than one cargo type on the same voyage.

In addition to the tankers listed above, oil/bulk/ore carriers are typically considered part of the world tanker fleet. Oil/bulk/ore carriers are of various sizes and are capable of carrying oil or dry bulk cargoes and represent a small portion of the worldwide combined fleet of tankers and bulk carriers.

MR and small tankers carry the vast majority of refined petroleum products transported via seaborne trade because their smaller size allows the greatest flexibility in trade routes and port access. The MR and small tankers can access ports that larger tankers cannot because the larger tankers cannot access the berthing facilities or because the water in the port may be too shallow for larger tankers.

Unlike the transportation of crude oil, which is typically transported from a few centers of production to many regions of consumption, the transportation of refined petroleum products and other cargoes involves several areas of production and consumption. As a result, owners of product tankers utilize trade patterns to optimize the revenue and profit-generating potential of their product tanker fleets because they are able to maximize vessel employment and minimize ballast days.

Tanker Demand

Global demand for tankers is determined by the volume of crude oil and refined petroleum products requiring transportation and the shipping distances for these products. Tonnage of oil shipped by tankers is mainly a function of global oil consumption, which is driven primarily by industrial activity and the global economy. The use of alternative transportation methods, such as pipelines, also impacts the tonnage of oil shipped by tankers. The distance oil is transported is principally influenced by the locations of oil production and the distribution of such production to destinations for consumption. Seaborne trading patterns are also periodically influenced by geopolitical events that divert tankers from normal trading patterns and by inter-regional oil supply and demand imbalances.

In recent years, the demand for international seaborne transportation, and consequently the freight rates obtained by fleet operators, have been driven by a combination of factors, including the strength of the global economy and, in particular, China's economic growth, the impact of more stringent safety and environmental regulations applicable to tanker vessels, and the limited supply of new vessels due to the capacity constraints of the shipyards.

Seaborne trade of products has experienced continuous, modest growth in both tonnes carried and estimated tonne-mile demand almost uninterrupted for the past 25 years. This has, in part, been driven by the lack of growth in refining capacity, caused by historically low profitability and popular opposition to the construction of new refineries. Increased demand for oil products is, in part, being satisfied by increased supply from ice-prone ports in the Baltic Sea and Russia, which has required additional vessel investment by the tanker-owning community and is encouraging port development in those regions.

The recent expansion of demand for products in several parts of the world generated increased demand for tankers. This pattern is expected to continue, supported by new exporters of refined products, including China and India, which will also generate more trading patterns for products carriers.

The following chart shows actual and projected growth in global oil demand for 2001 through 2005* ..

The International Energy Agency (IEA) estimates global oil demand will increase 2.2% year-on-year in 2005, representing an incremental 90 million tonnes requiring transportation from the well-head to the refinery. The IEA forecast assumes that approximately 90% of the increased production will come from non-OPEC countries. If production has been underestimated, OPEC producers are expected to increase production to satisfy demand. Considering the current energy climate and that the IEA has underestimated actual demand over the past three years, it appears likely that OPEC will need to increase output in order to ensure demand is satisfied. While a small percentage of this increased oil production will not require shipping, indications are that most of the increase will require the employment of tankers. Accordingly, the market for tankers appears positive over the near term, although charter rates are prone to volatility depending upon relatively short-term macro-economic and geo-political factors.

*	IEA initial estimates for the projected oil demand in 2005. Growth represents actual growth for 2001 through 2004 and projected growth for 2005.

Global petroleum product consumption between 1998 and 2003 (excluding the former Soviet Union (FSU))* indicates a 7.5% overall increase as shown in the table below. The total of 74.6 million barrels per day in 2003 represented approximately 93.5% of global total demand for oil. During the five-year period, the percentage consumption of gasoline represented approximately 32% of demand, middle distillates marginally increased their share of product demand to 36% by 2003, fuel oil's share fell from 14% to 12% and the other refined products' share rose from 19% to 20.5%.

Refined product consumption by product group, 1998 - 2003

000s bpd	1998	1999	2000	2001	2002	2003
Products
Gasoline	21,892	22,457	22,605	22,673	23,271	23,543
Middle distillates	24,412	25,101	25,556	26,069	26,020	26,612
Fuel oil	9,837	9,558	9,530	9,207	8,838	9,099
Others	13,226	13,941	14,334	14,528	15,032	15,333
Total World	69,367	71,056	72,024	72,478	73,161	74,587

Annual growth		2.4%	1.4%	0.6%	0.9%	1.9%

Source: BP Statistical Review of World Energy 2004

The key factors in the outlook for product demand are general economic activity and seasonal weather influences. The most recent forecast from the IEA for 2005 has taken account of the cold weather in February in the northern hemisphere, recent indications that the increased activity in the U.S. economy in the fourth quarter of 2004 will continue at least through the first half of 2005, and that Chinese export demand will benefit from more activity in the West. Other factors, including the reduced demand for air travel since 2001, have an on-going influence on total product demand.

Longer term product demand forecasts project positive growth. The IEA projects daily oil requirements rising from 84.3 million barrels per day in 2005 to 90 million by 2010 and 110 million by 2020. Global oil demand growth estimates correspond closely with individual product forecasts with a short time lag. Forecasts assume conventional propulsion for cars and other vehicles will continue, even at current high fuel price levels – although steps for conservation, efficiency gains and demand for moving to substitutes will evolve if cost-saving potentials materialize. It is noted that the total energy supplied includes a variety of fuel types, the uses of which are growing at different rates, and the relative market share percentages may be increasingly subject to costs, availability and attitudes towards environmental factors, particularly air-quality and emissions. Given the indications that greater use will be made of natural gas, it is probable that associated condensates will increase and thus generate additional product carrier demand as the condensates are extracted from the gas before transportation by pipeline or as liquefied natural gas. Similarly, the growth in global gas extraction will stimulate the development of gas-to-liquids technology, and become a source of additional demand for product carriers as these products will require transportation to the export markets.

Demand for oil and refined petroleum products strengthened in 2000 due to increased volume demand and rationalization and upgrading programs at refineries. Despite having under-utilized refining capacity in the past, certain countries, including the United States, could not absorb this increased demand and required increased imports to correct the imbalance. Restrictions on refineries, including federal air pollution controls, limit the scope for additional capacity and therefore increased demand needs to be satisfied by increased imports. Estimates for North America indicate daily product import requirements have increased from 2.5 million barrels in 2000 to approximately 3.0 million barrels per day today – an increase of 20%. These imports are sourced from neighboring Canada and Mexico, countries in the Caribbean area, Northwest Europe and the Mediterranean, and more recently from Russian Baltic and Black Sea refineries. Considering the projected refining

*	Data is aggregated for all countries and products with the exception of ships' fuel, inventories and the FSU (due to the limitation of available data).

capacity of countries currently supplying the North American market, future increases may need to be sourced from the new refineries in Russia, Asia and potentially new facilities in West Africa.

Increasing product demand is not unique to the U.S. and has also been particularly apparent in Asia, where product imports have risen from approximately 0.5 million barrels per day in 2000 (when Asia was recovering from the impact of the 1997 financial crisis) to approximately 2.5 million barrels per day today. More than 33% of the increase in refined product production in 2005 is expected to be delivered to China, the world's second largest importer of oil, and other Asian Pacific countries (excluding Japan and Korea which are both expected to require marginally lower imports in 2005).

Considering the capacity constraints at refineries in oil consuming countries, increasing product demand will be serviced through an increase in the amount of product which is being transported. As the distance between the source and the destination increase, demand for transportation will increase at a higher multiple of the increase in oil demand due to the greater tonne-mile requirements, meaning that a 1% increase in the demand for oil products will generate a larger percentage increase in the demand for transportation of products. Other factors which impact the use of vessels, including port congestion, will have an effect on the demand for shipping.

Tanker Supply

The supply of tankers is a function of the existing fleet, new tanker deliveries, scrapping, conversion and loss of tonnage. Anticipated charter market conditions affect the level of newbuilding orders and newbuilding prices.

The trade of products is subject to regulatory measures focused on increasing safety and providing greater protection for the marine environment globally, and these include the phase-out of single-hull vessels. Among the recent international regulations ratified or awaiting approval include requirements for the use of double-hull vessels for transportation of vegetable oils, chemicals and other bulk liquids. These regulations and the recent agreement to restrict the transportation of fuel oil to double-hull vessels will ultimately reduce the effective supply of vessels in the industry.

Irrespective of the increasingly stringent regulations, the world's tanker fleet has experienced a significant and ongoing shift toward quality in vessels and operations over the past several years, as charterers and regulators increasingly focus on safety and protection of the environment. As a result, oil companies acting as charterers, terminal operators, shippers and receivers are becoming increasingly selective in their acceptance of tankers, inspecting and vetting both vessels and companies on a periodic basis. Although these changes and increased regulations raise the cost and potential liabilities for tanker vessel owners and operators, they also raise the barriers to entry and accentuate the strengths of shipowners with high quality tanker fleets and operations. The increasingly stringent regulatory environment, including the gradual mandatory phase out of single-hull tankers, and the emphasis on high quality vessels to address these environmental regulations will accelerate the obsolescence of older, lower-quality tankers.

Provided single-hull tankers have been well-maintained and are acceptable to the charterer, high demand for seaborne transportation of crude oil and petroleum products in recent years has resulted in high freight rates for both single-hull and double-hull vessels.

Improvements in infrastructure have not proceeded at sufficient pace to satisfy increasing demands, which has resulted in port congestion, and vessels must spend more time in port facilities. This reduces the effective supply of vessels and the associated costs have been borne by charterers through increased rates. Increasing congestion at these ports reduces the effectiveness and impact of newbuildings because the amount of time that the newbuildings spend actually receiving, transporting and delivering products is reduced by the amount of time the vessel is delayed by congestion.

The following table summarizes the annual growth in the global fleet, by deadweight tonnes, taking into account the IMO phase-out schedule, and the current timing of newbuilding deliveries. This is likely to overstate the growth in the fleet because it does not take into account voluntary scrappings and delays in deliveries of newbuildings.

	2005	2006	2007	2008
MR	5.6%	7.5%	4.2%	(2.0)%
Panamax	18.3%	17.9%	4.8%	0.7%
Aframax	6.7%	7.5%	5.3%	0.7%

The following table shows the detailed impact of scheduled scrappings, according to the IMO phase-out schedule, and the current timing of newbuilding deliveries for MR tankers, including ice class.

	2005		2006		2007		2008
	Number	dwt	Number	dwt	Number	dwt	Number	dwt
Size of Fleet 1st January	972	37,873,852	1,011	40,000,180	1,080	42,988,455	1,117	44,782,747
Scheduled Scrapping	(63)	(2,090,843)	(23)	(801,088)	(39)	(1,417,297)	(44)	(1,627,296)
% of Fleet	(6.5)%	(5.5)%	(2.3)%	(2.0)%	(3.6)%	(3.3)%	(3.9)%	(3.6)%
Scheduled Delivery	102	4,217,171	92	3,789,363	76	3,211,589	17	744,600
% of Fleet	10.5%	11.1%	9.1%	9.5%	7.0%	7.5%	1.5%	1.7%
Net Delivery / (Scrapping)	39	2,126,328	69	2,988,275	37	1,794,292	(27)	(882,696)
% of Fleet	4.0%	5.6%	6.8%	7.5%	3.4%	4.2%	(2.4)%	(2.0)%
Size of Fleet 31st December	1,011	40,000,180	1,080	42,988,455	1,117	44,782,747	1,090	43,900,051

Regulations and Scrapping

The level of scrapping activity is a function of current and prospective charter market conditions, vessel ages, changing regulations and steel prices, in addition to operating, repair and survey costs. However, implementation of international regulations in recent years has accelerated the removal of a great deal of older single-hull tonnage from the world fleet. See "Business – Environmental and Other Regulations" for a brief discussion of the regulations requiring the phase out of certain tankers.

Newbuildings

Newbuilding tonnage of all sizes is being added to the world fleet as modern double-hull tonnage continues to replace older single-hull ships. Since the mid 1970's, shipbuilding has been concentrated in Japan, South Korea and more recently China, because of economies of scale, construction techniques and the prohibitive costs of building in most traditional areas of Europe. Typically, delivery of a tanker occurs within 18 to 36 months after ordering, depending on the size of the vessel and the commitments of the shipyard.

Newbuilding prices increased significantly in 2004, primarily as a result of significantly increased demand for new tonnage in response to increased demand for oil, regulations requiring phase-out of single-hull tankers, constrained shipyard capacity and rising steel prices. Demand for newbuildings has grown primarily in response to strong increases in charter rates. At the same time, steel prices have risen to unprecedented levels, contributing to a strong increase in shipyards costs. Finally, as a result of strong demand for other types of vessels, shipyard capacity is virtually fully booked through 2008, further contributing to the increased prices of newbuildings. With shipyard capacity constrained through 2008 and beyond, tanker newbuilding prices are expected to remain at a high level for the foreseeable future. In particular, vessel prices are expected to remain at high levels because most of the major shipyards have experienced losses on fixed-price contracts ordered in a lower price environment while steel prices have increased and the U.S. dollar has depreciated.

Recent developments in the price of a standard 47,000 dwt Korean-design tanker are shown below.

Higher newbuilding prices have supported and should continue to support secondhand vessel values for modern vessels, even if the charter market should temporary decline. Values of mid-aged and older tankers are determined almost exclusively by conditions in the charter market. However, values of modern vessels (typically less than 5 years old) tend to correlate with newbuilding prices.

Ice Class Tankers

Overview of Ice Class Tankers

Ice class tankers are vessels which have been constructed (in compliance with Finnish-Swedish regulations) with strengthened hulls, a sufficient level of propulsive power for transit through ice-covered routes and specialized machinery and equipment for cold climates. The hulls are strengthened by using thicker steel plates and increased hull scantlings at the waterline to endure potentially higher stress on the hull caused by the build-up of ice. The rudder and propeller are also strengthened to withstand the extreme cold temperatures and potential issues from ice build up. The enhanced propulsive power of the ice class vessels provides them the ability to maintain optimal speed by utilizing greater engine capacity compared to their regular peers. In order to ensure that engine components and equipment operate in extreme temperatures, ice class vessels are designed to increase their resilience to low temperature.

Notwithstanding that the vessels are designed to operate in icy conditions, ice class tankers can also operate in warmer, non-icy climates alongside other tankers. As a result, ice class tankers offer maximum flexibility without significant operational limitations. On average, the total cost for these additional features is currently approximately $1.2 million, which reflects the cost of machinery, strengthening and associated costs, and remains reasonably constant despite the fluctuation in shipyard costs.

The Lloyds class notation for ice class vessels is as follows:

•	Ice Class 1AS: Strengthened to operate in unbroken level ice with a thickness of 1.0 meter;

•	Ice Class 1A: Strengthened to operate in unbroken level ice with a thickness of 0.8 meter;

•	Ice Class 1B: Strengthened to operate in unbroken level ice with a thickness of 0.6 meter;

•	Ice Class 1C: Strengthened to operate in unbroken level ice with a thickness of 0.4 meter; and

•	Ice Class 1D: Strengthened to operate in light ice conditions, other than the North Baltic.

The Ice Class 1A tankers have the advantage of being able to operate in ice-covered routes, especially in the north Baltic seas and the northern regions of Russia. In particular, they will be able to operate in the ice-covered routes of the Gulf of Finland which are governed by the Helsinki Commission (HELCOM) safety regulations.

Approximately half the increase in non-OPEC oil output is expected to come from the FSU including both established Russian areas and countries around the Caspian Sea, including Kazakhstan, particularly when the new pipeline to southern Turkey is commissioned in 2005. Continued expansion of trading routes on Russia's northern coastline is also expected to increase considerably the number of port calls over the next decade.

After a decade of structural collapse in the old Soviet oil production and refinery industries, product exports from the FSU during 2004 exceeded levels achieved historically. This was primarily due to the significant increase in fuel oil exports, which rose 13% from 2003. This rise was due in part to increases in capacity as refineries were refurbished to address growing gasoline demand.

The following table shows the breakdown of Russian seaborne crude and product exports for the period from January to December 2004.

	Total Refined Petroleum Products		Total Crude Oil		All Seaborne Exports
Baltic	67,435,000	72%	60,965,100	48%	128,400,100	58%
Black Sea	26,796,000	28%	64,777,800	52%	91,573,800	42%
Total	94,231,000	100%	125,742,900	100%	219,973,900	100%

As the capacity of the Russian export market expands, exports via the Baltic Sea will become increasingly important due to a number of issues related to exporting via the Bosphorus Strait, including congestion in the Strait. Historically, Russia has exported products directly into the Baltic Sea via ports in Lithuania and Latvia but the increasing preference of the Russian authorities to control the route to market for oil has resulted in expansion being focused on Russian ports in the Gulf of Finland. This has increased the requirements for transportation from vessels, particularly MR tankers, during periods of high oil demand, including the winter months.

Ports in the Baltic, and in particular Russian ports on the Gulf of Finland, such as Primorsk and Vysotsk, are prone to ice-capped conditions in winter. Vessels are not capable of traversing the Baltic Sea in these conditions unless they have been built to the necessary specifications. As a result, there is a growing need for vessels capable of operating in ice-capped conditions. Certain of these ports have experienced, or have planned, expansion to accommodate the anticipated rise in Russian oil shipments.

Supply of Ice Class Vessels

Historically, there has been limited production of ice class vessels with only four MR Ice Class 1A vessels built during the 1980's. The first MR Ice Class 1A vessels built after those four were three constructed in 2003 followed by a further five in 2004. The orderbook shows 7 vessels planned for delivery in 2005 followed by 18 in 2006 and another 22 for delivery in 2007 and 2008.

Ice Class 1A MR Tankers	Number of Vessels		Dwt
		Increase		Increase
Current Size of Ice Class 1A MR Tanker Fleet	15		588,436
Net Delivery / (Scrapping) in 2005	7	46.6%	296,000	50.3%
Net Delivery / (Scrapping) in 2006	18	78.3%	703,260	79.5%
Net Delivery / (Scrapping) in 2007	21	51.2%	867,520	54.6%

Considering the anticipated demand for ice class vessels, a number of new vessels have been ordered, particularly in the 25,000 dwt – 49,000 dwt range. The number of ice class vessels on order is more than double the number of vessels in the current ice class fleet. The table below shows the percentage of Ice Class 1A vessels in the existing fleet versus the increased demand as reflected in the orderbook as of May 31, 2005.

	Existing Fleet				Current Orderbook				Ice Class 1A Orderbook
	Total Existing		Ice Class 1A only		Total Order Book		Ice Class 1A only		No. of Ice Class Vessels on Order as % of:
	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	Total existing	Ice Class 1A only
10,000-24,999 dwt	305	5,098,399	41	673,784	92	1,318,394	10	145,296	3.3%	24.4%
25,000-49,999 dwt	1,009	39,474,180	16	625,461	259	10,780,001	47	1,891,780	4.7%	293.8%
50,000-80,000 dwt	307	20,196,579	2	106,190	172	11,389,998	33	2,081,310	10.7%	1,650%
TOTAL	1,621	64,769,158	59	1,405,435	523	23,488,393	90	4,118,386	5.6%	152.5%

The market for high specification ice class vessels has historically been dominated by Scandinavian, Baltic and Russian owners, but a number of Greek and multi-national companies have also recently placed significant orders for new ice class vessels. The table below shows the fleet distribution, according to Gibson's estimates, of 25,000 dwt – 49,999 dwt ice class vessels as of May 31, 2005. Capital Ship Management Corp., a wholly-owned subsidiary of Capital Maritime & Trading Corp., has the largest order, by number, for Ice Class 1A vessels in the industry.

Operator /Owner	Existing		Newbuilding		Total Fleet
	1A	1B	1A	1B
Interorient	—	7	5	9	21
Capital Ship Management	—	—	16	—	16
Latvian Shipping	—	6	4	—	10
OMI	5	4	3	—	12
Sovcomflot	4	—	4	—	8
Vroon	—	1	—	8	9
BP	—	3	3	—	6
Stena	—	—	—	6	6
Fortum	5	—	1	—	6
Tsakos	—	—	6	—	6
Thenamaris	—	5	—	—	5
Novoship	—	—	—	4	4
Others	2	14	5	2	23
Total	16	40	47	29	132

The vessels to be delivered to Capital Ship Management Corp. were ordered at competitive prices compared to currently prevailing newbuilding prices for comparable vessels.

Since 2003, the strength of demand for new tonnage has created a market for the purchase of ship yard contracts between owners. Demand is driven by the combination of high ordering levels for all ship types and the increase in the price of steel and labor costs which has resulted in an increase to the values of recent new contracts, particularly when compared with the low prices in 2002-2003. Operators are currently willing to pay a premium for early delivery of a vessel because of the opportunity to generate a return in the current high rate environment. This factor has similarly increased secondhand values of relatively young tonnage. The table below is a representative indication of price development for a basic standard Korean designed and manufactured tanker with an assumed premium of approximately $1.2 million for Ice Class 1A specifications.

Order Year
Vessel Size	2003	2004	As of May 2005 (For Delivery in 2008)
37,000 dwt	$28.8 million	$31.0 million	$46.7 million
47,000 dwt	$32.7 million	$41.2 million	$48.0 million
70,000 dwt	$38.7 million	$49.2 million	$56.2 million

Certain ice class tankers that do not conform to IMO regulations will be phased out between 2005 and 2010. Considering the current orderbook (and phase out of certain older tonnage), we expect the Ice Class 1A and 1AS fleet to grow from 1.4 million dwt currently to 5.2 million dwt by the end of 2008.

Rates Premium

Ice class tankers are expected to earn a premium during the winter months when they are needed for entering ports requiring ice strengthened vessels. As a result of the expected premium during the winter months, ice class tankers may earn more on average over the year than non-ice class tankers and, as a result, the business case for the additional $1.2 million investment in the cost of the vessel is supported. The premium, however, is difficult to quantify because a number of factors contribute to it, including the length and severity of each winter. The Ice Class 1A and 1AS vessels represent a small component of the total tanker fleet and therefore these vessels may operate outside the open market and be tied to specific projects or long-term charters. These vessels are utilized by charterers throughout the year.

The chart below demonstrates the seasonal nature of the premium achieved on the route between the Baltic and Europe and the impact of the severity of each winter season. Higher rates are achieved during the period from October to December, as charterers secure ice-class vessels in advance of the onset of the ice season in January and during the ice season from mid-January to mid-April. As a result of severe winters which restricted trading by non-ice class vessels, the greatest premiums were achieved during January to April of 2002 and 2003, respectively. Both ice and non-ice class freight rates were at roughly equal levels worldwide in the winter months of 2004 and into 2005 due to the absence of severe ice conditions. It should also be noted that the volume of exports from the region is rising and the difference between ice/non-ice class charter rates will be greater in the future, we believe, in connection with a general tightening of regulations.

        Regulation

Recognizing the potential environmental risk of increased traffic, a number of countries around the Gulf of Finland are seeking an agreement which would permit only ice class vessels to trade in the Baltic Sea region during winter months. HELCOM has stated: "Increasing maritime transport in the Baltic poses an increasing threat to the marine environment The predicted increase in shipping will multiply the risk of a serious spill if preventive measures are not strengthened". HELCOM guidelines include:

•	the adoption of the existing Finnish-Swedish rules, including relevant engine power recommendations, as the minimum requirements for a vessel to be classified as ice class; and

•	traffic restrictions intending to restrict vessels to low ice class for 10-15 cm level ice thickness, Ice Class 1C for 15-30 cm, Ice Class 1B for 30-50 cm and a minimum of Ice Class 1A for 50 cm or above.

The IMO's Marine Environment Protection Committee meeting in March 2004 approved in principle the designation of three new Particularly Sensitive Sea Areas (PSSAs) including the Baltic Sea, excluding Russian waters. Additional specific measures can be imposed in PSSAs to control maritime activities, including strict ice class requirements, routing measures and mandatory ship reporting systems.

Bulk Carriers

Overview of International Bulk Seaborne Transport Industry

The bulk seaborne transport industry is fundamental to international trade because it is the most practical and cost effective means of transporting large volumes of raw materials, commodities and finished goods. In 2003, total annual world seaborne trade amounted to 6.2 billion tonnes, of which dry bulk cargoes amounted to 64%. World seaborne trade in dry bulk cargoes has grown from approximately 1.1 billion tonnes in 1970 to approximately 4.0 billion tonnes in 2004.

Dry bulk cargoes are used by many industries such as manufacturing and construction and are divided into major bulk and minor bulk commodities. Major bulk commodities consist of iron ore, coal, grain, bauxite, alumina and phosphates. Minor bulk commodities cover a wide variety of cargoes, such as forest products, iron and steel materials, fertilizers, agricultural products, ores, minerals and petcoke, cement, other construction materials and salt. The following table highlights the composition of the world seaborne dry bulk trade in 2003.

Approximate World Seaborne Trade in 2003 – Dry Bulk Cargoes
	Tonnes (millions)	% of Total Dry Bulk
Minor Bulk Commodities	2,490	63
Major Bulk Commodities	1,475	37
Total Dry Bulk	3,965	100

Bulk Carrier Vessel Types

The seaborne transport of dry bulk cargoes is accomplished through the use of four major vessel types. The vessels are categorized by their carrying capacity and the markets in which they predominantly operate.

•	Capesize vessels each have a carrying capacity of 80,000 tonnes or more and are typically used for carrying major bulk commodities, especially iron ore.

•	Panamax vessels each have a carrying capacity of 60-79,999 tonnes and also typically carry major bulk commodities, primarily coal and grain.

•	Handymax vessels each have a carrying capacity of 35-59,999 tonnes and carry a wide range of bulk cargoes including major and minor bulk commodities.

•	Handysize vessels each have a carrying capacity of 25-34,999 tonnes and carry mainly minor bulk commodities.

A charterer's preference for a vessel type typically depends on the type of cargo and the route and port being serviced. For example, Handymax/Handysize vessels may be equipped with cranes or grabs for cargo handling, whereas most large dry bulk carriers generally do not have cranes or grabs. Handymax/Handysize vessels fitted with cranes or grabs have greater flexibility in the terminals they can access and serve. As a result, these vessels are less dependent on the shore facilities available at the loading/discharge ports. Grabs capable of lifting large quantities of cargo are used for discharging heavy bulk cargoes such as iron ore, coal and sometimes grain as the use of cranes in these instances would not be efficient. Handysize vessels also provide an advantage because they are able to deliver more manageable quantities of cargo closer to the point of use by making direct calls to restricted or shallow ports. Capesize and Panamax vessels, carrying larger volumes of cargo, serve deepwater terminals and do not usually have cargo handling gear. As a result, these vessels usually operate on long-term time charters on routes where on-shore cargo handling equipment is provided.

The following discussion primarily relates to Panamax, Handymax and Handysize vessels.

World Dry Bulk Fleet

Demand for Seaborne Bulk Carriers

Rates for and utilization of vessels and the financial performance of dry bulk carrier owners are affected by the demand for shipment of dry bulk cargoes and the supply of vessels capable of transporting such cargoes.

Demand Factors

Demand for bulk commodities is affected by world and regional economic and political conditions. The resultant demand for dry bulk carriers to transport those commodities is then further affected by other factors such as developments in international trade, changes in seaborne and other transportation patterns, weather patterns, armed conflicts, port congestion, canal closures and other diversions of trade. Demand for the services of smaller dry bulk carriers is driven by the demand for a large number of commodities. Accordingly, charter rates and vessel values for these smaller ships tend to be subject to limited cyclical volatility and seasonal fluctuations, with Handysize vessels being the least affected of all dry bulk vessel types. In the recent past, charter rates have generally increased as a result of the strength of the global economy, particularly China and India, and the impact of this growth on trade patterns and routes.

As the table below indicates, freight rates for bulk carriers have been increasing as of late 2002, and since the middle of 2003 they have been achieving record highs. Market rates for Handysize carriers rose following a long period of low levels peaking in February 2004. The market fell quickly and significantly in mid-2004 though a steady rise was seen throughout the remainder of 2004. At the end of 2004, rates peaked but have since declined. Rates in all of the size ranges have fallen as part of 'market correction' from the previous record highs.

The preceding table is based on figures derived from the Baltic Exchange, which is an international market assessment index which produces independent shipping market assessments. The Baltic Exchange membership is made up of predominantly shipping companies and their related service providers and has representation from all regions of the world. The Baltic Exchange has existed as a trading platform for more than 250 years and provides four daily reports and an in-depth analysis on the main dry cargo markets as they develop throughout the day. Using a panel of international shipbrokers it calculates the average of the rates provided by the shipbrokers for over 25,000 spot and time charters for all sizes of vessels and, after discounting the highest and lowest rate from each shipbroker, provides daily assessments of representative dry trading routes and the latest details regarding both spot and time charter rates. The Panamax index (BPI) tracks nominal 54-70,000 dwt vessels on seven routes and the Handymax index (BHMI) tracks nominal 45,500 dwt vessels on five routes. These routes are representative of the major worldwide trading routes for these types and sizes of vessels and are not restricted in geographic scope. This international index is generally considered to be the most comprehensive, representative and independent source for actual rate data in the dry bulk sector.

The Importance of China

The worldwide bulk cargo trade has been driven largely by activity in the Asia Pacific. The primary driver in the Asia Pacific region in the dry bulk trade is China. While total trade in the Asia Pacific region grew 89% to 795.0 million tonnes in the period from 1989 to 2003, China's seaborne trade grew almost six-fold to 181.0 million tonnes, or 41% of the total cargo growth. China's cargo growth has nearly doubled in volume since 2000. Chinese economic expansion has driven the dry bulk trade in the region for the past two years. Its economic expansion is expected to continue for the foreseeable future. During the 4th quarter of 2004, the growth rate for the Chinese economy remained at 9.5% despite government efforts to restrain the economy. It is anticipated that steel supply and demand, as well as demand for most other commodities, will remain strong in China as the region's construction industry consumes more raw materials for development of its infrastructure including China's desire to become the world's premier shipbuilding nation. While China may have become a net exporter of steel, this is insignificant in comparison to its imports of coal and iron ore. Despite these levels of growth, the most recently published United Nations Conference on Trade and Development analysis of international seaborne trade shows that China was responsible for 5.5% of worldwide trade in terms of value. However, room for further growth remains significant in comparison with its developed neighbors, Japan, South Korea and Taiwan. Any significant changes in supply and demand in China will affect the world dry bulk market and demand for dry carriers.

The significant role that China is playing in driving the growth in demand for major bulk commodities is repeated in the growth in demand for a number of minor bulk commodities, with forecasts for continued increasing growth. Ten years ago, China imported approximately 37.4 million tonnes of iron ore. Five years ago, this figure had risen to 55.4 million tonnes, a 48% increase. In 2004, Chinese imports of iron ore were approximately 203 million tonnes – an increase of 147.6 million tonnes, or 266%, and are projected to be 240 million tonnes in 2005. Australia, South Africa and Brazil are the principal sources for iron ore that is being imported into China.

Bulk carrier supply

The change in the supply of vessels is a function of the delivery of new vessels, the age profile of the vessels that are in operation and the number of older vessels which are removed from fleets due to loss or scrapping.

Bulk carriers tend to have a longer useful life than other vessels and can continue to trade beyond 30 years of age provided that they are well maintained and maintain their regulatory certifications. However, elderly tonnage will in all probability cease to be available in the market if rates decline to such an extent that daily earnings no longer cover costs. In the case of such a decline in rates, it is likely that many vessel owners would scrap older tonnage.

Fleet Age Profile

Age Range	Handysize 25-34,999 dwt			Handymax 35-59,999 dwt			Panamax 60-79,999 dwt
	No.	Percent of Handysize vessels	millions dwt	No.	Percent of Handymax vessels	millions dwt	No.	Percent of Panamax vessels	millions dwt
0-5 yrs	182	15.2	5.5	375	21.0	18.6	316	27.1	23.7
6-10 yrs	195	16.2	5.6	353	19.7	16.1	294	25.2	21.3
11-15 yrs	48	4.0	1.3	159	8.8	6.9	143	12.3	10.0
16-20 yrs	140	11.7	4.1	397	22.2	12.4	111	9.5	7.5
21-25 yrs	267	22.2	7.8	332	18.5	13.5	241	20.7	15.9
26+ yrs	369	30.7	10.8	173	9.7	0.7	61	5.2	4.0
Total	1,201	100%	35.1	1,789	100%	68.2	1,166	100%	82.4
Average Age		17.7 Years			13.9 Years			11.9 Years

The orderbook shows that in the next four years, 185 vessels will be added to the Panamax fleet, representing a 15.9% increase. 212 vessels will be added to the Handymax fleet and 87 to the Handysize fleet, representing an 11.9% and 7.2% increase, respectively. It is unlikely that there will be significant shipyard availability for further ordering before the beginning of 2009 because shipyards are reluctant to fill their orderbooks too far ahead due to the cost of steel and other materials used in construction as well as currency factors, as prices are paid in U.S. dollars.

It is difficult to predict how scrapping of vessels will affect the overall dry bulk fleet because, unlike the tanker market, there are no regulations or phase-outs restricting the age at which a dry bulk vessel has to be removed from the fleet. Because of the strength of the dry bulk markets for all sizes of vessels, relatively few vessels have been scrapped since 2002 or sold for demolition. However, some regions of the world, including Australia, New Zealand and the western coast of North America, have focused on and regulated elderly bulk carriers. These regions have subjected elderly bulk carriers to stringent inspection by both port and flag states. Should the markets soften considerably, vessel owners may take advantage of the high scrap prices instead of incurring the costs of additional classification surveys, regular maintenance and other enforced repairs.

Prices for newbuildings are unlikely to be affected by a drop in demand for tonnage as shipyards can, at the moment, be selective in what type of vessels to build.

The table below highlights the additions/deletions to the dry cargo vessel fleet over the last ten years and up to May 31, 2005. The age profile used in conjunction with the additions and deletions clearly shows a migration away from the Handysize towards the larger sizes halted only by the surge in demand for tonnage in 2003.

	Handysize 25-34,999 dwt			Handymax 35-59,999 dwt			Panamax 60-79,999 dwt
	Additions	Deletions	Net Change	Addition	Deletions	Net Change	Additions	Deletions	Net Change
1995	38	11	27	83	5	78	55	3	52
1996	47	40	7	87	38	49	45	12	33
1997	53	50	3	70	23	47	73	17	56
1998	33	77	(44)	68	59	9	59	32	27
1999	24	54	(30)	45	40	5	62	22	40
2000	24	47	(23)	44	26	18	52	4	48
2001	36	66	(30)	102	30	72	115	32	83
2002	42	67	(25)	87	25	62	53	22	31
2003	35	33	2	62	22	40	23	6	17
2004	43	8	35	82	5	77	74	1	73
2005	18	2	16	40	1	39	31	0	31

        Bulk Carrier Regulations

Unlike the tanker industry, the dry bulk fleet is not subject to any phase-out regulations. However, charterers may still refuse a vessel on the grounds of age irrespective of the condition of the ship. In some regions, the port state will also refuse to grant permission to older vessels to enter its waters. In general, however, age of a vessel plays a less important role in the ability to charter a vessel in the dry bulk carrier market than in the tanker market.

BUSINESS

Overview

We are an international shipping company that owns, operates and actively manages a diverse fleet of vessels in the highly fragmented international shipping market. As of June 3, 2005, our fleet was comprised of 26 product tankers, including four OBO vessels, and nine bulk carriers, ranging in size from 12,000 dwt to 103,203 dwt and with an aggregate carrying capacity of approximately 1.7 million dwt. Since 2000, we have grown substantially and have successfully transformed and expanded our fleet from one consisting of an aggregate of 235,099 dwt of primarily bulk carrier capacity in 2000 to a combined fleet consisting of approximately 1,263,651 dwt of product tanker capacity and 465,563 dwt of bulk carrier capacity as of June 3, 2005. Our existing fleet includes three recently delivered newbuildings, an Ice Class 1C product/chemical tanker delivered in August 2003 and two Ice Class 1B product tankers delivered in January and June 2005, respectively.

In addition, we currently have 16 Ice Class 1A MR product tanker newbuildings on firm order, which have an aggregate carrying capacity of 665,500 dwt and which are scheduled for delivery in January 2006 through November 2007. The aggregate purchase price for these 16 newbuildings is expected to be $560.8 million, which we believe is below the current market value. We negotiated these orders primarily in 2003 and early 2004, and believe that the timing of our orders has enabled us to benefit from relatively low newbuilding contract prices and favorable delivery dates in comparison to current market conditions. We believe these 16 Ice Class 1A MR product tanker newbuildings comprise the largest fleet of this type and size currently on order in the world.

Our in-house fleet management activities include:

•	commercial and technical management of substantially all of the vessels in our existing fleet;

•	the selective purchase and sale of new and secondhand vessels; and

•	active participation in the design and supervision of the construction of newbuilding vessels.

We are focused on the continued modernization and expansion of our fleet through the strategic purchase and sale of new and secondhand tanker, OBO and bulk carrier vessels, through the acquisition of the double-hull ice class tanker vessels in our newbuilding program and through planned conversion projects for some of our OBO vessels to full double-hull IMO compliant standards. We expect the modernization of our tanker fleet will enable us to comply with and benefit from environmental and other maritime regulations that will require the gradual and mandatory phase-out of single-hull tanker vessels. We believe these recently introduced maritime regulations, along with more restrictive regulations for the transport of certain products and cargoes such as edible oils, will have a favorable impact on supply and demand fundamentals for double-hull vessels, including ice class vessels in certain market sectors. We believe we will be well-positioned to respond to and take advantage of these regulatory changes as we take delivery of the newbuildings we have on firm order and as we continue to modernize our fleet. In particular, we expect the delivery of our Ice Class 1A and other ice class tankers with enhanced specifications and design characteristics will position us to meet the growing demand for these vessels to operate on increasingly important ice-capped routes, such as in the Baltic and Arctic regions, including Russia. We also remain committed to modernizing and expanding our fleet of bulk carriers to take advantage of our strong history and experience in this sector and to benefit from what we believe are enhanced revenue opportunities and cash flow liquidity from a diverse fleet.

We have historically grown our company through the selective purchase of primarily secondhand vessels and, more recently, through the design, construction management and purchase of newbuildings. We have targeted specific market sectors in which we believed customer demand would develop favorably for our fleet composition. In 2001, we made a strategic decision to expand into the tanker sector to capitalize on the favorable supply and demand trends in this sector. We began to implement this strategy in early 2002 through the selective acquisition of secondhand tanker vessels while we also continued to invest in our dry bulk business through the acquisition of modern Panamax and Handymax bulk carriers. We are continuing to expand our fleet as we take delivery of tanker newbuildings that we currently have on firm order and as we identify new opportunities to make strategic purchases of secondhand vessels.

We have built customer relationships with many of the large customers and charterers in the tanker and bulk carrier sectors. As our tanker operations have expanded, we have been successful in having a number of our tankers vetted, accepted and used by many of the oil majors and we have conducted business with many of the major oil traders, including Addax, AIC, Alpine, Glencore, Litasco (Lukoil), Trafigura and Vitol. In the dry bulk sector, we have conducted business with many of the major customers, including dry bulk charterers and commodities traders such as BHP, Bunge, Cargill, EDF Man, Glencore and Sucden. Our tankers currently carry primarily refined petroleum products, edible oils, crude oil and light chemicals, while our bulk carriers currently transport primarily dry cargo such as grain, coal, fertilizer, steel and iron ore.

Mr. Marinakis, our current President and CEO, has led the operation of the Company's business since 1999 and has overseen its growth and expansion. To support this growth and expansion he has assembled an experienced senior management team, developed what we believe is a highly qualified group of operational, chartering, financial and marketing personnel and expanded the Company's established in-house technical management department. Mr. Marinakis has been active in many areas of his family's shipping business for more than 14 years and founded Curzon Maritime Limited and Express Sea Transport Corporation. In guiding the growth and expansion of the business over the past several years, he has built on the reputation first established by his late grandfather who founded the company as a marine engineering business at the beginning of the 20th century and which was further developed by his late father. We believe we have a strong reputation with charterers and others involved in the commercial and financial aspects of the shipping industry that is based on our high operating and performance standards, financial strength and excellent safety record.

Our predecessor business was primarily comprised of separate single-purpose vessel owning subsidiaries incorporated in the Marshall Islands, Panama, Malta, the British Virgin Islands, Cyprus and Liberia, and commercial and technical ship management operations conducted initially through Barclay Shipping Limited, an entity related to us, and subsequently through Capital Ship Management Corp., a Panamanian company. All of our business activities before the reorganization, which will occur before closing of this offering, have been conducted by these companies, which have been controlled by the Marinakis family. In the reorganization, ownership of the companies that conduct the operations described in this prospectus, including our vessel-owning subsidiaries and our ship management subsidiary, will be transferred to us by the Marinakis family in exchange for shares in Capital Maritime & Trading Corp. Immediately following the reorganization, the Marinakis family will own, directly or indirectly, 100% of our outstanding common stock. Following the reorganization, our vessel-owning subsidiaries and our ship management subsidiary will be wholly-owned by us. Following the completion of this offering, the Marinakis family will own, directly or indirectly, approximately 73.5% of our common stock.

All of our business activities before the reorganization have been conducted by companies controlled by the Marinakis family. Capital Maritime & Trading Corp. is a newly-formed Marshall Islands company with offices in Piraeus, Athens, Greece.

Our Competitive Strengths

Experienced management team with proven track record and established in-house technical and marine departments.    We have assembled a core management team of six executives who have an average of approximately 22 years of experience in providing operational, commercial, technical and marine management of large and diverse fleets of tankers, bulk carriers and other vessels. These executives have in-depth experience in the areas of chartering, crewing, marine management, newbuilding design and supervision, vessel maintenance and repair, insurance, finance, market analysis and vessel acquisitions and dispositions. Members of our commercial management team have participated in the purchase and sale of over 150 vessels over their careers with vessel sales contributing $47.2 million and $10.8 million in gains in 2004 and the three month period ended March 31, 2005, respectively. In addition, our CEO and CCO actively lead our chartering department and utilize their extensive industry experience, knowledge of the charter and brokerage markets and industry relationships to identify opportunities and arrange for the employment of our vessels. In 2002, 2003 and 2004, our fleet utilization rate was 99.7%, 99.1% and 99.1%, respectively. For the three month period ended March 31, 2005, we had a fleet utilization rate of 100%. Our established in-house technical and marine departments include ex-seagoing superintendent engineers and masters with an average of approximately 20 years of experience, as well as highly qualified marine engineers, naval architects and shipbuilding superintendents. The expertise of our technical and marine departments is reflected in our consistently low rates of off-hire days and excellent safety record, including our lack of incidents giving rise to loss of life or pollution or other environmental liability.

Fleet characteristics that enhance our revenue opportunities and cash flow liquidity.    Our diverse fleet of tanker, OBO and bulk carrier vessels ranging in size from Aframax to Handysize enables us to generate revenues from a wide range of customers by giving us flexibility in the types of products and sizes of cargoes our vessels can transport. In addition, since most of our dry bulk carriers are fitted with grabs, or on-board equipment to load and unload cargo, we have flexibility in the ports these vessels can serve. Utilizing these fleet characteristics, we have developed business with many of the important oil majors, oil traders and commodities traders, with no single customer accounting for more than 10% of our revenues in each of 2003, 2004 and the first quarter of 2005. In addition to managing the capabilities of our fleet, we also continually focus on trying to optimize our mix of vessels. For example, over the past few years, we have utilized the strong economics in the shipping industry and our knowledge of the newbuilding and secondhand markets, as well as our ability to execute vessel purchases quickly, to acquire vessels at relatively low cost compared to historic and anticipated cash flows. This approach to fleet composition has enabled us, and we expect will continue to enable us, to finance a significant portion of our fleet modernization strategy from operations.

Fleet characteristics that position us well to capitalize on macroeconomic factors affecting the shipping industry.    There are a variety of macroeconomic factors that we believe will continue to affect the shipping industry, including the increasing importance of China to the world's economy, the lack of refining capacity in the United States and Europe and the increase in exports of Russian oil and refined products. These and other factors have driven demand for seaborne transportation to historically high levels and we believe they will continue to have a significant effect on the industry. We also believe that our existing fleet and our ice class-focused newbuilding program position us to take advantage of these factors as well as the expected implementation of environmental and other maritime regulations.

Established relationships with important customers.    We believe that we have developed strong relationships with important customers, including major oil companies. Utilizing the skills of our strong in-house technical management team, our vetting department has achieved a 99% approval rate following tanker vettings by oil majors, despite our relatively recent entry into the tanker sector. We believe our relationships with oil majors will be further enhanced as our tanker newbuildings are vetted, accepted and used in accordance with the respective procedures and specifications of the oil majors. As our tanker operations have expanded, we have been successful in having a number of our tankers vetted, accepted and used by many of the oil majors and we have conducted business with many of the major oil traders, including Addax, AIC, Alpine, Glencore, Litasco (Lukoil), Trafigura and Vitol. In the dry bulk sector, we have conducted business with many of the major customers, including dry bulk charterers and commodities traders such as BHP, Bunge, Cargill, EDF Man, Glencore and Sucden.

Strong financial performance and flexibility.    For the year ended December 31, 2004, we generated gross revenue from vessels of $188.8 million, EBITDA of $167.5 million, including $47.2 million in gains from the sale of vessels, and net income of $146.2 million. For the three month period ended March 31, 2005, we generated gross revenue from vessels of $75.9 million, EBITDA of $61.0 million, including $10.8 million in gains from the sale of vessels, and net income of $50.8 million. Our consolidated aggregate outstanding debt as of those dates was $217.3 million and

$268.8 million, respectively. Although we have expanded our fleet significantly over the past several years, we believe we have maintained a relatively low level of debt compared to our asset values and cash flow, as demonstrated by our ratio of gross debt to total assets at book value of 49.3% and our ratio of earnings to fixed charges of 17.7x, in each case at March 31, 2005. We believe this approach will allow us to continue to expand and modernize our fleet primarily through a mix of debt, including through the use of four credit facilities aggregating $451.7 million for which we have received commitments, and cash flow from our operations, subject to prevailing shipping industry and financial market conditions.

Strong relationships with major shipbuilders supported by refund guarantees for our newbuilding contracts.    Within the past 36 months we have worked with three different shipyards located in South Korea and China in connection with the design and construction of 19 newbuilding vessels, including the Miltiadis M, which was delivered in August 2003. We took delivery of the second and third of these newbuilding vessels in January and June 2005, respectively, and are currently managing the construction of the remaining 16 newbuildings we currently have on firm order. In the process of ordering, designing supervising and managing the construction of these newbuildings, we believe we have developed strong relationships with these important shipyards. In particular, the 16 Ice Class 1A newbuildings are currently on firm order with Hyundai MIPO Shipyard, an affiliate of Hyundai Heavy Industries, the largest shipbuilder in the world. We have been working closely with Hyundai MIPO during the planning and construction phase and believe that this collaborative relationship will enable us to achieve efficient and timely deliveries. We also believe that the refund guarantees we have secured will enable us to take delivery of these newbuildings at their contract prices despite the higher shipbuilding costs currently prevailing in the industry, which have caused many shipbuilders to seek price adjustments for newbuilding contracts.

Largest Ice Class 1A MR product tanker newbuildings on firm order.    We believe our 16 Ice Class 1A MR product tanker newbuildings comprise the largest fleet of this type and size currently on order in the world. We believe that the delivery of and integration of these specialized ice class vessels into our fleet will substantially enhance our opportunities in various markets, including the Baltic region, which is an important and growing source of crude oil and refined petroleum products, as well as expand our capabilities to better address other markets such as the transportation of edible oils.

Our Strategy

Strategically manage the composition and modernization of our fleet.    We believe that combining the strategic purchase and sale of new and secondhand vessels on favorable terms with high fleet utilization rates is fundamental to our business. This strategy, including the selective purchase of relatively inexpensive, secondhand vessels, has enabled us to generate strong cash flows while we continue to position our fleet to take advantage of market opportunities.

•	Strategic purchases and sales of new and secondhand vessels. A significant component of managing the composition and modernization of our fleet is the purchase and sale of new and secondhand vessels, which we believe gives us the opportunity to exploit our strong technical capabilities and provides us with the versatility to access additional market opportunities. For example, we recently acquired two Handymax bulk carriers, three Panamax bulk carriers, four Aframax tanker vessels and four OBOs to add larger vessels to our fleet, which has contributed to the diversity of our fleet and enabled us to access additional market opportunities. We expect to continue to use our knowledge of the secondhand market and what we believe are strong industry relationships to enable us to effect purchases and sales in this market on attractive terms and in a manner that will allow us to continue to meet the diverse and changing transport needs of a global customer base. We believe this component of our strategy has enabled us to generate the strong cash flows that have been integral to financing our major newbuilding program and other initiatives to expand and modernize our fleet.

•	Newbuilding program. We believe our $581.7 million newbuilding program will significantly modernize our fleet, expand our market opportunities and allow us to access a broader range of customers.

▸	Access to Additional Markets. We entered into construction contracts for the delivery of Ice Class 1A and other ice class tankers with enhanced specifications and design characteristics to position us to meet the growing demand for these vessels to operate on the increasingly important ice capped routes, including in the growing oil products trade on routes in the Baltic and Arctic regions, including Russia. Russia is a region that has been steadily increasing its oil and refined products exports to the world and where major Russian oil companies have planned the expansion of the capacity of their oil and refined petroleum products export terminals. In addition, certain important regions such as the Gulf of Finland, which is governed by HELCOM safety regulations, are increasingly becoming subject to stricter safety regulations that require enhanced specification ice class vessels such as those we currently have on firm order.

▸	Access to a Broader Range of Customers. We believe that the addition of modern vessels that include ice class capabilities and other enhanced specifications and design characteristics will make us more attractive to new and existing customers and lead to a general expansion of our business opportunities. In particular, we believe the delivery of the newbuildings we currently have on firm order will enable us to further utilize our technical expertise to successfully maintain existing oil major approvals and to obtain new approvals in the highly regulated tanker sector. We expect that the delivery of our ice class tankers will also enable us to meet the growing preference by some of our customers to charter ice class vessels year round. We also expect to be well-positioned to take advantage of premium rates associated with the employment of ice class vessels trading on ice-capped routes, particularly during periods of severe weather conditions.

•	Compliance with new regulatory requirements. Changes scheduled to be implemented by the IMO regarding the transport of certain cargoes will lead to increased demand for IMO II and IMO III compliant tanker vessels with double-hulls. For example, commencing on January 1, 2007, regulations will take effect that will require that the substantial amount of edible oils transported between South America and the Far East and between the Far East and Europe to be transported in IMO III compliant vessels with double-hulls. With the delivery of the newbuildings into our fleet and the scheduled phase-out of our single-hull vessels, a significant proportion of our fleet will be IMO II compliant by 2007, exceeding the IMO III requirements. As a result, we expect to be well-positioned to take advantage of the increased demand for these vessels.

•	Increased capability to take advantage of macroeconomic factors. Many macroeconomic factors, including the increasing importance of China to the world's economy and trade, the lack of existing and expected growth in refining capacity in the United States and Europe, the increase in Russian exports, the environmental and other regulatory changes we have described above, as well as other macroeconomic factors, have driven demand to historically high levels. We believe our diverse and more modern fleet will be well-suited to meet this demand, including as applicable environmental and other maritime regulations are fully implemented and as more customers require vessels with enhanced specifications and capabilities and improved design features.

Continue to focus on spot market and utilize medium- and long-term period time charters opportunistically.    We strategically target the spot market for time and voyage charters, which we believe enables us to take advantage of improving market conditions and to quickly react to market trends as we continually monitor the market. We believe the spot market is currently more profitable for us because rates in the spot market have increased and have trended toward historic highs during the past two years and because rates in the spot market have generally tended to be higher than period time charter rates over time. However, period time charters of more than 12 months have the potential to provide income at pre-determined rates over more extended periods of time, which may, under certain market conditions, enhance our revenue stability on a fleet-wide basis without impairing our long-term profitability. Therefore, one of our strategies, especially as we add newbuildings to our fleet, is to explore and selectively enter into medium- and long-term, fixed rate period time charters with the goal of maintaining high fleet utilization, while maximizing earnings and profits and while attempting to manage our exposure to fluctuations and volatility inherent in the spot market.

Continue to tightly control fleet operating costs while maintaining our focus on performance, safety and reliability.    We believe we are able to operate a high performing, safe and reliable fleet in a cost-efficient manner primarily due to the strength and experience of our commercial and technical ship management. We continually monitor operating costs by regularly evaluating vessel operating and financial performance and making concurrent adjustments to technical and chartering procedures in order to seek to maximize each vessel's profitability. We also continually monitor the safety and reliability of our vessels in an effort to ensure that we maintain our excellent safety record, which has been demonstrated by the lack of incidents involving our vessels which have given rise to loss of life or pollution or other environmental liability. We expect to benefit from increased maintenance and vessel operating efficiencies as the number of "sister ships" in our fleet increases from 17 to 35 (subject to vessel purchases and sales) with the addition of the newbuildings we currently have on firm order. Each group of sister ships is built to the same design specifications and, therefore, has substantially identical mechanical operations and uses substantially the same types of parts and equipment. These characteristics will enable us to achieve economies of scale in their maintenance, as well in the training and staffing of crews for these vessels. They will also allow us to perform more efficient vessel employment scheduling as a result of the increased flexibility to substitute one sister ship for another. As we continue to modernize our fleet, we also expect to improve our overall operating efficiency and to reduce our operating costs, including the cost of maintenance and repairs as a percentage of a vessel's earnings and the cost of compliance with environmental and other maritime regulations, which typically have a disproportionate impact on older vessels.

Our Fleet

As of June 3, 2005, our existing fleet was comprised of 26 product tankers, including four OBO vessels, and nine bulk carriers ranging in size from 12,000 dwt to 103,203 dwt. The aggregate carrying capacity of these 35 vessels was approximately 1.7 million dwt. We also have a major newbuilding program initially comprised of 18 newbuilding product/chemical tankers with an aggregate carrying capacity of 689,500 dwt. The first of these 18 newbuildings was delivered in January 2005 and the second was delivered in June 2005. Both of these recently delivered newbuildings are included among the 26 product tankers in our existing fleet. We expect to take delivery of the remaining 16 newbuildings we currently have on firm order on or about their scheduled delivery dates in January 2006 through November 2007.

Our Existing Fleet

General.    Since 2000, we have experienced a period of rapid growth and have successfully transformed and expanded our fleet from one primarily consisting of bulk carriers aggregating approximately 235,099 dwt carrying capacity to a combined tanker and bulk carrier fleet consisting of 1,263,651 dwt of product/tanker carrying capacity and 465,563 dwt of bulk carrier capacity. In 2001, we made a strategic decision to expand into the tanker sector to capitalize on the favorable supply and demand trends in this sector. We began to implement this strategy in earnest in early 2002 through the selective acquisition of secondhand tanker vessels. Because of stringent quality and operating standards that require in-depth knowledge of the tanker market, technical expertise and working relationships with charterers, shipbrokers and others within this market, our strategic move into the tanker sector was predicated in part on the long-standing business association and working relationship between the Marinakis family and Mr. Ventouris, who has had extensive experience in the tanker sector as a shipowner, manager, charterer and operator of tanker vessels. Mr. Ventouris joined the Company in October 2003 and is now our Chief Commercial Officer.

We believe our in-house technical expertise in renewing, upgrading and operating vessels has enabled us to successfully and profitably expand our fleet through the selective acquisition of secondhand vessels while also maintaining our high standards for performance, safety and reliability. As of June 3, 2005, our existing fleet (excluding undelivered newbuildings) has a weighted average age of approximately 16.1 years and includes 11 single-hull tankers that we intend to sell or scrap over the next two to eight years in order to comply with new environmental standards. Alternatively, we may seek to employ one or more of these single-hull vessels on less highly-regulated trading routes depending on the condition of the vessel and the viability of this option. As of June 3, 2005, our existing fleet also includes four OBO vessels, some of which we plan to eventually convert to full double-hull IMO compliant standards.

Tankers.    As of June 3, 2005, our existing fleet of 26 product tankers consisted of four Aframax tankers, five Panamax tankers, four Handymax and 13 Handysize tankers. As of that date, our existing tanker fleet had a weighted average age of approximately 17.9 years and represented an aggregate carrying capacity of 1,263,651 dwt. After taking delivery of the newbuildings we currently have on firm order, a significant proportion of our tanker fleet is or will be IMO II and IMO III compliant and double-hull. These vessels will be well-positioned to take advantage of opportunities to transport not only clean and dirty oil and petroleum products, but also certain refined products such as edible oils, which will be governed by new, stricter IMO regulations set to take effect on January 1, 2007. Our fleet includes coated chemical product tankers, which have the ability to carry refined products required to be held in tankers with special coating treatment. Coated chemical product tankers are capable of reduced off-hire periods due to the faster turnaround time for cleaning these vessels between charters. Our four existing OBO tankers have the ability to carry a wide range of products, which adds to the diversity and versatility of our fleet.

Bulk carriers.    As of June 3, 2005, our existing fleet of nine bulk carriers consisted of three Panamax vessels, four Handymax vessels and two Handysize vessels. As of that date, our existing bulk carrier fleet had a weighted average age of 11.4 years and represented an aggregate carrying capacity of 465,563 dwt. Six of our nine bulk carriers are fitted with grabs, which enable them to serve ports that do not have on-shore loading facilities, thus increasing the marketing flexibility of these vessels. In the past six months, we have acquired three modern Panamax bulk carriers, two of which were built in 1999 and one in 2000, and two modern Handysize bulk carriers built in 2003.

The following table presents our existing combined tanker and bulk carrier fleet composition as of June 3, 2005, and certain information by vessel, including next scheduled special survey (S/S) due date, which is intended only as a guideline since actual special survey due dates may vary from these dates in the normal course of business consistent with industry practice.

EXISTING COMBINED FLEET

BULK CARRIER FLEET

Bulk Carrier Vessel Name	Type	DWT	Shipyard	Country Where Built	LWT	Year Built	S/S Due
Apostolos II	Bulk Carrier / Grabs Fitted	34,676	Xingang	China	9,058	2003	07/08
Miltiadis Junior II	Bulk Carrier / Grabs Fitted	34,682	Xingang	China	9,052	2003	03/08
Father M	Bulk Carrier / Grabs Fitted	37,599	Hudong Shipyard	China	7,780	1982	07/07
Napoleon	Bulk Carrier / Grabs Fitted	43,782	AESA Biblao	Spain	10,770	1981	05/06
Megas Alexandros	Bulk Carrier / Grabs Fitted	47,830	Hyundai Corp.	Korea	9,921	1983	01/08
Giorgos	Bulk Carrier / Grabs Fitted	47,893	Namura Shipbuilding	Japan	9,238	1984	04/09
Miltiadis II	Bulk Carrier	72,493	Imabari Shipbuilding	Japan	10,165	1999	12/09
Ayrton II	Bulk Carrier	72,561	Sasebo Heavy Industries	Japan	10,092	2000	10/05
Alter Ego	Bulk Carrier	74,047	Hashihama Shipbuilding	Japan	9,688	1999	09/08
TOTAL		465,563

TANKER FLEET

Tanker Vessel Name	Type	Hull Type	DWT	Shipyard	Country Where Built	LWT	Year Built	S/S Due
Attikos†††††*	Oil Product/Chemical – Ice Class 1B	DH	12,000	Baima Shipyard	China	4,195	2005	01/10
Aristofanis†††††*	Oil Product/Chemical – Ice Class 1B	DH	12,000	Baima Shipyard	China	4,195	2005	05/10
Fighter	Oil Product Carrier	SH	19,973	Cantieri Apuania	Italy	6,103	1984	07/07
Active	Oil Product Carrier	SH	22,291	Huesden Hollans	Netherlands	8,788	1983	08/07
Achilleas†	Oil Product Carrier	SH	29,990	Kanda Zosencho	Japan	7,280	1986	10/06
Agamemnon†	Oil Product Carrier	SH	29,990	Kanda Zosencho	Japan	7,280	1986	11/06
Aktor†	Oil Product Carrier	SH	29,990	Kanda Zosencho	Japan	7,280	1986	04/09
Alexandros†	Oil Product Carrier	SH	29,990	Kanda Zosencho	Japan	7,280	1987	06/07
Amor††	Oil Product Carrier	SH	29,990	Hellenic Shipyards	Greece	7,353	1986	04/06
Aristotelis†	Oil Product Carrier	SH	29,990	Kanda Zosencho	Japan	7,280	1986	03/07
Athlos††	Oil Product Carrier	SH	29,990	Hellenic Shipyards	Greece	7,353	1986	07/06
Mon Ami	Oil Product Carrier	SH	29,992	IHI	Japan	7,086	1982	09/07
Asterix I	Oil Product Carrier	SH	29,999	Kanda Zosencho	Japan	7,405	1982	03/07
Aias	Oil Product Carrier	DB	37,350	Hashikamu Zosen	Japan	8,574	1981	11/06
Laertis	Oil Product Carrier	DS	37,784	Mitsubishi Heavy Industries	Japan	10,200	1981	05/10
Leader M	Oil Product Carrier	DB	46,122	Wartsila AB	Finland	10,200	1982	02/07
Aristos II	Oil Product Carrier	DS	48,225	Kawasaki Heavy Industries	Japan	9,190	1985	04/10
Allegro Double†††	Tanker	DH	67,980	Zaliv	Ukraine	16,500	1983	06/08
Aris Double†††	Tanker	DH	67,980	Zaliv	Ukraine	16,500	1981	05/08
Miltiadis M	Oil Product Carrier	DH	71,522	STX Korea	Korea	14,208	2003	08/08
Amigo††††††	Oil / Bulk / Ore Carrier	DB	76,324	Astilleros	Spain	16,911	1985	06/05
Amorito††††††	Oil / Bulk / Ore Carrier	DB	76,324	Astilleros	Spain	16,911	1985	12/07
Archimidis†††††††	Oil Product / Crude Carrier	DS	94,999	Hyundai Heavy Industries	Korea	17,270	1985	05/08
Archon†††††††	Oil Product / Crude Carrier	DS	96,500	Hyundai Heavy Industries	Korea	17,320	1985	05/07
Victoria Spirit††††	Oil / Bulk / Ore Carrier	DD	103,153	Hyundai Heavy Industries	Korea	17,136	1993	01/08
Vancouver Spirit††††	Oil / Bulk / Ore Carrier	DD	103,203	Hyundai Heavy Industries	Korea	17,087	1992	08/07
TOTAL			1,263,651

*	Vessel is part of our fleet of 18 newbuildings and therefore is also included on our newbuilding fleet list

DH	denotes a double-hull vessel constructed with double sides and a double bottom

SH	denotes a single-hull vessel that has neither double sides nor a double bottom

DB	denotes a vessel equipped with a double bottom but not double sides

DS	denotes a vessel equipped with double sides but not with a double bottom

DD	denotes a vessel with double sides and double bottom, except for slop tanks

†, ††, †††, ††††, †††††, ††††††, ††††††† each denotes a fleet of sister ships

Our Newbuilding Program

General.    We have a major newbuilding program, which we consider to be an essential part of our fleet modernization and growth strategy. We took delivery of our first newbuilding vessel in August 2003 and negotiated and contracted for an additional 18 newbuilding ice class product/chemical tankers primarily in late 2003 and early 2004. This group of 18 newbuildings has an aggregate carrying capacity of 689,500 dwt, consisting of:

•	7 Ice Class 1A medium-range chemical product tankers (each with a carrying capacity of 47,500 dwt);

•	9 Ice Class 1A medium-range chemical product tankers (each with a carrying capacity of 37,000 dwt); and

•	2 Ice Class 1B product tankers (each with a carrying capacity of 12,000 dwt).

In January and June 2005, we took delivery of each of our two Ice Class 1B product tanker newbuildings, respectively. Our remaining 16 Ice Class 1A MR newbuildings are scheduled for delivery between January 2006 and November 2007. The aggregate amount we expect to pay in connection with our 18-vessel newbuilding program is $581.7 million (exclusive of legal, supervision and finance costs).

The remaining 16 newbuildings we currently have on firm order are Ice Class 1A MR tankers, which are vessels that have been constructed with strengthened hulls, a sufficient level of propulsion for transiting through ice-capped routes and specialized machinery and equipment for cold climates. Ice Class 1A tankers meet the requirements for transit through ice with a thickness of 0.8 meters or less while Ice Class 1B tankers meet the requirements for transit through ice with a thickness of 0.6 meters or less. We entered into construction contracts for the delivery of Ice Class 1A and other ice class tankers with enhanced specification and design characteristics to position us to meet the growing demand for these vessels to operate on the increasingly important ice capped routes. We expect that their delivery will enable us to take advantage of more opportunities to become a major participant in the growing oil products trade on routes in the Baltic and Arctic regions, including Russia. Russia is a region that has been steadily increasing its oil and refined products exports to the world and where major Russian oil companies have planned the expansion of the capacity of their oil and refined petroleum products export terminals.

Other important regions, such as the Gulf of Finland, are increasingly becoming subject to stricter safety regulations that require enhanced specification ice class vessels, such as those we currently have on firm order. In addition, changes scheduled to be implemented by the IMO regarding the transport of certain cargoes will lead to increased demand for IMO II and IMO III compliant vessels. For example, commencing on January 1, 2007, regulations will take effect that will require that the substantial amount of edible oils transported between South America and the Far East and between the Far East and Europe be transported in IMO II and IMO III compliant vessels with double-hulls.

We believe that the addition of modern vessels that include ice class capabilities and other enhanced specifications and design characteristics will make us more attractive to new and existing customers and lead to a general expansion of our business opportunities. In particular, the delivery of the newbuildings we currently have on firm order will enable us to further utilize our technical expertise to successfully maintain existing oil major approvals and to obtain new approvals in the highly regulated tanker sector. We expect that the delivery of our ice class tankers will also enable us to meet the growing preference by some of our customers to charter ice class vessels year round. We also expect to be well-positioned to take advantage of premium rates associated with the employment of ice class vessels trading on ice-capped routes, particularly during periods of severe weather conditions.

The chart below sets forth additional information regarding the 18 newbuildings we ordered in 2003 and 2004, including actual or anticipated delivery dates:

CURRENT NEWBUILDING FLEET

Tanker Vessel Name	Type	Shipyard/Country	DWT	Actual/ Anticipated Delivery (month/year)
ICE CLASS IA MEDIUM-RANGE (MR) PRODUCT TANKERS
Assos† Hull No 0445	Product/chemical – ICE 1A IMO II/III	Hyundai MIPO Shipyard, South Korea	47,500	05/06
AVAX† Hull No 0410	Product/chemical – ICE 1A IMO II/III	Hyundai MIPO Shipyard, South Korea	47,500	12/06
Axios† Hull No 0411	IMO III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	47,500	03/07
Atrotos† Hull No 0412	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	47,500	05/07
Akeraios† Hull No 0413	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	47,500	08/07
Anemos† Hull No 0447	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	47,500	10/07
Apostolos† Hull No 0446	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	47,500	11/07
Aristidis†† Hull No 0442	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	01/06
Adonis†† Hull No 0443	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	02/06
Aris†† Hull No 0311	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	04/06
Alkiviadis†† Hull No 0444	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	04/06
Atlantis†† Hull No 0312	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	05/06
Aktoras†† Hull No 0313	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	08/06
Agisilaos†† Hull No 0314	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	10/06
Arionas†† Hull No 0315	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	01/07
Aiolos†† Hull No 0316	IMO II/III Product/chemical – ICE 1A	Hyundai MIPO Shipyard, South Korea	37,000	03/07
TOTAL DWT ICE CLASS IA			665,500

ICE CLASS 1B PRODUCT TANKERS
Attikos†††*	Product – ICE 1B	Baima Shipyard, China	12,000	Delivered 01/05
Aristofanis†††*	Product – ICE 1B	Baima Shipyard, China	12,000	Delivered 06/05
TOTAL DWT ICE CLASS IB			24,000
TOTAL			689,500

*	Denotes newbuilding vessels that have been delivered, which are therefore also reflected on our existing fleet list

†,††,††† each denotes a fleet of sister ships

Newbuilding Technical Management.    In order to facilitate the newbuilding process and to carry out our obligations and to monitor compliance with the terms set forth in our newbuilding contracts, we have assembled a technical management team with considerable knowledge, experience and expertise in the design, supervision and construction of newbuilding vessels, including vessels with rigorous technical and design specifications. Our dedicated team of in-house professionals includes naval architects and shipbuilding superintendents who identify and pre-qualify shipyards with the requisite reputation and quality, supervise construction quality and who aim to ensure identified budgetary constraints and completion milestones are met.

In the process of ordering, designing, supervising and managing the construction of newbuildings, we have developed strong and favorable relationships with important shipyards. In particular, our 16 undelivered Ice Class 1A newbuildings are currently on firm order with Hyundai MIPO Shipyard, an affiliate of Hyundai Heavy Industries, the largest shipbuilder in the world. We have been working closely with Hyundai MIPO during the planning and construction phase and believe that this collaborative relationship will enable us to achieve efficient and timely deliveries. We also believe that the refund guarantees we have secured will enable us to take delivery of these newbuildings at their contract prices despite the higher shipbuilding costs currently prevailing in the industry, which have caused many shipbuilders to seek price adjustments for newbuilding contracts.

The refund guarantees that are securing the obligations of Hyundai Mipo are provided for our benefit by The Export-Import Bank of Korea. To the extent we are entitled to a refund pursuant to the terms of a shipbuilding contract and Hyundai does not make the refund payment to us, The Export-Import Bank of Korea, as primary obligor, has provided a guarantee to repay to us any such amounts, including any installment payments Hyundai MIPO becomes obligated to refund to us. In addition, The Export-Import Bank of Korea has also guaranteed to pay us interest (accrued at a rate of 6% per annum) on any amounts which are to be repaid to us. The guarantee provides that we are to receive payment under the guarantee immediately, provided that we notify the guarantor within 30 days of the date on which we become entitled to a refund under the applicable shipbuilding contract.

Financing.    Because of the timing of our newbuilding orders, we believe we are benefiting from contract prices that are more favorable than those available for similar vessels and newbuildings in the market today. As set forth in more detail in the chart on the following page, we make downpayments and periodic progress payments ranging from 5% to 10% of the purchase price of each vessel during the period of its construction. The timing of payments is tied to the commencement of certain construction events or milestones and therefore, the anticipated timing of the payments as reflected in the following chart is subject to change in the event of changes in the construction schedule. The balance of the purchase price for each newbuilding (plus or minus any costs for construction modifications and/or adjustments in accordance with the terms of the relevant agreement) is to be paid concurrently with the delivery of the vessel.

We have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the acquisition of the remaining 16 undelivered newbuildings we currently have on firm order. We expect that the combination of borrowings under these credit facilities and ongoing cash flow from operations should be sufficient to finance the purchase of these vessels. We do not intend to use proceeds from this offering for this purpose. To fund any remaining costs for these and other capital expenditures, we may be required to incur additional debt or to raise capital through the sale of debt or additional equity securities. See "Plan of Distribution" for restrictions related to our ability to access the capital markets, which will apply to us for 180 days, subject to adjustment under certain circumstances, following the date of this prospectus.

As of May 31, 2005, we had made total downpayments and progress payments of $85.4 million relating to the construction cost of the two recently delivered newbuildings ($21.0 million) and the 16 newbuildings currently on firm order ($64.4 million). At June 1, 2005, we had remaining anticipated installment obligations in an aggregate amount of $496.3 million as follows: $36.7 million due in the remainder of 2005, $257.0 million due in 2006 and $202.7 million due in 2007. Actual and anticipated installment payments on a per vessel and on an aggregate per quarter basis are as follows:

Vessel Name	Contracted Total Cost[1]	Actual and Anticipated Total Payments to Yard[2]
		Q104	Q304	Q105	Q205	Q305	Q405	Q106	Q206	Q306	Q406	Q107	Q207	Q307	Q407
Assos	39,377,000		1,903,850	1,903,850			3,807,700	7,615,400	24,146,200
AVAX	35,433,000	1,704,375	1,704,375						1,704,375	3,408,750	26,911,125
Axios	35,433,000	1,704,375	1,704,375							1,704,375	3,408,750	26,911,125
Atrotos	35,433,000	1,704,375	1,704,375								1,704,375	5,113,125	25,206,750
Akeraios	35,433,000	1,704,375	1,704,375									5,113,125	1,704,375	25,206,750
Apostolos	39,175,000		1,893,750	1,893,750								3,787,500	3,787,500	3,787,500	24,025,000
Anemos	39,175,000		1,893,750	1,893,750								3,787,500	3,787,500	3,787,500	24,025,000
Aristidis	36,246,000		3,494,600	3,494,600		3,494,600	3,494,600	22,267,600
Adonis	36,246,000		3,494,600	3,494,600		3,494,600	3,494,600	22,267,600
Aris	32,100,000	3,075,450				3,075,450	3,075,450	3,075,450	19,798,200
Alkiviadis	36,246,000		3,494,600	3,494,600			3,494,600	3,494,600	22,267,600
Atlantis	32,100,000	3,075,450				3,075,450	3,075,450	3,075,450	19,798,200
Aktoras	32,100,000	3,075,450					3,075,450	3,075,450	3,075,450	19,798,200
Agisilaos	32,100,000	3,075,450						3,075,450	3,075,450	3,075,450	19,798,200
Arionas	32,100,000	3,075,450							3,075,450	3,075,450	3,075,450	19,798,200
Aiolos	32,100,000	3,075,450								3,075,450	3,075,450	22,873,650
Attikos*	10,460,000		1,035,000	9,425,000
Aristofanis*	10,480,000		1,035,000		9,445,000
TOTALS	581,737,000	25,270,200	25,060,650	25,600,150	9,445,000	13,140,100	23,517,850	67,947,000	96,940,925	34,137,675	57,973,350	87,384,225	34,486,125	32,781,750	48,050,000

[1]	The Contracted Total Cost for each vessel as presented above represents the purchase price under the applicable newbuilding contract, but such price is subject to adjustment in accordance with the shipbuilding contract for, among other things, changes in the vessel design or specifications, adjustments for delayed or early delivery of the vessel, excessive fuel consumption during test voyages or the vessel's failure to meet dwt requirements. The contracted total cost for each vessel is exclusive of legal, supervision and finance costs.

[2]	There were no payments made in the second or fourth quarters of 2004.

*	Delivered.

Potential Sales of Newbuildings.    While we intend to take delivery of the remaining 16 newbuildings we currently have on firm order, attractive opportunities may arise to sell one or more of our newbuilding vessels while they are under construction or after they are delivered. We will review any such opportunity and may conclude that the sale of one or more of our newbuildings would be in our best interests. If we sell a newbuilding or sell or otherwise transfer any of our rights under a newbuilding contract, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and the buyer would be responsible for any remaining installment payments due under the applicable newbuilding contract.

Our Business

Our business consists of operational and in-house fleet management activities, including:

•	the commercial and technical management of substantially all of the vessels in our existing fleet;

•	the selective purchase and sale of new and secondhand vessels; and

•	active participation in the design and supervision of the construction of newbuilding vessels.

In addition, we currently own and derive revenue from two vessels that are under the commercial and technical management of third parties and from one vessel managed by Barclay Shipping Limited, an entity related to us.

Commercial and Technical Management Generally

We handle the commercial and technical management for all but three of the vessels in our existing fleet in-house, including in the areas of:

•	chartering;

•	vessel sales and acquisitions;

•	vessel maintenance and repair;

•	capital expenditures;

•	bunkering;

•	drydocking;

•	vessel taxes, including tonnage taxes;

•	insurance maintenance;

•	crewing;

•	ISM monitoring and maintenance; and

•	other vessel operating activities.

We have assembled a core management team comprised of six executives with an average of approximately 22 years of experience in providing operational, commercial and technical management of large and diverse fleets of tankers, bulk carriers and other vessels as well as in the strategic acquisition and disposition of vessels. Our experienced commercial management team has participated in the purchase and sale of over 150 vessels in their careers, with vessel sales contributing $47.2 million in gains from the sale of vessels in 2004, while achieving a fleet utilization rate of 99.1% in the same period. Our technical management team manages and maintains a high quality fleet, which is evidenced by our consistently low rates of off-hire days and our excellent vessel performance and safety record.

For a discussion of the vessels acquired from certain subsidiaries of Teekay Shipping Corporation, for which we do not perform the commercial and technical management in-house, see "—Vessels Managed by Third Parties—Commercial and Technical Management Arrangements".

Commercial Management

Chartering.    We actively manage the employment of our fleet. Our chartering department is located in Piraeus, Athens, Greece where a dedicated and experienced team of chartering and commercial operations personnel arrange the employment for all but three of the vessels in our fleet. Our CEO and CCO actively lead our chartering department and utilize their extensive industry experience, knowledge of the charter and brokerage markets and industry relationships to identify opportunities and oversee the employment of our vessels in a manner that they expect will maximize fleet utilization and earnings and profits. In 2002, 2003 and 2004, our fleet utilization rate was 99.7%, 99.1% and 99.1%. For the first quarter of 2005, our fleet utilization rate was 100.0%.

We negotiate charters for our vessels utilizing information received from various sources, including shipbrokers and other shipowners. The shipbrokers with whom we do business advise us on a continuous basis of the availability of cargoes for our vessels, which we then analyze given the availability and location of suitable vessels in our fleet. Negotiations with respect to price and other charter terms are then conducted directly with the potential charterer, which typically begin prior to the completion of the previous charter in order to minimize idle time by taking advantage of and coordinating the positioning of our vessels at the conclusion of one charter and the commencement of another.

Substantially all of our operating revenues are earned from the charterhire, freight and, to a much lesser extent, demurrage we receive from the employment of our fleet. These arrangements are mainly provided under the following types of contractual relationships.

•	Voyage charters. A voyage charter is a contract made in the spot market for the use of a vessel for a specific voyage for a specified charter rate in which the vessel owner pays substantially all of the vessel voyage costs, commissions for charterhire and operating costs. Occasionally, demurrage revenue is also paid to a vessel owner employed on a voyage charter in the event the charterer exceeds the pre-agreed schedule to redeliver the vessel; and

•	Time charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charterhire rate during which the charterer pays substantially all of the vessel voyage expenses, such as port, canal and fuel costs, but the vessel owner pays commissions for charterhire, as well as the operating costs, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The charterer bears the risk of any delays at port or during the voyages, except where caused by a defect of the vessel. Generally, our time charters fall within one of the following categories:

▸	"spot" time charters for an agreed period of 12 months or less;

▸	"period" time charters for an agreed period of 12 months or greater; and

▸	"trip basis" time charters, or time charters for a specific voyage from a specific load port to a specific discharge port.

Our business strategy is and has historically been focused on entering into spot time charters that are generally for a period of 12 months or less. Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates. However, as our tanker newbuildings are delivered and begin to qualify for service, including if and to the extent they are successfully vetted by oil majors, we plan to consider entering into period time charters for those vessels. Vessels operating on period time charter provide more predictable cash flows and limit our exposure to the fluctuations and volatility that characterize the spot market. However, they can yield lower profit margins than those attainable in the spot market during periods characterized by favorable market conditions. Therefore, we are constantly evaluating opportunities in each market, and we believe as the vessels in our newbuilding fleet are delivered, these vessels will provide us with additional flexibility to manage the balance of voyage charters and period time charters. We also expect that the newbuildings will enable us to selectively enter into time charters for a mixture of wet and dry cargoes depending on customer demand and other market conditions.

Products and Routes.    Most of our bulk carriers trade worldwide, transporting dry cargoes consisting primarily of grain, coal, fertilizer, steel and iron ore. Our dry bulk carrier fleet primarily trades in the Atlantic Basin, to and from Northern Europe and the Mediterranean, Far East Indian Ocean, China and to and from ports in South America. We operate our tankers primarily on routes to and from the UK and Northern Europe, West Africa and South America and in the Baltic Sea, Mediterranean Sea, Black Sea Indian Ocean and Red Sea/Arabian Gulf regions, transporting primarily clean refined petroleum products, such as gasoil, unleaded gasoline, edible oils and liquid urea. In addition, some of our double-hull tankers and, to a lesser extent, our double-sided tankers trade in dirty cargoes such as crude and fuel oil.

Technical Management

We have made the strategic decision to perform important operational activities such as technical management and most crewing services in-house since we believe they are key to providing a high level of service to our customers and because we view certain of these functions, such as environmental, safety and quality management, as critical to our business and industry reputation.

Our in-house technical management and marine departments include highly qualified personnel, including ex-seagoing superintendent engineers, marine engineers, naval architects and shipbuilding superintendents. In aggregate, our team of superintendent engineers and masters possesses an average of approximately 20 years of experience in the following areas:

•	operating and managing a diverse range of vessels;

•	hiring and supervising qualified crews;

•	managing, supervising and undertaking drydockings and other repair and maintenance work (particularly in Greece, Romania and China);

•	overseeing newbuilding designs and specifications and adapting designs and specifications to meet customer needs; and

•	supervising the newbuilding design and construction process.

We also have site teams that actively monitor the construction of our newbuildings. In Korea, our site teams comprise a marine engineer, a shipbuilding superintendent and hull, machinery, paint and electrical experts. In China, the practice is that the site teams are appointed for the ship buyer, but the ship buyer retains the responsibility for compensating these site teams. From time to time, we also subcontract supervision of certain of these functions to third-party experts, but only for those shipyards where this is permitted or required by the shipbuilder.

Our technical management team is responsible for ensuring that each of our vessels under its management:

•	is maintained and manned to conform with the requirements of its respective flag state and classification society;

•	operates in accordance with environmental, health and safety laws, regulations, codes and conventions applicable to it; and

•	operates in accordance with our rigorous internal quality standards and in a manner that in each case meets the technical requirements of our customers.

Our technical management team is also responsible for ensuring that our newbuildings are built to specifications that meet industry and classification society standards, and that also meet our operational and customer needs. In particular, our technical management team performs the following functions:

•	developing and monitoring maintenance plans and schedules;

•	performing and reporting on routine vessel inspections and, if required, taking corrective action;

•	monitoring and arranging classification and statutory surveys;

•	identifying, monitoring and reporting on deficiencies, damage and defects and the related corrective action on an on-going basis;

•	monitoring technical developments under applicable laws, regulations, codes and conventions and implementing upgrades to conform to such developments;

•	monitoring technical innovation and new technologies and advising management accordingly;

•	pre-delivery management inspections of vessels;

•	appointing and monitoring equipment servicing subcontractors;

•	approving spare parts and repair purchase requisitions;

•	approving the recruitment and evaluating the performance of seagoing engineers, deck officers and crew;

•	arranging for supplies such as stores, spares, lubricating oils and bunkers; and

•	arranging the insurance for our vessels.

Our technical management team is committed to achieving superior performance in safety, environmental protection and crew welfare. We operate under a safety and quality management system certified under the ISM Code and we are currently pursuing voluntary certification for compliance with the quality assurance standard ISO 900-2000 and the environmental management standard ISO 14000 with American Bureau of Shipping. See also "—Environmental and Other Regulation".

As our fleet has expanded, we have selectively hired additional members for our technical management department to manage the increased workload. We expect to continue to grow our technical management team as needed based on the size and technical requirements of our fleet.

CAP Ratings. The Condition Assessment Programme was established and created by shipowners to document the quality of tanker vessels that are older than 15 years. An independent rating committee determines the ratings on a scale of 1 (best) to 4 (lowest). We have achieved CAP ratings of 1 or 2 for all of our tanker vessels that are older than 15 years.

"CAP" is a thorough verification of the actual condition of a tanker vessel, based upon detailed inspection and function/performance testing, measurements to calculate the strength and thickness of the hull, oil analysis, and vibration measurements of rotating machinery. Inspections and testing are performed approximately every two to three years during the special survey or drydocking of the vessel. In addition to obtaining the required vetting approvals, many oil majors require a CAP rating of at least 2 or 3 before they will agree to charter a tanker vessel older than 15 years. The purpose of CAP is:

•	to have the vessel evaluated based on the actual condition on board rather than age;

•	to contribute to ensuring the safest possible transportation of the cargo;

•	to obtain documentation on the owner's and/or vessel management company's standards (audit);

•	to establish a sound basis for decisions on repair or investments in order to extend the life of the vessel; and

•	to document a vessel's technical condition for insurance underwriters, cargo owners and other relevant authorities in connection with, among other things, entering into or renewing charters, refinancings, sales and purchases of vessels and termination of management agreements.

CAP is a voluntary service and is intended to supplement classification requirements. Class implies that a vessel has a technical standard equal to or better than a minimum standard as defined by the rules of the classification society, while CAP describes and specifies the actual standard on board at the time of inspection. CAP documentation includes detailed statements of fact, reports of observations and photographic evidence to verify findings.

Vessel Acquisitions and Disposals

Managing the size and composition of our fleet is important to our strategic goals. We have historically grown our fleet through the selective purchase of primarily secondhand tanker and bulk carrier vessels and, more recently, tanker newbuildings, in order to target those sectors in which we believed customer demand would develop favorably for our fleet composition, revenue stability and growth. Therefore, the size and composition of our fleet will depend on a number of factors, including the expected demand for our vessels, the availability of suitable tonnage for purchase in the secondhand or newbuilding markets, acquisition and disposal prices, the availability of vessels to charter in for operation in our fleet, available charter rates, current and future environmental requirements and our overall view of the market and market trends.

Secondhand Vessels.    Liquidity in the market for secondhand vessels is variable and is based on the supply and demand of vessels, prevailing market expectations, general industry cyclicality and other market conditions. Additionally, there are relatively few transactions for modern vessels due to the limited number of these vessels available in the secondhand market. Accordingly, successful vessel acquisition and disposal decisions and the determination of pricing targets require experience, strong industry relationships, insight into the market and sound judgment. Our senior management is experienced in analyzing the market as well as the value, condition and earnings potential of vessels we consider for acquisition or disposal. Access to information is also important. Through our contact with charterers and shipbrokers during our day-to-day operations, through our extensive network of long-standing relationships in the industry, as well as through regular industry reports, we are able to monitor the world fleet of vessels to enable us to react promptly to changing market conditions and opportunities as they arise. The individuals comprising our management team have collectively participated in the buying and selling of over 150 vessels in their shipping industry careers. We believe that our reputation and our experience in this area will continue to give us access to relevant information from shipowners and shipbrokers about acquisition and disposal opportunities worldwide.

Newbuilding Vessels.    Our newbuilding program is a major component of our fleet composition management strategy. Because of the timing of our negotiations for the fleet of 18 newbuildings we ordered in late 2003 and in 2004, we believe we are benefiting from contract prices and scheduled delivery dates that are more favorable than those available for similar vessels and newbuildings in the market today. We believe that the experience and relationships we have established with important shipyards through our numerous newbuilding orders will benefit us as we proceed though the construction process and as we seek to take delivery of these newbuildings. For further information on our newbuilding program and the newbuildings we currently have on firm order, please see "—Our Fleet—Our Newbuilding Program".

Our ability to contract for the acquisition of additional newbuildings depends on many factors. In general, the availability of newbuilding vessels depends in large part on the ability of existing shipyards to meet demand. While some shipyards are expanding capacity to capture additional anticipated demand, industry analysts generally believe that existing newbuilding orders will keep most major shipyards at full capacity until the end of 2008, with the average lead time for delivery of a newbuilding currently averaging approximately three years from the time of the order. In addition, prices for newbuildings have risen since late 2003 due to a combination of factors, including:

•	rising demand and a shortage in berth space to meet this demand;

•	many shipyards' focus on building higher margin vessels such as LNG carriers; and

•	rising raw material costs, especially the price of steel.

Therefore, our ability to place orders for additional newbuildings may be impaired, or the terms on which we may contract for the acquisition of additional newbuildings may make any such acquisition less desirable or impracticable.

While we intend to take delivery of the newbuildings we currently have on firm order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Similarly, attractive opportunities may arise to assume another party's contract or contracts to purchase one or more newbuildings. We will review any such opportunity and may decide to acquire additional newbuildings or sell one or more of the newbuildings we currently have on firm order in this manner.

Vessels Managed by Third Parties

Commercial and Technical Management Arrangements.    In November 2004, we purchased two OBO tankers, the Vancouver Spirit and the Victoria Spirit, from certain subsidiaries of Teekay Shipping Corporation. At the time of these purchases, we made the decision to maintain commercial and technical management of the vessels with affiliates of Teekay in order to retain each vessel's existing vetting approvals and to ensure the continuous employment of these vessels at a time when they were being well-utilized in their trades and earning favorable charter rates. We therefore entered into two separate commercial management agreements with Teekay Chartering Limited for the commercial management of each of these vessels and two separate technical management agreements with Teekay Shipping Limited for the technical management of each of these vessels.

•	Under each commercial management agreement, dated November 26, 2004, Teekay Chartering Limited is responsible for all of the commercial and operational requirements of the applicable vessel for a period of 12 months commencing in December 2004 and is paid a daily rate of $525 for the management of each vessel under each agreement.

•	Under each technical management agreement dated November 26, 2004, Teekay Shipping Limited is responsible for arranging the crewing, technical management, drydocking, insurance, accounting services, provisions supply and bunkering requirements of each vessel for a period of 12 months commencing in December 2004 and is paid an annual management fee of $150,000 plus out-of-pocket expenses for the technical management of each vessel as well as an additional $5,000 per month under each agreement for certain fixed monthly expenses.

Pooling Arrangement.    One of our Panamax tanker vessels, the Miltiadis M, currently operates in a pool managed by Heidenreich Marine Inc., which acts as Agent for the vessels in the pool. This pooling arrangement continues until terminated by one of the parties. Under the pooling agreement dated August 28, 2003, which we entered into concurrently with taking delivery of the vessel from the shipyard, the Agent is responsible for, among other things, providing marketing services, providing for the commercial operation of the vessel, including supervising bunkering, appointing subagents and negotiating tugboat services, scheduling the vessel's employment, making chartering decisions for periods of up to 180 days and for performing certain other management and administrative functions. We have agreed to pay the Agent $274 per day for performing its duties under the pool agreement. The Agent also receives 1.25% to 1.5% (depending on the number of vessels in the pool) of the aggregate gross freight demurrage dead freight, miscellaneous revenues and charterhire obtained for the employment of the vessels in the pool. We are paid a percentage of total revenues generated by the pool calculated in accordance with a "pool point formula", which is determined by points awarded to each vessel based on the vessel's age, performance, design and certain other characteristics. Under the terms of the pooling agreement, we are required to commit to the pool any Panamax tanker vessels we acquire that are trading in crude oil or other dirty petroleum products. If we decide not to commit any such vessel to the pool as required, our membership in the pool may be terminated.

Employees and Crew

As of May 24, 2005, we employed approximately 927 employees, consisting of approximately 60 shore-based personnel and approximately 867 seagoing personnel. Although our crew members are not currently represented by labor unions, we typically pay them wages that are comparable to or higher than those required under existing home country collective bargaining agreements. We believe we currently have good relationships with our employees.

In light of our recent growth and in anticipation of the addition of newbuildings to our fleet, we have commenced a recruitment program aimed at attracting additional highly qualified personnel for our expanding chartering and other commercial activities as well as for our technical operations, including our site teams involved in the technical management of our vessels.

In addition, as our fleet and operations have grown, we have made attracting and retaining motivated and qualified seagoing personnel a top priority. We recruit the senior officers and all other crew members for our vessels either directly through a crewing office in Romania or through a crewing agent. We are also expanding our recruitment efforts through our relationships with training institutions in Romania. We are working with these training institutions to establish training assistance and programs such as awarding scholarships to cadets. We are also evaluating the potential for establishing similar training and assistance programs with crew training institutions elsewhere.

All of the vessels in our fleet are currently manned primarily by Romanian, Russian and Filipino crew members. Having employed these crew configurations for a number of years, we have considerable experience in operating vessels in this configuration and we have a pool of certified crew members with good knowledge of and practical experience in operating our vessels and trades.

We believe that high-quality crewing will play an increasingly important role in distinguishing our largely in-house crewing capabilities from companies that must rely to a greater extent on outside ship managers and crewing agents.

Customers

We currently provide services to many national, regional and international oil companies, oil traders and other charterers in the tanker and bulk carrier sectors. Our customers include:

•	major oil companies such as Shell (Stasco), ExxonMobil (IMT), ChevronTexaco, ConocoPhillips, Statoil and BP;

•	major oil traders such as Addax, AIC, Alpine, Glencore, Litasco (Lukoil), Trafigura and Vitol; and

•	other customers, including dry bulk charterers and commodities traders such as BHP, Bunge, Cargill, EDF Man, Glencore and Sucden.

The percentage of revenue attributable to customers who comprised more than 5% of our revenues in the three month period ended March 31, 2005 and the year ended December 31, 2004 was approximately 12.8% and 22.4%, respectively (in each case on a voyage basis before commissions). These customers by percentage of revenues were as follows:

Customer	Percentage of revenues for the year ended December 31, 2004	Percentage of revenues for the three month period ended March 31, 2005
Glencore	8.0%	—
Trafigura	7.4%	—
Cargill International	7.0%	—
AIC	—	7.6%
BHP	—	5.2%
Total	22.4%	12.8%

In the same periods, our ten largest customers accounted for approximately 43.4% and 45.2% of total revenues, respectively (in each case on a voyage basis before commissions). Given our current exposure to, and focus on, the spot market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Competition

We operate in highly competitive markets based primarily on supply and demand of vessels and cargoes. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an operator. We arrange our voyage and time charters in the spot market through the use of shipbrokers. However, we conduct negotiations with respect to price and other charter terms directly with the potential charterer.

The international tanker industry is highly fragmented and is divided among major oil companies and independent tanker owners. Ownership of dry bulk carriers is highly fragmented and is divided among many independent dry bulk carrier owners.

Legal Proceedings

We are party, as plaintiff or defendant, to a variety of lawsuits for damages arising in the ordinary course of business, principally from personal injury and property casualty claims. Most personal injury and property casualty claims are covered by insurance, subject to customary deductibles. We believe that these claims will not, either individually or in the aggregate, have a material adverse effect on us, our financial condition or results of operations.

We are also party, as plaintiff or defendant, to a variety of lawsuits for claims arising in the ordinary course of business from charterparty and other contractual disputes, which are not covered by insurance, including:

•	a lawsuit involving breach of contract claims asserted by the proposed buyer of our vessel, the "Aktor", under a Memorandum of Agreement dated May 25, 2004. As a result of claims asserted by the proposed buyer, the vessel was arrested in South Korea in September 2004. In order to have the arrest lifted pending the resolution of the proposed buyer's claims and our counterclaims, we were required to post security in the amount of $4.0 million to a court in South Korea. The claims are currently pending in London arbitration. We believe the claims are unwarranted and lacking in merit and that the likelihood that we will incur a loss in connection with this dispute is greater than remote, but not probable. While we have posted the required security to lift the vessel's arrest, we do not believe the amount of any actual loss we may incur can be reasonably estimated at this time. Therefore we have not accrued for this dispute as of December 31, 2004. However, we believe that even if the buyer's claims and our counterclaims were to be adversely determined with respect to our interests, such adverse determination would not have any significant impact on our business, financial condition or results of operations.

•	a lawsuit related to a dispute brought by the time charterers of our vessel, the "Miltiadis Jr." under a Charterparty dated September 5, 2003. The claims brought by the time charterers relate principally to two claims: (1) the terms of an option to extend the time charter and (2) alleged claims for delays and losses due to boiler tube damage on the vessel. In connection with our sale of this vessel in July 2004, we were required to deposit $2.5 million in an escrow account pending resolution of this matter. We believe the claims are unwarranted and lacking in merit and that the likelihood that we will incur a loss in connection with this dispute is greater than remote, but not probable. While we have escrowed the amount that was required to enable us to sell the vessel, we do not believe the amount of any actual loss we may incur can be reasonably estimated at this time. Therefore we have not accrued for this dispute as of December 31, 2004. However, we believe that even if the time charterer's claims were to be adversely determined with respect to our interests, such adverse determination would not have any significant impact on our business, financial condition or results of operations.

From time to time in the future we may be subject to additional legal proceedings and claims in the ordinary course of business. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Other than as described above, we have not been involved in any legal proceedings which may have, or have had a significant effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity.

Properties

We do not own any freehold interests in real property.

Capital Ship Management Corp. leases our offices at 3, Iassonos Street, Piraeus, Athens, 18537 Greece through separate leases for each floor. For further information regarding our leased properties, see "Related Party Transactions—Leases".

Environmental and Other Regulation

General.    Our operations and our status as an operator and manager of ships are significantly affected by international conventions, U.S. federal, state and local and foreign environmental protection laws and regulations, including OPA 90, the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Port and Tanker Safety Act, the Act to Prevent Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements, IMO/U.S. Coast Guard pollution regulations and various Safety of Life at Sea (SOLAS) amendments, as well as other regulations described below. In addition, various jurisdictions are considering regulating the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. Compliance with these laws, regulations and other requirements entails additional expense, including vessel modifications and implementation of certain operating procedures.

We are also required by various other governmental and quasi-governmental agencies to obtain permits, licenses and certificates for our vessels, depending upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age and size of the vessel and our status as owner or charterer. Failure to maintain necessary permits, licenses or certificates could require us to incur substantial costs or temporarily suspend operations of one or more of our vessels.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will in the future impose greater inspection and safety requirements on all vessels in the shipping industry. In addition to inspections by us, our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (such as U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration P&I Clubs, charterers, and particularly terminal operators and major oil companies which conduct frequent vessel inspections.

We believe our vessels operate in substantial compliance with applicable environmental laws and regulations. However, because such laws and regulations frequently change and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these and any future requirements or the impact of these and any future requirements on the resale value or useful lives of our vessels.

United States Requirements.    The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and the cleanup of oil spills, primarily through OPA 90 and CERCLA.

OPA 90 affects all vessel owners and operators shipping oil or hazardous material to, from, or within U.S. waters. The law phases-out the use of tankers having single-hulls and can effectively impose unlimited liability on vessel owners and operators in the event of an oil spill. Under OPA 90, vessel owners, operators and bareboat charterers are liable, without regard to fault, for all containment and clean-up costs and other damages, including natural resource damages and economic loss without physical damage to property, arising from oil spills and pollution from their vessels. OPA 90 limits liability to the greater of $1,200 per gross tonne or $10 million per tanker that is over 3,000 gross tonnes (subject to possible adjustment for inflation), unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. In addition, OPA 90 does not preempt state law and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries.

Coastal states have enacted pollution prevention, liability and response laws, many providing for unlimited liability. CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross tonne or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

The financial responsibility regulations for both tankers and dry bulk carriers issued under OPA 90 also require owners and operators of vessels entering U.S. waters to obtain, and maintain with the U.S. Coast Guard, Certificates of Financial Responsibility or COFRs in the amount of $1,500 per gross tonne for tankers, combining the OPA 90 limitation of liability of $1,200 per gross tonne with the CERCLA liability of $300 per gross tonne as discussed above. Under the regulations, owners or operators of fleets of vessels are required to demonstrate evidence of financial responsibility for each covered tanker up to the maximum aggregate liability under OPA 90 and CERCLA. All of our vessels that need COFRs have them.

We insure each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business. OPA 90 requires that tankers over 5,000 gross tonnes calling at U.S. ports have double-hulls if contracted after June 30, 1990 or delivered after January 1, 1994. Furthermore, OPA 90 calls for the phase-out of all single-hull tankers by the year 2015 according to a schedule that is based on the size and age of the vessel, unless the tankers are retrofitted with double-hulls. OPA 90 permits single-hull tankers to operate until the year 2010 if they discharge at the Louisiana Offshore Oil Port or off load, or lighter, at approved lightering areas more than 60 miles offshore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

OPA 90 also amended the Federal Water Pollution Control Act (or Clean Water Act) to require owners and operators of vessels to adopt contingency plans for reporting and responding to oil spill scenarios up to a "worst case" scenario and to identify and ensure, through contracts or other approved means, the availability of necessary private response resources to respond to a "worst case discharge". In addition, periodic training programs and drills for shore and response personnel and for vessels and their crews are required. Our vessel response plans have been approved by the U.S. Coast Guard.

The Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under the more recent OPA 90 and CERCLA, discussed above. The U.S. Environmental Protection Agency (or EPA) had exempted the discharge of ballast water from vessels in U.S. ports from Clean Water Act permitting requirements. A U.S. District Court, however, recently ruled that the EPA lacks the authority to exclude discharges of vessel ballast water from such permitting requirements and ordered the EPA to repeal the exemption. Although the EPA may appeal this decision, if the exemption is repealed, we would be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost and/or otherwise restrict our vessels from entering U.S. waters.

We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in U.S. ports where our vessels call.

International Requirements.     Similar laws and regulations have been adopted by the EU and by the IMO, which phase-out non-double-hull tankers. U.S., EU and international regulations all have different phase-out schedules. As a result, some vessels that are eligible to trade internationally or in EU waters will be unable to carry cargo to or from the United States, and some vessels that may trade in the U.S. will be unable to trade elsewhere.

In April 2001, the IMO adopted regulations under the International Convention for the Prevention of Pollution from Ships (MARPOL) requiring new tankers of 5,000 dwt and over, contracted for construction since July 6, 1993 to have double-hull, mid-deck or equivalent design. At that time, the regulations also required the phase-out of non-double-hull tankers by 2015, with tankers having double sides or double bottoms permitted to operate until the earlier of 2017 or when the vessel reaches 25 years of age. Existing single-hull tankers were required to be phased out unless retrofitted with double-hull, mid-deck or equivalent design no later than 30 years after delivery. These regulations were adopted by over 150 nations, including many of the jurisdictions in which our tankers operate. The U.S. did not adopt the 2001 IMO regulations, which, unlike OPA 90, allowed designs other than double-hulls to satisfy the regulatory requirements.

As a result of the oil spill in November 2002 relating to the loss of the M.T. Prestige, a 26-year-old single-hull tanker (which was owned by a company not affiliated with us), in December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to MARPOL to further accelerate the phase-out of single-hull tankers. Under the revised regulation 13G of Annex I of MARPOL, the final phasing-out date for tankers known as Category 1 or Pre-MARPOL tankers (tankers larger than 20,000 dwt carrying certain oils and tankers over 30,000 dwt carrying other oils without segregated ballast tanks) has been accelerated from 2007 to 2005. The final phasing-out date for tankers known as Category 2 or MARPOL tankers (tankers larger than 20,000 dwt carrying certain oils and tankers over 30,000 dwt carrying other oil with segregated ballast tanks in accordance with MARPOL) and Category 3 tankers (certain smaller tankers) has been accelerated from 2015 to 2010, unless the relevant Flag States extend the date further.

In addition, new MARPOL regulation 13H, regarding the prevention of oil pollution from oil tankers carrying heavy grade oil, bans the carriage of heavy grade oil in single-hull tankers of 5,000 dwt and above as of April 5, 2005, and in single-hull oil tankers between 600 dwt and 5,000 dwt, not later than the anniversary of the ship's delivery date in 2008. In the case of certain Category 2 or 3 tankers carrying heavy grade oil as cargo, however, the relevant flag states may allow continued operation of such ships beyond April 5, 2005 until the date on which the ship reaches 25 years of age after the date of its delivery. The IMO may adopt additional regulations in the future that could adversely affect the remaining useful lives of single-hull tankers.

In July 2003, the European Union adopted legislation that will prohibit all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tanker) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age will also be restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. The European Union has also adopted legislation that bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities after July 2003) from European waters, creates obligations on the part of EU member port states to inspect at least 25% of vessels using these ports annually, provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment and provides the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including tank cleaning. The sinking of the M.T. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain EU nations, which could adversely affect the remaining useful lives of all of our single-hull tankers and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the EU or any other country or authority.

We plan to pursue all reasonably practicable measures to extend each single-hull vessel's operating life for the maximum permissible time under applicable regulations. We currently expect that our 17 single-hull vessels will be phased out under OPA 90, MARPOL and EU regulations in accordance with the following table.

			Phase-Out Dates
Name of Vessel	Year Built	Dwt	OPA 90	MARPOL	EU
(1) Aias	1981	37,350	March 2011	March 2007	March 2007
(2) Laertis	1981	37,784	March 2006	March 2007	March 2007
(3) Agamemnon	1986	29,990	November 2010	November 2012*	November 2010**
(4) Asterix I	1982	29,999	July 2007	July 2008	July 2008
(5) Leader M	1982	46,122	January 2012	January 2008	January 2008
(6) Mon Ami	1982	29,992	September 2007	September 2008	September 2008
(7) Active	1983	22,291	March 2008	March 2009	March 2009
(8) Fighter	1984	19,973	April 2009	April 2010	April 2010**
(9) Archimidis	1985	94,999	September 2013	September 2011*	September 2010**
(10) Archon	1985	96,500	December 2013	December 2011*	December 2010**
(11) Aristos II	1985	48,225	March 2015	March 2011*	March 2010**
(12) Achilleas	1986	29,990	August 2010	August 2012*	August 2010**
(13) Aktor	1986	29,990	January 2010	January 2012*	January 2010**
(14) Amor	1986	29,990	August 2010	August 2012*	August 2010**
(15) Aristotelis	1986	29,990	August 2010	August 2012*	August 2010**
(16) Athlos	1986	29,990	July 2010	July 2012*	July 2010**
(17) Alexandros	1987	29,990	March 2010	March 2013*	March 2010**

*	Extension to the date indicated requires compliance with a Condition Assessment Scheme in accordance with MARPOL regulations and approval by the flag state authority.

**	The EU is not currently expected to allow trading of single-hull vessels in EU waters beyond 2010.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. A failure to comply with Annex VI requirements could result in a vessel not being able to operate.

Along with those of other owners and operators, all of our vessels will be subject to Annex VI regulations. While we expect that our undelivered newbuilding vessels will meet relevant Annex VI requirements at the time of their delivery and that our existing fleet will comply with such requirements, subject to classification society surveys and, where necessary, the installation of emission control systems or other modifications to make our existing vessels compliant. We expect that such modifications of our existing vessels will be fitted in the next intermediate or special survey for each vessel and included as part of the projected capital expenditures associated with upcoming drydockings and surveys and will not result in any prolongation of the off-hire days projected for such surveys. All of our undelivered Ice Class 1A product tanker newbuildings will be fitted with these emission control systems prior to their delivery.

The ISM Code, promulgated by the IMO, also requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. All of our oceangoing vessels are ISM certified.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tonnes, liability will be limited to approximately $6.6 million plus $926 for each additional gross tonne over 5,000. For vessels of over 140,000 gross tonnes, liability will be limited to approximately $131 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on August 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law regimes govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

IMO regulations also require owners and operators of vessels to adopt Shipboard Marine Pollution Emergency Plans (SMPEPs). Periodic training and drills for response personnel and for vessels and their crews are required. The SMPEPs required for our vessels are in place.

In addition, our operations are subject to compliance with the International Bulk Chemical (IBC) Code, as required by MARPOL and SOLAS for chemical tankers built after July 1, 1986, which provides ship design, construction and equipment requirements and other standards for the bulk transport of certain liquid chemicals. Under October 2004 amendments to the IBC Code (implemented to meet recent revisions to SOLAS and Annex II to MARPOL), some previously unrestricted vegetable oils, including animal fats and marine oils, must be transported in chemical tankers meeting certain double-hull construction requirements. In addition, those amendments require re-evaluation of the categorization of certain products with respect to their properties as marine pollutants, as well as related ship type and carriage requirements. Where necessary pollution data is not supplied for those products missing such data, it is possible that the bulk carriage of such products will be prohibited.

Vessel Security Regulations.     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

•	on-board installation of automatic identification systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempted non-U.S. vessels from MTSA vessel security measures provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and have ensured that our vessels are compliant with all applicable security requirements.

Inspection by Classification Societies.     Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Special Surveys: Special surveys, also known as class renewal surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including ultrasonic-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Excluding newbuildings, we currently have two vessels scheduled for special surveys in the remainder of 2005, six vessels scheduled for special surveys in 2006, 11 vessels scheduled for special surveys in 2007, nine vessels scheduled for special surveys in 2008 and three vessels scheduled for special surveys in 2009.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal. Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas, Bureau Veritas, Nippon Kaiji Kyokai, Germanischer Lloyd, Russian Maritime Register or China Classification Society. All of the newbuildings we currently have on order and any other new and secondhand vessels that we purchase must be certified prior to their delivery. If any vessel we have contracted to purchase is not certified as "in class" on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss, Insurance and Risk Management

General.    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which can impose virtually unlimited liability upon owners, operators and charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

The following table sets forth certain information regarding our insurance coverage as of April 30, 2005.

Type	Aggregate Sum Insured For All Vessels in our Existing Fleet
Hull and Machinery	$646.4 million (increased value insurance (including excess liabilities) provide additional coverage).
Increased Value (including Excess Liabilities)	Up to $174.1 million additional coverage in total.
Protection and Indemnity	Pollution liability claims: limited to $1.0 billion per vessel per incident.
War Risk	$820.5 million.

Hull and Machinery Insurance.    We have obtained marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of our vessels. The vessels in our existing fleet are each covered up to at least fair market value, with customary deductibles per incident of between $100,000 and $150,000 per vessel, with newer vessels more likely to qualify for a lower deductible, except in relation to war risk insurance, which has deductibles per incident of $30,000 per vessel. We have also arranged increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able recover the sum insured under the increased value policy in addition to the sum insured. Increased value insurance also covers excess liabilities which are not recoverable in full under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance.    P&I insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, customs fines and salvage, towing and other related costs, including wreck removal. Subject to the "capping" discussed below, our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the "International Group" insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the association based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Credit Facilities

General.    As of March 31, 2005, through certain vessel-owning subsidiaries, we had outstanding indebtedness under 23 separate loan agreements with certain banks pursuant to which we incurred senior secured indebtedness used to partially fund the purchase price of the vessel or vessels named in each loan agreement. In the period since March 31, 2005, we entered into two additional loan agreements in connection with vessel acquisitions, are in the process of negotiating one loan agreement to partially finance the purchase price of a newbuilding vessel and repaid one loan in connection with vessel sales. In addition, we have negotiated and entered into four commitment letters with bank lenders for secured credit facilities aggregating $451.7 million, specifically for the purpose of partially financing the acquisition of the remaining 16 undelivered newbuildings we currently have on firm order. We expect that the combination of borrowings under these credit facilities and ongoing cash flow from operations should be sufficient to finance the purchase of these newbuilding vessels.

Existing Loan Agreements

General.    As of March 31, 2005, we had $268.8 million aggregate outstanding amount of senior secured indebtedness under 23 separate loan agreements. Since March 31, 2005, we, through certain of our subsidiaries, entered into two separate loan agreements to partially finance the purchase price for four vessels. The aggregate principal amount of indebtedness we incurred under these two loan agreements was $41.0 million. In addition, we are in the process of finalizing a loan agreement to partially finance the purchase price of a newbuilding vessel delivered to us in June 2005. We expect the aggregate principal amount of indebtedness that we will incur in connection with this loan agreement will be $10.0 million. In the period since March 31, 2005, we also repaid one loan in the aggregate amount of $2.5 million in connection with the sale of one vessel that was sold for scrap. The outstanding portion of the indebtedness under our loan agreements is collateralized by mortgages and other security relating to certain of the vessels currently in our combined fleet. The average weighted interest rate under our outstanding indebtedness for the three month period ended March 31, 2005 was 4.13% as at quarter end. We expect to use a portion of the proceeds of this offering to repay approximately $157.3 million of this outstanding indebtedness.

Security.    The loan agreements and accompanying documentation provide for substantially similar security for borrowings under such loan agreement, including:

•	a mortgage on the applicable vessel or vessels; and

•	an assignment of earnings from, and insurances on, the applicable vessel or vessels.

The loan agreements and accompanying documentation provide that in the event of either the sale or total loss of the applicable vessel or vessels, the applicable vessel-owning subsidiary or subsidiaries must use the net proceeds from such sale or total loss to repay an amount under the loan agreement at least equal to the percentage of the market value of the sold or lost vessel.

Covenants.    The loan agreements contain substantially similar restrictive covenants that prohibit or restrict the relevant vessel-owning subsidiary or subsidiaries from, among other things:

•	incurring additional indebtedness;

•	permitting liens on assets other than in the ordinary course of business;

•	merging or consolidating with other entities;

•	paying dividends if an event of default under the facility agreement has occurred and is continuing or if the market value of the vessels has fallen below 120% to 130% of the loan amount (percentage varies by loan agreement);

•	making distributions without prior written consent of the lender;

•	selling or otherwise disposing of the applicable vessel or other assets;

•	entering into charters for periods of more than 12 months, unless with consent;

•	changing the overall nature of their business; and

•	employing a technical and operational manager other than the entity specified in the applicable loan agreement.

The loan agreements and accompanying documentation also contain certain financial covenants requiring, among other things, that at all times:

•	the market value of the relevant vessel or vessels will exceed 120 to 130% of the loan amount (percentage varies by loan agreement);

•	the relevant vessel-owning subsidiary or subsidiaries will maintain positive working capital; and

•	the relevant vessel-owning subsidiary or subsidiaries will provide the lender with financial statements upon request.

Events of Defaults.    The loan agreements contain certain substantially similar events of default applicable to the relevant vessel-owning subsidiary or subsidiaries, including, among others:

•	non-payment of amounts due under the loan agreement;

•	breach of covenants;

•	misrepresentation;

•	events of insolvency or bankruptcy;

•	certain changes in ownership;

•	any event or series of events occurs which, in the opinion of the relevant lenders, is reasonably likely to have a material adverse effect on any of our vessel-owning subsidiaries;

•	cessation of operations;

•	unlawfulness or repudiation; and

•	a cross-default provision contained in certain of our loan agreements provides that a payment default under any other indebtedness of a company ultimately beneficially owned by our CEO triggers cross-acceleration of all such indebtedness.

Cross-collateralization.    Seven of the vessels in our existing fleet have been pledged as collateral to secure debt obligations related to certain of our other vessels. As a result, it we default under any of these loans, the applicable lenders could accelerate our debt repayment obligations to them and foreclose on all of the vessels pledged to secure the debt.

New Credit Facilities

We have negotiated and entered into four commitment letters with bank lenders in connection with four separate senior secured credit facilities aggregating $451.7 million. The terms of the credit facilities are subject to completion of legal loan documentation. These credit facilities will be used for the purpose of partially financing the acquisition of the 16 undelivered newbuildings we currently have on firm order. We will be the borrower under three of these facilities and our wholly-owned vessel-owning subsidiaries that are purchasing the relevant newbuilding act as guarantors. Under the remaining facility, four of our wholly-owned vessel-owning subsidiaries that are each purchasing a newbuilding are the borrowers and we will act as the guarantor. Each of these credit facilities may be used to partially finance:

•	the remaining installment payments or balances due prior to or upon delivery of the applicable newbuilding; and

•	in some cases, certain building supervision costs due under the applicable shipbuilding contract.

We expect that one of the credit facilities will have a term of 10 to 11 years, varying by vessel acquired under that facility, and that the remaining three will have terms of 10 years. Borrowings under the facilities will bear interest at a rate of LIBOR or USD-LIBOR plus a margin of between

0.90% and 0.975% per annum, depending on the facility, and in some cases, will increase to 1.05% depending on certain financial coverage ratios related to the market value of our vessels.

In the period before we take delivery of the newbuildings, outstanding indebtedness under each of the facilities will be secured by first priority assignments of the applicable refund guarantees and our rights under the applicable shipbuilding contracts. Post-delivery, outstanding indebtedness under the facilities will be collateralized by:

•	a first priority mortgage on each of the applicable newbuildings;

•	a first assignment of all earnings and insurance proceeds in respect of the applicable newbuildings;

•	a pledge of our and the applicable subsidiaries' current accounts with the lender; and

•	in some cases, an undertaking by our ship management company.

Two of the facilities will also require us to assign time charters or voyage charters of the vessel. Our ability to borrow amounts under these facilities will be subject to the execution of customary documentation relating to the facility, including security documents, satisfaction of certain customary conditions precedent and compliance with the terms and conditions included in the loan documents. In addition, the credit facilities will include customary covenants, events of default, requirements for insurance of the vessels and information covenants. In particular, we expect that the facilities will contain customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

•	the value of each of the newbuildings remains above certain percentages of the outstanding loan amount attributable to the applicable vessel at any time;

•	our subsidiaries maintain minimum amounts of deposits with the applicable lender or that they maintain a minimum amount of unrestricted cash at all times;

•	we and our subsidiaries maintain certain minimum amounts of liquid funds;

•	we and our subsidiaries maintain a minimum net worth;

•	we maintain certain ratios of EBITDA to interest expense;

•	our net debt to assets ratio is less than a certain maximum value; and

•	the ratio of our total liabilities less cash and cash equivalents to market value adjusted total assets does not exceed a specified maximum limit.

In addition, we expect that these facilities will contain cross-default provisions.

The facilities will not prohibit us from paying dividends so long as the payment of the dividend would not result in or cause an event of default or the breach of a covenant. However, if we incur indebtedness under any of these facilities, the amount of cash that we will have available to distribute as dividends in a period will be reduced by any interest or principal payments that we are required to make. The respective lenders named in each of the commitment letters are as follows:

•	Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale and Deutsche Shiffsbank AG;

•	HSBC Bank plc. and ING Bank NV;

•	HSH Nordbank AG and Aegean Baltic Bank S.A.; and

•	Fortis Bank (Nederland) N.V.

Line of Credit

In June 2005, our ship management subsidiary, Capital Ship Management Corp., entered into loan documentation for a new $60 million credit facility with EFG Eurobank Ergasias S.A., which has been fully drawn. Interest on amounts drawn is payable on rollover dates or quarterly in arrears, whichever is earlier, at a rate of LIBOR plus 0.50% per annum. This credit facility has a term of the earlier of 12 months from drawdown or one month from the date we complete this offering. Security for this credit facility is as EFG Eurobank may require in its sole and absolute discretion. The borrower and related companies will be required to provide customary information to EFG Eurobank. The credit facility incorporates customary covenants, conditions precedent, representations and warranties and events of default. We expect to use a portion of the proceeds from this offering to repay the line of credit in full.

MANAGEMENT

Directors, Executive Officers and Key Employees

Set forth below are the names, ages and positions of our directors, executive officers and key employees. All of our current directors were elected on March 16, 2005 or June 3, 2005 and will serve until the next annual stockholders' meeting. Executive officers are appointed from time to time by vote of our board of directors and hold office until a successor is appointed.

Name	Age	Position
Gregory J. Timagenis	59	Chairman of the Board
Evangelos M. Marinakis	37	Director, President and Chief Executive Officer
Ioannis E. Lazaridis	37	Director and Chief Financial Officer
Gerasimos Ventouris	53	Chief Commercial Officer
Sarantos Petropouleas	53	Chief Technical Officer
Stylianos Mavrelos	52	Deputy Chief Technical Officer
Pierre de Demandolx Dedons	64	Director
Stuart R. Maconochie	65	Director
Abel Rasterhoff	65	Director
John A. Xylas	42	Director

Biographical information with respect to each of our directors, executive officers and key employees is set forth below. The business address for our directors, executive officers and key employees is 3, Iassonos Street, Piraeus, Athens, 18537 Greece.

Gregory J. Timagenis. Chairman of the Board.

Mr. Timagenis has served as our Chairman of the Board since our incorporation in March 2005. He is a senior partner at the law firm of Gr. J. Timagenis Law Office, which regularly performs legal work for us. Mr. Timagenis's practice has centered around maritime, banking and finance law. In addition to his practice as an attorney, Mr. Timagenis has lectured at the University of Athens and the Naval Academy and has acted as an arbitrator for the Greek Chamber of Shipping as well as in ICC arbitrations. Mr. Timagenis holds degrees in law, economics and political science from the University of Athens and a master's degree and PhD in law from the University of London.

Evangelos M. Marinakis. Director, President and Chief Executive Officer.

Mr. Marinakis has served as our President and Chief Executive Officer and as a director since our incorporation in March 2005. Prior to being appointed as our President and Chief Executive Officer, Mr. Marinakis was the Commercial Manager of Capital Ship Management Corp. and oversaw the businesses of the group of companies that form our Company. For the past 14 years, Mr. Marinakis has also been active in various other family businesses, all related to the shipping industry. During this time he founded Curzon Maritime Limited and ESTC. Mr. Marinakis began his career as an Sale & Purchase trainee broker at Harley Mullion in the UK, and then worked as a chartering broker for Elders Chartering Limited, also in the UK. Mr. Marinakis holds a B.A. in International Business Administration and an MSC in International Relations from the United States International University Europe, London.

Ioannis E. Lazaridis. Director and Chief Financial Officer.

Mr. Lazaridis has served as our Chief Financial Officer and as a director since our incorporation in March 2005, and is responsible for overseeing all our financial functions. From 1996 to 2004, Mr. Lazaridis was employed by Credit Agricole Indosuez Cheuvreux in London, where he was Head of UK Clients in the equity department since 1999. Prior to joining Credit Agricole Indosuez, Mr. Lazaridis was employed by Kleinwort Benson in equity sales and before that at Norwich Union Investment Management. Mr. Lazaridis holds a B.A. degree in economics from the University of Thessaloniki in Greece and an M.A. in Finance from the University of Reading in the UK. He is also an Associate for the Institute of Investment Management and Research in the UK.

Gerasimos Ventouris. Chief Commercial Officer.

Mr. Ventouris has served as our Chief Commercial Officer since our incorporation in March 2005. Prior to being appointed as our Chief Commercial Officer, and since joining us in September 2003, Mr. Ventouris has served in a similar position. Having a strong family background in shipping, Mr. Ventouris has been involved in the shipping industry in various capacities for over thirty years. From 2000 to 2003, Mr. Ventouris was General Manager of Aegean Shipping, the ship management arm of the Aegean Group. By the time Mr. Ventouris left that position in September 2003 to join us, the size of Aegean Shipping's fleet had doubled. Prior to joining Aegean Shipping, Mr. Ventouris led Sougerka Maritime Co. Ltd., where he was involved in the purchase and sale of numerous vessels of various types and sizes. Mr. Ventouris holds a B.S. degree in Economic Sciences from Athens University Law School.

Sarantos Petropouleas. Chief Technical Officer.

Mr. Petropouleas is a licensed chief engineer and has served as our Chief Technical Officer since our incorporation in March 2005. Mr. Petropouleas began his career in 1969 with our predecessor companies working as a junior onboard engineer. For most of the next 21 years, he was employed as an onboard engineer, and was regularly promoted. In May 1990, Mr. Petropouleas became the Chief Technical Officer for Barclay Shipping Limited, one of our predecessor companies. In April 2003, he was named a director of Barclay Shipping Limited and in March 2005, he was named Chief Technical Officer of Capital Ship Management Corp.

Stylianos Mavrelos. Deputy Chief Technical Officer.

Mr. Mavrelos joined us in late 2001 and has served as our Deputy Chief Technical Officer since our incorporation in March 2005. Mr. Mavrelos is responsible for overseeing our newbuilding program and for the technical management of our tanker operations. Prior to joining the Company, Mr. Mavrelos was employed by Det Norske Veritas for 12 years in various positions, both in the surveyors' and management system certification fields, as well as in management. In the 13 years prior to joining DNV, Mr. Mavrelos worked as an engineer at several shipping companies in Greece. He holds a BSc degree in Mechanical Engineering from Sunderland Polytechnic and an MSc degree in Mechanical Engineering from the University of Manchester Institute of Science, both in the UK. Mr. Mavrelos has also completed a number of courses in the fields of marine operations, ship classification, international safety management systems, safety environmental protection rules, loss control management and management and support.

Pierre de Demandolx Dedons. Director.

Mr. Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance – Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. Demandolx Dedons was active in the French Shipowners' Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the New York Stock Exchange. Mr. Demandolx Dedons holds a bachelor's degree in politics, a bachelor's degree in civil engineering and has completed a senior management program at the Harvard Business School.

Stuart R. Maconochie. Director.

Mr. Maconochie has approximately forty years of experience in the pharmaceutical, specialty chemical and biotech industries. From 1986 to 1989, Mr. Maconochie was President – Europe, and

Chairman – International Marketing Committee, of R.P. Scherer Corporation. Between 1989 and 2000, he worked at International Flavors & Fragrances, Inc., first as a Corporate Vice President and subsequently as Division President and as a board member. From 2001 to 2002, he was Executive Chairman of the Eye-care Division of Biocompatibles International Plc. Between 2002 and 2005, Mr. Maconochie engaged in various consultancy projects. Currently, he is non-executive chairman of Pharmovation Ltd. Mr. Maconochie holds a diploma in Management Studies and qualified as a Pharmaceutical Chemist at Heriot-Watt University.

Abel Rasterhoff. Director.

Mr. Rasterhoff joined Shell International Petroleum Maatschappij in 1967, and worked for various entities of the Shell group of companies until his retirement from Shell in 1997. Over the course of his tenure at Shell, Mr. Rasterhoff was extensively involved in the shipping industry. From 1981 to 1984, Mr. Rasterhoff was Managing Director of Shell Tankers B.V., Vice Chairman and Chairman-elect of the Dutch Council of Shipping and a Member of the Dutch Government Advisory Committee on the North Sea. From 1991 to 1997, Mr. Rasterhoff was Director and Vice President Finance and Planning for Shell International Trading and Shipping Company Limited. During this period he also served as a Board Member of the Securities and Futures Authority (SFA) in London. Since his retirement from Shell in 1997, Mr. Rasterhoff has served as a Member of the Executive Board and as Chief Financial Officer of TUI Nederland, the largest Dutch tour operator, as well as having served on the Executive Board of Connexxion, the government owned public transport company, on an interim basis for six months. Mr. Rasterhoff retired from his positions with TUI Nederland in April 2004, and is currently on the Supervisory Board of Stichting Garantiefonds Reisgelden in the Netherlands and serves as an advisor to the trustees of the TUI Nederland Pension Fund. Mr. Rasterhoff holds a Graduate Business degree in Economics from Groningen State University.

John A. Xylas. Director.

Mr. Xylas is the President and CEO of Pyrsos Management Co., Ariston Navigation Corp. and Melissa Shipping Company, all of which are part of the Xylas Group. Mr. Xylas also currently serves as a board member of the American Bureau of Shipping in Greece. In 1988 he founded Pyrsos Management Co. as a management company specializing in bulk carriers; in 2002 he founded Ariston Navigation Corp. to specialize in the management of container and project cargo vessels; and in 2003 he founded Melissa Shipping Company, specializing in the construction and operation of pneumatic cement carriers. Mr. Xylas holds a bachelor's degree in economics from the University of Pennsylvania.

Committees of the Board of Directors

We have established an audit committee comprised of four members: Mr. Demandolx Dedons, Mr. Maconochie, Mr. Rasterhoff and Mr. Xylas. Our audit committee is responsible for, among other things, assisting our board of directors in its oversight of (i) our financial statements, (ii) our compliance with legal and regulatory requirements and (iii) the qualifications and independence of our external auditor. Our board of directors has made the determination that all four members of the audit committee meet the required independence standards of the New York Stock Exchange and the SEC.

We have also established a compensation committee which will be comprised of four members. Our compensation committee is appointed by the board of directors to discharge the board's responsibilities relating to compensation of our executive officers, including, among other things, administration of the equity incentive plan.

Compensation of Directors and Senior Management

For the years ended December 31, 2002, 2003 and 2004, we did not pay Mr. Marinakis a salary. However, we have estimated the value of his services to us at approximately $787,000, $824,000 and $857,000 in each of those periods, respectively. The aggregate annual salary we paid to Mr. Ventouris, Mr. Petropouleas and Mr. Mavrelos in 2004 for their services to us was €70,212. In addition, these members of our senior management were also employed by and received compensation from Barclay Shipping Limited from the management fees that we paid to it. Therefore the aggregate amount reflected above does not include salary paid to these executives by Barclay Shipping Limited. We did not pay any benefits in 2004 and we do not presently have a retirement plan for our officers and directors.

We anticipate non-employee directors will receive annual fees in an amount ranging from $30,000 to $50,000, plus reimbursement of their out-of-pocket expenses.

Equity Incentive Plan

2005 Senior Executive/Director Long-Term Incentive Compensation Plan

In the second quarter of 2005, our board of directors adopted an equity incentive plan, which will entitle our executive officers, key employees and directors to receive grants of stock options, stock appreciation rights and performance shares with respect to our common stock. The plan will be administered by the compensation committee of our board of directors. Under the terms of the plan, unless otherwise provided by our compensation committee, no awards will vest or become exercisable until at least three years after they are granted. Unless otherwise determined by our compensation committee, vesting of awards will be based on attainment of performance goals established by our board of directors or by our compensation committee. All options and stock appreciation rights will expire no later than 10 years from the date of grant. The plan will be administered by the compensation committee of our board of directors. Awards under the plan will be made annually within an overall limit of 1% of the shares issued. A total of 1,000,000 shares of common stock will be reserved for issuance under the plan. The Company anticipates that, on or shortly after the date of the final prospectus, it will grant awards to acquire approximately 625,000 shares of common stock at an exercise price equal to the price per share at which the shares in this offering are sold. We expect these grants to consist of stock-settled stock appreciation rights and performance shares. The use of stock appreciation rights instead of options will minimize the dilution of equity interests of our stockholders.

Employment Agreements

We have entered into an employment agreement with Mr. Marinakis commencing on July 1, 2005 for a term of two years, unless terminated earlier in accordance with the terms of the agreement. If a change in control occurs within two years from the date of the agreement, Mr. Marinakis may resign within six months of such change in control. Prior to the consummation of this offering, we expect to enter into employment agreements with each of Mr. Lazaridis, Mr. Ventouris and Mr. Petropouleas. We expect that these employment agreements will have a term of two years. In addition, we have entered into a separate consulting agreement with a company owned by Mr. Marinakis for work performed for us outside of Greece. We expect to enter into similar consulting agreements with Mr. Lazardis, Mr. Ventouris and Mr. Petropouleas prior to the consummation of this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding (i) the beneficial owners of more than five percent of our common stock that we are aware of and (ii) the total amount of common stock beneficially owned by our officers and directors (other than Mr. Marinakis) as a group, in each case as of the date of this prospectus and after giving effect to this offering.

Identity of Person or Group	Ownership of Common Stock Before Offering		Ownership of Common Stock After Closing(3)
	Number	%	Number	%
Marinakis family(1)	46,330,000	100	46,330,000	73.5

All other directors and officers as a group(2)	—	—	—	—

(1)	Includes shares held by Mr. Marinakis or by a company over which Mr. Marinakis exercises sole voting and dispositive power. Also includes shares held by Mr. Marinakis's mother, Mrs. Eirini Marinakis, or shares held or to be held by any trusts or foundations of which Mrs. Marinakis is the current beneficiary.

(2)	None of our directors or officers (other than Mr. Marinakis) beneficially owned any shares of our common stock as of the date of this prospectus, nor will any such director or officer own any shares of our common stock after giving effect to this offering.

(3)	Assumes that the underwriters do not exercise their over-allotment option.

RELATED PARTY TRANSACTIONS

Express Sea Transport Corporation

ESTC is a privately-held company that is owned and operated by the Marinakis family, including Mr. Marinakis, our President and Chief Executive Officer. ESTC, which does not own vessels itself, is in the business of chartering in and chartering out primarily dry bulk carrier vessels to exploit trading opportunities identified by members of the Marinakis family active in this business and by certain other individuals employed by or involved in the management of ESTC.

From time to time, ESTC has chartered certain of our vessels. In aggregate, we have received charterhire payments from ESTC of $1.3 million in 2002, $4.8 million in 2003 and $6.6 million in 2004. As of January 1, 2005, we have not entered into, and do not expect in the future to enter into, any chartering arrangements with ESTC.

Subject to the terms of a Letter Agreement between the Company and ESTC, dated June 10, 2005, the Company, acting through independent members of our board of directors, has an option to explore and negotiate for the acquisition of ESTC within one year commencing on the one year anniversary of this offering, which may be extended by mutual consent of the parties. The acquisition price is to be calculated by reference to three valuations of ESTC, each submitted by an independent third party appraiser. Each appraiser will be a shipbroker, shipping consultant, other shipping professional or financial expert with recognized expertise in the shipping industry. The Company, acting through its independent directors, and ESTC will each appoint one of the three appraisers. The third appraiser will be jointly appointed by the first two appointed appraisers.

Following their appointment, each of the three appraisers will independently calculate the then current fair market value of ESTC in accordance with the terms of the Letter Agreement, after taking into account their knowledge and expertise of the markets applicable to the transaction. In calculating such valuation, the appraisers will consider what is customary and reasonable for businesses of a similar nature; provided that the terms of any final purchase price will in any event be subject to, and consistent with, the terms and conditions of the Letter Agreement. Notwithstanding the parties' agreement to appoint appraisers for this purpose as described in this section and more fully in the Letter Agreement, each of the Company and ESTC may take any other actions consistent with the Letter Agreement, including appointing or retaining other experts or advisers, for the purpose of assisting them in evaluating or performing any aspect of the proposed transaction.

Following each appraiser's submission of an independent valuation, these valuations will be considered in good faith by the Company and ESTC and if the Company and ESTC accept the range of valuations so submitted, the parties will agree to negotiate a final purchase price in good faith. If the parties agree to a final purchase price, the Company and ESTC will agree to enter into a purchase and sale agreement with respect to ESTC on terms and conditions consistent with the Letter Agreement. All fees and expenses associated with the appointment of and valuation by the appraisers, as well as all fees and expenses in connection with completing the purchase and sale of ESTC, including the reasonable fees and expenses of ESTC's legal counsel, will be borne by the Company; provided that the Company and ESTC will independently pay all fees and expenses of any other of their respective experts or advisers.

For so long as ESTC is not part of the Company, there is a risk that the vessels chartered by ESTC could be in competition with vessels in our fleet. If competition does arise, members of the Marinakis family may be faced with conflicts of interest with respect to their interests in ESTC and any obligations and responsibilities they may have to us. These conflicts may arise in connection with, among other things, the division of Mr. Marinakis's time between ESTC and us and, while not currently contemplated, any decision by the Marinakis family to manage or own other vessels outside of our Company, which vessels may be, or may be perceived to be, in direct or indirect competition with our vessels.

Curzon Maritime Limited

Curzon Maritime Limited is a ship brokering company located in London, which prior to its sale to certain of its employees in the second quarter of 2005, was held in trust for the benefit of certain members of the Marinakis family, including Mr. Marinakis, our President and Chief Executive Officer, who was a director of this company until his resignation on December 31, 2004. Since his resignation, Mr. Marinakis has not participated in the management or operational decisions of Curzon Maritime Limited.

Curzon Maritime Limited, together with Curzon Shipbrokers Corp. (described below), has historically acted as our primary non-exclusive shipbroker and has typically charged us a brokerage commission of approximately 1.25% of the charterhire, freight and demurrage of each charter in which it has been involved as a shipbroker. This commission rate is within the standard range for such services in the shipping industry. In connection with the brokering services provided to us, we paid Curzon Maritime Limited an aggregate of $108,000 in 2002, $367,000 in 2003 and $897,000 in 2004 for brokerage fees on some of our charters.

The trustee of the trust that holds Curzon Maritime Limited, acting on behalf of the trust's beneficiaries, sold Curzon Maritime Limited to certain of its employees in May 2005. Following the sale, Curzon Maritime Limited, together with Curzon Shipbrokers Corp., has continued to act as our non-exclusive broker.

Curzon Shipbrokers Corp.

Curzon Shipbrokers Corp. is a privately-owned ship brokering company registered in Panama with a branch in Greece. Curzon Shipbrokers Corp. was, prior to its sale to certain of its employees in the second quarter of 2005, beneficially owned by the Marinakis family, including Mr. Marinakis, our President and Chief Executive Officer.

Curzon Shipbrokers Corp., together with Curzon Maritime Limited, has historically acted as our primary non-exclusive shipbroker and has typically charged us a brokerage commission of approximately 1.25% of the charterhire, freight and demurrage of each charter in which it has been involved as a shipbroker. This commission rate is within the standard range for such services in the industry. In connection with the brokering services provided to us, we paid Curzon Shipbrokers Corp. an aggregate of $26,000 in 2002, $277,000 in 2003 and $581,000 in 2004 for brokerage fees on some of our charters.

The owners of Curzon Shipbrokers Corp. sold Curzon Shipbrokers Corp. to certain of its employees in May 2005, subject to the payment by the employees of the full purchase price in fifty, monthly, non-interest bearing installments. Following the sale, Curzon Shipbrokers Corp., together with Curzon Maritime Limited, has continued to act as our non-exclusive broker.

Barclay Shipping Limited

Barclay Shipping Limited is a Liberian company with a branch in Piraeus, Athens, Greece that is wholly-owned and controlled by certain members of the Marinakis family, including Mr. Marinakis, our President and Chief Executive Officer. Prior to December 31, 2004, Barclay Shipping Limited provided operating, technical and chartering ship management services to certain of our vessels. The fees we paid to Barclay primarily comprised fixed fees of $18,000 per month per vessel (for the 12 months ended December 31, 2004) and $15,000 per month per vessel (prior to such period). As of January 1, 2005, the commercial and technical management of all of the vessels then managed by Barclay, with the exception of one vessel, the Ayrton, which was sold for scrap in April 2005, was transferred to Capital Ship Management Corp., our wholly-owned ship management subsidiary. In connection with the ship management services provided to our vessels under ship management arrangements with Barclay Shipping Limited, we paid Barclay Shipping Limited an aggregate of $1.2 million in 2002, $2.2 million in 2003 and $2.8 million in 2004. In the first quarter of 2005, we paid Barclay Shipping Limited $54,000 for management fees incurred in the period in respect of the Ayrton.

In connection with the execution of our contracts for 16 newbuildings with Hyundai MIPO shipyard in South Korea, Barclay Shipping Limited earned the right to receive commission payments from the shipyard. These commission payments are fixed in amount and, in the aggregate, amount to approximately 2% of the total purchase price of the newbuildings. As of April 15, 2004, Barclay

Shipping Limited had received commission payments aggregating approximately $1.3 million pursuant to the commission agreements it entered into with the shipyard. Pursuant to a Commission Receivables Sale Agreement dated June 10, 2005 between Barclay Shipping Limited and the Company, Barclay Shipping Limited sold to the Company the right to receive the remaining commission payments, which in the aggregate amount to up to $9.4 million, for which the Company paid a total consideration of $8.9 million.

Express Energy Inc.

Express Energy Inc. is a Panamanian company with a branch in Greece, and is a related entity owned by the Marinakis family. Express Energy's main activity is to act as a broker for us and for unrelated third parties in transactions for the purchase of lubricants and bunkers from third party suppliers. As of January 1, 2005, we assumed the activities of Express Energy Inc. that relate to the provision of lubricants and bunkers for the vessels in our fleet.

Leases

Capital Ship Management Corp. leases five floors of office space at 3, Iassonos Street, Piraeus, Athens, 18537 Greece from a separate lessor for each floor. Each lessor is a company beneficially owned by the Marinakis family. The basic terms of these leases are set forth below:

•	Lease dated January 1, 2003, entered into by Capital Ship Management Corp. with Forest World as Lessor for use and occupancy of 311 square meters of ground floor storage space through December 31, 2015. We pay Forest World a use and occupancy fee for lease of this space in the amount of €622 per month.

•	Lease dated December 1, 2002 (replaced by lease dated March 1, 2005), entered into with Vanimar Inc. as Lessor for use and occupancy of 156 square meters of office space on the 1st floor through March 1, 2017. We pay Vanimar Inc. a use and occupancy fee for lease of this space in the amount of €360 per month.

•	Lease dated January 1, 2003, entered into with Skyline Holdings Corp. as Lessor for use and occupancy of 304 square meters of office space on the 6th floor through December 31, 2015. We pay Skyline Holdings Corp. a use and occupancy fee for lease of this space in the amount of €1,216 per month.

•	Lease dated March 1, 2005 entered into with Dimension International SA as Lessor for use and occupancy of 363 square meters of basement storage space through March 1, 2017. We pay Dimension International SA a use and occupancy fee for lease of this space in the amount of €800 per month.

•	Lease dated March 1, 2005 entered into with Arch Finance as Lessor for use and occupancy of 150 square meters of office space on the 7th floor through March 1, 2017. We pay Arch Finance a use and occupancy fee for lease of this space in the amount of €500 per month.

We believe that the use and occupancy fee on each of our leases is no greater than would have been incurred with a third party on an arm's length basis at the time we entered into such lease.

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, except for any shares that may be acquired by one of our "affiliates", as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with us and may include our directors, officers and significant stockholders.

The shares of our common stock held by Mr. Marinakis and his family are "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act, under an exemption from registration or in compliance with the resale limitations of Rule 144.

Generally, Rule 144 provides that, beginning 90 days after the date of this offering, a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock; and

•	the average weekly trading volume of the common stock on the open market during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to requirements related to the manner in which the sales may be sold, post-sale notice requirements and the availability of current public information about the issuer.

In the event that any person who is deemed to be our affiliate purchases shares of our common stock in this offering or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by that person are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are thereafter freely tradable without restriction.

Our President and CEO, together with his family, who will beneficially own an aggregate of 46,330,000 shares of common stock after this offering, have signed lock-up agreements under which they have agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending at least 180 days after the date of this prospectus. The foregoing does not prohibit open market purchases and sales of our common stock by such holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner:

•	with the written consent of Goldman Sachs International on behalf of the other underwriters;

•	as a gift or by will or intestacy;

•	to immediate family members;

•	to any trust, partnership or other entity for the direct or indirect benefit of the holder or his or her immediate family; and

•	as a distribution to any affiliate or wholly owned subsidary of the holder;

in each case, so long as the transferee of such shares agrees to be bound by the lock-up agreement.

We expect to enter into a registration rights agreement with the Marinakis family which will entitle the Marinakis family to have all of its shares registered for sale in the public market following the expiration of the "lock-up" period described above.

No prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

General

The following summary of our capital stock is subject in all respects to the BCA and to our Articles and By-laws. Therefore, we refer you to our Articles and By-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Article IV of our Articles describes our objects and purposes, which include any lawful activity for which companies may now or hereafter be organized under the BCA.

Authorized Capitalization

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.001 per share, of which 46,330,000 shares were issued and outstanding immediately prior to the completion of this offering, and 5,000,000 shares of preferred stock, par value $.001 per share, of which no shares were issued and outstanding. Upon consummation of this offering, assuming that the underwriters have not exercised their over-allotment option, we will have outstanding 63,000,000 shares of common stock and no shares of preferred stock. All of our shares of stock are in registered form.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities, other than as described below in "Stockholders' Rights Plan". The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our Articles authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote. Our Articles prohibit cumulative voting.

Our board of directors must consist of at least three and no more than twelve members. The number of directors may be changed only by the affirmative vote of the majority of the entire board of directors.

Until such date as Mr. Marinakis, his spouse, mother, children or their children or a person controlled by any one or group of them (for purposes of this section of the prospectus, the "Permitted

Holder") ceases to control more than 40.1% of our voting stock (such date being referred to herein as the "Trigger Date"), each director will be elected to serve until the next annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation removal, or the earlier termination of his term of office. For a description of director terms after the Trigger Date, see "—Classified Board of Directors" below. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Prior to the Trigger Date, vacancies in the board of directors for any reason, and any created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the members of the board of directors then in office, even if less than a quorum, or by the majority vote of our shareholders. After the Trigger Date, vacancies may only be filled by the vote of not less than a majority of the board of directors then in office, even if less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen, as discussed below in "—Classified Board of Directors", and until their successors shall be elected and qualified.

Stockholder Meetings

Annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Prior to the Trigger Date, special meetings may be called by a majority of the board of directors, by the Permitted Holder, or by stockholders holding not less than a majority of all the outstanding shares entitled to vote at such meeting. After the Trigger Date, special meetings may be called only by a majority of the board of directors or the Permitted Holder. Our board of directors may set a record date between 15 and 30 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Notice Requirements

Prior to the Trigger Date, nominations and stockholder proposals by the Permitted Holder will not be subject to any advance notice procedures in the By-laws.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment for the fair value of their shares. In the event of any amendment to our Articles, a stockholder also has the right to dissent and receive payment for its shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action had a beneficial interest in our common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

Under our Articles, none of our directors shall be liable to us or our stockholders for monetary damages for actions taken in his or her capacity as a director or officer and made in good faith, to the fullest extent that the BCA or any other law of the Republic of the Marshall Islands permits.

Our By-laws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees) to our directors and officers and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our Articles and By-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Articles and By-laws

Several provisions of our Articles and By-laws, which are summarized below, may have anti-takeover effects, particularly after the Trigger Date. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise, which a stockholder may consider in its best interests, and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Articles, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Articles provide that after the Trigger Date our board of directors will be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay stockholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our Articles prohibit cumulative voting in the election of directors. Our By-laws require parties other than the board of directors and, prior to the Trigger Date, the Permitted Holder, to give advance written notice of nominations for the election of directors. Although our Articles provide that directors may be removed with or without cause by a majority vote of shareholders prior to the Trigger Date, once the Trigger Date has occurred, our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors, cast at a special meeting of shareholders called for that purpose. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our Articles and By-laws provide that prior to the Trigger Date, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders or with or without notice by the unanimous written consent of our stockholders. After the Trigger Date, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing.

Our Articles and By-laws provide that, subject to certain exceptions, only our board of directors and/or the Permitted Holder may call special meetings of our stockholders. Accordingly, a stockholder may be prevented from calling a special meeting for stockholder consideration of a proposal over the opposition of our board of directors and stockholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our By-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to our Secretary. Generally, to be timely, a stockholder's notice must be received by our secretary not less than 15 days nor more than 30 days prior to the anniversary date of the preceding year's annual meeting. Our By-laws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Stockholders' Rights Plan

General

Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights will be issued pursuant to a rights agreement between us and a rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights for a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to this offering.

We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

Detachment of the Rights

The rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	10 days following a public announcement that a person or group of affiliated or associated persons, or an "acquiring person", has acquired or obtained the right to acquire beneficial ownership of 20% or more of our outstanding common stock; or

•	10 days following the start of a tender or exchange offer that would result, if closed, in a person's becoming an acquiring person.

Existing stockholders are excluded from the definition of acquiring person for purposes of the rights, and therefore their ownership cannot trigger the rights. In addition, any person that acquires from an existing stockholder common stock that would otherwise result in that person becoming an acquiring person will not become an acquiring person due to that acquisition. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the rights distribution date:

•	our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

•	any new common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person otherwise than pursuant to a permitted offer. The rights agreement generally defines "permitted offer" to mean a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of the members of our board of directors who are independent from the acquiring person or the person making the offer determines to be fair to and otherwise in the best interests of our company and our stockholders.

If a flip-in event occurs and we do not redeem the rights as described under the heading "Redemption of Rights" below, each right, other than any right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

When a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

Flip-Over Event

A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets, cash flow or earning power is sold or transferred.

If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such right.

Antidilution

The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement will not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves to us the right to require prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, a number of rights must be exercised so that we will issue only whole shares of stock.

Redemption of Rights

At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $             per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

•	any person other than our existing stockholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

•	the occurrence of a flip-over event.

Amendment of Terms of Rights

During the time the rights are redeemable, we may amend any of the provisions of the rights agreement, other than by decreasing the redemption price. Once the rights cease to be redeemable, we generally may amend the provisions of the rights agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

•	to shorten or lengthen any time period under the rights agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

Amendment of Articles and By-laws

Generally, our Articles provide that prior to the Trigger Date the affirmative vote of the holders of a majority of the voting power of all outstanding shares of common stock is required for any amendment to, alteration of, change to or repeal of any sections of the Articles, and after the Trigger Date, an 80% supermajority is required. Our board of directors is expressly authorized to make, alter or repeal our By-laws by a vote of not less than a majority of the entire board of directors, and the stockholders may not make additional By-laws and may not alter or repeal any By-law.

Transfer Agent

The registrar and transfer agent for our common stock is The Bank of New York.

CERTAIN MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our Articles and By-laws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. For example, the BCA allows the adoption of various anti-takeover measures such as stockholder "rights" plans. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states of the United States with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a general comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights.

Marshall Islands	Delaware
Stockholder Meetings
• Held at a time and place as designated in the by-laws	• May be held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors
• May be held within or without the Marshall Islands	• May be held within or without Delaware
• Notice:	• Notice:
• Whenever stockholders are required or permitted to take any action at a meeting, written notice shall state the place, date and hour of the meeting and, unless it is the annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting	• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any
• A copy of the notice of any meeting shall be given personally or sent by mail, telegraph, cablegram, telex or teleprinter, not less than 15 nor more than 60 days before the date of the meeting	• Written notice shall be given not less than 10 nor more than 60 days before the meeting
Stockholders' Voting Rights
• Any action required to be taken by a meeting of stockholders or any action which may be taken at a meeting of the stockholders may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the stockholders entitled to vote with respect to the subject matter thereof	• Stockholders may act by written consent to elect directors
• Every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent without a meeting may authorize another person to act for him by proxy	• Any person authorized to vote may authorize another person or persons to act for him by proxy

Marshall Islands	Delaware
• Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote, represented in person or by proxy, constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting	• For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum
• Allows articles of incorporation to provide for cumulative voting, as such term is used in the BCA	• The certificate of incorporation may provide for cumulative voting
Directors
• Board must consist of at least one member	• Board must consist of at least one member
• Number of directors can be changed by an amendment to the by-laws, by the stockholders, or by action of the board	• Number of directors shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate
• If the board is authorized by the by-laws to change the number of directors, whether by amending the by-laws or by taking action under the specific provisions of a bylaw, such amendment or action shall require the vote of a majority of the entire board and no decrease shall shorten the term of any incumbent director
Dissenters' Rights of Appraisal
• Any stockholder shall have the right to dissent from any of the following corporate actions and receive payment of the fair value of his shares: (a) any plan of merger or consolidation to which the corporation is a party; or (b) any sale or exchange of all or substantially all of the property and assets not made in the usual and regular course of business, including a sale in dissolution, but not including a sale pursuant to an order of a court having jurisdiction in the premises or a sale for cash on terms requiring that all or substantially all the net proceeds of sales be distributed to the shareholders in accordance with their respective interest within one year after the date of sale	• Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation
• A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation shall, subject to and by complying with the provisions of the BCA relating to the procedure to enforce shareholders' rights to receive payment for shares, have the right to dissent and to receive payment for such shares if the articles of amendment:

Marshall Islands	Delaware
▸ Alter or abolish any preferential right of any outstanding shares having preferences; or
▸ Create, alter, or abolish any provision or right in respect to the redemption of any outstanding shares; or
▸ Alter or abolish any preemptive right of such holder to acquire shares or other securities; or
▸ Exclude or limit the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class
Stockholders' Derivative Actions
• An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law	• In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complaints or that such stockholder's stock thereafter devolved upon such stockholder by operation of law
• Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort
• Such action in the Republic of the Marshall Islands shall not be discontinued, compromised or settled without the approval of the High Court of the Republic
• Reasonable expenses, including reasonable attorneys' fees may be awarded if the action is successful
• Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000

TAX CONSIDERATIONS

The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to the acquisition, ownership and disposition by a U.S. Holder, as defined below, of our common stock. This discussion does not address the tax consequences of owning common stock that may be relevant to special categories of investors, subject to special rules or treatment, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, persons holding common stock as part of a hedging or conversion transaction or as part of a "straddle", United States expatriates, persons subject to alternative minimum tax, persons whose functional currency is not the United States dollar, and investors in pass-through entities. This discussion deals only with holders who purchase common stock in connection with this offering. You should consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986 (the Code), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. In addition, the discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Capital Maritime & Trading Corp. and its subsidiaries on a consolidated basis. The following discussion does not include any description of the tax laws of any state or local governments within the United States and this discussion does not address any aspects of estate and gift taxation.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income", to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S. source shipping income".

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, as explained more fully below, our gross U.S. source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)    we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

(2)    either

(A)    more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (a "qualified shareholder"), which we refer to as the "50% Ownership Test", or

(B)    our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test".

The jurisdictions where we and our vessel-owning subsidiaries are incorporated, the Marshall Islands, Panama and Malta, grant an "equivalent exemption" to U.S. corporations. In addition, Mr. Marinakis and his family, who, after closing, will own more than 50% of our common stock for United States federal income tax purposes, are residents of countries that grant an "equivalent exemption" to U.S. corporations. Therefore, after this offering and assuming that the common stock continues to be listed on the New York Stock Exchange, we anticipate being able to satisfy both the Publicly-Traded Test and the 50% Ownership Test, as discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market if, with respect to each class of stock that is "regularly traded" (as discussed below), the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. We anticipate that our common stock, which is our sole class of issued and outstanding stock, will be "primarily traded" on the New York Stock Exchange.

Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if it satisfies two requirements. The first requirement, which we refer to as the "listing threshold", will be satisfied if shares of one or more classes of our stock are listed on the market and such class or classes represent 50% or more of the total combined voting power of all classes of stock entitled to vote and of the total value of all of our stock. Since our common stock will be our sole class of stock outstanding and will be listed on the New York Stock Exchange, we will satisfy the listing threshold.

It is further required that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock be traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock, such stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of the stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of our outstanding stock, which we refer to as the "Closely Held Exception".

For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Shareholders", the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC", as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company identified on a SEC Schedule 13G or Schedule 13D filing which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for such purposes.

The regulations provide that the Closely Held Exception will not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be qualified shareholders for purposes of Section 883 to preclude 5% Shareholders in the closely-held group that are not qualified shareholders from owning 50% or more of our common stock for more than half the number of days during such year and we satisfy certain substantiation requirements regarding the identity of our shareholders.

After the closing of this offering, we expect that Mr. Marinakis and his family will own, or will be deemed to own for United States federal income tax purposes, more than 50% of our common stock. Such stock will not be owned, directly or indirectly, through bearer shares. In addition, the relevant members of the Marinakis family, the entities through which they are deemed to own our common stock for United States federal income tax purposes and we intend to comply with the annual substantiation requirements of the Section 883 regulations. As a result, we expect to satisfy both the Publicly Traded Test and the 50% Ownership Test upon the closing of this offering. However, we can give no assurance this will be the case and will continue to be the case after this offering is completed. Furthermore, we might not satisfy the Publicly Traded Test or the 50% Ownership Test if Mr. Marinakis and his family do not continue to own for United States federal income tax purposes more than 50% of our outstanding shares or it they lose their status as Qualified Shareholders.

To the extent the benefits of Code Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Code Section 883 exemption are unavailable and our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S. source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S. source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not currently have or expect to permit circumstances that would result in our having any vessel sailing to or operating in the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S. source shipping income will be "effectively connected" with the conduct of a U.S . trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Code Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

•	is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust,

•	owns the common stock as a capital asset, generally, for investment purposes, and

•	owns less than 10% of our common stock for United States federal income tax purposes.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for United States federal income tax purposes, and, consequently, any distributions generally must be reported as dividend income for U.S. information reporting purposes. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" or, in the case of certain types of U.S. Holders, "financial services income" (for tax years beginning on or before December 31, 2006) or "general category income" (for tax years beginning after December 31, 2006), for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (U.S. Individual Holder) should be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2008) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Any dividends paid by the Company which are not eligible for these preferential rates will be treated as ordinary income to a U.S. Individual Holder. Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or, at the election of the U.S. Individual Holder, the stock's then fair market value) in a share of common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income", then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of passive foreign investment companies below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special and adverse United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we will be a passive foreign investment company in our 2005 taxable year, nor do we expect to become a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we were a passive foreign investment company.

We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund", which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder", the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the qualified electing fund election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock", a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year,

whom we refer to as a "Non-Electing Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

•	the amount allocated to the current taxable year would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder".

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements and backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

PLAN OF DISTRIBUTION

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs International, Bear, Stearns & Co. Inc., Jefferies & Company, Inc., HSBC Securities (USA) Inc., National Bank of Greece SA and Alpha Finance U.S. Corporation are the representatives of the underwriters.

All of the underwriters may sell shares in the global offering. The shares will be sold contemporaneously in all countries in which the underwriters may sell shares. Each underwriter may offer and sell shares anywhere in the United States, which will be effected through the U.S. selling group. The members of the U.S. selling group are: Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Jefferies & Company, Inc., HSBC Securities (USA) Inc., NBGI Securities Inc. and Alpha Finance U.S. Corporation.

Underwriters	Number of Shares
Goldman Sachs International.
Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
HSBC Securities (USA) Inc.
National Bank of Greece SA
Alpha Finance U.S. Corporation
Total	16,670,000

Goldman Sachs International is the global coordinator for this offering.

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,500,500 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions of     % we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 2,500,500 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $       per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

We and our President and Chief Executive Officer, together with his family, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs International on behalf of the other underwriters. This agreement does not apply to any employee benefit plans existing as of the date of this prospectus. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol "CPM". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with this offering, the underwriters may purchase and sell common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of our shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to our shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of our shares to the public" in relation to any of our shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares to be offered so as to enable an investor to decide to purchase or subscribe our shares, as the same may be varied in that Member State by any measure implementing the Prospective Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format will be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

Bear, Stearns & Co. Inc. has agreed to pay a portion of the aggregate underwriting discount that it will receive in connection with this offering to an individual Greek national who introduced Bear, Stearns & Co. Inc. to the Company.

The National Bank of Greece SA provided a loan dated July 24, 2003 to six of our vessel owning companies to partially finance six vessels in an aggregate amount of $25.8 million. The amount currently outstanding under this loan is $20.2 million. The National Bank of Greece SA also provided two loans, each dated November 30, 2004, to two of our vessel owning companies in connection with the purchase of certain vessels. Each loan was for $28.0 million. The amount currently outstanding under each loan is $24.5 million. A portion of the proceeds from this offering will be used to repay these loans. Because National Bank of Greece SA is an underwriter and it may receive more than 10% of the entire net proceeds in this offering, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(h) of the Conduct Rules of the NASD, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720(c)(3) of the conduct rules. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this Prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $3.5 million.

We have agreed to indemnify the several underwriters and the several underwriters have agreed to indemnify us, in each case, against certain liabilities, including liabilities arising under the Securities Act, or to contribute to payments that the other may be required to make in respect thereof.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and our affiliates, for which they received or will receive customary fees and expenses. An affiliate of HSBC Securities (USA) Inc., HSBC Bank plc, has committed to lend up to $55 million to us under a commitment letter dated May 24, 2005 related to one of our new credit facilities. See "Business—Credit Facilities—New Credit Facilities" for a discussion of our new credit facilities. The parent company of Alpha Finance U.S. Corporation, Alpha Bank, provided a loan dated March 1, 2005 to one of our vessel owning companies in connection with the purchase of a vessel for an amount of $26 million. The amount currently outstanding under this loan is $26 million. Alpha Bank also provided two loans, each dated October 8, 2004, to two of our vessel owning companies in connection with the purchase of certain vessels for an amount of $17.5 million each. The amount currently outstanding under each loan is $16 million.

The representatives of the underwriters may be reached at the following addresses:

•	Goldman Sachs International, Peterborough Court, 133 Fleet Street, London EC4A 2BB;

•	Bear, Stearns & Co. Inc., 383 Madison Avenue, New York, New York 10179;

•	Jefferies & Company, Inc., 520 Madison Avenue, 12th Floor, New York, New York 10022;

•	HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, New York 10018;

•	National Bank of Greece SA, 86 Aiolou, Athens 10232, Greece;

•	Alpha Finance U.S. Corporation, 410 Park Avenue, Suite 920, New York, New York 10022.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate our expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$36,102
Printing and Engraving Expenses	120,000
Legal Fees and Expenses	1,500,000
Accountants' Fees and Expenses	1,200,000
NASD Registration Fee	31,173
NYSE Listing Fee	150,000
Transfer Agent's Fees and Expenses	10,000
Miscellaneous Costs	500,000

Total	$3,547,275

LEGAL MATTERS

Cravath, Swaine & Moore LLP, London, England, has advised us on certain U.S. securities law matters in connection with this offering. The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Republic of Marshall Islands and Republic of Marshall Islands tax consequences have been passed upon by Healy & Baillie, LLP, New York, New York. The underwriters have been represented by Sullivan & Cromwell LLP, London, England.

EXPERTS

The consolidated audited financial statements of Capital Maritime & Trading Corp. at December 31, 2004, 2003 and 2002 and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and registration statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain statistical information in this prospectus, including in the section entitled "Industry" has been supplied by E.A. Gibson Shipbrokers Ltd., which has confirmed to us that it accurately describes the matters discussed therein, subject to the availability and reliability of the data supporting the statistical information presented, as indicated in the consent of Gibson filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent public accountants, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with United States generally accepted accounting principles and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but, are required to furnish certain proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer", we are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

GLOSSARY OF TECHNICAL TERMS

Aframax	A tanker with a carrying capacity of 80,000 to 120,000 dwt, which is typically used for carrying crude oil and oil products

Annual survey	The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year

Available days	The total days that a vessel was in our possession for a certain period and available for employment, net of off-hire days associated with major repairs, upgrades, drydockings or special or intermediate surveys

Average number of vessels	The number of vessels that constituted our fleet for a period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of total days in that period

Ballast days	The days on which a ship performs a voyage without cargo on board

Bareboat charter	Contract or hire of a vessel under which the shipowner is usually paid a fixed rate of charterhire for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing (also known as a "demise charter")

Bulk carrier	A vessel that transports dry cargo, such as grain, coal, iron ore, fertilizer and steel. Also sometimes called "dry bulk carrier"

Bunker	Fuel, consisting of fuel oil and diesel, burned in a vessel's engines

Capesize	A bulk carrier with a capacity of 80,000 dwt or more which is typically used for long voyages in the coal, iron ore and grain trades

Charter	A contract for the commercial chartering of a vessel

Charter in	The chartering of a vessel from a third party for the carriage of cargoes controlled by the charterer

Charter out	The chartering of a vessel to a third party for the carriage of cargoes controlled by the third party

Charterer	A person, firm or company hiring a vessel for the carriage of goods or other purposes

Charterhire	The revenue earned by a vessel pursuant to a time charter or voyage charter

Charterparty	A contract covering the transportation of cargo by sea, including the terms of the carriage, remuneration and other terms

Classification society	An independent society which certifies that a vessel has been built and maintained in accordance with the rules of such society and complies with the applicable rules and regulations of the flag state of such vessel and the international conventions of which that country is a member

Commercial management	The management of those aspects of ship owning and operation that relate to obtaining economic value from the vessel, which includes ship financing, purchase and sale, chartering or vessel employment, voyage execution, insurance and claims handling, accounting and corporate administration

Dead Freight	The compensation payable when a quantity of cargo is loaded that is less than the minimum provided in the terms of the charterparty

Demurrage	The penalty paid to owners for exceeding the time allowed for loading and unloading cargo under the terms of a charter

Document of compliance	A document issued to a company which certifies that it complies with the requirements of the ISM Code

Double-hull	Hull construction design in which a vessel has an inner and outer side and bottom separated by void space

Draft	The vertical distance between the waterline and the bottom of a vessel's keel

Dry cargo	Dry bulk commodity cargoes, such as grain, coal, iron ore, fertilizer and steel shipped in an unpackaged state

Drydocking	The removal of a vessel from the water for inspection, maintenance and/or repair of submerged parts

Dwt	Dead weight tonnes, the unit of measurement of weight capacity of vessels, which is the total weight the ship can carry, including cargo, bunkers, water, stores, spares, crew, etc. at a specified draft. Dwt is measured in metric tonne units, each of which is equivalent to 1,000 kilograms

Firm order	A newbuilding order for which a shipbuilding contract has been executed

Flag state	The country where a vessel is registered

Fleet utilization	The percentage of time that our vessels were available for revenue generating days, determined by dividing operating days by available days for the relevant period

Freight	The revenue earned by a vessel pursuant to a voyage charter

Grabs	On-board equipment to load and unload cargo

Gross freight	The total amount of freight prior to deducting commissions and other withholding charges

Handymax	A bulk carrier of 35-59,999 dwt, which is used to carry a wide range of bulk cargoes, including major and minor bulk cargoes. Also refers to a tanker of 30-60,000 dwt

Handysize	Bulk carrier of 25-34,999 dwt, which is used primarily to carry minor bulk cargoes and limited quantities of major bulk cargoes. Also refers to a tanker of 10-30,000 dwt

HELCOM	The Helsinki Commission, which governs safety regulations in the Gulf of Finland

Ice Class 1A	A vessel meeting the requirements for transit through ice with a thickness of 0.8 meters or less

Ice Class 1B	A vessel meeting the requirements for transit through ice with a thickness of 0.6 meters or less

Idle days	Days during which a vessel is idle awaiting employment

IMO	The International Maritime Organization, a United Nations agency that issues international standards for shipping

IMO II and IMO III	Regulations to be implemented by the IMO with respect to the transport of certain cargoes, including edible oils

Intermediate survey	The inspection of a vessel by a classification society surveyor that takes place every two and a half years after the special survey

ISM Code	The International Management Code for the Safe Operation of Ships and for Pollution Prevention adopted by the IMO

Lwt	Light weight tonnes, which measures the weight of the steel parts of a vessel, expressed in metric tonnes

Major bulk	Dry bulk cargoes consisting of iron ore, coal and grain

Medium-range (MR)	A tanker with a carrying capacity of 25-50,000 dwt which is used for carrying a wide variety of products

Minor bulk	Dry bulk cargoes such as forest products, iron and steel products, fertilizers, agricultural products, minerals and petcoke, bauxite and alumina, cement, other construction materials and salt

Newbuilding	A vessel under construction or on order

OBO	Acronym for Oil Bulk Ore carriers, identifying a combination vessel able to transport all three types of cargo

Oil majors	A term used to identify multinational oil companies such as Shell (Stasco), ExxonMobil (IMT), ChevronTexaco, ConocoPhillips, Statoil and BP

Off-hire	The days on which a vessel is not employed due to major repairs, upgrades, drydockings, intermediate surveys and special surveys

Operating costs	The costs of the vessels including crewing costs, insurance, repairs and maintenance, stores, lubricants and administrative expenses (but excluding capital costs, drydocking costs, which are amortized, and voyage costs)

Operating days	The days a vessel is in operation for a period, measured by subtracting idle days from available days

Panamax	A bulk carrier or tanker of 60,000 to 79,999 dwt. Panamax vessels are primarily used to transport major bulks such as crude oil and oil products, although they can also be used to transport certain minor bulks such as fertilizers, ores, petcoke and salt. The name signifies their ability to transit the Panama canal

P&I	Protection and indemnity. This denotes the insurance coverage taken by a ship owner or charterer against third party liabilities such as oil pollution, cargo damage, crew injury or loss of life, etc.

P&I Association	A mutual insurance association providing P&I insurance coverage

Product tanker	A tanker designed to carry a wide variety of liquid products, including clean products (such as refined petroleum products and edible oils) and crude oil. Product/chemical tankers also carry acids and other chemicals. The separated cargo tanks in both types of tankers are coated to prevent product contamination and hull corrosion

Refined petroleum products	The resulting product recovered in an oil refinery at the various stages of processing crude oil, such as fuel oil, diesel and gasoil, kerosene and gasoline

Scrapping	The disposal of old vessels by way of sale as scrap metal

Secondhand vessel	A term used to describe a vessel that is sold or transferred to a party by the party that first employed the vessel after delivery from the shipyard or a by a subsequent transferee

Single-hull	A vessel that does not have a double-hull

Sister ships	One or more vessels of the same specifications typically built at the same shipyard

Slop tanks	Designated tanks within the vessel's system used for the collection of tank washings and residues, often a dual purpose tank also used for cargo when cleaned

Special survey (S/S)	The extensive inspection of a vessel by a classification society surveyor that takes place every five years

Spot market	The market for chartering of a vessel, usually for a single cargo or short-term trading for a period of up to twelve months

Tanker	A vessel that transports liquid (wet) cargoes, such as refined petroleum products, crude oil, edible oils and light chemicals

TCE	Time charter equivalent, a standard industry measurement of the average daily revenue performance of a vessel, calculated net of voyage costs

Technical management	The management of those aspects of ship owning and operation that relate to the physical operation of a vessel, including the provision of crew, routine maintenance, repairs, drydocking, supplies of stores and spares, compliance with all applicable international regulations, safety and quality management, environmental protection, newbuilding plan, design, approval and supervision, and certain technical and financial reporting

Time charter	A charter for an agreed period of time, under which the ship owner is paid on a per day basis and is responsible for operating the vessel and paying the operating costs while the charterer is responsible for paying the voyage costs and bears the risk of any delays at port or during the voyage except where caused by a defect of the ship

Total days	The total days a vessel was in our possession for a period, including idle days and off-hire days associated with major repairs, upgrades, drydockings, special surveys or intermediate surveys

Voyage charter	A charter under which a ship owner is paid freight on the basis of moving cargo from a load port to a discharge port and is responsible for paying both operating costs and voyage costs

Voyage costs	Bunker costs, port charges, canal dues (or tolls) and commissions incurred during the course of a voyage

Vessel operating expenses	These consist of crew expenses, insurance, spare parts, stores and lubricating oils, vessel repairs and surveys, maintenance and other costs

Wet cargo	Liquid cargoes, such as refined petroleum products, crude oil, edible oils and light chemicals

CAPITAL MARITIME & TRADING CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
CAPITAL MARITIME & TRADING CORP.

We have audited the accompanying consolidated balance sheets of Capital Maritime & Trading Corp. (the Company) as of December 31, 2004, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. Our audits also included the condensed financial information listed in the Index as Schedule I: Item 8(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2004, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
June 11, 2005
(except for the effects of the reorganization as disclosed in Notes 1 and 7 as to which the date is June 24, 2005)

CAPITAL MARITIME & TRADING CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share data)

	December 31,
	2004	2003	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	41,885	5,543	—
Restricted cash	4,577	4,119	740
Trade accounts receivable, net	15,351	6,739	1,018
Insurance claims	172	707	299
Due from related parties (Note 3)	475	404	604
Prepayments and other	5,489	2,172	547
Inventories	2,563	1,504	993
Total current assets	70,512	21,188	4,201

Fixed assets, net (Note 4)	352,578	137,843	54,274

OTHER NON CURRENT ASSETS:
Deferred charges, net	3,599	2,613	1,807
Restricted cash (Note 10)	6,535	—	—
Total assets	433,224	161,644	60,282

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	53,244	19,314	5,588
Trade accounts payable	6,188	4,052	2,018
Due to related parties (Note 3)	10,051	3,935	2,711
Accrued liabilities (Note 6)	5,449	3,156	668
Deferred revenue	2,737	1,571	283
Dividends payable	148,136	—	—
Total current liabilities	225,805	32,028	11,268

Long-term debt, net (Note 5)	164,103	76,967	25,590
Contingencies and commitments (Note 10)	—	—	—

STOCKHOLDERS' EQUITY:
Common stock, $0.001 par value; 200,000,000 authorized: 46,330,000 issued, and outstanding (Note 7)	46	46	46
Preferred stock, $0.001 par value; 5,000,000 authorized: none issued	—	—	—
Additional paid-in capital (Note 7)	93,966	41,794	22,749
Retained earnings (accumulated deficit)	(50,696)	10,809	629
Total stockholders' equity	43,316	52,649	23,424
Total liabilities and stockholders' equity	433,224	161,644	60,282

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2004	2003	2002
REVENUES:
Time and voyage charter revenues	182,214	72,962	16,319
Charter revenue from related parties (Note 3)	6,607	4,821	1,270
Total revenues	188,821	77,783	17,589

EXPENSES:
Voyage expenses	17,614	8,103	1,607
Voyage expense – related parties (Notes 3 and 8)	13,202	7,625	1,369
Vessel operating expenses (Note 8)	30,977	18,755	6,306
Depreciation and amortization	18,225	10,636	3,422
General and administrative expenses	3,115	1,160	271
Operating expenses – related parties (Notes 3 and 8)	2,787	2,660	1,440
Executive management services (Note 7)	857	824	787
Gain on sale of vessels	(47,155)	—	—
Operating income	149,199	28,020	2,387

OTHER INCOME (EXPENSES), NET:
Interest expense	(3,595)	(1,939)	(776)
Interest income	513	39	53
Foreign currency gains, net	118	20	17
Total other expenses, net	(2,964)	(1,880)	(706)

Net income	146,235	26,140	1,681

Net income per share, basic and diluted	3.16	0.56	0.04

Weighted average number of shares, basic and diluted	46,330,000	46,330,000	46,330,000

Pro forma (unaudited) net income per share, basic and diluted (Note 11)	2.90

Pro forma (unaudited) weighted average number of shares, basic and diluted (Note 11)	50,430,333

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands of U.S. dollars, except share data)

		Common Stock
	Comprehensive Income	Number of Shares	Par Value	Additional Paid-in Capital	(Accumulated Deficit)/Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2002		46,330,000	46	16,239	7,277	23,562

Net Income	1,681	—	—	—	1,681	1,681
Capital Contributions	—	—	—	6,510	—	6,510
Dividend Distribution	—	—	—	—	(8,329)	(8,329)
Comprehensive Income	1,681
Balance, December 31, 2002		46,330,000	46	22,749	629	23,424

Net income	26,140	—	—	—	26,140	26,140
Capital Contributions	—	—	—	19,045	—	19,045
Dividend Distribution	—	—	—	—	(15,960)	(15,960)
Comprehensive income	26,140
Balance, December 31, 2003		46,330,000	46	41,794	10,809	52,649

Net income	146,235	—	—	—	146,235	146,235
Capital Contributions	—	—	—	52,172	—	52,172
Dividend Distribution	—	—	—	—	(207,740)	(207,740)
Comprehensive income	146,235
Balance, December 31, 2004		46,330,000	46	93,966	(50,696)	43,316

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year ended December 31,
	2004	2003	2002
Cash Flows from Operating Activities:
Net income	146,235	26,140	1,681
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	16,359	9,562	2,905
Amortization of deferred charges	1,866	1,075	517
Amortization of debt discount	247	155	55
Executive management services	857	824	787
Gain on sale of vessels	(47,155)	—	—
Changes in operating assets and liabilities:
Trade accounts receivables	(8,612)	(5,721)	53
Due from related parties	(71)	200	5,730
Insurance claims	535	(408)	(290)
Prepayments and other	(3,317)	(1,625)	(790)
Inventories	(1,059)	(511)	(781)
Deferred charges	(3,377)	(1,881)	(2,086)
Restricted cash	(6,535)	—	—
Trade accounts payable	2,136	2,034	1,813
Due to related parties	(2,792)	1,224	2,467
Accrued liabilities	2,293	2,488	215
Deferred revenue	1,166	1,288	193
Net cash provided by operating activities	98,776	34,844	12,469
Cash Flows from Investing Activities:
Vessel acquisitions	(200,521)	(92,116)	(15,956)
Vessel advances – newbuildings	(50,377)	—	(7,019)
Vessel advances – other vessel acquisitions	(3,300)	(966)	—
Proceeds from sale of vessels	71,146	—	—
Acquisition of other assets	(362)	(49)	—
Net cash used in investing activities	(183,414)	(93,131)	(22,975)
Cash Flows from Financing Activities:
Proceeds from issuance of long-term debt	153,115	71,558	16,266
Repayments of long-term debt	(32,296)	(6,610)	(3,366)
Capital contributions	51,315	18,221	5,723
Restricted cash	(458)	(3,379)	(740)
Dividends paid	(50,696)	(15,960)	(8,329)
Net cash provided by financing activities	120,980	63,830	9,554
Net increase/(decrease) in cash and cash equivalents	36,342	5,543	(952)
Cash and cash equivalents at beginning of year	5,543	—	952
Cash and cash equivalents at end of year	41,885	5,543	—

Supplemental cash flow information:

Cash paid for loan interest amounted to $2,053, $1,336 and $594 for the years ended December 31, 2004, 2003 and 2002, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)

1.    Basis of Presentation and General Information

CAPITAL MARITIME & TRADING CORP. ("Capital" or the "Company") was incorporated under the laws of the Marshall Islands on March 10, 2005, in connection with a reorganization to serve as a holding company for (i) 41 vessel-owning companies, (ii) 18 vessel-owning companies for new building vessels under construction (the "newbuildings") and (iii) one vessel management company ("Capital Ship Management Corp." or the "Manager"), (collectively, the "Contributed Companies," as listed in the table below). Prior to the reorganization, the Contributed Companies and Capital were indirectly wholly-owned by the Marinakis family (the "Marinakis Family"), consisting of the Company's Chief Executive Officer, Mr. Evangelos Marinakis, and his mother, Mrs. Eirini Marinakis. The reorganization included the following transactions:

(a)	Mrs. Eirini Marinakis ("IM") established a Lichtenstein Foundation ("IM Foundation"), which has as current life beneficiary IM. Through IM Foundation, IM also established a Marshall Islands company ("IM Holding Corp."). Mr. Evangelos Marinakis ("EM") established a Marshall Islands company ("EM Holding Corp.").

The Marinakis Family contributed their shares in the Contributed Companies to Capital, in exchange for common stock of Capital.

(b)	The Marinakis Family transferred all of their shares of Capital to EM Holding Corp. and IM Holding Corp., which are wholly owned by EM and the IM Foundation, respectively.

Following completion of the reorganization, the Contributed Companies are wholly owned subsidiaries of Capital.

The incorporation of Capital and the contribution of the Contributed Companies, represents a reorganization of entities under common control, since the owners before and after the reorganization are the Marinakis Family, and have been accounted for in a manner similar to a pooling of interests for the periods presented. Accordingly, the financial statements of the Company have been presented using historical carrying costs of the Contributed Companies. The consolidated financial statements have also been prepared on the basis that Capital existed for all periods presented and was the sole shareholder of the Contributed Companies in all such periods.

The consolidated financial statements include the following subsidiaries:

Company	Country of Incorporation	Name of Vessel Owned by Subsidiary
Vessel owning companies — operating
Active Shipmanagement Corp.	Marshall Islands	M/T Amadeus **
Active Tankers Shipmanagement S.A.	Marshall Islands	M/T Active
Aspen Consulting Company	Marshall Islands	M/T Aristos II
Astrid Navigation Co.	Marshall Islands	M/T Amigo
Blake Maritime Inc.	Marshall Islands	M/T Athlos
Bolero Shipping Ltd	Malta	M/V Miltiadis Junior *
Calais Shipholding Co.	Marshall Islands	M/T Amor
Capitol Shipmanagement Co.	Marshall Islands	M/T Ayrton **
Chantel Marine Corp.	Marshall Islands	M/T Amorito
Dardanos Shipping Company Limited	Malta	M/V Napoleon
Dynamic Management Co.	Marshall Islands	M/T Archon
Figaro Shipping Ltd	Malta	M/T Alexandros
FlagShip Company Limited	Malta	M/V Miltiadis M *

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

Company	Country of Incorporation	Name of Vessel Owned by Subsidiary
Fleet Shipping S.A.	Marshall Islands	M/T Laertis
Geraldine Shipping Limited	Malta	M/T Leader M
Gleamer Shipping Ltd	Malta	M/V Megas Alexandros
Globe Lake Navigation Ltd	Malta	M/V Apollonas **
Highbury Management Company	Marshall Islands	M/V Apostolos II
Hutton Shipholding Corp.	Marshall Islands	M/T Mon Ami
Indigo Shipping Company	Marshall Islands	M/V Miltiadis II
Jet Maritime Corp.	Marshall Islands	M/T Vancouver Spirit
Karmaton Finance Limited	British Virgin Islands	M/V Mineral Trader *
Magic Star Shipping Co. Ltd	Malta	M/T Aristotelis
Marine Pilot Ltd.	Marshall Islands	M/T Archimidis
Milagros Navigation Co.	Marshall Islands	M/V Ayrton II
Monocrat Shipping Company Limited	Cyprus	M/V Apostolos *
Moondance Marine Limited	Malta	M/T Fighter
Nuse Shipping Ltd	Marshall Islands	M/T Aktor
Ocean Village Maritime S.A.	Panama	M/T Miltiadis M (NB)
Odette Marine Corp.	Marshall Islands	M/T Alegro Double
Oro Shipmanagement Ltd.	Marshall Islands	M/T Aias
Palladium Shipmanagement Inc.	Marshall Islands	M/T Asterix I
Prelude Shipmanagement Ltd.	Marshall Islands	M/V Miltiadis Junior II
Russell Marine Inc.	Marshall Islands	M/T Aris Double
Ship Power Marine S.A.	Marshall Islands	M/T Victoria Spirit
Skydance Marine Ltd	Malta	M/V Father M.
Star Glory Shipping Limited	Cyprus	M/V Miltiadis *
Vague Shipping Ltd	Malta	M/T Agamemnon
Vortimer Marine Inc.	Marshall Islands	M/V Alterego
Web Shipping Company Ltd	Malta	M/V Giorgos
Zoom Shipping Ltd	Malta	M/T Achilleas
* Sold in 2004
** Sold in 2005
(NB)—Newbuilding
Management Company:
Capital Ship Management Corp.	Panama	—

Vessel owning companies — newbuildings
Adrian Shipholding Inc.	Marshall Islands	M/T Alkiviadis
Apollonas Shipping Company	Marshall Islands	M/T Avax
Atlantas Shipping Company	Marshall Islands	M/T Aristidis
Belrose Maritime Inc.	Marshall Islands	M/T Adonis
Canvey Shipmanagement Ltd.	Marshall Islands	M/T Assos
Carnation Shipping Company	Marshall Islands	M/T Arionas
Centurion Navigation Limited	Marshall Islands	M/T Aktoras
Epicurus Shipping Company	Marshall Islands	M/T Atrotos

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

Company	Country of Incorporation	Name of Vessel Owned by Subsidiary
Forbes Maritime Co.	Marshall Islands	M/T Aristofanis**
Gladiator Marine Inc.	Marshall Islands	M/T Aris
Iraklitos Shipping Company	Marshall Islands	M/T Axios
Laredo Maritime Inc.	Marshall Islands	M/T Akeraios
Lorenzo Shipmanagement Inc.	Marshall Islands	M/T Apostolos
Polarwind Maritime S.A.	Marshall Islands	M/T Agisilaos
Ross Shipmanagement Co.	Marshall Islands	M/T Attikos*
Shipping Rider Co.	Marshall Islands	M/T Atlantas
Splendor Shipholding S.A.	Marshall Islands	M/T Anemos
Tempest Maritime Inc.	Marshall Islands	M/T Aiolos

*	Delivered in January 2005.

**	Delivered in June 2005.

The Company is engaged in the ocean transportation services of crude and refined petroleum and dry cargo products. No charterers accounted for more than 10% of voyage charter revenue in 2004 and 2003. During 2002, two charterers accounted for 15% and 12%, respectively of voyage revenue.

2.    Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)	Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Deferred revenue represents cash received prior to the balance sheet date and is related to revenue earned after such date.

For vessels operating in pooling arrangements, the Company earns a percentage of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool's participant, including the Company, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Net revenue under pooling arrangements is recognized when earned in accordance with the agreed-upon formula.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when the amount is fixed or determinable and collection is reasonably assured. Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. All other voyage expenses and other vessel operating expenses are expensed as incurred.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets that utilize the U.S. dollar as the functional currency. The accounting records of the Company are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions are included in foreign currency gains and losses, net in the accompanying statements of income.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Certain of the Company's loan agreements require the Company to fund a loan retention account in the name of the vessel-owning subsidiary. The amount deposited is equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest that will fall due on the repayment date. Also, there are instances of disputes for which the Company is obliged to deposit money in restricted accounts in order to release its vessels from arrest proceedings.

(g)	Trade Accounts Receivable, Net: The amount shown as trade accounts receivable, net at each balance sheet date, reflects the estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. As of December 31, 2004, 2003, and 2002, no allowance for doubtful accounts was required.

(h)	Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim. Claims are submitted to the insurance company, which may increase or decrease the claim amount. Such adjustments are recorded in the period they are known and have not been material to the Company's financial position or results of operation in 2004, 2003 and 2002.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)	Fixed Assets, Net: Fixed assets, net consist primarily of vessels. The vessels are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expenses as incurred. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of new vessels at 25 years, which is consistent with industry practice. Acquired secondhand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. As of the date of their acquisition the remaining estimated useful life of the Company's secondhand vessels was 3 to 20 years.

(k)	Impairment of Long-lived Assets: The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the appraised fair value of the asset. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. No impairment loss was recorded in 2004, 2003 or 2002.

(l)	Deferred Charges: The Company's vessels are required to be inspected and re-licensed from time to time. The inspection and re-licensing includes special surveys every five years and intermediate surveys/dry-docking every two to three years for inspection of underwater parts. The Company defers the costs for these inspections as they are incurred and amortizes them on a straight-line basis over the respective licensing period, which ranges from 2.5 years to 5 years. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. At December 31, 2004, 2003 and 2002, all deferred charges were being amortized over 2.5 years. The unamortized portion of special survey and dry-docking costs for vessels that are sold are written off to income when the vessel is sold.

(m)	Debt Discount: Fees paid to lenders for obtaining new loans or refinancing existing loans are capitalized and recorded as a contra to debt. Debt discount is amortized to interest expense over the term of the respective loan using the effective interest rate method.

(n)	Pension and Retirement Benefit Obligations: Certain of the Company's employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no obligation for these benefits. The cost recognized as expense associated with the Company's contributions was $191, $23 and $0 for the years ended December 31, 2004, 2003 and 2002, respectively.

(o)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas. The Company does not obtain rights to collateral to reduce its credit risk.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

(p)	Income Taxes: The Company is not liable for the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses.

(q)	Net Income Per Share: Basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company has no outstanding securities or other similar contracts which would dilute net income per share.

(r)	Recent Accounting Pronouncements: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, the enterprise would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in the financial statements of the primary beneficiary. In 2004, the Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003. For entities created after January 2003, the Company adopted FIN 46R in 2003. The adoption of FIN 46R in 2003 for entities created after January 2003 and in 2004 for entities created prior to January 2003, did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(s)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

3.    Transactions with Related Parties

Transactions with related parties consisted of the following:

	For the year ended December 31
	2004	2003	2002
Charter revenues:
Express Sea Transport Corporation (a)	6,607	4,821	1,270

Voyage expenses:
Express Energy Inc. (g)	11,724	6,981	1,235
Curzon Maritime Limited (c)	897	367	108
Curzon Shipbrokers Corporation (d)	581	277	26
	13,202	7,625	1,369
Vessel operating expenses:
Express Energy Inc. (g)	—	459	288
Management fees:
Barclay Shipping Limited (b)	2,754	2,170	1,152
General and administrative expenses:
Forest World S.A.(e)	10	9	—
Vanimar Inc. (f)	6	5	—
Skyline Holdings Corp. (f)	17	17	—
Total operating expenses — related parties	2,787	2,660	1,440

	December 31,
	2004	2003	2002
Due from related parties
Barclay Shipping Limited (b)	—	345	604
Express Sea Transport Corporation (a)	475	—	—
Curzon Maritime Limited (c)	—	59	—
	475	404	604
Due to related parties
Barclay Shipping Limited (b) and Note 7(d)	8,908	3,093	2,059
Curzon Shipbrokers Corporation (d)	11	195	26
Curzon Maritime Limited (c)	—	—	22
Express Energy Inc. (g)	1,072	615	604
Forest World S.A. (e)	18	9	—
Skyline Holdings Corp. (f)	32	18	—
Vanimar Inc. (f)	10	5	—
	10,051	3,935	2,711

The Company, together with the related parties mentioned below, are under the common control of the Marinakis Family. Details of the related parties are listed below as follows:

(a)	Express Sea Transport Corporation ("ESTC"): ESTC is a company incorporated in Panama, with a branch office in Greece, under law 89/1967. ESTC is involved in the business of chartering in

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

and chartering out primarily dry bulk carrier vessels on a voyage or time basis. From time to time the Company charters its vessels to ESTC under short-term time charter arrangements. The Company has recorded charter revenues from ESTC of $6,607, $4,821 and $1,270 for the years ended December 31, 2004, 2003 and 2002, respectively. As of January 1, 2005, the Company no longer enters into any new chartering arrangements with ESTC.

(b)	Barclay Shipping Limited ("Barclay"): Certain of the ship-owning companies included in the consolidated financial statements have had a management agreement with Barclay, a Liberian corporation, to provide operating, technical and chartering ship management services for a monthly management fee of $18 per vessel ($15 per vessel prior to 2004). Barclay has a branch office registered in Greece under the provisions of law 89/1967. Additionally, Barclay handled the cash management of certain of the vessels under its management. Under the terms of the management agreement, management fees for operating the vessels for the year ended December 31, 2004, 2003 and 2002, amounted to $2,754, $2,170 and $1,152, respectively. As of January 1, 2005, the commercial and technical management of all of the vessels managed by Barclay, with the exception of one vessel, was transferred to Capital Ship Management Corp., a wholly owned subsidiary of the Company.

(c)	Curzon Maritime Limited ("CML"): CML is registered in the United Kingdom. Its main activity is to act as a broker in arranging charters for dry cargo vessels for which CML charges a brokerage commission of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $897, $367 and $108, for the years ended December 31, 2004, 2003 and 2002, respectively.

(d)	Curzon Shipbrokers Corporation ("CSC"): CSC is registered in Greece. Its main activity is to act as a broker in arranging charters for wet and dry cargo vessels for which CSC charges a brokerage commission of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $581, $277 and $26, for the years ended December 31, 2004, 2003 and 2002, respectively.

(e)	Through its subsidiary, Capital Ship Management Corp., the Company has entered into a lease agreement with Forest World S.A., for the rental by the Manager of a 311 square meter warehouse, for the monthly fee of $0.8 per month. The contract expires on December 31, 2015.

(f)	Capital Ship Management Corp. has entered into two separate lease agreements with Vanimar Inc. and Skyline Holding Corp., for the rental by the Manager of certain office premises. The combined monthly fee under these leases is $1.9 per month. The contracts will expire on December 31, 2008, and December 31, 2015.

(g)	Express Energy Inc. ("EEI"): EEI is registered in Greece and its main activity is to act as a broker for the supply of bunkers and lubricants to the Company and to other parties. Total supplies provided to the Company through the brokering activity of EEI amounted to $12,361, $7,604 and $1,914 for the years ended December 31, 2004, 2003 and 2002, respectively, of which $11,724, $7,440 and $1,523 was expensed in 2004, 2003 and 2002, respectively, and are included in voyage expense-related parties and operating expenses-related parties. As of January 1, 2005, the Company no longer enters into these brokering arrangements with EEI.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)   (continued)

4.    Fixed Assets, Net

The major classes of fixed assets are the following at December 31:

	2004	2003	2002
Cost:
Vessels	323,278	153,910	54,776
Advances for acquisition of vessels	53,677	966	7,018
Other fixed assets	411	49	—
	377,366	154,925	61,794
Accumulated depreciation	(24,788)	(17,082)	(7,520)
Fixed Assets, Net	352,578	137,843	54,274

The Company's vessels, having total net book value of $288,725 at December 31, 2004, have been provided as collateral to secure bank loans.

During 2004, the Company disposed of five vessels as part of implementing its strategy to modernize and expand its fleet of vessels, for total consideration of $71,146. The total net book value, including unamortized deferred charges, amounted to $23,991.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)

5.    Long-Term Debt, Net

Long-term debt consists of the following at December 31:

			2004		2003		2002
	Bank loans	Vessel	Amount	Rate %	Amount	Rate %	Amount	Rate %
a.	Issued May 30, 1998, maturing May 30, 2005	M/V Apostolos	—	—	1,588	2.28%	2,066	2.51%
b.	Issued October 8, 1999, maturing October 8, 2004 (M/V Father M) and June 3, 2004 (M/V Miltiadis M)	M/V Father M and M/V Miltiadis M	—	—	1,821	2.28%	2,425	2.51%
c.	Issued July 27, 2000, maturing July 27,2004	M/V Mineral Trader	—	—	1,324	2.28%	1,746	2.51%
d.	Issued July 12, 2000, maturing July 12, 2008	M/V Miltiadis	—	—	7,972	2.28%	8,962	2.51%
e.	Issued July 12, 2002, maturing July 12, 2007	M/T Leader M	2,949	3.71%	3,624	2.65%	4,299	2.88%
f.	Issued May 29, 2002 maturing May 29,2006	M/V Napoleon and M/T Fighter	2,161	3.78%	4,316	2.53%	5,227	2.76%
g.	Issued October 18, 2002, maturing October 18, 2005	M/V Giorgos	1,997	3.58%	2,690	2.60%	3,379	2.76%
h.	Issued November 4, 2002, maturing November 4, 2005	M/V Megas Alexandros	1,542	3.33%	2,311	2.31%	3,074	2.57%
i.	Issued January 2, 2003, maturing January 2, 2006	M/V Miltiades Junior	—	—	2,856	2.53%	—	—
j.	Issued January 23, 2003, maturing January 23,2007	M/T Laertis	2,113	3.42%	2,610	2.65%	—	—
k.	Issued July 28, 2003 and August 22, 2003, maturing July 28, 2007 (M/T Aktor, M/T Alexandros, M/T Aristotelis, M/T Achilleas and M/T Agamemnon) and August 22, 2013 (M/T Miltiadis M)	M/T Aktor and M/T Alexandros and M/T Aristotelis and M/T Achilleas and M/T Agamemnon and M/T Miltiadis M	43,647	2.77%	51,246	2.52%	—	—
l.	Issued July 22, 2003, maturing July 22, 2009	M/T Amor and M/T Athlos	6,619	3.42%	7,693	2.62%	—	—
m.	Issued December 17, 2003, maturing December 17, 2009	M/V Apollonas	4,672	3.60%	6,260	2.41%	—	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

			2004		2003		2002
	Bank loans	Vessel	Amount	Rate %	Amount	Rate %	Amount	Rate %
n.	Issued March 22, 2004, maturing March 22, 2006	M/T Ayrton	2,717	3.58%	(30)	—	—	—
o.	Issued February 10, 2004, maturing February 10, 2006	M/T Aias	1,682	3.44%	—	—	—	—
p.	Issued March 2, 2004, maturing March 2, 2008	M/T Aristos II	4,017	3.80%	—	—	—	—
q.	Issued October 18, 2004, maturing October 18, 2014	M/V Miltiadis Jr II	17,426	3.25%	—	—	—	—
r.	Issued November 2, 2004, maturing November 2, 2014	M/V Apostolos II	17,427	3.50%	—	—	—	—
s.	Issued October 4, 2004, maturing October 4, 2014	M/V Miltiadis II	21,943	3.16%	—	—	—	—
t.	Issued November 9, 2004, maturing November 9, 2006	M/T Mon Ami	3,776	4.27%	—	—	—	—
u.	Issued November 5, 2004, maturing November 3, 2008	M/T Archimides	10,451	4.11%	—	—	—	—
v.	Issued November 12, 2004, maturing November 12, 2008	M/T Archon	9,959	3.77%	—	—	—	—
w.	Issued November 30, 2004, maturing November 30, 2012	M/T Vancouver Spirit	27,902	3.97%	—	—	—	—
x.	Issued December 7, 2004, maturing December 7, 2012	M/T Victoria Spirit	27,902	3.98%	—	—	—	—
y.	Issued December 21, 2004, maturing December 21, 2006	M/T Amadeus	3,225	4.07%	—	—	—	—
z.	Issued December 21, 2004, maturing December 21, 2006	M/T Asterix I	3,225	4.07%	—	—	—	—
aa.	Loan fee for loan issued January 20, 2005, maturing January 20, 2007	M/T Active	(5)	—	—	—	—	—
	Total		217,347		96,281		31,178
	Less: Current portion		53,244		19,314		5,588
	Long-term portion		164,103		76,967		25,590

All of the above bank loans bear interest at LIBOR plus a margin payable quarterly or semi-annually. Each bank loan is secured by a first preferred mortgage on the respective vessel or vessels and a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Certain loans also require additional security, including: cash collateral; interest bearing loan anticipation account with the bank; corporate guarantee of the management company;

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

letter of undertaking of the management company; mortgage insurance interest; or personal guarantee. The Company's weighted average interest rate for the years ended December 31, 2004, 2003 and 2002 was 3.51%, 2.78% and 3.37%, respectively, as at year end.

In accordance with the covenants in certain of these loan agreements, the Company's restricted cash on deposit with the applicable lending banks as of December 31, 2004, 2003 and 2002 in the aggregate amounted to $4,577, $4,119 and $740, respectively. The loan agreements contain other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels and the payment of dividends without the applicable bank's prior consent as well as minimum requirements as to the applicable vessel's or vessels' market value and insured value in relation to the outstanding balance of the applicable loan.

The required annual loan principal payments per bank loan to be made subsequent to December 31, 2004 are as follows:

	Bank Loans[1]
Year	e.	f.	g.	h.	j.	k.	l.
2005	680	586	2,000	1,548	500	6,700	1,080
2006	680	1,597	—	—	500	6,700	1,080
2007	1,610	—	—	—	1,125	11,610	1,080
2008	—	—	—	—	—	1,760	1,080
2009	—	—	—	—	—	1,760	2,330
2010 and thereafter	—	—	—	—	—	15,315	—
TOTAL	2,970	2,183	2,000	1,548	2,125	43,845	6,650
Less debt discount	21	22	3	6	12	198	31
	2,949	2,161	1,997	1,542	2,113	43,647	6,619

	Bank Loans[1]
Year	m.	n.	o.	p.	q.	r.	s.
2005	4,700	1,000	600	900	3,000	3,000	4,500
2006	—	1,750	1,100	900	2,000	2,000	3,000
2007	—	—	—	900	1,500	1,500	1,250
2008	—	—	—	1,350	950	950	1,250
2009	—	—	—	—	950	950	1,250
2010 and thereafter	—	—	—	—	9,100	9,100	10,750
TOTAL	4,700	2,750	1,700	4,050	17,500	17,500	22,000
Less debt discount	28	33	18	33	74	73	57
	4,672	2,717	1,682	4,017	17,426	17,427	21,943

[1]	The bank loans listed under a-aa in this table correspond to the loans listed as a-aa in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

	Bank Loans[1]
Year	t.	u.	v.	w.	x.	y.	z.	aa.	TOTAL
2005	1,400	2,250	1,800	7,000	7,000	1,500	1,500	—	53,244
2006	2,400	2,250	1,800	4,000	4,000	1,750	1,750	—	39,257
2007	—	2,250	1,800	3.000	3,000	—	—	—	30,625
2008	—	3,750	4,600	2,200	2,200	—	—	—	20,090
2009	—	—	—	2,200	2,200	—	—	—	11,640
2010 and thereafter	—	—	—	9,600	9,600	—	—	—	63,465
TOTAL	3,800	10,500	10,000	28,000	28,000	3,250	3,250	—	218,321
Less debt discount	24	49	41	98	98	25	25	5	974
	3,776	10,451	9,959	27,902	27,902	3,225	3,225	(5)	217,347

[1]	The bank loans listed under a-aa in this table correspond to the loans listed as a-aa in the table above.

6.    Accrued Liabilities

Accrued liabilities consist of the following at December 31:

	2004	2003	2002
Accrued wages and crew expenses	1,431	318	187
Accrued loan interest & loan fees	1,416	226	98
Accrued voyage expenses and commission	1,199	1,472	155
Accrued payable for newbuildings	765	765	—
Accrued insurance	245	161	57
Others	393	214	171
	5,449	3,156	668

7.    Stockholders' Equity

(a)	Formation: The Company was formed on March 10, 2005, and its common stock at inception consisted of 500 shares authorized with no par value. On June 2, 2005, the Company amended its Articles of Incorporation. Under the Company's Amended and Restated Articles of Incorporation, the Company increased its authorized capital stock to 200,000,000 shares (all in registered form), consisting of 200,000,000 shares of common stock, par value $0.001, per share. In addition, the Company, at the time of the amendment of its Articles of Incorporation, cancelled the existing 500 shares with no par value. In connection with the reorganization discussed in Note 1, 46,330,000 shares of common stock were issued in exchange for the contribution of the Contributed Companies.

The amounts shown in the accompanying consolidated balance sheets as additional paid-in capital represent (i) payments made by the Marinakis Family at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and (ii) the value of executive management services provided by Mr. Marinakis, as acting CEO, to the Company at no additional charge by Barclay Shipping Limited. The capital contributions relating to the acquisition of vessels amounted to $51,315, $18,221 and $5,723, in 2004, 2003 and 2002, respectively. The value of the executive services provided by Mr. Marinakis was estimated at $857, $824, and $787, for the years ended December 31, 2004, 2003 and 2002, respectively, and is recorded as executive management services in the accompanying consolidated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

statements of income and as contributions to additional paid-in capital in the related consolidated statements of stockholders' equity. On May 25, 2005, the Company entered into a direct employment agreement with Mr. Marinakis who will provide executive management services, in the capacity as Chief Executive Officer of the Company, which was previously provided by Barclay Shipping Limited at no additional cost. The estimated value of the above services was determined by reference to the amounts in Mr. Marinakis employment agreement, discounted for the effect of the salary increases during the years 2004 (4.92%), 2003 (4.00%) and 2002 (4.75%) as determined by the collective bargaining agreements governing the employment of shoreside personnel by shipping companies in Greece, which approximate inflation rates.

(b)	Preferred Stock: Under the Company's amended and restated Articles of Incorporation, the Company's board of directors has the authority to issue shares of preferred stock (5,000,000 shares authorized, $0.001 par value) from time to time in one or more series, to fix the number of shares and terms of each such series and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions. The preferred stock may have different voting rights from the common stock. The Company's board of directors has not authorized the issuance of any preferred stock at December 31, 2004.

(c)	Dividends: Under the Company's Amended and Restated Articles of Incorporation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will share equally on a per share basis any dividends when declared by the Company's board of directors. However, the declaration and payment of dividends is, in certain circumstances, subject to obtaining consents from the Company's bank lenders. The Company has obtained the required consents from its lenders for the payment of dividends relating to the Company's earnings through December 31, 2004, accordingly, no retained earnings are restricted at December 31, 2004. The Company declared dividends of $158,132, $15,960 and $8,329 during the years ended December 31, 2004, 2003 and 2002, respectively, and paid dividends of $50,696, $15,960 and $8,329 in 2004, 2003 and 2002, respectively, (dividends per share were $1.09, $0.34 and $0.18 for the years ended December 31, 2004, 2003 and 2002, respectively). The Company's earnings subsequent to December 31, 2004, are restricted and cannot be distributed without additional consents from the Company's lenders, for which the Company has obtained such consents for earnings through March 31, 2005. From January 1, 2005 to June 10, 2005, the Company declared dividends amounting to $40,700 relating to earnings through March 31, 2005, which has been recorded as dividends payable at December 31, 2004.

(d)	Other transactions with stockholders: Barclay has the right to receive commission payments from Hyundai Mipo Dockyard Co. Ltd. in respect of certain newbuildings on order by Capital from the ship yard. These commission payments are fixed in amount and approximate 2% of the total contract price per newbuilding. On June 6, 2005, the Company entered into a Commission Receivables Sale Agreement with Barclay pursuant to which Barclay sold the right to receive commissions that become payable after April 13, 2005. Barclay is under common control with the Company and has no historical cost basis in the rights being transferred to the Company under the Commission Receivables Sale Agreement. The purchase price payable by the Company to Barclay is $8,908, which has been accounted for as a dividend to the Marinakis Family. Commissions received by the Company from the ship yard will be accounted for as a reduction of the related vessel acquisition cost.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

8.    Voyage Expenses and Vessel Operating Expenses

Voyage expenses and Vessel operating expenses consist of the following for the years ended December 31:

	2004	2003	2002
Voyage expenses	17,614	8,103	1,607
Voyage expense – related parties (Note 3)	13,202	7,625	1,369
	30,816	15,728	2,976
Voyage expenses consist of:
Port charges	9,567	4,751	783
Bunkers	11,543	6,153	1,085
Commissions	8,370	3,839	769
Other	1,336	985	339
	30,816	15,728	2,976

	2004	2003	2002
Vessel operating expenses	30,977	18,755	6,306
Vessel operating expenses – related parties (Note 3)	—	459	288
	30,977	19,214	6,594
Vessel operating expenses consist of:
Crew costs and related costs	15,762	9,813	3,544
Insurance	4,863	3,667	1,301
Spares, repairs, maintenance and other	6,190	3,102	764
Stores and lubricants	4,103	2,632	985
Management fees – third party	59	—	—
	30,977	19,214	6,594

9.    Income Taxes

Under the laws of the countries of the vessel-owning subsidiaries' incorporation and/or vessels' registration, these companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Furthermore, the Company has been exempt from United States federal income taxation on U.S. source shipping income. However, in the future the Company might not continue to satisfy these requirements, specifically the 50% Ownership Test or be able to satisfy the Publicly-Traded Test if the owners of more than 50% of the value of the Company's outstanding shares were to change. Accordingly, the Company may be subject to United States federal income taxation on U.S. source shipping income earned in the future.

10.    Contingencies and Commitments

Contingencies:

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

environmental claims, agents, insurers and from claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which provision should be established in the accompanying consolidated financial statements other than those disclosed below:

(a)	The Company's vessel M/V Miltiadis Junior, is involved in a dispute with a time charterer under an agreement dated September 5, 2003. The total damages claimed by the time charterer is approximately $1,800. The first of the two claims relates to delays in the voyage and subsequent losses allegedly suffered by the time charterer as a consequence of repairs to the vessel's boiler tubes during the term of the charter. The second claim relates to a dispute regarding the terms of an option to extend the time charter. In connection with these claims, the time charterer also lodged a caveat/claim against the vessel with the Maltese Ship's Registry to prevent it from being sold. On July 23, 2004, the Company sold the vessel to a third party. As a result of the claim made with the Maltese Ship Registry, the Company provided security in the form of a deposit of $2,500 in an escrow account in order to release the vessel to the third party purchaser. Arbitration proceedings in relation to the status of the security deposited in the escrow account have commenced and are in process in London, UK. Management believes that the likelihood of a loss to the Company is greater than remote but not probable and, as such, the Company has not recorded any provision in the Company's accounts at December 31, 2004, for this claim. In the event a loss is incurred, management does not believe the amount of the loss can be reasonably estimated at this time.

(b)	The Company entered into a memorandum of agreement in May 2004, ("MOA") for the sale of the M/V AKTOR to Brotojoyo Maritime Pte Ltd ("Buyer"). On August 31, 2004, although the vessel had arrived at the contracted delivery location, the Company terminated the MOA on grounds that it believed the Buyer had repudiated and renunciated its contractual obligations. The Buyer has asserted that the termination of the MOA by the Company was wrongful and has made the following claims: (i) loss and damages for loss of profits in relation to the period of delay from July 16, 2004 to August 31, 2004, (ii) loss and damages in relation to the non-delivery of the vessel and or wrongful termination of the MOA and (iii) various costs, including bank costs and legal costs, expenses, interest, and compound interests. In September 2004, the Buyer took steps to secure its alleged claims and arrested the vessel at Inchon, South Korea. The Courts in Inchon issued two arrest orders during ex-parte proceedings for a total amount of $4,035. The Company provided security by way of cash deposit paid to the Courts of Inchon in the equivalent sum in Korean Won and the vessel was released from both arrests. Presently the case is pending arbitration in London. The Company believes it is not probable a loss will result from this matter. Accordingly, no amounts have been accrued for this claim. In the event a loss is incurred, management does not believe the amount of any such loss can be reasonably estimated at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

Commitments:

(a)	Vessel Purchase Commitments: The Company has outstanding purchase commitments relating to the construction of 18 new vessels and the acquisition of one vessel, which at December 31, 2004, in the aggregate amounted to approximately $561,089 and are payable as follows:

Year	Vessel Purchase Commitments
2005	111,786
2006	226,174
2007	223,129
Total	561,089

(b)	Lease Commitments: At December 31, 2004, the Company was a party to operating lease agreements from related parties (see Note 3). The future minimum lease payments under these related party operating leases at December 31, 2004, are as follows:

Year	Operating leases
2005	31
2006	31
2007	31
2008	31
2009	31
Thereafter	151
Total minimum rental commitments	306

Total rent expense under operating leases for 2004 amounted to $31 and is included in operating expenses-related parties in the accompanying statements of income.

11.    Net Income Per Share and Pro Forma (Unaudited) Net Income Per Share

Basic net income per share "EPS" are calculated on the basis of the weighted average number of shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The weighted average number of common shares outstanding reflects the issuance of shares for the Contributed Companies in the reorganization described in Note 1 as if they had been issued at the beginning of the earliest period presented.

The Company declared dividends of $158,132 in 2004 and $40,700 in 2005. The Company has also recorded the purchase of the commission payments payable to Barclay as a dividend, which amounted to $8,908. The Company has recorded these dividends totaling $207,740 as of December 31, 2004.

In addition, as the total amount $207,740 of the dividends declared in the twelve-month period ended June 10, 2005, as further discussed in Note 12, exceeded net income for the twelve-month period ended December 31, 2004, pro forma (unaudited) net income per common share are presented in the accompanying December 31, 2004 consolidated statements of income, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $15.00 per share (the mid point of the expected range of $14.00 to $16.00 per share) to pay the amount of dividends that exceeds net income for the twelve-month period ended December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

The calculations of the pro forma (unaudited) net income per common share discussed above are as follows:

Calculation of number of additional shares to be issued:

Net income for the twelve-month period ended December 31, 2004	146,235
Amount of dividends for twelve-month period ended June 10, 2005	(207,740)
Excess of dividends over net income	(61,505)
Number of shares required to be issued at $15.00 per share to pay excess of dividends over net income	4,100,333

Calculation of pro forma (unaudited) net income per common share:

Year ended December 31, 2004
Net income	146,235
Number of shares required to be issued at $15.00 per share to pay excess of dividends over net income	4,100,333
Weighted average common shares outstanding, basic and diluted – historical	46,330,000
Weighted average common shares outstanding, basic and diluted – for pro forma (unaudited) calculation	50,430.333
Pro forma (unaudited) net income per common share, basic and diluted	2.90

12.    Subsequent Events (Unaudited)

(a)	Initial Public Offering: In December 2004, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States and listed on the New York Stock Exchange. Following the completion of the initial public offering, it is expected that the Marinakis Family will own directly or indirectly approximately 73.5% of the Company's outstanding common stock and 73.5% of the voting power associated with the Company's voting stock.

(b)	Lease commitments: On March 1, 2005, the Company entered into two additional operating lease agreements both expiring on March 1, 2017, with Arch Finance and Dimension International S.A., related parties. The future minimum lease payments under these two related party operating leases total $1.6 (€1.3) per month, $230.4 in aggregate.

(c)	Express Sea Transport Corporation: On June 10, 2005, the Company entered into a Letter of Agreement (the "Agreement") with ESTC, a related party (Note 3), pursuant to which the Company has a one-year option, commencing on the first anniversary of the closing of the initial public offering, to acquire ESTC. The duration of the right to exercise the option may be extended beyond the initial one year period if both parties agree in writing to extend the duration.

(d)	Acquisition of Vessels: Subsequent to December 31, 2004 the Company acquired eight vessels for a total amount of $144,375. The acquisition cost of these vessels was financed through advances from the Company's stockholders of $59.4 million and bank loans as discussed in (f) and (h) below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)  (continued)

(e)	New Credit Facility: Subsequent to December 31, 2004, the Company obtained six loans from six banks in order to partially finance the acquisition of vessels. The long-term loans amounted to $105,950 payable over a period ranging from 2 to 10 years. The loans bear interest at LIBOR plus a margin and each loan is secured by a first priority mortgage over the applicable vessel or vessels.

Furthermore, the Company obtained four commitment letters from seven banks in order to partially finance the acquisition of new buildings. The long-term loans amounted to $451.7 million, payable over a period ranging from 10 to 11 years. The long-term loans are expected to bear interest at LIBOR plus a margin and each loan will be secured by a first priority mortgage over the applicable vessel or vessels.

Furthermore, the Company obtained a commitment letter from one bank for $10.0 million in order to partially finance the acquisition of one new building delivered in June 2005.

(f)	Dividends Paid: Subsequent to December 31, 2004, the Company paid dividends of $112.5 million to its stockholders.

(g)	Advances from stockholders: Subsequent to December 31, 2004, the Company obtained advances from the stockholders amounting to $59.4 million. Furthermore, the Company drew down on June 3, 2005 the entire amount of a credit line of $60 million which was used to repay advances from stockholders. The line of credit is payable either in twelve months or, if the Company successfully completes this offering, the entire amount is payable within one month from the date on which the credit line is drawn down. The credit line bears interest at LIBOR plus a margin.

(h)	Disposal of Vessels: Subsequent to December 31, 2004, the Company in continuation of its strategy to modernize, expand and enhance its fleet of vessels disposed of three vessels for total consideration of $27,974. The total net book value, including unamortized deferred charges, amounted to $14,679 and the gain on the sale of vessels amounted to $13,295. As a result of these sales, the Company repaid certain existing loans amounting to $10,450 and used the remaining proceeds to finance acquisitions of other vessels.

CAPITAL MARITIME & TRADING CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands of U.S. dollars, except for share and per share data)

	March 31, 2005	December 31, 2004
	(Unaudited)	(see Note 1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	54,761	41,885
Restricted cash	8,798	4,577
Trade accounts receivable, net	18,229	15,351
Insurance claims	122	172
Due from related parties (Note 3)	205	475
Prepayments and other	7,925	5,489
Inventories	2,861	2,563
Total current assets	92,901	70,512
Fixed assets, net (Note 4)	439,777	352,578
OTHER NON CURRENT ASSETS
Deferred charges, net	5,334	3,599
Restricted cash	6,535	6,535
Total assets	544,547	433,224
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 5)	58,043	53,244
Trade accounts payable	9,509	6,188
Due to related parties (Note 3)	9,558	10,051
Accrued liabilities	7,343	5,449
Deferred revenue	11,774	2,737
Dividends payable	127,523	148,136
Total current liabilities	223,750	225,805
Long term debt, net (Note 5)	210,733	164,103
Deferred revenue	1,368	—
Contingencies and commitments (Note 8)	—	—
STOCKHOLDERS' EQUITY:
Common stock $0.001 par value; 200,000,000 authorized; 46,330,000 issued, and outstanding	46	46
Preferred stock, $0.001 par value; 5,000,000 authorized; none issued	—	—
Additional paid-in capital	108,544	93,966
Retained earnings/(accumulated deficit)	106	(50,696)
Total stockholders' equity	108,696	43,316
Total liabilities and stockholders' equity	544,547	433,224

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
For the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except for share and per share data)

	March 31, 2005	March 31, 2004
REVENUES:
Time and voyage charter revenues	75,848	43,323
Charter revenue from related parties (Note 3)	19	1,940
Total revenues	75,867	45,263
EXPENSES:
Voyage expenses	11,637	3,567
Voyage expenses – related parties (Note 3)	1,777	3,467
Vessel operating expenses (Note 7)	10,841	7,480
Depreciation and amortization	8,080	4,027
General and administrative expenses	1,232	654
Operating expenses – related parties (Note 3)	66	1,221
Executive management services	225	214
Gain on sale of vessels	(10,828)	—
Operating income	52,837	24,633
OTHER INCOME (EXPENSES), NET:
Interest expense	(2,389)	(744)
Interest income	264	5
Foreign currency (loss), net	90	(9)
Total other (expenses), net	(2,035)	(748)
Net Income	50,802	23,885

Net income per share, basic and diluted	$1.10	$0.52
Weighted average number of shares, basic and diluted	46,330,000	46,330,000
Pro forma net income per share, basic and diluted (Note 6)	$1.04
Pro forma weighted average number of shares, basic and diluted (Note 6)	48,635,867

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except for share and per share data)

	March 31, 2005	March 31, 2004
Cash Flows from Operating Activities:
Net income	50,802	23,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	7,450	3,619
Amortization of deferred charges	630	408
Amortization of debt discount	70	40
Amortization of deferred revenue	(1,051)	—
Executive management services	225	214
Gain on sale of vessels	(10,828)	—
Changes in operating assets and liabilities:
Trade accounts receivables	(2,878)	(1,186)
Due from related parties	270	(16,451)
Insurance claims	50	46
Prepayments and other	(2,436)	521
Inventories	(298)	(362)
Deferred charges	(3,279)	(287)
Trade accounts payable	3,321	1,396
Due to related parties	(493)	20,949
Accrued liabilities	1,894	69
Deferred revenue	(14)	(220)
Net cash provided by operating activities	43,435	32,641
Cash Flows from Investing Activities
Vessel acquisitions	(75,251)	(8,755)
Vessel advances – new-buildings	(16,180)	(25,277)
Vessel advances – other vessel acquisitions	(3,217)	—
Proceeds from sale of vessels	23,430	—
Acquisition of other assets	(167)	(24)
Net cash provided in investing activities	(71,385)	(34,056)
Cash Flows from Financing Activities
Proceeds from long term debt	64,768	9,960
Payments of long term debt	(13,461)	(5,723)
Capital contributions	14,353	2,131
Restricted cash	(4,221)	1,913
Dividends paid	(20,613)	(1,001)
Net cash provided by financing activities	40,826	7,280
Net increase in cash and cash equivalents	12,876	5,865
Cash and cash equivalents at beginning of period	41,885	5,543
Cash and cash equivalents at end of period	54,761	11,408

Supplemental Cash flow information:

Cash paid for interest amounted to $1,710 and $458, for the three-month periods ended March 31, 2005 and 2004, respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

1.    Basis of Presentation and General Information

The accompanying unaudited consolidated interim financial statements include the accounts of CAPITAL MARITIME & TRADING CORP. and its wholly owned subsidiaries (collectively, the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements.

In the opinion of the management, all adjustments (consisting of adjustments of a normal recurring nature) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results of the three-month period ended March 31, 2005 are not necessarily indicative of the results that might be expected for any interim period or the fiscal year ended December 31, 2005. The financial statements presented in this report should be read in conjunction with the consolidated financial statements and footnotes for the three years ending December 31, 2004.

The balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date, but does not include all the information and footnotes required by United States generally accepted accounting principles for complete financial statements.

2.    Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.

(c)	Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Deferred revenue also includes the liability associated with the acquisition of vessels with time charters, at values below market, net of amount amortized to revenue, which is amortized on a straight-line basis over the remaining time charter period.

For vessels operating in pooling arrangements, the Company earns a percentage of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool's participant, including the Company, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Net revenue under pooling arrangements is recognized when earned in accordance with the agreed-upon formula.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when the amount is fixed or determinable and collection is reasonably assured. Vessel voyage costs, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements. The commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned. All other voyage expenses and other vessel operating expenses are expensed as incurred.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets that utilize the U.S. dollar as the functional currency. The accounting records of the Company are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in currencies other than the U.S. dollar, are translated into the functional currency using the exchange rate at that date. Gains or losses resulting from foreign currency transactions are included in foreign currency gains and losses, net in the accompanying statements of income.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(f)	Restricted Cash: Certain of the Company's loan agreements require the Company to fund a loan retention account in the name of the vessel-owning subsidiary. The amount deposited is equivalent to either one sixth or one third of the loan installment (depending on the frequency of the repayment elected by the Company, i.e. quarterly or semi annually) plus interest that will fall due on the repayment date. Also, there are instances of disputes for which the Company is obliged to deposit money in restricted accounts in order to release its vessels from arrest proceedings.

(g)	Trade Accounts Receivable, Net: The amount shown as trade accounts receivable, net at each balance sheet date, reflects the estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. As of March 31, 2005 and December 31, 2004, no allowance for doubtful accounts was required.

(h)	Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim. Claims are submitted to the insurance company, which may increase or decrease the claim amount. Such adjustments are recorded in the period they are known and have not been material to the Company's financial position or results of operation in the periods ended March 31, 2005 and 2004.

(i)	Inventories: Inventories consist of consumable bunkers, lubricants, spares and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(j)	Fixed Assets, Net: Fixed assets, net consist primarily of vessels. The vessels are stated at cost, less accumulated depreciation. Vessel cost consists of the contract price for the vessel and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods).

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expenses as incurred. The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessels' remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of new vessels at 25 years, which is consistent with industry practice. Acquired secondhand vessels are depreciated from the date of their acquisition over their remaining estimated useful life. As of the date of their acquisition the remaining estimated useful life of the Company's secondhand vessels was 3 to 20 years.

(k)	Impairment of Long-lived Assets: The Company uses SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the appraised fair value of the asset. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. No impairment loss was recorded in the periods ended March 31, 2005 and 2004.

(l)	Deferred Charges: The Company's vessels are required to be inspected and re-licensed from time to time. The inspection and re-licensing includes special surveys every five years and intermediate surveys/dry-docking every two to three years for inspection of underwater parts. The Company defers the costs for these inspections as they are incurred and amortizes them on a straight-line basis over the respective licensing period, which ranges from 2.5 years to 5 years. Costs include actual costs incurred at the yard, cost of fuel consumed, and the cost of hiring riding crews to effect repairs. At March 31, 2005 and December 31, 2004, all deferred charges were being amortized over 2.5 years. The unamortized portion of special survey and dry-docking costs for vessels that are sold are written off to income when the vessel is sold.

(m)	Debt Discount: Fees paid to lenders for obtaining new loans or refinancing existing loans are capitalized and recorded as a contra to debt. Debt discount is amortized to interest expense over the term of the respective loan using the effective interest rate method.

(n)	Pension and Retirement Benefit Obligations: Certain of the Company's employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund. Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees retirement benefits and accordingly the Company has no obligation for these benefits. The cost recognized as expense associated with the Company's contributions was $91 and $23 for the periods ended March 31, 2005 and 2004, respectively.

(o)	Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas. The Company does not obtain rights to collateral to reduce its credit risk.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

(p)	Income Taxes: The Company is not liable for the payment of any income tax on its income. Instead, a tax is levied based on the tonnage of the vessels, which is included in operating expenses.

(q)	Net Income Per Share: Basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock result in the issuance of such stock. The Company has no outstanding securities or other similar contracts which would dilute net income per share.

(r)	Recent Accounting Pronouncements: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, the enterprise would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in the financial statements of the primary beneficiary. In 2004, the Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003. For entities created after January 2003, the Company adopted FIN 46R in 2003. The adoption of FIN 46R in 2003 for entities created after January 2003 and in 2004 for entities created prior to January 2003, did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(s)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

3.    Transactions with Related Parties

Transactions with related parties consisted of the following:

	For the three-month periods ended March 31,
	2005	2004
Voyage revenues:
Express Sea Transport Corp. (a)	19	1,940
Voyage expenses:
Express Energy Inc. (h)	1,174	2,970
Curzon Maritime Limited (c)	30	189
Curzon Shipbrokers Corporation (d)	573	308
	1,777	3,467
Vessel Operating expenses:
Express Energy Inc. (h)	—	457
Management Fees:
Barclay Shipping Limited (b)	54	756
General and administrative expenses:
Forest World S.A.(e)	3	3
Vanimar Inc. (f)	2	1
Skyline Holdings Corp. (f)	5	4
Arch Finance Inc. (g)	1	—
Dimension International S.A. (g)	1	—
Total Operating expenses – related parties	66	1,221

	At March 31, 2005	At December 31, 2004
Due from related parties
Express Sea Transport Corporation (a)	205	475
	205	475
Due to related parties
Barclay Shipping Limited (b)	8,908	8,908
Curzon Shipbrokers Corporation (d)	549	11
Curzon Maritime Limited (c)	30	—
Express Energy Inc. (h)	—	1,072
Forest World S.A. (e)	20	18
Skyline Holdings Corp. (f)	38	32
Vanimar Inc (f)	11	10
Arch Finance Inc. (g)	1	—
Dimension International S.A.(g)	1	—
	9,558	10,051

The Company together with the related companies mentioned below are under the common control of the Marinakis Family. Details of the related companies are listed below as follows:

(a)	Express Sea Transport Corporation ("ESTC"): ESTC is a company incorporated in Panama, with a branch office in Greece, under law 89/1967. ESTC is involved in the business of chartering in

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

and chartering out primarily dry bulk carrier vessels on a voyage or time basis. From time to time the Company charters its vessels to ESTC under short-term time charter arrangements. The Company has recorded charter revenues from ESTC of $19 and $1,940 for the three-month periods ended March 31, 2005 and 2004, respectively.

(b)	Barclay Shipping Limited ("Barclay"): Certain of the ship-owning companies included in the consolidated financial statements have a management agreement with Barclay, a Panamanian corporation, to provide operating, technical and chartering ship management services for a monthly management fee of $18 per vessel. Barclay has a branch office registered in Greece under the provisions of law 89/1967. Additionally, Barclay handled the cash management of certain of the vessels under its management. Under the terms of the management agreement, management fees for operating the vessels for the three-month periods ended March 31, 2005 and 2004 amounted to $54 and $756, respectively. As of January 1, 2005, the commercial and technical management of all of the vessels managed by Barclay, with the exception of one vessel, was transferred to Capital Ship Management Corp., a wholly owned subsidiary of the Company.

(c)	Curzon Maritime Limited ("CML"): CML is registered in the United Kingdom. Its main activity is to act as a broker in arranging charters for dry cargo vessels for which CML charges a brokerage commission of 1.25% on freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $30 and $189, for the three-month periods ended March 31, 2005 and 2004, respectively.

(d)	Curzon Shipbrokers Corporation ("CSC"): CSC is registered in Greece. Its main activity is to act as a broker in arranging charters for wet and dry cargo vessels for which CSC charges a brokerage commission of 1.25% on freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $573, and $308, for the three-month periods ended March 31, 2005 and 2004, respectively.

(e)	Through its subsidiary, Capital Ship Management Corp., the Company has entered into a lease agreement with Forest World S.A., for the rental by the Manager of a 311 square meters warehouse, for the monthly fee of $0.8 per month. The contract expires on December 31, 2015.

(f)	Capital Ship Management Corp. has entered into two separate lease agreements with Vanimar Inc. and Skyline Holding Corp., for the rental by the Manager of certain office premises. The combined monthly fee under these leases is $1.9 per month. The contracts will expire on December 1, 2008 and December 31, 2015 respectively.

(g)	Capital Ship Management Corp. has entered into two separate lease agreements dated March 1, 2005, with Arch Finance Inc. and Dimension International S.A., for the rental by the Manager of certain office premises. The combined monthly fee under these leases is $1.7 per month. The contracts will expire on March 1, 2017.

(h)	Express Energy Inc. ("EEI"): EEI is registered in Greece and its main activity is to act as the Company's broker for the supply of bunkers and lubricants for the Company's vessels. Total supplies provided to the Company through the brokering activity of EEI amounted to $nil and $4,010 for the three-month periods ended March 31, 2005 and 2004, respectively, and, $1,174 and $3,427 was expensed in the three month periods ended March 31, 2005 and 2004 respectively, and are included in voyage expenses and operating expenses. As of January 1, 2005, the Company no longer enters into any new activity with EEI.

CAPITAL MARITIME & TRADING CORP.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

4.    Fixed Assets, net

The major classes of fixed assets are the following at:

	March 31, 2005	December 31, 2004
Cost :
Vessels	401,692	323,278
Advances for acquisition of new-buildings	65,505	50,377
Advances for acquisition of vessels	3,217	3,300
Other fixed assets	577	411
	470,991	377,366
Accumulated depreciation	(31,214)	(24,788)
Fixed Assets, net	439,777	352,578

The Company's vessels, having total net book value of $359,156 at March 31, 2005, have been provided as collateral to secure bank loans.

On March 4, 2005 and March 7, 2005 the Company acquired two vessels for aggregate cash consideration of $69.0 million. Each of the acquired vessels was under an existing time charter contract, which the Company agreed to assume through arrangements with the respective charterer. No rights or options to renew are attached to the assumed charters. The assumed charters were acquired at below market charter rates at the time of acquisition and, accordingly, a portion of the consideration paid for the vessel was allocated to the assumed charters. This allocation resulted in the Company recording deferred revenue totaling $11.5 million, which is being amortized to revenue on a straight line basis over the remaining charter periods, ending on October 2005 and August 2006, respectively. The amount allocated to deferred revenue was computed for each assumed charter as the difference between the fair value of the contract and the net present value of future contractual cash flows, using a 5.5% discount rate. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period.

The amount of consideration allocated to the vessels was based on the appraised fair value of the vessels, totaling $86 million, and assuming each time charter contracts was not associated with the applicable vessel. The $86 million was reduced by $5.5 million related to the excess of the fair value of assets received (net of the fair value of the time charter contracts of $11.5 million) over the cash consideration paid ($69.0 million). Accordingly, the consideration allocated to the vessels was $80.5 million in aggregate and is being amortized over the remaining economic life of the related vessel.

In addition during the three month period ended March 31, 2005, as part of implementing its strategy to modernize and expand its fleet of vessels, the Company purchased one newbuilding at a purchase price of $10,460, and disposed of two vessels for total consideration of $23,430. The total net book value for the sold vessels, including unamortized deferred charges, amounted to $12,602.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)

5.    Long-term Debt

Long-term debt consists of the following at March 31, 2005 and December 31, 2004:

			March 31, 2005		December 31, 2004
	Bank loans	Vessel	Amount	Rate %	Amount	Rate %
a.	Issued July 12, 2002, maturing July 12, 2007	M/T Leader M	$2,781	3.71%	$2,949	3.71%
b.	Issued December 11, 2002, maturing May 29,2006	M/V Napoleon and M/T Fighter	2,016	4.27%	2,161	3.78%
c.	Issued October 18, 2002, maturing October 18, 2005	M/V Giorgos	1,999	3.58%	1,997	3.58%
d.	Issued November 4, 2002, maturing November 4, 2005	M/V Megas Alexandros	1,544	3.99%	1,542	3.33%
e.	Issued January 23, 2003, maturing January 23, 2007	M/T Laertis	1,990	4.42%	2,113	3.42%
f.	Issued July 28, 2003 and August 22, 2003, maturing July 28, 2007 (M/T Aktor, M/T Alexandros, M/T Aristotelis, M/T Achilleas and M/T Agamemnon) and August 22, 2013 (M/T Miltiadis M)	M/T Aktor and M/T Alexandros and M/T Aristotelis and M/T Achilleas and M/T Agamemnon and M/T Miltiadis M	40,314	4.33%	43,647	2.77%
g.	Issued July 22, 2003, maturing July 22, 2009	M/T Amor and M/T Athlos	6,351	4.42%	6,619	3.42%
h.	Issued December 17, 2003, maturing December 17, 2009	M/V Apollonas	—	—	4,672	3.60%
i.	Issued March 22, 2004, maturing March 22, 2006	M/T Ayrton	2,475	4.35%	2,717	3.58%
j.	Issued February 10, 2004, maturing February 10, 2006	M/T Aias	1,386	4.49%	1,682	3.44%
k.	Issued March 2, 2004, maturing March 2, 2008	M/T Aristos II	3,570	3.80%	4,017	3.80%
l.	Issued October 18, 2004, maturing October 18, 2014	M/V Miltiadis Jr II	17,428	4.06%	17,426	3.25%
m.	Issued November 2, 2004, maturing Novermber 2, 2014	M/V Apostolos II	17,429	3.50%	17,427	3.50%
n.	Issued October 4, 2004, maturing October 4, 2014	M/V Miltiadis II	21,945	3.91%	21,943	3.16%
o.	Issued November 9, 2004, maturing November 9, 2006	M/T Mon Ami	3,779	4.27%	3,776	4.27%
p.	Issued November 5 ,2004, maturing November 3, 2008	M/T Archimides	10,454	4.11%	10,451	4.11%
q.	Issued November 12 ,2004, maturing November 12, 2008	M/T Archon	9,511	3.97%	9,959	3.77%
r.	Issued November 30, 2004, maturing November 30, 2012	M/T Vancouver Spirit	27,905	3.97%	27,902	3.97%
s.	Issued December 7, 2004, maturing December 7, 2012	M/T Victoria Spirit	27,905	3.98%	27,902	3.98%

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)   (continued)

			March 31, 2005		December 31, 2004
	Bank loans	Vessel	Amount	Rate %	Amount	Rate %
t.	Issued December 21 ,2004, maturing December 21, 2006	M/T Amadeus	—	—	3,225	4.07%
u.	Issued December 21 ,2004, maturing December 21, 2006	M/T Asterix I	3,228	4.60%	3,225	4.07%
v.	Issued January 20 ,2005, maturing January 20, 2007	M/T Active	4,174	4.40%	(5)	—
w.	Issued March 4 ,2005, maturing March 4, 2015	M/T Attikos	9,975	4.33%	—	—
x.	Issued March 7 ,2005, maturing March 7, 2013	M/V Alterego	25,915	4.38%	—	—
y.	Issued March 2 ,2005, maturing March 2, 2015	M/V Ayrton II	24,702	4.29%	—	—
	Total		$268,776		$217,347
	Less: Current portion		58,043		53,244
	Long-term portion		$210,733		$164,103

All of the above bank loans bear interest at LIBOR plus a margin payable quarterly or semi-annually. Each bank loan is secured by a first preferred mortgage on the respective vessel or vessels and a general assignment of the earnings, insurances and requisition compensation of the respective vessel or vessels. Certain loans also require additional security, including: cash collateral; interest bearing loan anticipation account with the bank; corporate guarantee of the management company; letter of undertaking of the management company; mortgage insurance interest; or personal guarantee. The Company's weighted average interest rate for the three-month periods ended March 31, 2005, and 2004 was 4.13%, and 2.57%, respectively, as at period end.

In accordance with the covenants in certain of these loan agreements, the Company's restricted cash on deposit with the applicable lending banks as of March 31, 2005 and December 31, 2004 in the aggregate amounted to $8,798 and $4,577, respectively. The loan agreements contain other customary ship finance covenants, including restrictions as to: changes in management and ownership of the mortgaged vessels, the incurrence of additional indebtedness, the mortgaging of vessels and the payment of dividends without the applicable bank's prior consent as well as minimum requirements as to the applicable vessel's or vessels' market value and insured value in relation to the outstanding balance of the applicable loan.

The required annual loan principal payments per bank loan to be made subsequent to March 31, 2005 are as follows:

March 31,
2006	$58,043
2007	49,511
2008	34,260
2009	22,690
2010	15,770
Thereafter	89,535
Total	$269,809
Less debt discount	1,033
$268,776

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)   (continued)

6.    Net income per share and pro forma net earnings per share

Basic net income per share "EPS" are calculated on the basis of the weighted average number of shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. The weighted average number of common shares outstanding reflects the issuance of shares for the Contributed Companies in the reorganization as if they had been issued at the beginning of the earliest period presented.

The Company has declared dividends of $40,700 for the three month period ended March 31, 2005, which were given retroactive effect in the Company's financial statements for the year ended December 31, 2004. Furthermore, the Company has also entered into an agreement on June 6, 2005 to purchase the commission payments payable to Barclay as a dividend of $8,908, which was also given retroactive effect in the Company's financial statements for the year ended December 31, 2004.

In addition, as the total amount $207,740 of the dividends declared in the twelve-months ended June 10, 2005, exceeded net income for the twelve-month period ended March 31, 2005, pro forma net income per common share are presented in the accompanying consolidated statements of income for the three-months ended March 31, 2005, giving effect to the additional number of shares that would be required to be issued at an assumed initial public offering price of $15.00 per share (the mid point of the expected range of $14.00 to $16.00 per share) to pay the amount of dividends that exceeds net income for the twelve-month period ended March 31, 2005.

The calculations of the pro forma net income per common share discussed above are as follows:

Calculation of number of additional shares to be issued:
Net income for the year ended December 31, 2004	$146,235
Less net income for the three-month period ended March 31, 2004	(23,885)
Plus net income for the three-month period ended March 31, 2005	50,802
Net income for the twelve-month period ended March 31, 2005	173,152
Amount of dividends for twelve-months ended June 10, 2005	(207,740)
Excess of dividends over earnings	$(34,588)
Number of shares required to be issued at $15.00 per share to pay excess of dividends over earnings	2,305,867

Three-months ended March 31, 2005
Calculation of pro forma net income per common share:
Net income	$50,802
Number of shares required to be issued at $15.00 per share to pay excess of dividends over earnings	2,305,867
Weighted average common shares outstanding, basic and diluted — historical	46,330,000
Weighted average common shares outstanding, basic and diluted — for pro forma calculation	48,635,867
Pro forma income per common share, basic and diluted	$1.04

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)   (continued)

7.    Voyage and Vessel Operating Expenses

The amounts are analyzed as follows:

	For the three-month periods ended March 31,
	2005	2004
Voyage expenses	11,637	3,567
Voyage expenses – related parties (Note 2)	1,777	3,467
	13,414	7,034
Voyage expenses consist of:
Port charges	5,673	2,110
Bunkers	4,392	2,970
Commissions	3,053	1,754
Other	296	200
Total	13,414	7,034

	2005	2004
Vessel operating expenses	10,841	7,480
Vessel operating expenses — related parties (Note 2)	—	457
	10,841	7,937
Vessel operating expenses consist of:
Crew costs and related costs	5,231	3,702
Insurance	1,461	1,339
Spares, repair, maintenance and other	2,322	1,720
Stores & lubricants	1,629	1,176
Management fees – third party	198	—
Total	10,841	7,937

8.    Contingencies and Commitments

Contingencies:

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, insurers and from claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which provision should be established in the accompanying consolidated financial statements other than those disclosed below:

(a)	The Company's vessel M/V Miltiadis Junior, is involved in a dispute with a time charterer under an agreement dated September 5, 2003. The total damages claimed by the time charterer is approximately $1,800. The first of the two claims relates to delays in the voyage and subsequent losses allegedly suffered by the time charterer as a consequence of repairs to the vessel's boiler tubes during the term of the charter. The second claim relates to a dispute regarding the terms of an option to extend the time charter. In connection with these claims, the time charterer also lodged a caveat/claim against the vessel with the Maltese Ship's Registry to prevent it from being sold. On July 23, 2004, the Company sold the vessel to a third party. As a result of the claim

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)   (continued)

made with the Maltese Ship Registry, the Company provided security in the form of a deposit of $2,500 in an escrow account in order to release the vessel to the third party purchaser. Arbitration proceedings in relation to the status of the security deposited in the escrow account have commenced and are in process in London, UK. Management believes that the likelihood of a loss to the Company is greater than remote but not probable and, as such, the Company has not recorded any provision in the Company's accounts at December 31, 2004, for this claim. In the event a loss is incurred, management does not believe the amount of the loss can be reasonably estimated at this time.

(b)	The Company entered into a memorandum of agreement in May 2004, ("MOA") for the sale of the M/V AKTOR to Brotojoyo Maritime Pte Ltd ("Buyer"). On August 31, 2004, although the vessel had arrived at the contracted delivery location, the Company terminated the MOA on grounds that it believed the Buyer had repudiated and renunciated its contractual obligations. The Buyer has asserted that the termination of the MOA by the Company was wrongful and has made the following claims: (i) loss and damages for loss of profits in relation to the period of delay from July 16, 2004 to August 31, 2004, (ii) loss and damages in relation to the non-delivery of the vessel and or wrongful termination of the MOA and (iii) various costs, including bank costs and legal costs, expenses, interest, and compound interests. In September 2004, the Buyer took steps to secure its alleged claims and arrested the vessel at Inchon, South Korea. The Courts in Inchon issued two arrest orders during ex-parte proceedings for a total amount of $4,035. The Company provided security by way of cash deposit paid to the Courts of Inchon in the equivalent sum in Korean Won and the vessel was released from both arrests. Presently the case is pending arbitration in London. The Company believes it is not probable a loss will result from this matter. Accordingly, no amounts have been accrued for this claim. In the event a loss is incurred, management does not believe the amount of any such loss can be reasonably estimated at this time.

Commitments:

(a)	Vessel Purchase Commitments: The Company has outstanding purchase commitments relating to the construction of 17 new vessels and the acquisition of two vessels, which at
March 31, 2005, in the aggregate amounted to approximately $534,679 and are payable as follows:

March 31,	Vessel Purchase Commitments
2006	$142,945
2007	276,416
2008	115,318
Total	$534,679

9.    Subsequent Events

(a)	Initial Public Offering: In December 2004, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States and listed on the New York Stock Exchange. Following the completion of the initial public offering, it is expected that the Marinakis Family will own directly or indirectly approximately 73.5% of the Company's outstanding common stock and 73.5% of the voting power associated with the Company's voting stock.

(b)	Express Sea Transport Corporation: On June 10, 2005, the Company entered into a Letter of

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the three-month periods ended March 31, 2005 and 2004
(in thousands of U.S. dollars, except share and per share data)   (continued)

Agreement (the "Agreement") with ESTC, a related party (Note 3), pursuant to which the Company has a one-year option, commencing on the first anniversary of the closing of the initial public offering, to acquire ESTC. The duration of the right to exercise the option may be extended beyond the initial one year period if both parties agree in writing to extend the duration.

(c)	Acquisition of Vessels: Subsequent to March 31, 2005, the Company acquired five vessels for a total amount of $64,946. The acquisition cost of these vessels was financed through advances from the Company's stockholders and bank loans as discussed in (e) and (f) below.

(d)	New Credit Facility: Subsequent to March 31, 2005, the Company obtained three loans from three banks in order to partially finance the acquisition of five vessels. The long-term loans amounted to $51 million, payable over a period of two to ten years. The loans bear interest at LIBOR plus a margin and each loan is secured by a first priority mortgage over the applicable vessel or vessels.

Furthermore, the Company obtained four commitment letters from seven banks in order to partially finance the acquisition of new buildings. The long-term loans amounted to $451.7 million, payable over a period ranging from 10 to 11 years. The long-term loans are expected to bear interest at LIBOR plus a margin and each loan will be secured by a first priority mortgage over the applicable vessel or vessels.

(e)	Dividends Paid: Subsequent to March 31, 2005, the Company paid dividends of $127.5 million to its stockholders.

(f)	Advances from stockholders: Subsequent to March 31, 2005, the Company obtained advances from the stockholders amounting to $59.4 million. Furthermore, the Company drew down on June 3, 2005 the entire amount of a credit line of $60 million which was used to repay advances from stockholders. The line of credit is payable either in twelve months or, if the Company successfully completes this offering, the entire amount is payable within one month from the date on which the credit line is drawn down. The credit line bears interest at LIBOR plus a margin.

(g)	Disposal of Vessels: Subsequent to March 31, 2005, the Company disposed of one vessel in continuation of its strategy to modernize and expand its fleet of vessels for a total consideration of $4,774. The total net book value, including unamortized deferred charges, amounted to $2,307 as at the respective date of sale. As a result of this sale, the Company repaid an existing loan amounting to $2,500 and used the remaining processes to finance acquisitions of other vessels.

(h)	Contributions from stockholders: Subsequent to March 31, 2005, the Company received approximately $14.5 million relating to contributions made by the stockholders for the acquisition of five vessels, which has been recorded as additional paid-in capital.

Schedule I – Condensed Financial Information of Capital Maritime & Trading Corp.

BALANCE SHEETS
DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)

	December 31,
	2004	2003	2002
ASSETS
CURRENT ASSETS:
Investments	191,452	52,649	23,424
Total assets	191,452	52,649	23,424
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Dividends payable	148,136	—	—
STOCKHOLDERS' EQUITY:
Common stock $0.001 par value; 200,000,000 authorized, 46,330,000 issued, and outstanding	46	46	46
Preferred stock, $0.001 par value; 5,000,000 authorized, none issued	—	—	—
Additional paid-in capital	93,966	41,794	22,749
Retained earnings (accumulated deficit)	(50,696)	10,809	629
Total stockholders' equity	43,316	52,649	23,424
Total liabilities and stockholders' equity	191,452	52,649	23,424

Schedule I – Condensed Financial Information of Capital Maritime & Trading Corp.

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. Dollars, except share and per share data)

	For the year ended December 31,
	2004	2003	2002
REVENUES:
Equity in net income of subsidiaries	146,235	26,140	1,681
Net Income	146,235	26,140	1,681
Net income per common share, basic and diluted	$3.16	$0.56	$0.04
Weighted average number of shares, basic and diluted	46,330,000	46,330,000	46,330,000
Pro forma (unaudited) net income per share, basic and diluted	$2.90
Pro forma (unaudited) weighted average number of shares, basic and diluted	50,430,333

Schedule I – Condensed Financial Information of Capital Maritime & Trading Corp.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)

		Common Stock
	Comprehensive Income	Number of Shares	Par Value	Additional Paid in Capital	(Accumulated Deficit)/Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2002		46,330,000	46	16,239	7,277	23,562
Net Income	1,681	—	—	—	1,681	1,681
Capital Contributions	—	—	—	6,510	—	6,510
Dividend Distributions	—	—	—	—	(8,329)	(8,329)
Comprehensive Income	1,681
Balance, December 31, 2002		46,330,000	46	22,749	629	23,424
Net income	26,140	—	—	—	26,140	26,140
Capital Contributions	—	—	—	19,045	—	19,045
Dividend Distributions	—	—	—	—	(15,960)	(15,960)
Comprehensive income	26,140
Balance, December 31, 2003		46,330,000	46	41,794	10,809	52,649
Net income	146,235	—	—	—	146,235	146,235
Capital Contributions	—	—	—	52,172	—	52,172
Dividend Distributions	—	—	—	—	(207,740)	(207,740)
Comprehensive income	146,235
Balance, December 31, 2004		46,330,000	46	93,966	(50,696)	43,316

Schedule I – Condensed Financial Information of Capital Maritime & Trading Corp.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002
(in thousands of U.S. dollars, except share and per share data)

	For the year ended December 31,
	2004	2003	2002
Cash Flows from Operating Activities:
Net Income	146,235	26,140	1,681
Adjustment to reconcile net income to net cash provided by operating activities: Undistributed earnings of affiliates	(95,539)	(10,180)	6,648
Net Cash Provided by Operating Activities	50,696	15,960	8,329
Cash Flows from Investing Activities:
Investment in Subsidiaries	(51,315)	(18,221)	(5,723)
Net Cash Used in Investing Activities	(51,315)	(18,221)	(5,723)
Cash Flows from Financing Activities:
Capital contributions	51,315	18,221	5,723
Dividends paid	(50,696)	(15,960)	(8,329)
Net Cash Provided by/ (Used in) Financing Activities	619	2,261	(2,606)
Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—
Cash and cash equivalents at end of year	—	—	—

In the Capital Maritime & Trading Corp. ("Parent Company") only financial statements, the Parent Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries. The Parent Company for the years ended December 31, 2004, 2003 and 2002, received cash dividends of $50,696, $15,960 and $8,329, respectively. The Parent Company only financial statements should be read in conjunction with the Parent Company's consolidated financial statements.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                      , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

16,670,000 Shares

Capital Maritime &
Trading Corp.

Common Stock

Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.
Jefferies & Company, Inc.
HSBC
NBGI Securities Inc.
Alpha Finance U.S. Corporation

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.     Indemnification of Directors and Officers.

The By-laws of the Registrant provide that every director and officer of the Registrant shall be indemnified out of the funds of the Registrant, to the fullest extent permitted by Marshall Islands law, against:

(1)	all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such director or officer in connection with any civil or criminal proceeding to which they are made party by reason of the fact they are or were a director or officer of the corporation; and

(2)	all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such director or officer in connection with any civil or criminal proceeding initiated by such director or officer so long as the initiation of such proceeding was authorized by the board of directors.

Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

Indemnification of directors and officers.

(1)	Actions not by or in right of the corporation. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonable believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)	Actions by or in right of the corporation. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not, opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(3)	When director or officer successful. To the extent that director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(4)	Payment of expenses in advance. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

(5)	Indemnification pursuant to other rights. The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(6)	Continuation of indemnification. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)	Insurance. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 7.     Recent Sales of Unregistered Securities.

Not applicable.

Item 8.     Exhibits and Financial Statement Schedules.

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Plan of reorganization*
3.1	Amended and Restated Articles of Incorporation**
3.2	Amended and Restated By-laws*
4.1	Specimen of certificate representing the equity shares*
4.2	Stockholders' Rights Agreement*
5.1	Opinion of Healy & Baillie, LLP*
8.1	Opinion of Cravath, Swaine & Moore LLP, with respect to certain U.S. tax matters.**
8.2	Opinion of Healy & Baillie, LLP, with respect to certain Marshall Islands tax matters**
10.1	Loan Agreement, dated November 30, 2004, between Jet Maritime Corp. and National Bank of Greece S.A.*

Exhibit Number	Description
10.2	Loan Agreement, dated November 30, 2004, between Ship Power Marine S.A. and National Bank of Greece S.A.*
10.3	Loan Agreement, dated July 24, 2003, between Figaro Shipping Ltd., Magic Star Shipping Co. Ltd., Nuse Shipping Ltd., Vague Shipping Ltd., Zoom Shipping Ltd., Ocean Village Maritime S.A. and National Bank of Greece S.A.*
10.4	Form of shipbuilding contract for the production of one 47,000 dwt class product/chemical tanker by Hyundai Mipo Dockyard Co. Ltd.*
10.5	Form of shipbuilding contract for the production of one 37,000 dwt class product/chemical tanker by Hyundai Mipo Dockyard Co. Ltd.*
10.6	Form of 2005 Senior Executive/Directors Long-term Incentive Compensation Plan**
10.7	Form of registration rights agreement*
10.8	Form of performance guarantee for shipbuilding contract entered into by Barclay Shipping Limited*
10.9	Form of management agreement between Barclay Shipping Limited and vessel-owning subsidiary*
10.10	Letter Agreement, dated June 10, 2005, between Express Sea Transport Corporation and the Registrant*
10.11	Commission Receivables Sale Agreement, dated as of June 6, 2005, between Barclay Shipping Limited and the Registrant*
10.12	Letter agreement, dated May 19, 2005, among the Registrant, Aegean Baltic Bank S.A. and HSH Nordbank AG*
10.13	Letter agreement, dated April 26, 2005, among the Registrant, Capital Ship Management Corp., Bremer Landesbank Kreditanstalk Oldenburg—Girozentrale and Deutsche Schiffsbank AG*
10.14	Letter agreement, dated May 23, 2005, between the Registrant and Fortis Bank (Nederland) N.V.*
10.15	Letter agreement, dated May 24, 2005, among the Registrant, HSBC Bank plc and ING Bank NV*
10.16	Letter agreement, dated May 24, 2005, between Capital Ship Management Corp. and EFG Eurobank Ergasias S.A.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.**
23.2	Consent of Healy & Baillie, LLP (included in Exhibit 5.1)*
23.3	Consent of E.A. Gibson Shipbrokers Ltd.*
23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)**
23.5	Consent of Healy & Baillie, LLP (included in Exhibit 8.2)**
24.1	Powers of Attorney (included in this Part II of the Registration Statement)*

* Previously filed.

** Filed herewith

Item 9.     Undertakings.

The undersigned Registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	That for purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Country of Greece on the 24th day of June, 2005.

CAPITAL MARITIME & TRADING CORP.
By: /s/ Evangelos M. Marinakis

Name: Evangelos M. Marinakis Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the 24th day of June, 2005 in the capacities and on the dates indicated.

Signature	Title	Date

*	Chairman of the Board	June 24, 2005

Gregory J. Timagenis

/s/ Evangelos M. Marinakis	Director, President and Chief Executive Officer (Principal Executive Officer)	June 24, 2005

Evangelos M. Marinakis

/s/ Ioannis E. Lazaridis	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 24, 2005

Ioannis E. Lazaridis

*	Director	June 24, 2005

Pierre de Demandolx Dedons

*	Director	June 24, 2005

Stuart R. Maconochie

*	Director	June 24, 2005

Abel Rasterhoff

*	Director	June 24, 2005

John A. Xylas

* By:    /s/ Ioannis E. Lazaridis

             Ioannis E. Lazaridis
                     Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Capital Maritime & Trading Corp. in the United States, has signed the Registration Statement in the City of Newark, State of Delaware on the 24th day of June, 2005.

Puglisi & Associates
By: /s/ Donald J. Puglisi

Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
2.1	Plan of reorganization*
3.1	Amended and Restated Articles of Incorporation**
3.2	Amended and Restated By-laws*
4.1	Specimen of certificate representing the equity shares*
4.2	Stockholders' Rights Agreement*
5.1	Opinion of Healy & Baillie, LLP*
8.1	Opinion of Cravath, Swaine & Moore LLP, with respect to certain U.S. tax matters**
8.2	Opinion of Healy & Baillie, LLP, with respect to certain Marshall Islands tax matters**
10.1	Loan Agreement, dated November 30, 2004, between Jet Maritime Corp. and National Bank of Greece S.A.*
10.2	Loan Agreement, dated November 30, 2004, between Ship Power Marine S.A. and National Bank of Greece S.A.*
10.3	Loan Agreement, dated July 24, 2003, between Figaro Shipping Ltd., Magic Star Shipping Co. Ltd., Nuse Shipping Ltd., Vague Shipping Ltd., Zoom Shipping Ltd., Ocean Village Maritime S.A. and National Bank of Greece S.A.*
10.4	Form of shipbuilding contract for the production of one 47,000 dwt class product/chemical tanker by Hyundai Mipo Dockyard Co. Ltd.*
10.5	Form of shipbuilding contract for the production of one 37,000 dwt class product/chemical tanker by Hyundai Mipo Dockyard Co. Ltd.*
10.6	Form of 2005 Senior Executive/Directors Long-term Incentive Compensation Plan**
10.7	Form of registration rights agreement*
10.8	Form of performance guarantee for shipbuilding contract entered into by Barclay Shipping Limited*
10.9	Form of management agreement between Barclay Shipping Limited and vessel-owning subsidiary*
10.10	Letter Agreement dated June 10, 2005, between Express Sea Transport Corporation and the Registrant*
10.11	Commission Receivables Sale Agreement, dated as of June 6, 2005, between Barclay Shipping Limited and the Registrant*
10.12	Letter agreement, dated May 19, 2005, between the Registrant, Aegean Baltic Bank S.A. and HSH Nordbank AG*
10.13	Letter agreement, dated April 26, 2005, among the Registrant, Capital Ship Management Corp., Bremer Landesbank Kreditanstalk Oldenburg—Girozentrale and Deutsche Schiffsbank AG*
10.14	Letter agreement, dated May 23, 2005, between the Registrant and Fortis Bank (Nederland) N.V.*

Exhibit Number	Description
10.15	Letter agreement, dated May 24, 2005, among the Registrant, HSBC Bank plc and ING Bank NV*
10.16	Letter agreement, dated May 24, 2005, between Capital Ship Management Corp. and EFG Eurobank Ergasias S.A.*
21.1	Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A.**
23.2	Consent of Healy & Baillie, LLP (included in Exhibit 5.1)*
23.3	Consent of E.A. Gibson Shipbrokers Ltd.*
23.4	Consent of Cravath, Swaine & Moore LLP (included in Exhibit 8.1)**
23.5	Consent of Healy & Baillie, LLP (included in Exhibit 8.2)**
24.1	Powers of Attorney (included in this Part II of the Registration Statement)*

*    Previously filed.

** Filed herewith